As confidentially submitted to the Securities and Exchange Commission on April 14, 2023. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VNG Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

VNG Campus

Lot Z06, St. 13

Tan Thuan Dong Ward, Dist. 7

Ho Chi Minh City, Vietnam

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Felipe Duque, Esq. Tina LeDinh, Esq. Allen & Overy LLP 50 Collyer Quay #09-01 Singapore 049321 +65 6671-6000	Jonathan B. Stone, Esq. Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 6 Battery Road Suite 23-02 Singapore 049909 +65 6434-2900

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

    , 2023

VNG Limited

34,864,771 Class A Ordinary Shares

This is an initial public offering of Class A ordinary shares in VNG Limited, a Cayman Islands company (“ListCo”). Prior to the effectiveness of the registration statement of which this prospectus is a part, ListCo will hold a 49% direct equity interest in VNG Corporation, a Vietnamese company (“VN OpCo”), acquired primarily from the former, non-Vietnamese holders of direct equity interests or rights to acquire direct equity interests in VN OpCo (the “Original Foreign Investors”), and no other assets. Upon the completion of this offering and the reorganization transactions described in the section entitled “Our Corporate Structure—The Reorganization” (the “Reorganization”), ListCo will hold the 49% direct equity interest in VN OpCo and other assets including wholly-owned non-Vietnamese operating subsidiaries and, through contractual arrangements with Big V Technology Corporation, a Vietnamese company (“VN HoldCo”), a 24.4% indirect effective interest in VN OpCo.

ListCo has assessed that, based on its 49% direct equity interest in VN OpCo and other factors, such as the dispersion and historical voting patterns of the remaining shares in VN OpCo, ListCo will have control over VN OpCo immediately prior to the commencement of this offering, when certain security interests in favor of the Original Foreign Investors will be released, and therefore will be required to consolidate VN OpCo under International Financial Reporting Standards (“IFRS”). ListCo’s control over VN OpCo does not depend on ListCo’s contractual arrangements with VN HoldCo, even though ListCo expects to assess, upon the completion of this offering, that it also controls VN HoldCo and therefore will be required also to consolidate VN HoldCo under IFRS. ListCo’s control over VN OpCo and VN HoldCo must be reassessed if facts and circumstances indicate that there have been changes to one or more of the elements of control described in the section entitled “Unaudited Consolidated Pro Forma Financial Information.”

In this prospectus, unless the context otherwise requires, “VNG,” “we,” “us” or “our” refers (i) prior to the completion of the Reorganization, to VN OpCo and its consolidated entities, and (ii) after the completion of the Reorganization, to ListCo and its consolidated entities, including VN OpCo and VN HoldCo.

ListCo is a Cayman Islands holding company, with no material operations of its own (either prior to or after the completion of the Reorganization). Investors purchasing Class A ordinary shares in ListCo are purchasing equity interests in a Cayman Islands holding company and are not purchasing equity interests in VN OpCo or any other operating company in Vietnam or elsewhere. Current Vietnamese laws and regulations prohibit “foreign investors”—as the term is used in Law 61/2020/QH14 on Investment adopted by the National Assembly of Vietnam on June 17, 2020 (as amended) (“Vietnam’s Law on Investment”) and its implementing regulations—from owning more than 49% of the charter capital of a Vietnamese company engaged in electronic gaming and other business lines in which VN OpCo is engaged.

We are undertaking the Reorganization to provide foreign investors greater economic exposure to VN OpCo than would be allowed solely through direct ownership of VN OpCo’s charter capital while: (i) allowing for a capital structure with cash flows and access to financing onshore and offshore Vietnam to fund our business as a whole; (ii) enabling our Vietnamese employees and other shareholders in VN OpCo, at the discretion of ListCo’s board of directors and subject to certain limitations, to realize returns on their investment at a valuation that is based upon the market value of the Class A ordinary shares; and (iii) adopting appropriate governance and minority protections in the context of a founder-led public company with Vietnamese roots.

Our corporate structure involves unique risks, has not been tested in any court and may be disallowed by Vietnamese regulatory authorities. If our corporate structure, including the contractual arrangements between ListCo and VN HoldCo, is challenged by Vietnamese regulatory authorities, the consequences would be at the discretion of Vietnamese authorities and are uncertain but likely would be materially adverse to ListCo and holders of the Class A ordinary shares. Moreover, we face heightened and additional legal and operational risks and uncertainties associated with our operations being primarily conducted in an emerging market such as Vietnam. These risks could result in a material change to our operations and/or cause the trading price of the Class A ordinary shares to decline, and you could lose all or part of your investment. See “Risk Factors—Risks Related to Our Corporate Structure, Restrictions on our Industry and Doing Business in Vietnam and Southeast Asia” beginning on page 69.

We anticipate that the initial public offering price will be between US$             and US$             per Class A ordinary share. Prior to this offering, there has been no public market for the Class A ordinary shares. We intend to apply to list the Class A ordinary shares on the Nasdaq Global Market (“Nasdaq”) under the symbol “VNG.”

Immediately following this offering and the completion of the Reorganization, ListCo will have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares will have different voting and economic rights. Each Class A ordinary share entitles its holder to one vote on all matters presented to our shareholders generally. Each Class B ordinary share entitles its holder to ten votes on all matters presented to our shareholders generally. Class B ordinary shares, which are not being sold in this offering, are non-redeemable, have no economic rights and may be held only by Vietnamese nationals who are “officers” (as defined in Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of VN OpCo (or any of its direct or indirect parent companies, including ListCo). Class A ordinary shares are not convertible into Class B ordinary shares and Class B ordinary shares are not convertible into Class A ordinary shares.

To the extent that the underwriters sell more than 34,864,771 Class A ordinary shares, the underwriters have the right to purchase up to an additional                  Class A ordinary shares from                      (the “selling shareholder”) to cover over-allotments within 30 days after the date of this prospectus. Immediately following this offering and the completion of the Reorganization, Mr. Le Hong Minh (“our founder”) and Mr. Vuong Quang Khai (“our co-founder”) will collectively hold all the outstanding Class B ordinary shares and 51% of the voting power in ListCo and, assuming no exercise by the underwriters of their right to purchase additional Class A ordinary shares, purchasers in this offering will collectively hold 19.6% of the economic interests in ListCo and 9.6% of the voting power in ListCo and the Original Foreign Investors will collectively hold 80.4% of the economic interests in ListCo and 39.4% of the voting power in ListCo.

ListCo is a “foreign private issuer” and an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as a result, has elected to comply with certain reduced public company disclosure and reporting requirements. In addition, for as long as ListCo remains an emerging growth company, it will qualify for certain limited exceptions from the Sarbanes-Oxley Act of 2002. Additionally, following the offering, ListCo will be a “controlled company” within the meaning of the Nasdaq listing rules and, as such, plans to rely on available exemptions from certain corporate governance requirements.

	Per Class A ordinary share	Total
Initial public offering price	US$	US$
Underwriting discount and commission(1)	US$	US$
Proceeds, before expenses, to VNG Limited	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$

(1)

See “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters. The selling shareholder has granted the underwriters the right to purchase up to an additional                  Class A ordinary shares to cover over-allotments within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A ordinary shares against payment to purchasers on or about                 , 2023.

Joint Bookrunners

[Citigroup	Morgan Stanley	Credit Suisse]

The date of this prospectus is                 , 2023

VNG

VNG embracing challenges

Established in 2004, VNG has grown and evolved into a Vietnamese technology champion and is one of the leading game publishers in SEA, according to Newzoo. With products such as Zalo, ZaloPay, ZingPlay, ZingMP3 and Bao Moi, VNG's technology ecosystem now serves millions of users and organizations.

Vietnam's Leading Digital Ecosystem

100+ GAME TITLES IN OVER **20** MARKETS

1.7B MESSAGES SENT DAILY VIA ZALO

Zalo

500 ZALOPAY MERCHANTS

392 CORPORATE CUSTOMERS OF VNG CLOUD

VNG CLOUD

3.5M USD COMMUNITY SUPPORT

UPRACE.

55M USD INVESTED IN THE VIETNAM STARTUP COMMUNITY

As of June 30, 2022

Games

vivo

zing play

Communications and Media

Zalo

Zalo

Fintech

Zalo Pay
THANH TOÁN TẠI ĐÂY

Long-Term Opportunities

NHÀ CUNG CẤP DỊCH VỤ
CLOUD
ĐÁNG TIN CẬY CHO HÀNH TRÌNH CHUYỂN ĐỔI SỐ
DIỄN

Neither we, the selling shareholder nor any of the underwriters nor any of our or their respective affiliates have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we may have referred you. We, the selling shareholder, the underwriters and our and their respective affiliates take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell Class A ordinary shares and seeking offers to buy Class A ordinary shares only in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A ordinary shares.

i

Neither we, the selling shareholder nor any of the underwriters nor any of our or their respective affiliates have taken any action to permit a public offering of the Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A ordinary shares and the distribution of this prospectus outside of the United States.

Until and including                     , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CERTAIN CONVENTIONS AND DEFINITIONS

Figures are reported in Vietnamese Dong. Unless otherwise noted, all translations from Vietnamese Dong to U.S. dollars and from U.S. dollars to Vietnamese Dong in this prospectus have been made at a rate of VND23,145 to US$1.00, being the rate quoted by the State Bank of Vietnam at the close of business as of December 31, 2021. These translation amounts are presented solely for the convenience of readers, and we make no representation that any Vietnamese Dong or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Vietnamese Dong, as the case may be, at any particular rate, or at all. On April 11, 2023, the exchange rate quoted by the State Bank of Vietnam at the close of business was VND23,606 to US$1.00.

Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions and billions contained in this prospectus have been rounded to a single decimal place for the convenience of readers. In addition, period on period percentage changes with respect to our key business and non-IFRS measures have been calculated using actual figures derived from our internal accounting records and not the rounded numbers contained in this prospectus, and as a result, such percentages may differ from those calculated based on the numbers contained in this prospectus.

Certain metrics presented in this prospectus are calculated using internal company data. While we believe these metrics to be reasonable estimates for the applicable period of measurement, collected through our internal systems and business performance management systems, there are inherent challenges in measuring these and similar metrics. Such estimates may change due to improvements or changes in our methodology.

We regularly review our processes for calculating these metrics, and from time to time we may discover inaccuracies in our metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics. In addition, our estimates may not be comparable to estimates of similar metrics published by third parties, such as research analysts, due to differences in methodology.

Unless the context provides otherwise, for the purposes of this prospectus:

•	“AI” means artificial intelligence;

•	“Battle Royale” means an online game targeted at hardcore gamers where many players play against each other and win by being the last person or team alive;

•	“CAGR” means compound annual growth rate;

•

“charter capital” means , or the capital contributed or undertaken to be contributed by a member/owner as stipulated in Law 59/2020/QH14 on Enterprises adopted by the National Assembly of Vietnam on June 17, 2020 (as amended) (“Vietnam’s Law on Enterprises”);

•

“China” means the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires;

•	“DAU” means daily active users;

•	“fintech” means financial technology;

•	“hardcore gamer” means a user who plays the immersive games we publish and typically plays for longer periods of time as compared to casual gamers and is more invested in the user’s in-game success;

•

“hardcore game” means the type of game targeted at hardcore gamers, which provides multiple opportunities to sell in-game virtual items, is typically based on a long storyline and has multiple ways to complete the game;

•	“IP” means intellectual property;

•	“IT” means information technology;

•	“JX Mobile” means the initial game in the Legend of Swordsman Mobile franchise, a game owned by Kingsoft;

•	“JX1M” means the latest game in the Legend of Swordsman Mobile franchise, a game owned by Kingsoft;

•	“massive multiplayer online games” means games in which hundreds of players are able to play against each other via linked servers;

•

“MAU” means monthly active users, and for any given application in our Communications and Media business refers to the aggregate number of active users during the last thirty days for the relevant period. Under this metric, a single account that uses a particular Communications and Media application more than once in the last thirty days is counted as one active user for that period;

•	“MMORPG” means massive multiplayer online role-playing game;

•	“MOBA” means multiplayer online battle arena game;

•	“MTU” means monthly transacting users, and for our Fintech business refers to a user who completes a transaction using ZaloPay during the last thirty days for the relevant period;

•	“PUBG Mobile” means Player Unknown Battle Ground Mobile, a game owned by Tencent;

•

“QAU” means quarterly active users, and for our Games business refers to the aggregate number of unique active accounts that played any of our games within the three months prior to the date of measurement. Under this metric, a single account that plays more than one game or in more than one market is counted as more than one active user within the relevant period;

•

“QPU” means quarterly paying users, and for our Games business refers to the aggregate number of unique active accounts through which a payment is made for any of our games within the three months prior to the date of measurement. Under this metric, a unique account through which payments are made in more than one game or in more than one market within the relevant period is counted as more than one paying user;

•	“R&D” means research and development;

•	“RPG” means role playing game, an online game where players assume the role of a character and become responsible for leading the player through the game;

•	“transacting user” refers to a user who completes a transaction using ZaloPay within the relevant period;

•	“unique active merchant” means a merchant (as identified by a unique identification number) that processed at least one ZaloPay transaction within the last thirty days of a relevant period;

•	“UPCOM” means the Unlisted Public Company Market of Vietnam, a trading venue for unlisted companies operated by the Hanoi Stock Exchange; and

•	“user” means an individual who uses any of the services we offer.

BASIS OF PRESENTATION

VNG Limited, or ListCo, was incorporated in Cayman Islands on April 1, 2022, to serve as the issuer of the Class A ordinary shares offered in this offering. ListCo is a newly incorporated entity and, except in connection with the Reorganization, has had no business transactions or activities to date and thus no assets or liabilities during the periods presented in the prospectus.

For financial reporting purposes, VN OpCo is our predecessor. Accordingly, this prospectus contains the historical consolidated financial information of VN OpCo. VN OpCo’s audited consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021 and have been prepared in accordance with IFRS, which comprise standards and interpretations approved by the International Accounting Standards Board (“IASB”), and International Accounting Standards (“IAS”) and Standing Interpretations Committee interpretations approved by the IFRS Interpretations Committee that remain in effect. ListCo will be our successor and the financial reporting entity following this offering.

The unaudited pro forma financial information of ListCo presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of VN OpCo included elsewhere in this prospectus. These pro forma adjustments give effect to the transactions described under “Our Corporate Structure—The Reorganization,” this offering and the use of proceeds from this offering, as if each had been completed on January 1, 2021 in the pro forma consolidated statement of profit and loss and on December 31, 2021 in the pro forma consolidated statement of financial position. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

NON-IFRS FINANCIAL INFORMATION

To measure performance, we focus on loss for the period, an IFRS measure, as well as certain non-IFRS measures including Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. We present non-IFRS measures because we believe that they and similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of our performance. We define Adjusted EBITDA as loss for the period excluding finance income, finance costs, depreciation and amortization, income tax expense, share of loss of associates, impairment loss recognized in profit or loss and share-based payment expenses. We define Segment Adjusted EBITDA as segment operating profit or loss excluding depreciation and amortization, impairment loss recognized in profit or loss and share-based payment expenses, and excludes corporate costs. Total Segment Adjusted EBITDA represents the sum of Segment Adjusted EBITDA of our four business segments.

Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with

IFRS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-IFRS Financial Measures—Non-IFRS Financial Measures” for information about why we consider Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA useful and a discussion of the material limitations of these measures, as well as a reconciliation of Adjusted EBITDA and Total Segment Adjusted EBITDA to loss for the period, and a reconciliation of Segment Adjusted EBITDA to segment operating profit or loss, the most directly comparable financial measure, respectively, prepared in accordance with IFRS.

TRADEMARKS AND INTELLECTUAL PROPERTY

We have proprietary rights to trademarks used in this prospectus that are important to our business and are registered under applicable intellectual property laws. This prospectus also mentions and cites trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by any other companies. Solely for convenience, our trademark and trade name referred to in this prospectus may appear without the ® roundel or TM symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to those trademarks and trade names.

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, government statistics, reports by market research firms or other independent sources and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete.

Gaming industry and market position information that appears in this prospectus is based on a report that we commissioned from Newzoo International B.V. (“Newzoo”) on the gaming market and industry in Vietnam, Southeast Asia and Latin America (“LatAm”). Communications and media, fintech and cloud computing industry market position information that appears in this prospectus is based on a report that we commissioned from Frost & Sullivan (S) Pte Ltd (“F&S”) on the communications and media, fintech and cloud computing industry in Vietnam and Southeast Asia. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.

The Newzoo and F&S reports are supplemented where necessary with our own internal estimates and information obtained from discussions with our users, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus.

Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In some cases, we do not expressly refer to the sources from which this data is derived. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and other forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

v

LETTER FROM OUR FOUNDERS

“Build Technologies and Grow People. From Vietnam to the World.”

We founded VNG 19 years ago, and it has been quite a journey. But the best is yet to come: our vision is to grow into a digital ecosystem that is ingrained in our users’ daily lives.

For us as founders, where we have come from is about more than the emotional and exciting journey of building a technology company. Our story is a microcosm of the journey our generation has traveled.

We were born after the Vietnam War, in a peaceful and unified but poor country, where our parents struggled to put dinner on the table. We grew up studying hard in school and dutifully striving for a “better life” than our parents had, without having a clear idea of what that meant, what we were missing from the outside world, or what exactly we should aspire to be. In the late 1980s, some of us dreamt of a scholarship outside of Vietnam, as it was a gateway to the wider world that seemed inaccessible.

But things started to change from the mid-1990s when Vietnam gradually opened up and embraced globalization. And in 1997, the internet came to Vietnam.

We consider ourselves Vietnam’s first “internet generation,” as most of us were introduced to internet services on PCs during our formative teenage years. For us, computers, and later the internet, became a super highway to a new world, full of excitement and opportunity. We read stories about technology companies in the US and started to dream of one day building a technology company in Vietnam. The two of us made a plan to go to Western countries for an education and come back to Vietnam to start a business.

In 2004, we launched an internet company that would become VNG.

In the early days, we lacked experience, resources or a roadmap for building a start-up, as the country had only a few million internet users and no supporting ecosystem for the tech industry. But we had been inspired by young entrepreneurs worldwide. And we had the same perseverance, thirst for learning, and fighting spirit as they did to tackle any problem. With our Vietnamese version of persistence, optimism and vision, we set about learning how to launch our first PC game by traveling to China and talking to the game developers there. Then we traveled to about 5,000 internet cafés in Vietnam on motorcycles to put up promotional flyers. We had to figure out how to build our own make-shift data center and create our own scratch-card payment system for our game business.

After the initial success of the games business, we launched many other products and services to serve the rapidly multiplying internet users in Vietnam. We looked to the US for inspiration when we created what we believe is the first music-streaming website in the country in 2007, a head start that helped us ensure that today we remain a top music streaming app in Vietnam. We built a web-based social network in 2009 and later pivoted towards a mobile-centric messaging app in 2012.

We built a technology company bit by bit, through trial-and-error, observing different technology trends and how they were impacting our country, and throughout our journey we were competing with the world’s biggest internet companies whose products were highly popular in Vietnam. The more we built, the more we understood the enormously positive impact that technology could have on our users and the country, especially during the COVID-19 pandemic years of 2020 and 2021, when our mobile messaging app Zalo became a lifeline app for Vietnamese people to communicate and co-ordinate throughout the worst lock-down months.

Today, Vietnam is no longer the poor and isolated country of our childhood. Over the last 20 years, it blossomed into one of the fastest growing economies in the world, now approaching middle-income country status. Vietnam is one of the world’s important manufacturing bases, a major exporter and one of the most-connected developing countries when it comes to trade partnerships and the internet. The country has nearly 75 million smartphone users among its population of more than 98 million and ranks among those with the highest usage rate of mobile and social networks in the world. Technology has become a major driving force for our economic and social transformation. Within Vietnam, VNG is the leading homegrown digital ecosystem, serving nearly all the internet users here with our mobile messaging, news, music and gaming products.

But we feel that our journey has only just begun. It has been nearly 30 years since we first wondered what a “better life” would look like, and now we have a clear answer and vision.

Over the next 20 years, Vietnam’s goal is to become a developed country with two major growth drivers: a young, hard-working and dynamic population, and a shared core belief that technology and openness are forces for transformation and progress. As founders of what we believe to be the country’s leading technology company, the two of us feel a profound responsibility, plus the thrill of opportunity, to see this through and continue to contribute to this transformation.

We plan to continue to innovate and build technology products for Vietnam and Southeast Asia, like our mobile payment platform that could help the country to go cashless within the next five years, enterprise software services that can serve millions of Vietnam entrepreneurs, and AI-products that could enhance household life across the country and region.

We also deeply believe in the engineering talents of our team and our ability to attract strong talent in in the future, and we want to show the world that we can be regionally and globally competitive. We are launching our games in many countries and plan to build a global product portfolio from Vietnam. Given our larger ambitions, we still feel it is early days, but we carry with us the same spirit and culture that we had 19 years ago, and that spirit will carry us to the next destination.

The next leg of our journey is to expand the growth of this global technology company that was born in Vietnam. A company with people joining from all over the world but retaining its distinct Vietnamese values: integrity, openness and hunger to learn and grow.

And this IPO is the first step in this new journey.

Ho Chi Minh City,                 , 2023

Minh and Khai

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this prospectus and should consider, among other things, the matters described in “Risk Factors” and our financial statements, before making an investment decision.

Who We Are

We are Vietnam’s leading, homegrown digital ecosystem, with diverse and competitive product offerings across games, communications and media, fintech and other opportunities. We are the number one mobile games publisher in Vietnam, with our 2021 mobile game gross revenues representing over 50% of Newzoo’s estimate for Vietnam’s mobile games market for 2021. Our Zalo, Zing MP3 and Bao Moi applications are the number one messaging, music streaming and online news applications, respectively, in Vietnam based on MAU in 2021, according to F&S.

Founded in 2004 as a five-person start up, we have grown and evolved into a national technology champion with a large user base and high engagement in Vietnam. Our strong online game publishing capabilities have allowed us to extend our reach to countless users beyond Vietnam. Since the inception of our company, our mission has been to “Build technologies and grow people. From Vietnam to the world.” By adhering to our mission, we have become a Vietnamese technology unicorn.

We believe that we have achieved many “firsts” throughout our corporate journey. We pioneered the era of hardcore RPGs in Vietnam by publishing Legend of Swordsman on personal computer (“PC”) in 2005. We launched the first widely adopted communication application developed by a Southeast Asian technology company in 2012. We were the first Vietnamese company to successfully publish online games in a foreign market. We have strategically expanded into new business lines, including mobile payments in 2017 and cloud services in 2018.

Today, our business comprises four segments: Games, Communications and Media, Fintech and Long-Term Opportunities, which together form a powerful platform to serve users’ and businesses’ daily needs. Our services are supported by our proprietary digital infrastructure and technology platform, a unified advertising network and large amounts of data insights accumulated through years of operations.

Notes:

(1)	Based on Newzoo’s mobile games market estimate for 2021 and our 2021 gross revenue from publishing mobile games in Vietnam.
(2)	Based on MAU in 2021, according to F&S.
(3)	Based on MTU in 2021, according to F&S.

Games

Our Games business commenced operations in 2004, and consists of both game publishing and development.

We publish hardcore and casual online games that are developed by third-party game developers, such as Tencent Games, Kingsoft, Riot Games and Perfect World, in Vietnam and across Southeast Asia, Taiwan, and Hong Kong. Over time we have vertically integrated into game development. Through our ZingPlay platform, we develop and publish popular mobile card and board games for casual gamers across Southeast Asia, Argentina, Brazil, India, and Mexico, among others. We also self-develop games targeted at the global hardcore gamer market, which will be a core focus for us going forward. Below are some of the game titles we offer, which are diversified across genre:

As an early mover in game genres such as RPGs and Battle Royale, we have introduced and published many of the most popular global titles in Vietnam and helped grow their popularity within Vietnam and elsewhere. Our most popular mobile games in Vietnam include JX1M, licensed from a Kingsoft affiliate, and PUBG Mobile, developed by Tencent. JX1M, which made its debut as the second ranked app in Vietnam on both the Apple App Store and Google Play Store when it was launched in 2021, is part of the long-standing and popular JX Mobile RPG franchise that was launched in 2016. PUBG Mobile ranked as the second most popular Battle Royale game by MAU in Vietnam in 2021, according to Newzoo. Leveraging our strong publishing and marketing capabilities, as well as our unrivaled local market knowledge and technical know-how, we have successfully built strong and long-standing relationships with global game developers.

Leveraging our experience working with global developers, we have also established in-house game development capabilities. This has allowed us to diversify the types of games we offer and enhance the strength and resilience of our Games business. We have self-developed and published over 60 different mobile card and board games targeted at casual gamers through ZingPlay, which is the mobile casual game market leader in Vietnam and ranked first in the mobile card games genre by MAU in LatAm in 2021, according to Newzoo. More recently, we have been developing our own games targeted at the hardcore gamer market. We anticipate these games will be comparable in complexity and storyline to the games that we have historically published for third-party game developers, and that they will increase awareness of our brand outside Vietnam and diversify our Games business.

To supplement organic growth in our Games business and further improve our IP library, game development expertise and geographic reach, we have made strategic investments in independent game studios such as Dorocat, Youtu and Haegin, located in Hong Kong, China and South Korea, respectively.

Our Games business has a strong track record of delivering steady growth and generating profit. We attribute this to our diversified game portfolio across multiple genres and markets and the long-standing popularity of our key titles. Our Games business contributed 86.5% of our revenues in 2021, and forms the bedrock of our ecosystem due to its profitability. We have used the cash generated from our Games business to organically grow our other businesses. We believe our established and diversified user base, the long-standing popularity of our key titles and strength in game publishing and development will continue to support the growth in our Games business, and provide a strong foundation for our ecosystem as we move forward.

Communications and Media

Leveraging our strong branding and deep understanding of Vietnamese internet users, we developed the Zalo application in 2012. Zalo started off as a peer-to-peer communication focused application. It has evolved into a multi-featured platform that provides users with functionality to connect and interact through a variety of different means, including chat, audio and video calls, user timelines and stories. Zalo’s DAU/MAU ratio increased from 63.8% in Q1 2019 to 76.0% in Q2 2022, demonstrating high user engagement as well as robust growth in recent years.

In addition to Zalo, we also provide media streaming and news aggregation services through standalone applications such as Zing MP3 and Bao Moi. Zing MP3 is a music streaming application we developed in 2007, attracting users across all age groups, with Gen Z and Millennials being highly engaged on the platform. In the second quarter of 2022, Zing MP3 had 28.2 million MAU and included songs from Sony and Universal’s music libraries. Bao Moi aggregates and curates news for readers from over 100 different sources, providing one-stop access to over 4,000 Vietnamese language news and entertainment articles a day. In 2021 and the six months ended June 30, 2022, we had a total of approximately 48.2 million and 52.1 million daily content views, respectively. Our Communications and Media platforms aim to address a unique daily need of our users, and have significant cross-selling potential with each other and other platforms in our digital ecosystem.

We monetize our Communications and Media business primarily through online advertising. Our advertising platform enables advertisers to place ads under different formats across the various platforms we operate and reach targeted groups of users based on customized attributes. We are able to deliver relevant advertisements and content recommendations to our users based on data insights without sacrificing their user experience. In June 2022, we began implementing paid service packages for Zalo official accounts operated by businesses.

We also offer digital creative content agency services, built upon our innovative culture and deep understanding of our users accumulated over the years. Adtima, our creative advertisement agency, was number one among local advertising firms in Vietnam, based on revenue in 2021, according to F&S. We believe our advertising services allow advertisers to effectively increase brand awareness at scale, improve lead generation and conversion and provide promoted content that resonates with our users. In addition to advertisements, we also offer value-added services for businesses which have Zalo accounts, including cloud services and e-commerce listings. We may explore further monetization opportunities in the future.

To supplement the user experience of our Communication and Media applications we have developed Kiki, a voice-controlled assistant. In 2020, Kiki, through the Zalo application, was successfully integrated into a car for the first time. We believe that Kiki, as a Vietnamese-speaking virtual assistant, is one of the first for the Vietnamese market and we expect it to increase stickiness to Zalo as users rely upon it for an increasing number of their daily online needs.

Our Communications and Media business has been profitable since 2020 and generated operating segment profit of VND51.6 billion in 2020 and VND110.8 billion (US$4.8 million) in 2021.

Fintech

ZaloPay, our Fintech application, commenced operations in 2017 and is the fastest growing of the top-five mobile payment applications in Vietnam and ranked among the top-three locally-developed payment applications in Vietnam in terms of MTU in 2021, according to F&S. Between the first quarter of 2019 and the second quarter of 2022 ZaloPay’s average three month MTU multiplied by 10.1 times. ZaloPay’s functionality includes digital wallet services that allow consumers and businesses to make and receive electronic payments through the ZaloPay application. We also operate the ZaloPay payment gateway for clearing online and offline transactions using traditional payment networks such as Visa and MasterCard.

ZaloPay has been integrated with a variety of online and offline merchants and has increased the number of use cases, including entertainment, food and beverage, transportation, e-commerce, mobile telecommunications and bill payment. ZaloPay is connected to most domestic banks and is fully integrated with our Zalo application, allowing Zalo users to make peer-to-peer payments in Zalo chat, and so ZaloPay provides an online sales channel for merchants. Recently, ZaloPay partnered with Grab to make ZaloPay’s digital wallet available for Grab Vietnam’s services, including transportation, food, grocery and parcel delivery.

With the ZaloPay platform, we aim to reduce the friction of cash transactions and address the needs of Vietnam’s large underbanked population, serving as a gateway to accelerate financial inclusion, and further empowering our user and merchant base. We are also collaborating with banks and other financial institutions. We have collaborated with a financial institution to launch a money market product and are continuing to explore providing additional wealth management products as well as lending and insurance.

Long-Term Opportunities

VNG Cloud is our newest business, which commenced commercial operations in 2018. VNG Cloud is a cloud-based platform that enables organizations of all sizes to digitally transform. VNG Cloud combines powerful, elegant and easy-to-use functionality that is designed with the security, scalability and administrative controls required by information technology departments. We developed VNG Cloud to enable corporate users to leverage our cloud infrastructure regardless of their file format, application environment, operating system, device or location.

In the past, we have grown our business through minority investments in other technology companies that we believe have the potential to become leaders in their industry or could grow to have synergies with our operations. Our investees are selected to provide services complementary to our core businesses, additional R&D capabilities or capture potential market opportunities in the future. In the current economic climate, we have reassessed our strategic plan and at this stage do not plan to actively pursue additional minority and strategic investments, although we may in the future pursue potential acquisitions or investments which align with our strategic criteria.

We have self-developed AI products in addition to Kiki. One of them, TrueID, is an eKYC product suite for customer identification and verification that uses biometrics and AI technologies. We have also developed Prism, an internet of things controller for commercial settings which enables users to control multiple devices from one platform.

Value Proposition of Our Ecosystem

We strive to benefit all participants in our ecosystem. For users, we provide a plethora of products and services that bring about convenience, fun and quality content to help transform their lives. For our partners, we help them achieve effective user acquisition, engagement and retention, innovative content curation and efficient operations.

We offer a suite of diverse and comprehensive offerings and services to our ecosystem participants, which we believe supports our market position and provides a strong foundation for continued growth while creating barriers to entry for our competitors.

For Users

We are transforming and connecting our users’ lives by providing them with digital empowerment, including platforms for games, communication, music, news and more. We are at the forefront of publishing and localizing internationally acclaimed games in Vietnam and across Southeast Asia. Zalo was the most popular messaging application in Vietnam, according to F&S, with 72.7 million MAU in the second quarter of 2022. Zalo provides functionality for personal, commercial and public sector users to connect, interact and build relationships. Zing MP3 was the number one music streaming platform and Bao Moi was the number one online news platform in Vietnam based on MAU in 2021, according to F&S. Zing MP3 delivers a differentiated and premium user experience by leveraging our vast, licensed music library. Bao Moi offers cultural enrichment to users by providing quality and customized news content. ZaloPay provides a convenient, reliable and efficient payment infrastructure in Vietnam where there is a large underbanked population who lack access to financial services. We believe that our ecosystem has become deeply ingrained in users’ daily lives as we address their online needs. We serve our users with an unwavering dedication to product innovation and improvement, a core strength enabling us to continue driving user engagement, retention and growth.

For Partners

We create value for businesses and see them as our partners for success. Our partners include game developers, merchants and government agencies using Zalo’s official and verified accounts, payment partners, cloud’s corporate customers, advertisers and content creators. For game publishing, we work closely with global game developers to provide them with insights and the technical support needed to successfully develop and localize a game’s content for the markets in which the game is to be published. Advertisers leverage Zalo’s advertising solutions and data insights to effectively target users within our ecosystem. Merchants use ZaloPay to reduce transaction friction and improve operational efficiency. ZaloPay has recently partnered with Grab to make ZaloPay’s digital wallet available for certain of Grab Vietnam’s services. Enterprises and organizations have adopted VNG Cloud to digitize their business and upgrade their digital infrastructure. Content creators publish their works on our communications and media platforms to generate traffic and make a living. We strive to empower our partners across multiple segments of our ecosystem, while the success of our partners in turn accelerates our ecosystem’s growth and user base expansion, which then helps attract more partners to our ecosystem, forming a self-reinforcing growth engine.

Our Technology

Key to driving our mission of transforming peoples’ lives are our technology development capabilities. Our infrastructure and technology have been designed for reliability, scalability and flexibility.

We have self-developed and invested significantly in our data analytics technology, which helps us more accurately derive insights on user preferences and transaction patterns and, accordingly, better understand our users. This technology has been instrumental in the development of our advertisement platforms, Zalo Ads and Adtima. It has also helped us predict levels of user engagement with our products and services, which are key enablers for us to develop innovative content, improve the user experience and operate our businesses efficiently.

We leverage technology and data through AI driven models in our Games business to analyze in-game features, user behavior and marketing performance indicators which we use to drive game designs, content selection and marketing approaches. In addition, our news aggregator application offers personalized content and newsfeeds based on user profiles, providing customized user experiences which enhance user loyalty.

We have also self-developed many of the other core technologies which underpin our business. The ZaloPay platform is built upon open-source technology that we self-developed for our particular use cases. It has been improved constantly through learnings from previous iterations of payments trials we conducted over the years and is designed to be highly scalable and modular to support a high growth business. We also developed the engine that powers ZingPlay and simultaneously supports live game operations across multiple jurisdictions and languages. The engine is capable of hosting massive multiplayer online games and helps to identify cheaters to be banned.

Throughout our operating history we have built competitive technical expertise and data infrastructure which play a critical role in our ability to deliver a smooth user experience across our services. The large number of users across our platforms requires us to simultaneously deliver massive amounts of data. We have designed our network infrastructure so that it is able to scale horizontally, such that when we are required to add additional capacity the network is ready to integrate the additional capacity.

We believe our self-development and data-driven approach to technology creates a self-reinforcing cycle and enables us to engage with and better serve our users with increasing convenience and security.

Market Opportunities

Our three key businesses of Games, Communications and Media and Fintech operate in markets with substantial population size and economic growth potential. We consider Vietnam to be Games’

core region, along with the rest of Southeast Asia (“SEA”) and Taiwan. For our Games business, we define SEA as Vietnam, Thailand, Singapore, Malaysia, Indonesia and the Philippines. We also have operations in LatAm, where we primarily publish mobile casual games on our ZingPlay platform. According to Newzoo estimates, ZingPlay ranked first in the mobile card games genre by MAU in LatAm in 2021. For our Communications and Media and Fintech businesses, we operate only in Vietnam.

Vietnam had a population of 98.3 million people and US$368.0 billion of GDP in 2021 and has the highest projected GDP CAGR, of 11.0% from 2022 to 2026, among the countries in our core region, according to F&S. SEA and Taiwan present a substantial population and geography and have significant growth potential. Combined, they had a population of 613.7 million people, or nearly double the population of the United States, and US$4.0 trillion of GDP in 2021, according to F&S. There are multiple thematic drivers of our historical and anticipated future growth in Vietnam and across SEA, falling into four main categories:

•

Robust demographic and macroeconomic growth – Vietnam is one of SEA’s most populous countries with 98.3 million people, which represents 16.0% of SEA and Taiwan’s total population, according to F&S. Vietnam’s population is expected to grow at a CAGR of 0.8% to 102.5 million people from 2022 to 2026, compared to 0.2% for China and 0.4% for the United States over the same period, according to F&S. SEA and Taiwan combine to form one of the world’s most populous regions, representing 7.9% of the global population, according to the IMF. SEA is also characterized by substantial and growing young populations, centered around Millennials and Gen Z. SEA and Taiwan also boast some of the world’s fastest growing economies, with increasing urbanization and a growing middle-class with higher consumption power and needs.

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High rates of technology adoption, especially in mobile internet – Vietnam had the third highest number of smartphone users in SEA and Taiwan, with 72.5 million users and a penetration rate of 74%, in 2021, according to F&S. According to F&S, this smartphone user base is expected to reach 86.9 million users by 2026, growing at a CAGR of 3.7% from 2022 to 2026. Vietnam is an attractive high-growth digital economy market, especially for our Communications and Media and Fintech offerings. SEA and Taiwan had 468.1 million internet users and 464.7 million smartphone users in 2021, giving it one of the world’s largest digitally connected user bases, according to F&S.

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Digital transformation of industries and user behavior – Vietnam boasts the fourth highest penetration rate of digital service users in SEA after Indonesia, Singapore and Taiwan, according to F&S. Vietnam had 51.8 million digital service users in 2021, which represents a penetration rate of 52.7%. According to F&S, user adoption of digital services is expected to grow at a CAGR of 8.1% in Vietnam from 2022 to 2026, the second highest in SEA and Taiwan after Indonesia. As consumer needs and expectations change, and as more users adopt digital services, user engagement with our service offerings is expected to continue to grow.

•

Emergence of digital ecosystems across verticals – There are multiple factors that power the growth of emerging ecosystems in Vietnam and across SEA. These include a digital ecosystem’s ability to generate value for customers through shared data analytics across verticals, decreased customer acquisition costs through shared user bases, potential for greater cross-selling opportunities and strengthened customer relationships and customer retention.

Our Competitive Strengths

Vietnam’s #1 digital ecosystem

We are a national technology champion in Vietnam with household digital platform brands across games, communications, news and music with a massive and fast-growing user base. We are the number one mobile games publisher in Vietnam, with our 2021 mobile game gross revenues representing over 50% of Newzoo’s estimate for Vietnam’s mobile games market for 2021. We had 69.4 million QAU across games targeted at hardcore and casual gamers in the second quarter of 2022, with an established first-mover advantage, proprietary know-how and competitive moat built over 18 years of industry experience. We had 72.7 million MAU on Zalo in the second quarter of 2022, and our Zalo application was the number one messaging application in Vietnam by MAU in 2021, according to F&S. In addition, Zing MP3 was the number one music streaming platform and Bao Moi was the number one online news platform in Vietnam based on MAU in 2021, according to F&S. Our ZaloPay application was ranked among the top three locally-developed payment applications in Vietnam in terms of MTU in 2021, according to F&S, and has experienced rapid growth since launch.

We are well positioned to address a total addressable market of over US$73.0 billion by 2025, which includes US$10.2 billion in online games in SEA and Taiwan and US$11.2 billion in online games in LatAm (according to Newzoo); and US$5.3 billion in online communications and media in Vietnam and US$46.9 billion in fintech services in Vietnam (according to F&S). We believe our platform will benefit from a fast growing addressable market on the back of strong macro tailwinds. Such tailwinds include a young population, fast-growing economies and increasing urbanization, highly active internet users, rapidly growing internet and smartphone penetration, especially among the younger tech-savvy population, and increasing levels of purchasing power. When combined, these drivers demonstrate the high growth potential of our key markets and, in particular, Vietnam.

Highly engaged user base with potential for scalability and increased monetization

As a trusted brand and a household name in Vietnam, we strive to deliver outstanding customer experiences for our users, maintain a highly engaged user base and create significant potential for scalability and monetization. We have built a comprehensive product portfolio, from mobile games and communication to digital payments, allowing our users to access our platforms multiple times a day while providing a richer and more convenient online experience. This has also presented cross-selling opportunities for us which increase the efficiency and effectiveness of our user acquisition and retention efforts. High user engagement has deepened our understanding of our users, further improved our service offerings to attract a wider audience, and opened up more monetization avenues while maintaining attractive user experiences.

For instance, we frequently adjust and fine-tune the game play of our games in response to user preferences and industry sector trends. We are also increasing the engagement of our games by making them more social and interconnected by introducing player leaderboards and in-game chat functionality. At the same time, we have expanded our Games revenue streams into a hybrid monetization approach, including in-app purchases and in-app advertising. To enhance user engagement in Zalo, we closely monitor user feedback to adjust Zalo’s in-app functionalities to optimize the user interface and launch new and desirable functionalities. Higher levels of engagement and longer periods of time spent using our applications will lead to more monetization opportunities, such as targeted advertising and premium subscriptions. We have also increased non-advertising revenue by developing value-added services for businesses which have Zalo accounts, including cloud functionality and e-commerce listings.

Powerful network effect

We provide participants of our ecosystem with diverse and complementary offerings to meet their daily needs, creating a powerful network effect that drives more users and engagement, and in turn attracts more partners to join our platform and grow our ecosystem.

Our core businesses complement each other and create powerful synergies within our platform. For example, we are able to cross-sell our Communications and Media and Fintech products to users of our games, leading to increased brand awareness of our products outside the Games business. Users of our games can also be converted to ZaloPay users with high stickiness, as ZaloPay serves as a convenient payment tool within our games. Zalo’s large user base provides extensive cross-selling opportunities to our other platforms and ZaloPay, thereby driving each user’s lifetime value as they adopt more services within our ecosystem and enable us to lower user acquisition costs.

As we attract more gamers, we strengthen our position as the leading publisher in Vietnam and attract more game developers to partner with us. With more game developers publishing through us, we benefit from the opportunity to publish more blockbuster game titles across SEA, which in turn attracts more gamers and lowers the risks of publishing such games. For our Communications and Media applications, as we attract and engage with more users, we accumulate more user insights, allowing us to keep improving and developing our products and services, which in turn grows and retains our user base. With a large and sticky user base, we are able to attract more advertisers and create more monetization opportunities within our ecosystem. Meanwhile, a large user base also attracts more businesses to open official accounts with us, further expanding our monetization potential.

This network effect accelerates the growth of our user base and increases user engagement, creating organic cross-pollination opportunities within our ecosystem. This results in significant opportunities for our partners and enhances monetization potential across our ecosystem.

Strong tech DNA led by a visionary team

Our tech DNA is deeply rooted in our management team, which continues to propel innovation and development, and solidifies our position as a Vietnamese technology pioneer.

Starting as a game publisher in 2004, we have evolved with the technology industry in Vietnam. From the PC to mobile internet eras, we have been at the forefront of introducing new technology into Vietnam and developing innovative products that fulfill the needs of our users in an increasingly digitalized world. We work closely with global game developers to help them tailor their games to best appeal to the markets in which the game is being published. We also help game developers effectively market the games, improve user engagement and increase the longevity of games and monetization opportunities by leveraging our local knowledge and large user network. We were the first to develop a widely adopted Vietnamese homegrown communication app, Zalo, and have also developed Zing MP3, Bao Moi and other apps and functionalities to create the comprehensive digital ecosystem we have today. We continue to develop our product features to meet the evolving needs of our users while expanding and deepening our reach into users’ daily lives. This has made VNG products widely known in Vietnam.

Our nimbleness and ability to address the evolving preferences of users is attributable to our entrepreneurial spirit and our consistent R&D focus, which form the core of our tech DNA. We are led by a visionary and battle-tested management team who have fostered a highly entrepreneurial culture to drive continued dedication to technology development and product innovation.

Proven publishing and development capabilities demonstrated by our strong track record

Our first published game, JX, which was developed by Kingsoft, was initially launched as a PC game, is still in operation after 17 years and the mobile version of the JX game franchise continues to be a popular game title in Vietnam, according to Newzoo. We also maintain a strong relationship with Tencent and have published numerous of its leading games. In addition to games targeted at the hardcore gamer market, we have also developed the ZingPlay platform, which is targeted at casual gamers. ZingPlay publishes a wide variety of mobile card and board games and has allowed us to expand the types of games we publish as well as the geographic reach of our Games business. Through continued development and innovative product improvements, Zalo has become the leading messaging application in Vietnam based on MAU in 2021, according to F&S.

Our strong internal R&D capabilities are crucial to our product development. By leveraging our proprietary technology, we are able to continue developing successful products using our own IP and to tailor our services to ever changing consumer needs. Over the years, we have successfully grown from a game publisher to a digital ecosystem with powerful technology infrastructure and dedicated specialists, equipped with over 2,000 technical and product employees as of June 30, 2022. We have also developed sophisticated big data and AI capabilities for the benefit of our platforms, users, partners and businesses. We continue to deliver targeted content via a recommendation engine that enhances user engagement and improves advertising efficiency. We have developed innovative AI products such as Kiki, a virtual assistant, and TrueID, an eKYC solution using AI as well as facial and optical character recognition technologies targeted at our enterprise customers.

Diversified and resilient monetization engines with strong growth potential

Our platforms provide a set of diverse offerings that are highly complementary to each other. Each platform has standalone monetization capabilities which strengthens our business in the face of challenges or an economic downturn.

For example, our Games and Communications and Media businesses are complementary to each other in terms of user acquisition and monetization, demonstrating strong resilience during the COVID-19 pandemic.

Our businesses also support each other’s growth given they are at different stages of development. We have a large and engaged user base in our more established businesses, including 69.4 million QAU for Games and 72.7 million MAU for Zalo in the second quarter of 2022. This is essential to our monetization capability and supports the development of our relatively early-stage businesses such as ZaloPay and VNG Cloud. Our Games business has generated consistent levels of cash flow and profitability and our Communications and Media business has been profitable since 2020, allowing us to invest more to enhance players’ in-game experience and our Communications and Media products while at the same time supporting the development of our emerging businesses such as ZaloPay and VNG Cloud.

Furthermore, our diversified business offerings provide multiple growth and monetization levers. Each of our businesses has potential for further use case expansion and collective cross-sell opportunities within our ecosystem. Our Games business has diversified genres offered across SEA, Taiwan, Hong Kong, India and LatAm. Geographical locations other than Vietnam contributed 13.9%, 22.1% and 18.7% of Games’ revenue in 2019, 2020 and 2021, respectively. In addition, self-developed games contributed 20.7%, 22.0% and 19.5% of Games’ revenue in 2019, 2020 and 2021, respectively. Zalo has been successfully rolled out as a communications tool for small and medium enterprises since 2020, and is being used as a tool for government agencies to communicate with the general public. These factors have significantly increased Zalo’s monetization potential. Further, we have seen a significant increase in non-advertising revenue from Zalo as a result of us expanding the amount of value-added services available to businesses and government agencies which have Zalo accounts. This demonstrates our ability to continue diversifying our revenue streams.

Our Strategies

Enhance our leading position in Vietnam

We intend to capitalize on our established first-mover advantage, proprietary know-how and competitive moat built over 19 years of industry experience in Vietnam. Leveraging our first-mover advantage, we will strive to continue to be at the forefront of introducing new technology into Vietnam and developing innovative products that fulfill the needs of users in an increasingly digitalized world. Vietnam’s attractive demographics, macroeconomic growth, rising smartphone penetration and fast-growing digital economy are key drivers of our future growth and will assist us to continue to build leading positions across our businesses.

Build on market leading position of core businesses

We intend to continue building competitive moats around our core businesses. For Games, we will consolidate and expand strategic relationships with world-class game developers to continue operating successful titles and introduce new games to our users. We will also continue to invest in our in-house team to develop innovative games and enrich our own IP. For Zalo, we intend to further strengthen the communications tools and functionalities, provide more convenience to users and maintain user loyalty.

We intend to continue to build and invest in Zalo to strengthen its position as the must-have communications platform for all individual users, small businesses and government agencies in Vietnam. We intend to innovate on features that help small businesses to reach and interact with users in an engaging and effective manner.

Expand Games business internationally and build a regional champion across Southeast Asia

We will continue to leverage the success of our operational experience in Vietnam and expand our presence across markets beyond, particularly in SEA and Taiwan. SEA and Taiwan present population growth, rising income levels, substantial and growing young populations and high levels of internet and smartphone penetration. Leveraging our Games business and technical know-how, we believe we will be able to successfully expand overseas by acquiring additional publishing rights outside of Vietnam and launching self-developed games, positioning us to capture additional market share across SEA, Taiwan, Hong Kong and LatAm. We believe the relatively low market penetration of products and services similar to ours in most of our target markets creates significant growth potential for our business.

Further enhance user engagement and monetization

We are focused on growing our user base, increasing engagement and improving monetization by leveraging our key strengths across our businesses.

We expect to continue to improve our Games monetization capabilities by leveraging the “freemium” model whereby we only charge users for supplemental or more advanced in-game features while downloading and playing the basic version of a game remains free. The in-game features include consumable items sold to users to alter a character’s attributes, and durable items which are accessible to a user over an extended period of time. For our Communications and Media business, we intend to capitalize on the multiple touch points and functionalities we have created, such as Zalo and media apps (such as Zing MP3 and Bao Moi). Ultimately, we believe that a broadened user base and diversified Communications and Media channels will provide our advertisers with better targeting and more efficient ad solutions, leading to improved monetization capabilities.

Continue to leverage data insights to drive new game innovations and secure additional publishing partnerships

We will continue to collaborate with leading game developers around the world to source and localize high quality games for our users. More specifically, we will utilize the vast data pool accumulated from our users to derive insights that are critical in game selection, localization and operation processes. For example, we use AI to model user engagement throughout a game cycle, from initial reach to engagement and then retarget. Similarly, we will dedicate significant resources in developing proprietary titles based on the in-depth understanding of our users’ needs in Vietnam and across the markets in which we operate.

Scale up Fintech services

Expand breadth of products and use cases.    We intend to continue to broaden the number of use cases of our Fintech business. This includes closer collaboration with banks and other financial institutions to explore providing products such as wealth management, lending and insurance.

Increase transaction volume on the ZaloPay app.    We intend to increase transaction volumes through more efficient user conversion and increasing use cases within our ecosystem. We will leverage user insights and transaction activities to improve ZaloPay’s product design, user interface and functionalities. We also plan to continue marketing ZaloPay to merchants to increase adoption.

Invest in our people

Building a globally competitive company in a developing country requires focused efforts to enhance human capacity. While our talent pool is smaller in comparison to other large technology centers, such as those situated in the US or China, we have been able to attract leading technical, product and business talents in Vietnam and around the world to join us through a unique company culture and a focus on developing our people. We have intake programs where we recruit leading students from the top universities in Vietnam and have developed strong training programs to rapidly develop their capabilities.

Going forward, we intend to continue to invest in our people and our corporate culture, both in Vietnam and internationally, and maintain an entrepreneurial spirit through the use of equity incentive programs.

Cultivate long-term growth opportunities

We intend to grow our user base, broaden our offerings and increase our market presence by investing in strategic targets and partnering with them for new products and technologies. These targets typically provide services complementary to our core businesses, additional R&D capabilities and help us anticipate future market opportunities. We are also developing products which are complementary to our business, including Kiki, TrueID and Prism.

Summary of Risk Factors

Investing in Class A ordinary shares of ListCo involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in the Class A ordinary shares. If any of these risks materialize, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of the Class A ordinary shares would likely decline, and you could lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to our Business and Operations

•	Our business is subject to rapid technological change, shifting user preferences and new products and services being frequently released, which intensifies competitive pressures on us.

•	We derive a significant portion of our revenue from Games and a relatively small number of games generate such revenue, resulting in our business being dependent upon the continuing success of Games.

•	We rely upon third-party game developers.

•	We have a history of operating losses, may incur substantial operating losses in the future and may not achieve and sustain profitability or growth in future periods.

•	We are required to continuously develop and/or publish high-quality games in a timely and successful manner.

•	We face significant competition across our markets and business segments and may fail to compete effectively against current or future competitors.

•	Parts of our business are at relatively early stages of their growth and we cannot guarantee that we will be able to successfully implement our growth strategy or sustain our growth rate.

•	We may fail to monetize our businesses effectively.

•	We rely on storefronts operated by third parties to distribute our products and collect payments.

•	Our business is dependent on our ability to maintain or grow the size of our user base and the level of engagement of our users.

•	We may be unable to extend the life of existing games through development of new features or functionality.

•	We are susceptible to risks associated with our international growth strategy.

•	The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

•	The ability to recruit, develop and retain qualified employees is critical to our success.

•	Our brands and reputation are among our most important assets and are critical to the success of our business.

•	We face risks in connection with our strategic partnerships.

•	The interpretation and application of data protection laws could negatively impact our business.

•	The COVID-19 pandemic has materially affected our business, its effects are ongoing and it or other pandemics could have an adverse impact on our operations.

•	Privacy concerns relating to our technology or failure to safeguard the personal data of our users could damage our reputation and deter users from our products and services.

•	Our business depends on our ability to maintain and scale our technology infrastructure, and any significant interruption or failure of our services could impair our operations.

•	We are subject to extensive and evolving rules and regulations across our businesses.

•

We may be subject to security breaches and attacks against our platforms and network, particularly with regards to confidential user information, and our platforms may contain unforeseen “bugs” or errors.

•

If we fail to implement and maintain an effective system of internal control over financial reporting and disclosure controls, our ability to produce timely and accurate financial statements and/or Exchange Act reports or comply with applicable regulations could be impaired, and investor confidence and the market price of the Class A ordinary shares may be materially and adversely affected.

•

We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes, and have been sued in the United States District Court for the Central District of California for alleged copyright infringement of musical recordings.

Risks Related to our Corporate Structure, Restrictions on our Industry and Doing Business in Vietnam and Southeast Asia

•

Our corporate structure is unprecedented and has not been tested in any court. If the Vietnamese authorities determine that our contractual arrangements with VN HoldCo are not in compliance with applicable law, we could be subject to severe penalties and the value of the Class A ordinary shares could decline significantly.

•

If facts and circumstances involving the Cooperation Agreement or ListCo’s relationship with VN HoldCo were to change, it could lead to a reduction in ListCo’s indirect effective interest in VN OpCo or, if there is a loss of control, deconsolidation of VN OpCo in ListCo’s consolidated financial statements.

•

ListCo is a holding company, with no material operations of its own, and its ability to pay expenses and obligations, including payments under the Cooperation Agreement, is limited by our corporate structure. Moreover, foreign exchange controls may limit our ability to use our revenue and cash effectively and thus affect the value of your investment.

•

ListCo is expected to facilitate conversions of ordinary shares in VN OpCo into cash, thereby changing the composition of our capital structure and potentially diluting holders of Class A ordinary shares.

•

The alignment of your interests with the interests of the holders of the non-controlling interest in VN OpCo depends largely on the Cooperation Agreement, and in particular the effectiveness of its provisions to convert ordinary shares in VN OpCo into cash based upon the market value of the Class A ordinary shares.

Risks Related to this Offering and ListCo’s Class A ordinary shares

•

The manner of appointing and/or removing the directors of ListCo has the effect of concentrating voting power with certain holders of ListCo’s ordinary shares, which will substantially limit your ability to influence the outcome of important transactions, including a change in control.

•

ListCo’s dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ListCo’s Class A ordinary shares may view as beneficial.

Summary of our Corporate Structure

Foreign Ownership Limit; Cooperation Agreement

Current Vietnamese laws and regulations prohibit “foreign investors,” as the term is used in Vietnam’s Law on Investment and its implementing regulations, from owning more than 49% of the charter capital of a Vietnamese company engaged in electronic gaming and other business lines in which VN OpCo is engaged. In connection with this offering, we are undertaking the reorganization transactions described in “Our Corporate Structure—The Reorganization,” which we refer to as the Reorganization, to provide foreign investors greater economic exposure to Vietnam than would be allowed solely through direct ownership of VN OpCo’s charter capital while:

•	allowing for a capital structure with cash flows and access to financing onshore and offshore, to fund our business as a whole;

•

enabling our Vietnamese employees and other shareholders in VN OpCo, at the discretion of ListCo’s board of directors and subject to certain limitations, to realize returns on their investment at a valuation that is based upon the market value of the Class A ordinary shares; and

•	adopting appropriate governance and minority protections in the context of a founder-led public company with Vietnamese roots.

Prior to the effectiveness of the registration statement of which this prospectus is a part, ListCo will hold a 49% direct equity interest in VN OpCo and no other assets. Upon completion of this offering and after giving effect to the Reorganization, ListCo will hold the 49% direct equity interest in VN OpCo and other assets including wholly-owned non-Vietnamese operating subsidiaries and, through a cooperation agreement with VN HoldCo (the “Cooperation Agreement”), a 24.4% indirect effective interest in VN OpCo.

The key terms of the Cooperation Agreement are described in the section entitled “Our Corporate Structure—Cooperation Agreement with VN HoldCo,” beginning on page 95 of this prospectus. For the complete text of the Cooperation Agreement, refer to the copy filed as Exhibit 10.9 to the registration statement of which this prospectus is a part.

Pursuant to the Cooperation Agreement, upon the completion of this offering, ListCo will purchase from VN HoldCo 8,751,978 ordinary shares in VN OpCo, or 24.4% of its charter capital, for delivery at such future date, if any, when it is possible to do so in compliance with Vietnamese law and regulations and all necessary regulatory approvals have been obtained. ListCo will not take possession or be registered as the owner of these or additional shares in VN OpCo that it purchases for future delivery under the Cooperation Agreement. Instead, as of the date on which ListCo and VN HoldCo transact those shares (and at all times until such future delivery), the shares will be subject to the following terms:

•

VN HoldCo will represent that the shares are free and clear of all liens and encumbrances (save for a one-year regulatory lock-up that will apply to 7,108,262 treasury shares that VN OpCo will sell to VN HoldCo via a private placement on UPCOM prior to the effectiveness of the registration statement of which this prospectus is a part, as described in “Our Corporate Structure—The Reorganization—Disposition of Treasury Shares; Registration on UPCOM”);

•

VN HoldCo will mortgage the shares in favor of ListCo, as security for their delivery as and when permitted by Vietnamese law and regulation, and the mortgage will be perfected by way of registration with the relevant Vietnamese authorities. The Cooperation Agreement will also forbid VN HoldCo from selling, exchanging, giving, leasing, lending or otherwise disposing of the shares or using them to perform another obligation;

•

VN HoldCo will agree to attend general meetings of shareholders of VN OpCo, which as described in “Our Corporate Structure—Governance at VN OpCo” require attendance by holders of at least 65% of the shares entitled to vote to be quorate;

•	VN HoldCo will agree to vote all shares that it has sold for future delivery in accordance with the proposals of the board of directors of VN OpCo; and

•

VN HoldCo will agree that, if VN OpCo pays any dividend or other cash distribution on its ordinary shares, then VN HoldCo will transfer to ListCo the dividend or other distribution on the shares if feasible pursuant to Vietnamese foreign exchange controls, or, alternatively, ListCo will offset the value of the dividend or other distribution on the shares against the purchase price of any future purchase of ordinary shares in VN OpCo from VN HoldCo or in other ways permitted under Vietnamese law.

ListCo’s Control Assessments of VN HoldCo and VN OpCo

ListCo has assessed that, based on its 49% direct equity interest in VN OpCo and other factors, such as the dispersion and historical voting patterns of the remaining shares in VN OpCo, ListCo will have control over VN OpCo immediately prior to the commencement of this offering, when certain security interests in favor of the Original Foreign Investors will be released, and therefore will be required to consolidate VN OpCo under IFRS. ListCo’s control assessment in relation to VN OpCo does not depend on contractual arrangements with VN HoldCo pursuant to the Cooperation Agreement, even though the Cooperation Agreement bolsters the elements of control that have permitted ListCo to assess that it is required to consolidate VN OpCo. ListCo has also received an undertaking from our founder that, in the event that the Cooperation Agreement is terminated in accordance with its terms because it or any transaction contemplated by the Cooperation Agreement is enjoined or prohibited by the terms of a final, non-appealable governmental order, regulation or law from any governmental authority that has jurisdiction over the parties, then our founder will, in each instance thereafter, vote or cause to be voted any shares of the charter capital of VN OpCo that our founder then beneficially owns in a manner that would not impede ListCo’s practical ability to direct the relevant activities of VN OpCo unilaterally, within the meaning of IFRS 10. A copy of this undertaking is filed as Exhibit 10.5 to the registration statement of which this prospectus is a part. ListCo’s control assessment in relation to VN OpCo does not depend on this undertaking.

ListCo’s contractual arrangements with VN HoldCo pursuant to the Cooperation Agreement, and VN HoldCo itself, are important to our corporate structure because they will increase the equity in VN OpCo that is attributable to ListCo above the 49% direct equity interest that ListCo holds in VN OpCo.

Specifically, ListCo expects to assess, upon the completion of this offering, that the terms of the Cooperation Agreement allow ListCo to control VN HoldCo (see Note 2.1 to the consolidated financial statements included in this prospectus for a description of the three elements of control under IFRS), and therefore ListCo will be required to consolidate VN HoldCo under IFRS, which will result in ListCo (and, therefore, foreign investors) gaining greater exposure to the variable returns from ListCo’s involvement with VN OpCo, via VN HoldCo, than the 49% foreign ownership limit applicable to VN OpCo would otherwise afford.

ListCo’s control assessment over VN OpCo and VN HoldCo must be reassessed if facts and circumstances indicate that there have been changes to one or more of the elements of control. See “Unaudited Pro Forma Consolidated Financial Information.”

No Specific Approvals Provided by Vietnamese Authorities for this Offering, and Unique Risks of Our Corporate Structure

While we will make registrations and obtain regulatory approvals in Vietnam for certain aspects of the Reorganization—such as for the acquisition by ListCo of its 49% direct equity interest in VN OpCo and by VN HoldCo of its 24.4% direct equity interest in VN OpCo and related filings, and for the transfer of the non-Vietnamese direct and indirect subsidiaries of VN OpCo to become subsidiaries of ListCo, without intermediate Vietnamese holding companies, upon the completion of this offering—under current Vietnamese law, no regulatory authority in Vietnam is required to pass upon or approve the Cooperation Agreement, ListCo’s indirect effective interest in VN OpCo or the offer of the Class A ordinary shares that are being sold in this offering. As a result, no Vietnamese authority has reviewed the Cooperation Agreement or affirmed that the Cooperation Agreement complies with Vietnamese law.

The Cooperation Agreement and certain other elements of our corporate structure are unprecedented and have not been tested in any court in Vietnam or elsewhere and may be disallowed by Vietnamese regulatory authorities, including the Vietnam Competition and Consumer Authority (“VCCA”) or the National Competition Commission (“NCC”) once it has been established.

Corporate law, corporate governance and securities laws are considerably less developed in Vietnam than in the United States and other developed market economies. In particular, there is substantial ambiguity concerning the application of Vietnam’s merger control regime.

Prior to ListCo’s acquisition of a 49% direct equity interest in VN OpCo, we made a submission to the VCCA, describing ListCo’s prospective acquisition of a 49% direct equity interest in VN OpCo and of a practical ability (as a matter of IFRS) to direct the relevant activities of VN OpCo. As ListCo’s power over VN OpCo—whether prior to or after the completion of this offering and the Reorganization—does not fall squarely within any of the scenarios giving rise to an economic concentration within the meaning of Vietnam’s merger control regime, we consulted with the VCCA and, after the consultation, the VCCA returned our submission. We subsequently submitted a consultation letter describing only ListCo’s potential acquisition of the 49% direct equity interest in VN OpCo. The VCCA then stated that the acquisition of the 49% direct equity interest in VN OpCo did not result in an economic concentration and that, if any future transaction gave rise to an economic concentration within the meaning of Vietnam’s merger control regime, the VCCA should be notified and consulted. The form or application of the penalties that might arise from any action against us by the Vietnamese authorities are uncertain, but likely would be materially adverse to ListCo and holders of its Class A ordinary shares. These include administrative sanctions and the demerger or splitting of the entities involved in a prohibited transaction, among other penalties.

We cannot assure you that the VCCA (or, once established, the NCC), will not take the position, including upon the completion of this offering and the Reorganization, that an economic concentration exists that is, or should have been, subject to Vietnam’s merger control regime.

The invalidation by Vietnamese authorities of any legal provision that we have designed with a view to facilitate the governance of our onshore and offshore businesses following the completion of the Reorganization and this offering, or to regulate the relationship between the holders of the non-controlling interest in VN OpCo with those of the holders of Class A ordinary shares in ListCo, could require us to expend substantial financial resources to defend or seek to enforce our legal rights. It could also require our senior management to devote significant time and attention to these matters, distracting them from their day-to-day duties and the management of our business and operations. Moreover, our business could be adversely affected if the Vietnamese authorities were to prohibit or limit the ability of the holders of the non-controlling interest in VN OpCo, which include many of our employees and members of senior management, from converting their ordinary shares of VN OpCo into cash based upon the market value of the Class A ordinary shares.

For a more complete discussion of risks associated with our corporate structure and how it could affect the value of your investment in the Class A ordinary shares, including why ListCo’s contractual arrangements with VN HoldCo that result in an indirect effective interest in VN OpCo may be less effective than an additional direct equity interest in VN OpCo, see “Risk Factors—Risks Related to Our Corporate Structure, Restrictions on Our Industry and Doing Business in Vietnam and Southeast Asia,” beginning on page 69 of this prospectus.

Post-Offering Organizational Structure

The following diagram shows our organizational structure immediately after completion of this offering and giving effect to the Reorganization (assuming no exercise by the underwriters of their right to purchase additional Class A ordinary shares).

Notes:

(1)

ListCo will have Class A ordinary shares and Class B ordinary shares outstanding after the completion of this offering and the Reorganization. A holder of Class A ordinary shares holding no less than 25% of the votes attaching to the issued Class A ordinary shares in aggregate (either directly or together with its “affiliates,” as such term is defined in Rule 405 under the Securities Act) will be entitled to nominate for appointment and/or removal one director (or two directors if our board of directors comprises seven or more members). Holders of Class B ordinary shares will be entitled to nominate for appointment and/or removal all other directors. Class A ordinary shares and Class B ordinary shares are non-convertible into each other or any other instrument. Certain matters require unanimous approval by our directors present at a quorate meeting (or, if one or more board members object, then the decision is put to a vote requiring approval by a majority that must include at least one Class A director). These matters include certain issuances of Class A ordinary shares and certain matters involving ListCo’s significant subsidiaries (including VN OpCo and, for these purposes, VN HoldCo). See “Description of Share Capital—Certain Matters Requiring Special Board Approval.” Class B ordinary shares are non-redeemable and have no economic rights, including upon liquidation. Class A ordinary shares are freely transferable. Class B ordinary shares are not transferable and may be held only by Vietnamese nationals who are “officers” (as defined in Rule 16a-1 under the Exchange Act) of VN OpCo (or any of its direct or indirect parent companies, including ListCo). Upon the death, disability or cessation of employment with us of any holder of Class B ordinary shares, our board of directors has the right to designate the person or persons (or categories of such persons) to whom that holder’s Class B ordinary shares may be transferred, subject to the approval of holders of no less than 80% of the Class A ordinary shares attending and voting at a quorate meeting.
(2)	Our founder will hold 88.2% and our co-founder will hold 11.8% of the Class B ordinary shares outstanding after the completion of this offering and the Reorganization.
(3)

As of the date of this prospectus, VN HoldCo holds a 24.4% direct equity interest in VN OpCo. Immediately prior to the completion of this offering, ListCo will enter into the Cooperation Agreement with VN HoldCo, whereby ListCo will effectively acquire the 24.4% interest in VN OpCo held by VN HoldCo. VN HoldCo will remain the holder of record of these shares but will mortgage them in favor of ListCo as and when permitted by Vietnamese law and regulation, and contractually agree to transfer their economic benefit to ListCo (including upon liquidation) and to abstain from otherwise transacting in them. ListCo is expected to purchase additional shares in VN OpCo in this manner from time to time after completion of this offering. See “Our Corporate Structure—Cooperation Agreement with VN HoldCo.”

(4)

The charter of VN HoldCo provides that (except with respect to a minimal number of shares held by designated individuals to permit joint stock company status under Vietnamese law, or “qualifying shares”) shares in VN HoldCo may be held only by Vietnamese nationals who are both (x) “officers” (as defined in Rule 16a-1 under the Exchange Act) of VN OpCo (or any of its direct or indirect parent companies) and (y) holders of ListCo’s Class B ordinary shares. Upon the death, disability or cessation of employment with us of any holder of shares in VN HoldCo (except designated individuals holding qualifying shares), ListCo’s board of directors has the right to designate the person to whom that holder’s shares may be transferred, subject to the approval of holders of no less than 80% of the Class A ordinary shares attending and voting at a quorate meeting.

As of the date of this prospectus, our founder holds all of the shares of VN HoldCo (other than the qualifying shares). Our founder and any future holder of shares in VN HoldCo (other than the qualifying shares) will mortgage his shares in VN HoldCo in favor of ListCo to secure VN HoldCo’s performance of its obligations under the Cooperation Agreement and related undertakings. See “Our Corporate Structure—Description of Governance at VN OpCo and VN HoldCo—VN HoldCo.”

(5)

Vietnamese law prohibits Vietnamese persons from making outbound investments without prior approval from the Vietnamese government, and we believe that ownership of the Class A ordinary shares by Vietnamese persons would require such approval (i.e., because they carry economic rights, unlike ListCo’s Class B ordinary shares, which carry only voting rights, require no consideration or payment and have no economic rights, and accordingly we believe would not be considered an investment for purposes of Vietnamese law). As such, many of our key employees, including our founder, co-founder and some of our earliest shareholders, are unable to hold Class A ordinary shares and will continue to hold ordinary shares in VN OpCo at the completion of this offering. As of the date of this prospectus, Vietnamese persons, including our founder, co-founder and other Vietnamese employees, hold a 26.6% direct equity interest in VN OpCo. Moreover, we expect VN OpCo to continue granting its ordinary shares to our Vietnamese employees, directors and consultants from time to time in the form of equity incentives. See “Management—Compensation—Equity Incentive Plans.” At the discretion of our board of directors and subject to certain limitations, we expect (by ListCo acting through VN HoldCo, pursuant to the terms of the Cooperation Agreement) to make offers to purchase ordinary shares in VN OpCo from time to time. See “Our Corporate Structure—Onshore to Offshore and Cash Conversions.”
(6)

We refer to these subsidiaries as our “Vietnamese Subsidiaries.” Substantially concurrently with the completion of this offering, VN OpCo will acquire the non-controlling interest in its subsidiary Zion Joint Stock Company (“Zion”), the entity engaged in ZaloPay, our Fintech business. See “Our Corporate Structure—The Reorganization—Elimination of Minority Interest in Fintech.”

(7)

Substantially concurrently with the completion of this offering, the non-Vietnamese direct and indirect subsidiaries of VN OpCo will become subsidiaries of ListCo, without intermediate Vietnamese holding companies. We refer to these subsidiaries as our “Non-Vietnamese Subsidiaries.” Our Non-Vietnamese Subsidiaries represented 16.2% of our total revenues of VND7,375.0 billion (US$318.6 million) for 2021 and 8.8% of our total assets which were VND9,089.5 billion (US$392.7 million) as of December 31, 2021. No consideration is being paid or required to be paid to the Vietnamese shareholders of VN OpCo in connection with the transfer of the Non-Vietnamese Subsidiaries. These shareholders, however, are expected to be able to realize returns on their investment in VN OpCo at a valuation that is based upon the market value of the Class A ordinary shares through the conversion provisions of the Cooperation Agreement. See “Our Corporate Structure—Onshore to Offshore and Cash Conversions.”

Cash Management within Our Combined Business

As a holding company with no independent means of generating revenue, ListCo will be dependent on retaining a portion of the proceeds from this offering and dividends or other distributions from its consolidated entities to pay its expenses, including expenses related to operations and obligations under the Cooperation Agreement.

Owing to the nature of the Reorganization, in particular that most of its component transactions will be consummated only upon the completion of this offering, to date there have been no transfers or payments between ListCo, on the one hand, and VN HoldCo, VN OpCo or any other entity in Vietnam, on the other hand. See “Our Corporate Structure—The Reorganization” and “Use of Proceeds.”

Following the completion of this offering and the Reorganization, ListCo is expected to have access to operating cash flows from our Non-Vietnamese Subsidiaries. Our total revenues were VND7,375.0 billion (US$318.6 million) for 2021, and these subsidiaries represented 16.2% of our total revenues for 2021; and they represented 8.8% of our total assets which were VND9,089.5 billion (US$392.7 million) as of December 31, 2021. We believe that any retained earnings at these subsidiaries could be transferred, paid as a dividend or otherwise distributed to ListCo in the ordinary course. We also believe that these offshore cash flows and asset base will allow ListCo to access debt financing in the ordinary course.

Vietnam has historically imposed exchange control mechanisms designed to limit foreign currency outflows, generally requiring the use of Vietnamese Dong in domestic transactions and attempting to channel foreign currencies into its banking system. Based on our current expectations of our future capital requirements, we do not believe that our ability to fund our operations onshore or offshore will be materially hindered by these exchange control mechanisms, but they are nevertheless an impediment on our ability to transfer cash freely from VN OpCo and its subsidiaries in Vietnam to ListCo or otherwise outside Vietnam. Prior to effectiveness of the registration statement of which this prospectus is a part, ListCo will consider the adoption of cash management policies and procedures in the context of our corporate structure upon completion of this offering and the Reorganization, to be effective upon the completion of this offering.

Should our onshore funding needs be greater than our available capital resources onshore, under existing law ListCo would be permitted to fund short-term shareholder loans (those with a term of less than 12 months) to VN OpCo in the ordinary course and subject only to the requisite corporate approvals and any relevant requirements under the foreign borrowing and repayment regulations of Vietnam, including any regular reporting requirement. ListCo could also inject funds into our onshore operations via pro rata subscription of pre-emptive rights for additional ordinary shares at VN OpCo. Should our offshore funding needs be greater than our available capital resources offshore, we could seek financing via the issuance of additional Class A ordinary shares or, alternatively, in the form of dividend payments from ListCo’s non-Vietnamese subsidiaries.

See “Management’s Discussion and Analysis of Results of Operations—Liquidity and Capital Resources” and also “Risk Factors—Risks related to our Corporate Structure, Restrictions on our Industry and Doing Business in Vietnam and Southeast Asia—ListCo is a holding company and its ability to pay expenses and obligations, including payments under the Cooperation Agreement, is limited by our corporate structure. Moreover, foreign exchange controls may limit our ability to use our revenue and cash effectively and thus affect the value of your investment.”

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on the Class A ordinary shares in ListCo. See “Dividend Policy.”

Regulatory Summary

Under Vietnamese law and the laws of the other jurisdictions in which we operate, we are required to obtain and maintain general business licenses as well as licenses specific to each of our business segments. We expect that as we continue to grow and the online regulatory regime in the markets in which we operate continues to mature, we will be required to obtain additional licenses. Below is a brief summary of certain regulations applicable to our business segments:

•

Games. We are required to obtain and maintain licenses on a per game basis from the Vietnamese authorities certifying the appropriateness of a game’s content. We are also required to obtain general licenses giving us the ability to host and provide online game services as well as take payment from users and store balances of in-game virtual currencies. See “Regulatory Environment—Vietnam—Games.”

•

Communications and Media. We are required to obtain and maintain licenses relating to hosting and operating social media and networks, licenses to publish news articles and stream media content as well as abide by certain restrictions and guidelines with respect to how we present advertisements. See “Regulatory Environment—Vietnam—Internet Services and Online Information.”

•

Fintech. The financial services industry is heavily regulated and while we are not a bank we are required to obtain and maintain various licenses to operate ZaloPay, including licenses to operate an electronic payment gateway, to maintain digital wallets on behalf of users and to maintain an intermediary payment services permit. Prior to further expanding our Fintech business to provide additional financial services, such as consumer lending or insurance, or entering additional markets, we will need to obtain additional licenses and permits.

•

Long-Term Opportunities. The business unit consists of multiple projects, some of which are not heavily regulated. When the Decree of Personal Data Protection, which is currently being deliberated by Vietnamese lawmakers, is passed into law we expect additional licenses to become applicable to the projects in our Long-Term Opportunities business.

See “Regulatory Environment—Vietnam” for further information.”

Corporate Information

Our principal executive offices are located at LZ06, Street 13, Tan Thuan Dong Ward, District 7, Ho Chi Minh City, Vietnam. Our telephone number at this address is +84 28 3962 3888. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main website is vng.com.vn. The information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is                 , located at                 .

Implications of Being a “Controlled Company”

Upon the completion of this offering and giving effect to the Reorganization, our founder and our co-founder, will collectively hold 51% of the total voting power of our outstanding shares. Pursuant to a joint voting agreement, which is filed as Exhibit 10.13 to the registration statement of which this prospectus is a part, our founder and our co-founder have agreed to act as a group (within the meaning of section 13(d)(3) of the Exchange Act) with respect to the voting power of the Class B ordinary shares they hold. We will accordingly be a “controlled company” within the meaning of the Nasdaq listing rules and therefore we are eligible for, and, we intend to rely on, certain exemptions from the corporate governance listing requirements of Nasdaq.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally not applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers and emerging growth companies are both exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. We also intend to furnish press releases relating to financial results and material events to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of Nasdaq. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to the Nasdaq corporate governance rules. Following this offering we will not have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We intend to continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer.

The Offering

Issuer	VNG Limited (or “ListCo”), an exempted company incorporated under the laws of the Cayman Islands, is a Cayman Islands holding company with no material operations of its own (either prior to or after the completion of the Reorganization). Investors purchasing Class A ordinary shares in ListCo are purchasing equity interests in a Cayman Islands holding company and are not purchasing equity interests in VN OpCo or any other operating company in Vietnam or elsewhere.

Class A ordinary shares offered	34,864,771 Class A ordinary shares in ListCo.

Offering price range	We currently anticipate that the initial public offering price will be between US$ and US$ per Class A ordinary share.

Over-allotment option	The selling shareholder has granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to Class A ordinary shares, for the purpose of covering over-allotments.

Share capital before the offering	As of the date of this prospectus, ListCo’s authorized share capital is US$50,000, divided into 49,000,000,000 Class A ordinary shares with a nominal or par value of US$0.000001 each and 1,000,000,000 Class B ordinary shares with a nominal or par value of US$0.000001 each.

Class A ordinary shares to be issued substantially concurrently with the completion of this offering in connection with the Reorganization	Class A ordinary shares.

Class A ordinary shares outstanding immediately after this offering and the Reorganization	Class A ordinary shares.

Class B ordinary shares outstanding immediately after this offering and the Reorganization	18,539,848 Class B ordinary shares, 88.2% of which will be owned by our founder and 11.8% of which will be owned by our co-founder.

Voting and conversion rights of Class A ordinary shares and Class B ordinary shares

Except as set out below, holders of Class A ordinary shares and Class B ordinary shares will, at all times, vote together as one class on all matters presented to our shareholders. Each Class A ordinary share will be entitled to one vote on all matters subject to the vote of Class A ordinary shareholders, and each Class B ordinary share will be entitled to ten votes on all matters subject to the vote of Class B ordinary shareholders.

A holder of Class A ordinary shares holding no less than 25% of the votes attaching to the issued Class A ordinary shares in aggregate (either directly or together with its “affiliates,” as such term is defined in Rule 405 under the Securities Act) will be entitled by notice in writing to our board of directors to nominate for appointment and/or removal one director (or two directors if our board of directors comprises seven or more members), which nominated director(s) will be duly appointed and/or removed from the board of directors by the remaining members of our board of directors then in office. Holders of Class A ordinary shares will not be entitled to nominate, appoint and/or vote upon the election or removal of any other director. Holders of Class B ordinary shares will be entitled to vote upon the election and/or removal of all directors except for the director nominated for appointment and/or removal by the holders of Class A ordinary shares.

Class A ordinary shares are not convertible into Class B ordinary shares and Class B ordinary shares are not convertible into Class A ordinary shares.

Additional protections for holders of Class A ordinary shares	Certain matters require unanimous approval by the directors of ListCo present at a quorate meeting (or, if one or more board members object, then the decision is put to a vote requiring approval by a majority that must include at least one Class A director). These matters include certain issuances of Class A ordinary shares and certain matters involving ListCo’s significant subsidiaries (including VN OpCo and, for these purposes, VN HoldCo). For further details, see “Description of Share Capital—Certain Matters Requiring Special Board Approval.”

Voting power in ListCo held by purchasers in this offering, after giving effect to this offering and the Reorganization	9.6% (or 10.4%, if the underwriters exercise their over-allotment option in full).

Voting power in ListCo held by the Original Foreign Investors, after giving effect to this offering and the Reorganization	39.4% (or 38.6%, if the underwriters exercise their over-allotment option in full).

Voting power in ListCo held by all holders of Class A ordinary shares, after giving effect to this offering and the Reorganization	49%.

Voting power in ListCo held by all holders of Class B ordinary shares, after giving effect to this offering and the Reorganization	51%.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$ million, assuming an initial public offering price of US$ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering as follows:

•

approximately US$             million to make a payment in Vietnamese Dong to the Original Foreign Investors who were direct shareholders of VN OpCo. Subject to exchange rate risk, we expect this payment to be financially neutral because its recipients are required to pay us an equivalent amount in U.S. dollars within 20 business days, subject to forfeiture of the relevant Class A ordinary shares in the event of non-payment. This funds flow is required to comply with Vietnamese foreign investment requirements and capital controls. See “Our Corporate Structure—The Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo;”

•	approximately US$ million to repay the outstanding borrowings under the Citi Loan, in the manner described in “Our Corporate Structure—The Reorganization—Citi Loan;”

•	approximately US$ million to donate to the Dream Maker Foundation (the “VNG

Foundation”), a charitable foundation established by us to support education and healthcare programs for communities in need in Vietnam. See “Corporate Social Responsibility” for further information;

•

approximately US$             to fund existing capital calls on our limited partner interest in 01Fintech LP, a Cayman Islands fund that primarily invests in fintech companies throughout Asia. The investment is conditioned upon the closing of this offering; and

•	the remainder for our general corporate purposes, at the broad discretion of our management.

If the underwriters exercise their over-allotment option, we will not receive any proceeds from the sale of the Class A ordinary shares by the selling shareholder.

See “Use of Proceeds” for additional information.

Lock-ups and other restrictions	ListCo and the directors and executive officers of ListCo and the Original Foreign Investors have agreed with the underwriters not to sell, transfer or dispose of any Class A ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Class A Ordinary Shares Eligible for Future Sales” and “Underwriting (Conflicts of Interest).”

In addition, the holders of ordinary shares in VN OpCo who are directors, executive officers or employees of VN OpCo have agreed not to sell, transfer or dispose of any ordinary shares in VN OpCo or similar securities for a period of 180 days after the date of this prospectus.

ListCo will not facilitate cash conversions for holders of ordinary shares in VN OpCo in the manner described in “Our Corporate Structure—Onshore to Offshore and Cash Conversion” until, at the earliest, the first quarter after expiration of the period of 180 days after the date of this prospectus.

Conflicts of interest	Because an affiliate of Citigroup Global Markets Inc., an underwriter of this offering, will receive

5% or more of the net proceeds of this offering in connection with the repayment of the Citi Loan, Citigroup Global Markets Inc. is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). See “Use of Proceeds.” This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement. Morgan Stanley & Co. LLC has agreed to act as qualified independent underwriter for this offering. Pursuant to FINRA Rule 5121, Citigroup Global Markets Inc. will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Underwriting (Conflicts of Interest).”

Listing	We intend to apply to have the Class A ordinary shares listed on Nasdaq under the symbol “VNG.” The Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Controlled company	Following this offering and the Reorganization, ListCo will be a “controlled company” within the meaning of the Nasdaq listing rules. See “Principal Shareholders.”

Cayman Islands exempted company with limited liability

ListCo is a Cayman Islands exempted company with limited liability. The rights of shareholders and the responsibilities of members of ListCo’s board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Certain Cayman Islands Company Considerations—Differences in Corporate Law.”

Dividend policy	ListCo does not currently expect to pay any cash dividends on the Class A ordinary shares. The Class B ordinary shares in ListCo are not eligible to receive cash dividends. Any future determination to pay dividends will be at the discretion of ListCo’s board of directors and will depend upon our results of operations and financial condition. See “Dividend Policy.”

Payment and settlement	The underwriters expect to deliver the Class A ordinary shares in ListCo against payment therefor on , 2023.

Risk Factors	Investing in the Class A ordinary shares in ListCo involves a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the Class A ordinary shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters for up to 2,945,198 additional Class A ordinary shares in connection with the offering.

Summary Historical and Pro Forma Consolidated Financial and Other Data

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual experience may differ from these estimates.

The following tables present the summary historical and other data for VN OpCo and its subsidiaries for the periods and dates indicated. VN OpCo is the predecessor of ListCo for financial reporting purposes. ListCo and its subsidiaries (including VN OpCo and VN HoldCo) will be the successor for financial reporting purposes following completion of this offering and the Reorganization. The summary consolidated statements as of and for the fiscal years ended December 31, 2019, 2020 and 2021 were derived from the audited consolidated financial statements of VN OpCo included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of ListCo presented below has been derived from our unaudited pro forma consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of profit and loss for the year ended December 31, 2021 gives effect to the transactions described under The Reorganization, and this offering and the use of proceeds from this offering, as if each had been completed as of January 1, 2021. The summary unaudited pro forma consolidated statement of financial position as of December 31, 2021 gives effect to the transactions described under the Reorganization, and this offering and the use of proceeds from this offering, as if each had been completed December 31, 2021. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and the other transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial information.

The summary consolidated financial data of ListCo has not been presented as it is a newly incorporated entity that, other than as described in “Our Corporate Structure,” has no business transactions or activities to date and has no assets or liabilities during the periods presented in this prospectus.

Summary Consolidated Statement of Profit or Loss and Other Comprehensive Income Data

	Historical VN OpCo (audited)				Pro Forma Consolidated ListCo (unaudited)
	Fiscal Year ended December 31,				Fiscal Year ended December 31,
	2019 Restated(1)	2020 Restated(1)	2021 Restated(1)		2021
	VND	VND	VND	US$	VND	US$
	(VND in millions)
Revenues from contracts with customers
Games	4,032,256.3	4,831,468.9	6,381,723.9	275,727,971
Communications and Media	931,215.2	1,045,424.6	1,233,539.8	53,296,168
Fintech(2)	(42,519.2)	(112,465.4)	(395,130.2)	(17,071,949)
Long-Term Opportunities	51,722.0	72,763.2	154,821.1	6,689,183

Revenues	4,972,674.2	5,837,191.2	7,374,954.6	318,641,373
Cost of revenues	(3,223,238.1)	(3,866,704.7)	(4,664,462.7)	(201,532,196)

Gross profit	1,749,436.1	1,970,486.5	2,710,491.9	117,109,177
Other operating income	35,976.1	29,740.9	71,549.9	3,091,375
Selling and distribution costs	(1,121,344.3)	(1,445,051.0)	(1,893,508.5)	(81,810,694)
Administrative expenses	(1,242,134.8)	(1,247,067.2)	(1,432,232.1)	(61,880,844)
Other operating expenses	(20,114.3)	(31,592.1)	(41,121.9)	(1,776,710)
Gain or loss on financial assets measured at fair value through profit or loss	(11,769.6)	5,639.5	15,570.2	672,726

Operating loss	(609,950.9)	(717,843.4)	(569,250.6)	(24,594,970)
Finance income	201,428.0	222,783.9	172,295.8	7,444,190
Finance costs	(15,077.3)	(15,915.1)	(15,959.3)	(689,533)
Share of loss of associates	—	(6,140.6)	(11,046.2)	(477,262)

Loss before tax	(423,600.2)	(517,115.1)	(423,960.3)	(18,317,575)
Income tax expense	(70,418.5)	(133,497.5)	(308,315.1)	(13,321,023)

Loss for the year	(494,018.7)	(650,612.6)	(732,275.4)	(31,638,598)

Notes:

(1)

We have restated the consolidated statements of profit or loss in our consolidated financial statements for 2019, 2020 and 2021. For details, please refer to Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue.

Summary Consolidated Statement of Financial Position Data

	Historical VN OpCo (audited)				Pro Forma Consolidated ListCo (unaudited)
	As of December 31,				December 31,
	2019	2020	2021		2021
	VND	VND	VND	US$	VND	US$
	(VND in millions)
Assets
Total non-current assets	2,273,130.9	2,073,987.3	2,598,147.2	112,255,226
Total current assets	4,966,674.0	5,786,524.5	6,491,330.6	280,463,624
Cash and cash equivalents	1,602,367.7	2,166,178.8	1,882,309.1	81,326,815
Total Assets	7,239,804.9	7,860,511.8	9,089,477.8	392,718,850
Equity and Liabilities
Total equity	4,410,485.9	4,714,924.6	4,735,824.0	204,615,422
Total non-current liabilities	233,165.0	191,705.8	513,900.5	22,203,522
Total current liabilities	2,596,154.0	2,953,881.3	3,839,753.3	165,899,906
Total Equity and Liabilities	7,239,804.9	7,860,511.8	9,089,477.8	392,718,850

Summary Consolidated Statement of Cash Flows Data

	Historical VN OpCo (audited)
	Fiscal Year ended December 31,
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)
Net cash flows from (used in) operating activities	984,786.8	640,087.1	706,354.5	30,518,666
Net cash flows (used in) from investing activities	(1,195,836.4)	(293,424.9)	(1,406,505.6)	(60,769,303)
Net cash flows from financing activities	1,102,949.9	217,146.9	416,298.6	17,986,543
Cash and cash equivalents at the end of the year	1,602,367.7	2,166,178.8	1,882,309.1	81,326,815

Other Non-IFRS Financial and Operating Data

	Fiscal Year ended December 31, (unaudited)
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)
Financial Measures:
Segment Adjusted EBITDA (non-IFRS)(1)
Games	1,304,555.2	1,455,024.7	1,976,439.8	85,393,814
Communications and Media	35,130.9	171,701.3	222,636.5	9,619,204
Fintech	(461,085.5)	(787,244.4)	(1,418,552.3)	(61,289,795)
Long-Term Opportunities	(15,956.3)	49,328.4	12,974.8	560,587
Total Segment Adjusted EBITDA (non-IFRS)(2),(5)	862,644.3	888,810.1	793,498.8	34,283,810
Corporate costs(3)	(242,254.3)	(132,508.3)	(397,136.4)	(17,158,629)
Adjusted EBITDA (non-IFRS)(4),(5)	620,390.0	756,301.8	396,362.4	17,125,181

Notes:

(1)

We define Segment Adjusted EBITDA as segment operating profit or loss excluding depreciation and amortization, impairment loss recognized in profit or loss and share-based payment expenses, and excludes corporate costs. Segment Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-IFRS Financial Measures—Non-IFRS Financial Measures” for information about why we consider Segment Adjusted EBITDA useful and a discussion of the material limitations of this measure, and a reconciliation of Segment Adjusted EBITDA to segment operating profit or loss, the most directly comparable financial measure prepared in accordance with IFRS.
(2)

Total Segment Adjusted EBITDA represents the sum of Segment Adjusted EBITDA of our four business segments, excluding in each case corporate costs. Total Segment Adjusted EBITDA is a non-IFRS financial measure presented as a supplemental measure of our performance and should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. Total Segment Adjusted EBITDA is a useful indicator of the economics of our segments, as it does not include corporate costs.

(3)

Corporate costs are costs that are not attributed to any of the business segments, including certain general and administrative expenses, marketing expenses and expenses in connection with support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources and legal costs. Corporate costs represent corporate and other unallocated expenses excluding depreciation and amortization, impairment loss and share-based payment expenses.

(4)

We define Adjusted EBITDA as loss for the period excluding finance income, finance costs, depreciation and amortization, income tax expense, share of loss of associates, impairment loss recognized in profit or loss and share-based payment expenses. Adjusted EBITDA is a non-IFRS financial measure presented as a supplemental measure of our performance and should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA is presented because it is a key metric used by our management to assess financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

(5)	The following table sets forth a reconciliation of loss for the period to Adjusted EBITDA and Total Segment Adjusted EBITDA.

	Fiscal Year ended December 31,
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)

Loss for the year	(494,018.7)	(650,612.6)	(732,275.4)	(31,638,598)
Income tax expense	70,418.5	133,497.5	308,315.1	13,321,023
Finance income	(201,428.0)	(222,783.9)	(172,295.8)	(7,444,190)
Finance costs	15,077.3	15,915.1	15,959.3	689,533
Depreciation and amortization	386,461.7	480,143.9	412,422.4	17,819,071
Impairment loss recognized in profit or loss	193,992.3	293,979.9	71,978.3	3,109,886
Share of loss of associates	—	6,140.6	11,046.2	477,262
Share-based payment expenses	649,887.0	700,021.4	481,212.2	20,791,194

Adjusted EBITDA	620,390.0	756,301.8	396,362.4	17,125,181
Corporate costs	242,254.3	132,508.3	397,136.4	17,158,629

Total Segment Adjusted EBITDA	862,644.3	888,810.1	793,498.8	34,283,810

RISK FACTORS

This offering and an investment in the Class A ordinary shares of ListCo involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment decision regarding the Class A ordinary shares. The risks described below are those that we currently believe may harm our business or the trading price of the Class A ordinary shares. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Vietnam involves a higher degree of risk than investing in the securities of U.S. companies and companies located in other countries with more developed capital markets.

If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties that we are not currently aware of or do not currently deem material, our business, financial condition, results of operations and prospects may be seriously harmed. If this were to occur, the value of the Class A ordinary shares may decline and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Special Note Regarding Forward-Looking Statements.” Our actual results could be materially lower than those anticipated in this prospectus.

Risks Related to Our Business and Operations

Our business is subject to rapid technological change, shifting user preferences and new products and services being frequently released, which intensifies competitive pressures on us.

Our business is characterized by rapid advancements in technology, changing preferences and rival products being released to cater to such changes. Our products and services may become less competitive or obsolete if we are not able to anticipate evolving consumer preferences and update our products accordingly. The continuation of our business is dependent upon our ability to anticipate and respond to emerging user preferences and market trends by ensuring timely development of new, as well as enhancements to the quality and user experience of existing, products and services. In order to respond to changes in market preferences and demands we have had to, and expect to continue to, be required to rapidly develop and introduce new products and services, including in areas where we have little or no prior development or operating experience.

Constant innovation, particularly in areas in which we have limited experience, requires significant time and financial investment, and we cannot assure you that we will be successful despite the operational and financial resources expended. Further, some of our initiatives may not generate revenue but may be necessary in order to enhance our appeal to users, advertisers or business partners. New products and services may bring us into contact, directly or indirectly, with entities that are not within our traditional customer or supplier base, or result in competition with existing business partners, or expose us to new risks, including additional regulatory scrutiny or regulations. We cannot guarantee you that we will be able to release products and services that are commercially viable or widely accepted, either on time or at all, or that we will be successful in innovating as required in our industry. Our inability to do so could materially and adversely impact on our growth and results of operations.

We derive a significant portion of our revenue from Games and a relatively small number of games generate such revenue, resulting in our business being dependent upon the continuing success of Games.

A significant portion of our revenue is generated from our Games business. In 2019, 2020 and 2021, Games contributed 81.1%, 82.8% and 86.5% of our revenue, respectively. Of our Games revenue for 2019, 2020 and 2021, 98.1%, 97.7% and 98.1%, respectively, was generated from sales of in-game virtual items in the games we have published. We also have revenue concentration within our top games. Our top five game titles (counting our ZingPlay library as a single game title) contributed 46.3%, 54.1% and 56.9% of our Games revenue in 2019, 2020 and 2021, respectively. Recently, our Games revenue decreased due to a decrease in user numbers and monetization in our Games business, driven by COVID-19 related restrictions being lifted in our markets, among other factors. Any continued or further stall or decline in the growth of our Games business would materially and adversely affect our business.

For a game to stay popular and maintain high levels of in-game purchases, we (in the case of games we have self-developed) or the third-party game developers (in the case of games we have published), must constantly enhance, expand and upgrade the game with new features, offers and content that players find attractive. Any inability to extend the useful life of one of our top games could lead to a decline in the popularity or playability of the game, which would lead to a corresponding decline in our revenue. See “—We may be unable to extend the life of existing games through development of new features or functionality.”

While we expect that our Communications and Media platforms and ZaloPay will grow and contribute a larger proportion of our revenue in the future, we expect to continue to rely on Games for a significant portion of our revenue and future success. If we are unable to develop, or in the case of games we publish, identify, source and launch, new game titles that gain widespread popularity and generate significant revenue, we would remain dependent on the success of a relatively small number of game titles. We cannot assure you that current top titles will remain popular despite our efforts to extend their useful life. If that happens, our game players may seek entertainment elsewhere, which could materially and adversely affect our business and our ability to continue operating as a going concern.

We rely upon third-party game developers.

We license a majority of the games that are our largest contributors by revenue from third-party game developers, such as PUBG Mobile, developed by Tencent and JX1M, licensed from a Kingsoft affiliate. In 2019, 2020 and 2021, games from our top two third-party game developers, affiliates of Tencent and Kingsoft, contributed 24.5%, 30.6% and 40.7% of our revenue, respectively. The developers of these games frequently develop sequels, resulting in the preceding game declining in popularity, and we may not be selected to publish the sequel. If we are unable to maintain good relations with the third-party game developers from which we license and publish games, or if any of these third-party game developers establish similar or more favorable relationships with our competitors, we may lose the right to publish key games in Vietnam, Southeast Asia and our other target markets, which could harm our gaming business and financial condition.

Our ability to continue licensing and publishing new games is heavily dependent upon our commercial relationships with third-party game developers and their perception of our competitive advantages versus other players in the market. The loss of any of our key relationships could result in the loss of our ability to publish certain games. We cannot assure you that we will be able to maintain our current relationships or that we will be able to form new relationships with third-party game developers as and when we need to. Even if we maintain our relationship with third-party game developers, they may choose to work with our competitors to publish a new game in any of the markets in which we compete, particularly if our competitors are viewed as having better market knowledge, a larger user base or a larger geographic spread in which they can distribute a game.

To secure the rights to games from third-party game developers we may be required to make an up-front payment to secure the rights to the game, pay royalties for the game over the term of the license, make minimum marketing expenditure commitments and provide third-party game developers with gameplay statistics. Some of these commitments are capital intensive and incurred upon signing the licensing agreement, which can be between three and 12 months before the launch of the game and in advance of knowing whether the game will be successful in our market or will generate sufficient revenue to enable us to recoup our costs associated with publishing it. If we license a game that is not as successful as anticipated, or if we commit to capital expenditures that exceed the revenue we generate from the game, we could incur substantial losses and not recoup our investment in the game. Our game licensing agreements, including those with Kingsoft and Tencent contain the license term and renewal periods. They also typically contain terms that require us to: localize games and obtain government approval; develop websites supporting the game; host servers from which the game can be played; seek the licensor’s approval before launching marketing campaigns; protect the intellectual property of the licensor, including through working with the licensor in enforcing claims; indemnify the licensor against any third-party claims brought against it as a result of us operating a game; and provide customer support 24 hours a day, seven days a week. Further, third-party game developers may terminate our agreements prior to their expiration if we do not comply with the terms and conditions of the license agreement, if we fail to remedy any such non-compliance or for other reasons out of our control. Moreover, third-party game developers may choose not to renew the license for a particular game once it expires, which can be particularly damaging as it permits the third-party game developer to work with our competitors and may cause us to take a loss on the expenses associated with the initial publishing of the game.

Third-party game developers may take other actions that are detrimental to our business but beyond our control, such as releasing software updates that are poorly received by our users or that have insufficient content to attract new users or maintain current users’ level of engagement. Third-party game developers can also delay releases of anticipated updates or new games in our pipeline. Further, third-party game developers may release updates or introduce games that do not meet the requirements of censorship and regulations laws in Vietnam, Southeast Asia or the other markets in which we publish games, which may result in us needing to pull the game from one or more markets. Any of these actions would cause our Games revenue to be lower than expected and materially and adversely affect our business.

We have a history of operating losses, may incur substantial operating losses in the future and may not achieve and sustain profitability or growth in future periods.

We have incurred losses in the past and had net losses of VND494.0 billion, VND650.6 billion and VND732.3 billion (US$31.6 million) in 2019, 2020 and 2021, respectively. We expect to continue to incur additional losses and may not achieve or maintain profitability in the future. We have made significant investments in our business, including our Fintech business, our cloud business and our human resources. While we are increasingly focused on improving our operating efficiency, we expect that our costs and expenses will continue to rise as we continue to develop our business offerings, expand internationally and grow our international and in-house game development capabilities, as well as our payments and cloud businesses. We also anticipate that the costs of acquiring new players and otherwise marketing our games will continue to rise, particularly since advertising costs in our industry have generally been rising. We intend to continue investing in our Fintech business as well as marketing ZaloPay, which will continue to negatively impact the profitability of this business segment for the foreseeable future. We may also continue to incur significant costs to acquire rights to third-party intellectual property.

Our efforts to grow our business, while increasing operating efficiency, may prove more difficult than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset our expenses, or our revenue growth rate may be slower than we expect or may decline for numerous reasons, many of which are beyond our control, including increased competition, slowing demand for our products, a failure by us to capitalize on growth opportunities, global economic downturns, and the impact of rising inflation or interest rates, among other factors. In addition, our historical growth rate may make it difficult to evaluate our current business and future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business could be harmed.

Our Fintech segment has used significant incentives to attract customers and users to grow this business and generate demand for its services, and we expect it to continue to do so in the future. These incentives have in the past, and may in the future, exceed the amount of the commissions and fees that our Fintech segment receives for its services. Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue. For example, Fintech revenue was VND(395.1) billion (US$(17.1) million) in 2021, compared to VND(112.5) billion in 2020, and VND(42.5) billion in 2019. Our ability to achieve profitability in our Fintech business is dependent in part on our ability to reduce the amount of incentives Fintech pays relative to the commissions and fees it receives for its services, while still being able to scale this business successfully.

If we are unable to achieve and sustain profitability, or if we are unable to achieve the revenue growth that we expect from these investments, the value of our business and the Class A ordinary shares may significantly decrease.

We are required to continuously develop and/or publish high-quality games in a timely and successful manner.

Our future success depends not only on the popularity of our existing games but also on our ability to frequently and consistently design, acquire, invest in, develop and/or publish high-quality games in a variety of genres that are in line with market trends. It also depends on unpredictable and volatile factors beyond our control, including the availability of appropriate personnel with the requisite experience to develop and/or publish games, consumer preferences and the number of applications they are willing to download and maintain on their devices, availability of competing games and the availability of other forms of entertainment. The development of games can be challenging, requiring a high level of innovation, deep understanding of the game industry in Vietnam, Southeast Asia and other markets in which our games are released and an ability to anticipate and effectively respond to the changing interests and preferences of players in a timely manner. For example, the Southeast Asian gaming market has been characterized by a move away from PC games towards mobile games. As the gaming market continuously evolves, and there are games in an expanding range of formats and genres being introduced by us and our competitors, we cannot guarantee that we will be able to effectively compete in the games market on an on-going basis. Further, other developers may quickly develop and release copycat games of our popular games, which may dilute the number of users playing the game we published. Our inability to frequently and consistently develop and/or publish new games that appeal to a broad set of users will materially and adversely impact our user base, business, financial condition and results of operations.

A number of other factors, including technical difficulties or problems arising due to programming errors, or “bugs,” our limited track record in self-developing games for the hardcore gamer market, difficulties in hiring appropriate personnel and securing other resources and failures to obtain, or delays in obtaining, governmental approvals could result in our games being delayed or canceled, which would have an adverse impact on our ability to publish new games and our business more generally.

We face significant competition across our markets and business segments and may fail to compete effectively against current or future competitors.

The markets in which we compete are highly competitive. All of the services we provide have a large number of competitors, some of which are larger than us and may have greater financial, management or operating resources than we do, have broader global or regional recognition and substantially larger user bases, any of which could provide them with significant competitive advantages. Our failure to compete effectively could materially and adversely affect our business, financial condition and results of operations.

Games competes on user base, game library, user experience, brand awareness and reputation, relationships with third-party game developers and access to distribution and payment channels, among other factors. The market for our games is characterized by rapid technological developments, frequent launches of new games and enhancements to current games, changes in player needs and behavior, disruption by innovative entrants, evolving business models and industry standards. We and our game competitors, including some of the third-party game developers for which we publish games, primarily compete for the same users across the markets in which we compete, and in certain markets some of our competitors are more established and have a deeper library of games than we do. In addition, one of our competitors, Garena, has exclusivity and a right of first refusal from Tencent to publish Tencent and Tencent affiliate developed mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore. We also compete with other forms of entertainment for the time and discretionary spending of users. Such competition has increased as the COVID-19 pandemic has subsided. We believe our users have reverted to their pre-pandemic entertainment preferences, some of which may be perceived to offer greater variety, affordability, interactivity and overall enjoyment. Should our users continue to reduce the amount of time and money they spend playing our games, our Games business could be materially and adversely affected.

Our Communications and Media business, which includes applications such as Zalo and our media and music streaming and news aggregation applications, competes with services such as Facebook, Spotify, TikTok and Telegram. Some of these players operate globally and have a longer and more successful track record than we do, whereas others, such as SEA, are regional players and offer a similar set of services across multiple markets in Southeast Asia, something which we are presently not able to do. Further, our competitors may have greater access to financial, technological and marketing resources than we do. We compete to attract, engage and retain users based on the variety and value of services on, and convenience in using, our various communications and media platforms. Given the scalability of the platform model, within each market a market leader may be able to achieve the scale and network effect that makes it very difficult for other market players to compete. Given the size of our competitors, and the rapidly evolving preferences of users in Vietnam, we cannot assure you that we will be Vietnam’s leading operator of communications and media platforms.

Our Fintech business, ZaloPay, faces competition from fintech and other electronic payment system providers, such as Viettel Pay, Momo, ShopeePay, Moca (GrabPay), as well as offline payment options such as the Visa and MasterCard networks and other traditional banking services, including cash. We expect ZaloPay’s competition to intensify as existing and new competitors introduce new services and enhance their existing services in response to user preferences. Further, given ZaloPay is a relatively new entrant to the market, we compete on our ability to on-board merchants to accept ZaloPay and to convince consumers that ZaloPay is a better alternative to whatever services they have historically used. We also face pricing pressures from competitors, some of which may have greater financial resources than we do, and are able to incentivize users to complete transactions with their payment system in exchange for discounts and rebates or to offer lower prices to merchants for similar services by cross-subsidizing their digital payments services with other services they offer. In addition, competing services tied to established banks and other financial institutions may offer greater consumer confidence in the safety and efficiency of their services given their track record and brand recognition.

Parts of our business are at relatively early stages of their growth and we cannot guarantee that we will be able to successfully implement our growth strategy or sustain our growth rate.

We are a fast growing technology company offering products across multiple lines of business, including games, communications and media, fintech and cloud storage. Although our Games business and Communications and Media business have grown rapidly, ZaloPay and VNG Cloud are relatively new and we cannot guarantee they will be able to grow at a comparable rate to that achieved historically by our Games and Zalo businesses. Furthermore, Kiki, which is Zalo’s virtual assistant and similar to Apple’s Siri or Amazon’s Alexa, remains under development. Our ability to successfully execute our growth strategy is critical to our future success.

To implement our growth strategy, we will be required to develop and innovate our product offerings, identify, hire and train personnel across all aspects of our business and scale all of our businesses at the same time, all of which will require significant financial and human resources. Executing our growth strategy may strain management’s resources or divert them from focusing on our future plans, strain our operational and technology systems beyond a point which they can properly function or require us to slow the growth of one of our business lines while we prioritize another. These tensions may be exacerbated by macro-economic conditions or uneven demand for our products. Our history of concurrently operating our business lines is relatively short.

In addition, we may not achieve expected cross-selling monetization opportunities across our businesses. For example, as more of Games and Communications and Media users complete transactions using our ZaloPay platform, we expect that growth in Games and Communications and Media will accelerate our Fintech business. However, these linkages may not materialize as we expect them to or may not materialize in a cost-effective manner. Further, where we are able to form linkages, if user activity declines in one of our platforms for any reason, it may also drive a decline in other platforms. In addition, changes we may make to meet the needs and interests of certain users may have a negative impact upon other users of ours, which may result in us having to pick and choose among satisfying different groups of our users in order to grow our overall business.

As our businesses expand, our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties inherent in early stage companies operating in fast evolving, high-tech industries in emerging markets such as Vietnam and Southeast Asia.

Some of the risks and uncertainties in connection with our growth strategy and growth include:

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the impact of macro-economic conditions, including inflationary pressures and interest rates, and their effect on discretionary consumer spending, which in turn could impact consumer demand for our products and services;

•	our ability to upgrade our technology and infrastructure to support increased traffic and expanded offerings of content and services;

•	competitive market conditions;

•	our ability to expand internationally;

•	our ability to anticipate and adapt to changing user preferences;

•	increasing awareness of our brands;

•	retaining existing users, attracting new users, and increasing user engagement and monetization;

•	developing new products and features;

•	maintaining and expanding our network of domestic, regional and global partners;

•	maintaining adequate control of our expenses;

•	attracting and retaining high quality qualified personnel;

•	managing relationships with stakeholders and regulators in each of our markets, as well as the impact of existing and evolving regulations;

•	determining appropriate investments; and

•	managing the challenges associated with the COVID-19 pandemic.

In addition, in order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our internal controls, create and improve our reporting systems, and address issues in a timely manner as they arise. These efforts may require substantial financial expenditure, commitments of resources, developments of our processes and other investments and innovations, some of which we may not currently be able to execute given our limited human and capital resources and limited operating history. If we are not able to successfully manage our growth, our business will suffer.

Our inability to successfully execute our growth strategy could negatively impact our future operating performance and cash flow, which in turn could restrict our ability to source high quality human capital and talent, continue to develop and innovate new product offerings, make our operations more efficient and grow our business. We cannot assure you that we will be able to successfully implement or execute our growth strategy, which could materially and adversely affect our business, financial condition and results of operations.

We may fail to monetize our businesses effectively.

Our financial performance is largely dependent on our ability to monetize the businesses we operate. Failure to do so could materially and adversely affect our business, financial condition and results of operations.

Games utilizes a freemium business model, meaning that our games are free to download, but contain various opportunities to complete in-game purchases for items, additional lives and points needed to progress through the game more quickly or play for a longer period of time without having to watch an advertisement. The purchase of such items constitutes a significant portion of Games’ revenue, and our business more generally. In order to sustain revenue growth for this business we must convert active game players to paying players and then retain such players. Spending in our games is discretionary and our users may be price-sensitive, undermining our ability to monetize. Further, a relatively small portion of players account for a large portion of our gaming revenue. It is crucial for our games to balance creating sufficient in-game monetization opportunities, with continuing to attract a considerable number of users by offering them an enjoyable free-to-play experience. Further, we need to balance our desire to incentivize players to make in-game purchases against the player’s wishes to advance through the game without excessive disruptions, as the failure to do so may result in the game player ceasing to play altogether. To achieve this, our games must be engaging, with appealing in-game items, attractive prices and effective marketing and promotional activities.

Even if our games are widely downloaded, we and/or our third-party game developers may fail to optimize the monetization of our games for a variety of reasons, including users perceiving a game to have poor design or quality, lack of social and community features, gameplay issues such as game unavailability, long load times or an unexpected termination of the game due to technical issues, lack of differentiation from predecessor games or competing competitive games, lack of innovative features that surprise and delight our players, differences in user demographics and purchasing power or our failure to effectively respond and adapt to changing user preferences through game updates.

Zalo and our media and music streaming and news aggregation applications have historically generated substantially all of their revenue from digital advertising. Such advertising includes assisting advertisers with the creation of digital marketing campaigns through Adtima, our creative advertisement agency, as well as by selling advertisement space through Zalo Ads. Our ability to generate advertising revenue is correlated with the size and demographics of our user base, our advertising inventory and ability to grow it, competition with other major and emerging online advertising platforms, macroeconomic conditions—including COVID-19 and its effect on advertisers and consumers within Vietnam—the global economy more generally, and the general level of advertiser spending, among other factors. There is a risk that advertisers may choose to advertise on more established internet portals or search engines, such as Google and Facebook. In addition, our priority of optimizing user experience and satisfaction may limit our ability to significantly grow our advertising revenue. For example, in order to provide our users with an uninterrupted online music entertainment experience we limit the amount and duration of advertisements on Zing MP3, our music streaming service. While we believe this approach will enable us to expand our current user base and strengthen our monetization potential in the long-term, advertisers may view it as being overly accommodating to users and decrease their willingness to advertise on Zing MP3. In June 2022, we began implementing paid service packages for Zalo official accounts operated by businesses. Should we fail to monetize our Communications and Media businesses effectively, we may incur operating losses (or lower profit) from these businesses for the foreseeable future and be unable to add additional services or grow these businesses more generally, either of which would materially and adversely affect our results of operations.

We currently monetize ZaloPay, our Fintech business, primarily by charging commissions to merchants for transactions on the platform. Our ability to successfully monetize our Fintech business in the future will depend significantly on expanding our user base, the services offered and the number of use cases available, including our ability to increase usage of ZaloPay through our other applications and products. We cannot assure you that our monetization efforts will be successful or that we will be able to generate the revenue needed to offset the extensive research, development and marketing costs we have incurred, and will continue to incur, in developing ZaloPay.

We have constructed a new data center to support the expansion of our business and VNG Cloud. If we are unable to continue growing our business at the rate we currently envision, or should we be unable to commercialize and monetize VNG Cloud in the way we expect, we may not be able to recoup the large investment we are making in the data center, which would materially and adversely affect our results of operations.

If these efforts are unsuccessful, our ability to grow revenue and monetize our businesses will be harmed, which could impede our path to profitability, especially in the fintech industry, where our Fintech business, ZaloPay, faces significant competition.

We rely on storefronts operated by third parties to distribute our products and collect payments.

We primarily publish our games and other products through digital storefronts such as the Apple App Store and Google Play Store and, as a result, are reliant on them for the distribution and promotion of our games and our continuing success. In order to distribute games using these digital stores, we are required to comply with their standard terms and conditions governing the content, promotion, distribution and operation of games and other applications on their platforms. They also have significant influence over the way we price our in-game items and the revenues we are able to earn from such items due to the costs we incur due to using the stores. If we violate, or if the digital store believes that we have violated, its terms and conditions, the digital store may discontinue or limit our access to it, which would harm our business. Our business could also be harmed if the digital stores:

•	increase the fees they charge us;

•	modify their algorithms, communication channels available to game developers, respective terms of service or other policies;

•	decline in popularity;

•

adopt changes or updates to their technology that impede integration with other software systems or otherwise require us and/or the third-party game developers to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;

•	elect or are required to change how they label free-to-play games or take payment for in-game purchases;

•	block or limit access to the genres of games that we provide in any jurisdiction;

•	impose restrictions or spending caps or make it more difficult for players to make in-game purchases;

•	change how the personal information of players is made available to us; or

•	develop their own games that compete with our games.

Disputes with these digital stores, including those related to intellectual property rights, distribution fee arrangements, billing issues or otherwise, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all. For example, we have in the past been prohibited from releasing updates through the Apple App Store due to disputes between Apple and us regarding payments collected through channels outside of the Apple App Store. If our relationship with a digital store terminates for any reason we may not be able to find a replacement, particularly given how Apple and Google essentially control the distribution of applications, and our business would suffer as it would impact the ability of users to download our games and other products.

Our business is dependent on our ability to maintain or grow the size of our user base and the level of engagement of our users.

The size and engagement level of our user base for our various businesses is critical to our success. Our business and financial performance have been, and will continue to be, significantly determined by our success in adding, retaining, and engaging active users. We intend to continue investing significant resources to grow our user base and increase user engagement, whether through innovations, provision of new or improved content or services, marketing efforts or other means. While our user base and engagement levels have expanded significantly in the last 10 years, we cannot assure you that they will continue growing at similar rates, or at all. Our user growth and engagement could be adversely affected if:

•	we fail to maintain the popularity of our games, platforms and products among users;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology;

•	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

•	there are user or government concerns related to privacy, data collection, security, safety or other factors;

•	government authorities impose restrictions on gaming and screen time;

•	our monetization measures cause users to shift to other platforms;

•	our new games cause players to shift from our existing games without growing the overall number of active game players;

•	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation, or litigation, including settlements or consent decrees;

•	our users fail to accept or comply with our terms of service or the privacy policies that we implement, or we adopt terms, policies or procedures that are negatively perceived by our users;

•	we fail to maintain the brand image of our platforms or our reputation is damaged; or

•	there are unexpected changes to the demographic trends or economic development of the regions in which we operate, and in particular Vietnam and Southeast Asia.

Our efforts to avoid or address any of these events could require us to incur substantial costs to modify or adapt our content, services or platforms. If we fail to retain or continue growing our user base, or if our users reduce their engagement with our platforms our revenue may decline and our financial condition and results of operations could be materially and adversely affected.

We may be unable to extend the life of existing games through development of new features or functionality.

To extend the lifespan of our games we and/or third-party game developers must continually improve and update previously-released games with new features and functionalities that appeal to our existing users and attract new users, while maintaining player loyalty and interest in the game. For games that we publish from third-party game developers, we have limited control over content and rely on the developer to invest significant resources to maintain and raise the popularity of the games by releasing new versions and/or expansion packs from time to time, which requires anticipating market trends in our target markets. To assist with this process, we must collect and analyze player behavior data and feedback from our online community and effectively utilize this data in developing updates ourselves or with our third-party game developers to improve the variety and attractiveness of gameplay and virtual items sold within the games.

In the course of updating games certain features may be introduced or removed. Some of these changes have occasionally been negatively received by users, resulting in them reducing the amount of time spent playing the game or ceasing to play altogether. Should we or the third-party game developers fail to release appealing updates, or should the features or functionalities we or the third-party game developers introduce not be in line with user expectations, we could experience a sudden and sharp decrease in users, materially and adversely impacting our gaming business, financial condition and results of operations.

We are susceptible to risks associated with our international growth strategy.

An important component of our growth strategy is to continue expanding our Games business internationally, and we plan to expand into a number of countries classified as developing, including emerging markets across Southeast Asia, Brazil and Mexico. Expanding our Games business internationally will require considerable management attention and resources and is subject to the challenges associated with supporting a rapidly growing business across multiple jurisdictions, each with their own languages, cultures, customs, and legal and regulatory systems. The expansion of our business outside Vietnam involves facing or increasing a variety of risks, including:

•	difficulties in anticipating the preferences of game players in markets outside Vietnam;

•	challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures;

•	recruiting and retaining talented and capable management and employees in various countries;

•	challenges in identifying appropriate local business partners, including local game operators, and establishing and maintaining good working relationships with them;

•	competition from competitors with a better understanding of consumer preferences, exclusivity or rights of first refusal to games in the target markets and/or with significant market share;

•	political, social and economic instability in some countries;

•	global political, social and economic instability, including instability arising from the war in Ukraine;

•	unexpected changes in regulatory requirements, taxes or trade laws;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems and regulatory systems;

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information;

•	exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;

•	laws and business practices favoring local competitors or general preferences for local vendors;

•	protecting and enforcing our intellectual property rights; and

•	foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our international growth strategy may not be successful and, despite the substantial time and resources required for the expansion. There is a risk that these growth initiatives will be ineffective, difficult to implement and/or more costly than expected, or that we will be unable to develop and grow additional revenue streams from these growth initiatives. Further, the development of these businesses may be slower than we expect, which may require that we expend significantly greater capital resources than we currently expect will be required, or may fail altogether, causing significant reputational damage to us, which would materially and adversely impact our future growth potential, results of operations and financial condition.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

We depend on the continued contributions of our founder and senior management, especially those listed in the “Management” section of this prospectus, and other key employees, many of whom are difficult to replace and even if replaced will not have the same familiarity with our culture and plans as compared to our current key employees. In particular, our founder and our co-founder are critical to our vision, strategic direction, product and technology development and relationships. Further, the continued retention of the other members of our senior management team are equally important to our continued success.

The loss of the services of any of our senior management or other key employees could materially harm our business. Competition for qualified talent across the Southeast Asian region is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of the Class A ordinary shares could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

The ability to recruit, develop and retain qualified employees is critical to our success.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require broad sets of expertise and human capital. In order for us to successfully compete and grow we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our business needs, both within Vietnam and within the other markets in which we operate. Our key personnel include our management team, experienced game and software development personnel, engineers, data scientists and other technical personnel, editorial staff, marketing professionals and customer service personnel.

While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to ensure succession plans capable of maintaining continuity as and when employees leave us. However, the market for qualified personnel is very competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel as and when they depart. In addition, travel and other restrictions imposed by governments to address COVID-19 transmission rates may harm our ability to recruit and retain nationals from outside Vietnam or the country where we are recruiting, and may require significant numbers of employees to work remotely, which may impact productivity. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Further, our employees within Vietnam have established a labor union to advocate for their welfare. We cannot assure you that we will always have a good relationship with the employee union, that our employees will continue to work with us or that we will be able to attract and retain additional qualified personnel in the future, any of which could materially and adversely affect our business, financial condition and results of operations.

Our brands and reputation are among our most important assets and are critical to the success of our business.

Our brands (VNG Games, Zalo, ZaloPay, ZingPlay, Bao Moi and Zing MP3, among others) and reputation are among our most important assets. Maintaining, protecting and enhancing our brands is critical to expanding our base of users, advertisers and other third-party service providers and doing so will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry, our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve user complaints, our privacy and security practices, litigation, regulatory activity and the experience of our users with our product and services, could harm our ability to attract and retain users, third-party service providers, key employees, our reputation and, in turn, our business and results of operations. Harm to our brands can arise from many sources, including failure by us to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers or other counterparties. Our reputation and brands are vulnerable to threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. If we do not successfully maintain strong and trusted brands, our business could be seriously harmed.

We face risks in connection with our strategic partnerships.

We have entered into strategic partnerships with third parties and may continue to do so to expand and grow our business. If we are unable to maintain our relationships with any of our existing or future strategic partners, our business, financial condition and results of operations may be materially and adversely affected. For example, two of our most popular games, JX Mobile and JX1M, are owned by Kingsoft. We also license games from Tencent, one of our principal shareholders, including PUBG Mobile. We believe we have maintained a strong relationship with Tencent and Kingsoft, which reinforces our long-term relationship based on aligned interests, and allows us to benefit from their wealth of experience as leading global industry players. However, we cannot assure you that we will be able to maintain good relations in the future or that as we grow our business we will not develop products or services that compete with our strategic partners in a more direct way. Further, should Tencent or Kingsoft reduce their shareholdings in us, they may be less inclined to release their games through us rather than other publishers. Strategic partnerships could also subject us to a number of other risks, including risks associated with sharing proprietary information and non-performance by such strategic partners. Likewise, we may be limited in the ways in which we can monitor or control the actions of our strategic partners and, to the extent any such strategic partner suffers negative publicity or harm to its reputation, our reputation may also suffer by association. If our relationships with any of our strategic partners were to deteriorate our business, financial condition and results of operations could be materially and adversely affected.

The interpretation and application of data protection laws could negatively impact our business.

There are a number of data protection laws, legislation and regulatory proposals currently tabled in various jurisdictions and any of them could impose new obligations or limitations on our business. In particular, Vietnam’s data and privacy protection legislation, known as the Decree of Personal Data Protection, is currently being drafted by lawmakers and is expected to be similar in scope to other data privacy and protection laws enacted around the globe. While implementation of the legislation is still being discussed we expect to spend substantial capital and human resources to come into compliance. For example, we will need to obtain written consent from data owners to collect, store, disclose, process and transfer their personal data and consent can be withdrawn at any time. We will also be required to obtain approval from, or register with, the Personal Data Protection Committee, a supervisory authority of personal data protection, before we can make any cross-border transfers, disclose or process personal data. It remains unclear whether we can apply for a blanket approval from the Personal Data Protection Committee ahead of any transfers, processing or disclosure of personal data or if approval needs to be obtained on a case by case basis. The requirement that we submit detailed lists of user data to be transferred may impede our normal business operations and given the large number of our users doing so may not be possible. Further, the process of obtaining approval from the Vietnamese government normally takes longer than expected and they retain discretion to determine if an application is valid or acceptable. We expect to incur significant costs as we undertake a review of our systems and amend them to become compliant with the Decree of Personal Data Protection. Any inability, or perceived inability by the Vietnamese regulators, to amend our systems to be compliant with the Decree of Personal Data Protection could subject us to fines and enforcement proceedings by Vietnamese regulatory authorities.

We continue to track similar legislation being proposed and enacted throughout Southeast Asia and the other markets in which we operate. Further, certain jurisdictions in which we operate have either enacted or are contemplating to enact laws and regulations that restrict the flow of data outside the country and such laws, depending on how they are interpreted and come to be enforced, may constrain our activities and require the use of local servers, local data privacy experts and other measures which may either increase our cost of doing business or may make operating in such jurisdictions commercially impractical.

The interpretation and application of privacy and data protection laws in Vietnam and elsewhere is often uncertain and subject to change. It is possible that these privacy and data protection laws may be interpreted and applied in a manner that is inconsistent with our practices and, even if we have complied with the laws on paper, there is no guarantee that the applicable regulators will deem our enacted policies as being compliant in practice. In such cases we may be required to amend our operating practices and protocols, which may be costly, and increase the complexity of our operations, or in extreme cases we may be told to suspend or cease operations entirely. Any failure or perceived failure to comply with privacy and data protection laws, privacy-related obligations to our users or other third parties, or any compromise of data security that results in the unauthorized access to, release or transfer of, user information or other data, may result in governmental enforcement actions or penalties, threatened or actual litigation or other public statements made by consumer advocacy groups or members of the public, which, at a minimum, would damage our reputation, and which could materially and adversely affect our business. In addition, concerns about our practices with regard to the collection, storage, use, disclosure or security of personal information or other privacy related matters, even if unfounded, could damage our reputation and cause us to lose users, thereby adversely affecting our operating results. Furthermore, if third parties that we work with, such as third-party game developers, gaming studios or payment gateway partners violate applicable laws or our policies, our users’ information could be put at risk, our reputation could be harmed and we could be subject to other detrimental consequences even if the violations were not within our control.

As we expand our operations internationally, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the European Union adopted the General Data Protection Regulation, and the State of California adopted the California Consumer Privacy Act. Both of these laws impose additional regulatory obligations regarding the handling of personal data and further provide certain individual privacy rights to persons whose data is processed. We are monitoring these developments, and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data. In addition, compliance with additional laws and regulations may place restrictions on the conduct of our business and the manner in which we interact with our users.

The COVID-19 pandemic has materially affected our business and it or other pandemics could have an adverse impact on our operations.

The COVID-19 pandemic resulted in authorities implementing numerous preventative measures to contain or mitigate further transmission of the virus. Such measures included travel bans and restrictions on movement, physical distancing requirements, limitations on business activity, quarantines, lockdowns and stay-at-home orders. These measures have caused major disruption to all aspects of the global economy, and have affected and may continue to affect our businesses and our users’ behaviors.

Despite the challenges we have faced in light of the COVID-19 pandemic, the stay-at-home orders that were in place in Vietnam sporadically throughout the pandemic have generally been favorable to our business as a result of increased time spent with digital entertainment, including games involving socially interactive experiences. With many economies reopening from the fourth quarter of 2021 and into 2023, including in Vietnam and across Southeast Asia, we have observed some moderation in online activities and fluctuations in user engagement in our businesses. The long-term effects of COVID-19 on our users remain uncertain. Relaxation of pandemic-related restrictions decreased the inclination of users to remain at home, make physical activities more attractive, and alter the usage and spending habits of some of our users. Accordingly, the trends we saw with respect to our Games QAU, QPU, revenues and other financial results and operating metrics during COVID-19 impacted periods are not indicative of results for future periods.

The ultimate impact of the COVID-19 pandemic or a similar health epidemic is uncertain and subject to change. We are unable to predict the continuing duration and scope of the COVID-19 pandemic, including any potential future waves of the pandemic due to existing or new variants of the virus, the availability and effectiveness of vaccines and treatments, and the actions that have been and continue to be taken by authorities and other parties in our ecosystem in response to COVID-19 developments.

Privacy concerns relating to our technology or failure to safeguard the personal data of our users could damage our reputation and deter users from our products and services.

We receive, store and process large amounts of personal information and other data in all of our businesses in order to better understand our users’ interests, enhance our advertising services and further develop our products. Any concerns regarding our collection, storage, disclosure, process, transfer, use or the ways in which we secure the personal information and data, even if unfounded, could damage our reputation, cause us to lose users and customers or subject us to regulatory investigations and penalties, any of which may materially and adversely affect our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of the data, online behavior, payments history, interests, chat history or otherwise of our users, customers or that of any of our partners could significantly limit the adoption of our services, as well as harm our reputation and brand. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base. We expect to continue expending significant resources to protect against security breaches, remaining compliant with data protection and privacy laws and regulations is vital to our business.

We have a limited track record in successfully self-developing games for the hardcore gamer market.

Hardcore games, due to the types of players they attract and the amount of time players spend playing, have historically generated the majority of our gaming revenue. Our Development Studios business, which is the newest part of our Games business, publishes games targeted at the hardcore gamer and in order to further develop our ability to publish games for the hardcore gamer market we have partnered with independent gaming studios that develop and publish such games. If we are not able to successfully self-develop these types of games our business will continue to be dependent upon third-party game developers licensing games to us. To date, we have self-developed a limited number of games targeted at the hardcore gamer market, and none has become as widely adopted, or successful, as the games we publish on behalf of third-party game developers.

Development of new games requires considerable resources, including researching, testing, marketing, infrastructure and staff expenses, as well as the ability to be able to successfully identify market opportunities. As the hardware games are played on improves, users will expect a corresponding increase in a game’s complexity and functionality, increasing the difficulty to develop the game. During the last two years we have allocated increasingly large amounts of resources, in terms of both time and capital, in pursuit of the know-how necessary to self-develop hardcore games. For example, we have invested in Dorocat and Haegin, independent game development studios in China and South Korea, respectively. We have established Galaxy Game Studio, an in-house game studio located in China, and invested in Transcend, a venture capital fund focused on games and other forms of digital entertainment. Further, we have hired additional game developers to support our self-

developed games business. In addition, there are some elements of hardcore games, such as storytelling, character development and dialog between characters, which are soft skills not inherently related to the development of technology. Despite our partnerships with independent game studios and our hiring of additional game developers, we may not succeed in self-developing games and our investments to self-develop games may not yield any returns.

We may fail to obtain, maintain or renew requisite licenses and approvals.

Under Vietnamese law and the laws of the other jurisdictions in which we operate, we are required to maintain general business licenses as well as licenses specific to each of our business segments. As the industries in which we operate are relatively new in Vietnam, Southeast Asia and some of the other markets in which we expect to commence operations, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. This can make it difficult to know which licenses and approvals are necessary, or the processes for obtaining them. In the past, we have been fined by the Vietnamese authorities for operating some of our businesses without the requisite licenses. We also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once these licenses expire we will be able to renew them.

In some cases we believe that our business operations fall outside the scope of licensing requirements, or benefit from certain exemptions, making it unnecessary to obtain certain licenses or approvals. Should our interpretations be incorrect we may be required to suspend or cease operations until such licenses and approvals have been obtained, and we cannot guarantee you that they will be obtainable on commercially reasonable terms or at all.

As we expand our businesses, in particular our Fintech business in Vietnam and our Games business internationally, we may be required to obtain new licenses and will be subject to additional laws and regulations in Vietnam and other target foreign markets. If we fail to obtain, maintain or renew any required licenses or approvals or make any necessary filings or are found to require licenses or approvals that we believed were not necessary or we were exempted from obtaining, we may be subject to various penalties, such as confiscation of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of third party arrangements, criminal prosecution and the discontinuation or restriction of our operations. Any such penalties or adverse consequences may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Our games are subject to scrutiny regarding the appropriateness of their content.

Our games are subject to restrictions on content, reviews and ratings. In Vietnam, each game, expansion pack and all other forms of new game content are required to be approved and licensed by the Vietnamese government. Other markets in which we operate, or plan to operate, maintain similar restrictions. In issuing such approvals, government authorities in Vietnam and elsewhere take into account violence, nudity, political and social themes as well as mysticism and spiritual matters, among others. After we have submitted a game for approval there is limited visibility on what elements of the game may run afoul of the government authorities and how long it may take until we have received a decision. Prior to submitting a game for approval we cannot be certain that the game will be approved by the government authorities. Further, even if approval is granted, we may be required to make material changes to the game before it can be released. Such changes may require consent from the game’s developer and there is no guarantee it would be granted. Failure to receive government approval, or being required to make material changes to a game prior to receiving approval, could result in a game’s release being delayed while the required amendments are made or canceling the game altogether, which could materially and adversely impact our game library, user base, results of operations and business performance.

In addition to the governmental approvals that we are required to receive, Apple uses its own rating system in the App Store and Google Play uses the International Age Rating Coalition rating for games offered in the Play Store. Apple and Google have both developed functionality that prohibits minors from downloading games and other content which does not fall into certain rating categories. If a game or expansion pack does not obtain the rating that we desire for its target market, we may have to delay its launch while we or the third-party game developer works to amend the game or expansion pack to be eligible to receive the desired rating and thus be available to its target age group. However, in certain situations we may cancel the release altogether.

The gaming and social media industries have become the subject of health warnings and mental health hazards.

In May 2019, the World Health Organization adopted a new edition of its International Classification of Diseases, which lists gaming addiction as a disorder. While the effects of gaming and whether gaming addiction is a disorder continue to be discussed and researched by health officials and others, the World Health Organization and other governments may continue to take measures against gaming addiction, such as imposing gaming curfews or spending limits for minors and establishing treatment programs aimed at addressing gaming addiction. For example, Vietnam limits the daily maximum game play time for those under the age of 18 to three hours a day. The Chinese government recently limited online game playing time for those under the age of 18 to Fridays, weekends and holidays and set a maximum playing time of three hours a week. Additionally, discussions surrounding whether certain game mechanics, such as loot boxes or other forms or items appearing within the game, should be subject to a higher level of scrutiny or different type of regulation are continuing, as some regulators have begun to draw parallels between loot boxes and other types of items appearing within a game with slot machines and similar forms of gambling. If new or amended legislation or regulations, or technical specifications applied by Apple, Google or other channels through which we distribute our games, require certain game mechanics to be modified or removed, it would increase the costs of operating our games, impact player engagement and monetization, or may otherwise harm our business performance.

More recently, scientists and psychologists have been warning about the impact that social media is having on children and young adults. In response, regulators and governments around the world may seek to restrict user access to social media if they consider it to be a threat to public safety or for other reasons. For example, China has further cracked down on the type of content that can be shared as well as the types of people and profiles that can promote content on social media. Should Vietnam or any of the other markets in which we operate move to implement restrictions to address public safety concerns, it could limit the number of users to whom we can market our communications and media products, limit the scope of users we can target when marketing on communications and media platforms or increase our compliance costs as we bring our communications and media platforms into compliance, any of which could materially and adversely affect our Communications and Media business and results of operations.

Our products are reliant on third parties over whose actions we have no control.

Our businesses require the participation of third parties, such as third-party game developers, third-party distribution platform providers and payment channels, organizations such as e-commerce platforms and merchants, and suppliers of third-party systems and processes. We cannot control the actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our various businesses.

The games publishing component of Games requires third-party game developers to provide us with the games that we offer, and we cannot be certain that the games, including any revisions or updates, will not be offensive to some of our users or infringe upon the intellectual property rights of other parties. Further, we rely on the continued functionality of the Apple App Store and Google Play Store in order to distribute the games we develop and/or publish as well as third-party payment channels to collect revenues from in-game purchases. See “—We rely on storefronts operated by third parties to distribute our products and collect payments.” In addition, a significant portion of our games are played on mobile devices manufactured by third parties. We have very limited influence on the hardware and software used in these devices and any changes to them might negatively impact our Games business should our games no longer be compatible with either the hardware or software installed on the devices and on which the devices rely. See—“We rely upon third-party game developers for the majority of the games we publish.”

Our Communications and Media business relies upon existing e-commerce platforms to share their APIs enabling us to link our platform to theirs, and we cannot assure you that any of the e-commerce platforms with which we currently partner will continue to provide us with their APIs or continue to cooperate with us on a technical level to ensure our users the best possible experience, particularly if they begin to view our services as competing with their services. It also generates revenue from a platform we do not own, pursuant to a commercial arrangement with a third-party platform owner. Additionally, ZaloPay’s digital wallet services rely upon the merchants with which we partner to accurately process transactions and on traditional financial institutions to transfer money between users’ bank accounts and their ZaloPay digital wallets as and when requested.

Though we take efforts to maintain good relations with all of the third parties which are essential to the successful operation of our business we cannot be certain that we will be successful in maintaining these relationships and even if we do that they will not act in a way which is contrary to our best interests. Further, while we have agreements with each of these parties that obligate them to carry out their respective businesses in a professional manner, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation should any of these third parties act in a way which is to the detriment of our business.

We depend upon third-party licenses for the content of our music offerings, and any adverse changes to, or loss of, our relationships with these music content providers may reduce the size of our Zing MP3 library.

Significant portions of our music offerings on our Zing MP3 platform are licensed from our music content partners, which include music publishers and labels, such as Sony and Universal, as well as direct licensing from Vietnamese artists. There is no assurance that the licenses currently available to us will continue to be available in the future at rates and on terms that are commercially reasonable, or at all.

The royalty rates and other terms of these licenses may change as a result of various reasons beyond our control, such as changes in the competitive landscape, our bargaining power, the industry, the law or regulatory environment. If our music content partners are no longer willing or able to license content to us on terms acceptable to us the breadth or quality of our library may be adversely affected, or our content acquisition costs may increase. Likewise, increases in royalty rates or changes to other terms of our licenses may materially and adversely affect the breadth and quality of our music content offerings, which could cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

We are heavily reliant on a combination of our own servers and technology and telecommunication service providers and other third-party infrastructure providers over whom we have no control.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, backend software and hardware and data center, in addition to the wireless and wired telecommunication networks operated by third parties such as major telecommunications providers. Our systems and operations, or those of third-party providers on which our business relies, have in the past been exposed, and could be exposed again in the future, to damage or interruption from, among other things, fire, floods, earthquakes, other natural disasters, pandemics, power loss, system failures, terrorism, vandalism, unauthorized entry, software errors and computer viruses, and disruptions from unauthorized tampering with systems.

While we own and operate our own network infrastructure within Vietnam, the network infrastructure on which we rely for our operations outside Vietnam is provided by third parties, including Google Cloud, Amazon Web Services, Microsoft Azure and Tencent Cloud. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could seriously harm our business. Any financial or other difficulties these providers may face could seriously harm our business. In addition, because we exercise little control over these providers, we are vulnerable to problems with the services they provide. Our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. We may not have access to alternative networks or data servers in the event of disruptions or failures of, or other problems with, the relevant internet infrastructure. In addition, the internet infrastructure, particularly in Vietnam as well as the other emerging markets where we operate, may not support the demands associated with continued growth in internet usage.

Our business is also heavily dependent upon the major telecommunication providers being able to operate their business without interruption. In the event of outages we and our users may not have access to alternative telecommunication networks and providers. For example, the ocean floor internet cables connecting Vietnam to the broader World Wide Web are from time to time disrupted by anchors, earthquakes, turbidity currents, or even shark attacks, resulting in connectivity disruptions. Any unscheduled service interruptions such as these or otherwise could disrupt our operations, damage our reputation and result in a decrease in our revenue. Furthermore, we have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we or our users pay for telecommunications and internet services rise significantly, our profit margins could be significantly reduced. In addition, if internet access fees, costs of data usage or other internet charges increase, our user traffic may decrease, which in turn may cause our revenue to decline.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance.

We regularly review certain key user metrics, including QAU and QPU of our games as well as Zalo’s monthly active users, among others, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. The calculation of these metrics is described in detail in “Certain Conventions and Definitions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-IFRS Financial Measures—Key Operating Metrics.”

Our internal systems and tools have a number of limitations, and our methodologies for tracking these user metrics may change over time, including the metrics we publicly disclose. If the internal systems and tools we use to track these user metrics undercount or overcount performance, or contain algorithmic or other technical errors, the data we report may not be accurate. While these user metrics are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platforms are used across the markets in which we operate. Under the QAU and QPU metrics, a unique account that plays in more than one game or makes payment in more than one market, within the relevant period, is counted as more than one active or paying user, respectively. This means that there is an inherent risk of double counting, which might lead to an overstatement of our QAU and QPU numbers. For example, the same person that uses a unique account to play two or more different games could potentially be counted as two or more active users and a single user that uses a unique account to pay on two or more different markets could be counted as two or more paying users. Moreover, the accuracy of our user metrics could be impacted by fraudulent users of our platforms, and further, we cannot distinguish individual users who have multiple accounts. Many users of our games create separate accounts for each game they play and each account is considered as a separate user by our system, despite the user being the same person. Should a material number of our users choose to play each game under a separate account, this would result in our QAU and QPU numbers being inflated as our systems would record each account as a unique user when in fact it is the same user with multiple accounts. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account was created by an existing user who is registering multiple accounts, unless certain official individual identification information is provided to us. Our user metrics are also affected by technology on certain mobile devices that automatically run in the background of our applications when another phone function is used. In such circumstances, our systems may not recognize when user activity has taken place within an application or when an application’s functionalities has been paused, which could lead to inaccurate recordings of user metrics. Given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect to continue to encounter challenges. Accordingly, our user numbers may overstate or understate the number of individuals who actually use or purchase items on our platforms. While from time to time we disable certain user accounts or take other actions to reduce the number of duplicate or false accounts among our users, we cannot be certain we have removed all duplicative or false accounts.

In addition, while we are continuing to develop and refine our disclosure controls and procedures, we cannot assure you that the controls and procedures we have in place will be able to accurately process information related to the disclosure of user metrics. Material inaccuracies in our user metrics or data could result in incorrect business decisions and inefficiencies, which could affect our long-term strategies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If partners or investors do not perceive our user or other operating metrics to accurately represent our user base, or if we discover material inaccuracies in our user or other operating metrics, our reputation may be seriously harmed. Any failure to accurately report and present our user metrics could cause investors to lose confidence in our reported operating and other information, which would likely have a negative effect on the trading price of the Class A ordinary shares.

Use of illegal game servers, acts of cheating and use of third-party auction websites for sales and purchases of virtual goods for our games could harm our business and reputation.

In the past our games have been subject to acts of cheating by users and such instances of cheating can lead to our users who play fair to question the fairness of the game, reduce their desire to spend more on a game or result in them ceasing to play the game altogether. Typically the cheating occurs through a user being able to modify the rules of a game during gameplay, and although the user may not gain access to our systems, they may be able to give themselves a competitive advantage to the detriment of other users. If instances of cheating were to become rampant, it could cause our users to stop playing the game, which would shorten the game’s lifecycle and damage our reputation as well as reduce a game’s profitability. While we and/or our third-party game developers have taken a number of steps—through artificial intelligence, machine learning and other digital ways in which our systems can monitor a game and its players—to deter users from engaging in cheating, we cannot assure you that these steps will be successful or timely in preventing users from cheating. If we gain a reputation for creating and/or publishing games that are susceptible to cheating, it could reduce the popularity of a particular game or harm perception of our broader products, which could reduce our user base and gaming revenue.

Further, some of our users make sales and purchases of their game accounts and virtual items through unauthorized third-party auction websites in exchange for money, which we do not condone and are unable to track or monitor. We do not generate any revenue from these transactions. Accordingly, purchases and sales of our users’ accounts or their virtual items on such third-party websites could lead to decreased revenue and put downward pressure on the prices that we are able to charge users, which could result in lower revenue generated by our games.

We may not have obtained all requisite copyright licenses with respect to a portion of the content on our Zing MP3 platform.

To secure the rights to provide music content on the internet or for our users to download or stream music from our platform, or to provide other related online services such as podcasts, we must obtain licenses from the appropriate copyright owners, including for music publishing and musical recording rights. We may not have complete licenses for the copyrights underlying a portion of the music content offered on our Zing MP3 platform and therefore we have been, and may continue to be, subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content, particularly with respect to older music. We currently offer over five million tracks on Zing MP3, and we have licenses to both the music publishing and musical recording rights for a significant proportion of those tracks. We will continue to seek licenses to the remaining tracks to the extent we are able to identify the relevant copyright owners and enter into agreements with them. There is no guarantee that we will be able to reach agreements with content partners on license arrangements in relation to our provision of music and podcasts, and that we will not be subject to potential copyright infringement claims by third parties in relation to such services.

In addition, with respect to the musical compositions and lyrics we license from our content partners, there is no guarantee that such content partners have the rights to license the copyright underlying all of the music content covered by our agreements and, should we be found to be illegally distributing this content, despite our belief that we have properly obtained the copyright to do so, we could be subject to claims of potential copyright infringement.

If third parties believe that certain content available on our Zing MP3 platform violates their copyrights or other intellectual property rights, they may take action and file claims against us, which could materially and adversely affect our reputation and business. We have been, and may in the future be, subject to claims filed in Vietnam, the United States and other jurisdictions, based on allegations of infringement of third-party copyright and/or intellectual property rights. See “—We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes, and have been sued in the United States District Court for the Central District of California for alleged copyright infringement of musical recordings.”

Termination of our intellectual property licenses could materially and adversely affect our business.

Some of our games rely on intellectual property license agreements that give us the right to use certain names, characters, logos or storylines in connection with games that we have developed and/or published. If we were to breach any material term of such license agreements, the licensor could terminate the agreement. If the licensor were to terminate our rights to use any such intellectual property, or if a licensor decides not to renew a license agreement upon the expiration of the license term, the loss of such rights could materially and adversely affect our business as we would be required to stop distributing the game. Should we lose the license we may not be able to find a new licensor and if we do, we will likely face significant competition for the rights and may not be able to enter into an agreement on commercially reasonable terms. Obtaining license rights, and particularly exclusive license rights, to use third-party intellectual property for use in games involves significant expense and termination of any of the licenses we currently maintain would materially and adversely affect our business, financial condition and reputation.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws in Vietnam, Southeast Asia and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in Southeast Asia, and Vietnam in particular, or in the other regions in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or the intellectual properties licensed from third parties, or to enforce our contractual rights in Vietnam or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our Fintech business has many competitors and an increase in the use of credit and debit cards may result in lower growth or a decline in the use of ZaloPay.

Our Fintech business faces competition from other companies offering digital wallets and mobile payment services, many of which are substantially similar to ZaloPay, as well as companies offering digital banking and other fintech solutions. We do not currently offer digital banking solutions nor are we a bank. As a result, we will not be able to compete with companies offering a wider variety of fintech services than us. Should users choose products which are able to offer a more comprehensive set of fintech services than ZaloPay, ZaloPay’s user base and the amount and size of transactions completed through ZaloPay would be materially and adversely affected.

Additionally, the underdevelopment of the banking industry in Vietnam has resulted in a significant portion of the Vietnamese population not having access to bank accounts as well as credit or debit cards. If the banking industry in Vietnam continues to develop, in particular through the expansion of e-services, and there is a significant increase in the availability, acceptance and use of credit or debit cards, demand for ZaloPay and our digital wallet might not catch on. Should ZaloPay slow or decline within Vietnam, and in particular if fewer merchants accept ZaloPay compared to competing products or technologies, it would result in fewer users transacting with the ZaloPay digital wallet, causing us to incur losses from the development of expensive technology that we were unable to fully commercialize, which would negatively impact our ZaloPay business and results of operations.

We could be held liable if ZaloPay is used for fraudulent, illegal or improper purposes.

Despite the measures we have taken and continue to take, ZaloPay remains susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. Such illegal or improper uses include the use of ZaloPay in connection with fraudulent or illegal sales of goods or services, money laundering, bank fraud and prohibited sales of restricted products. Additionally, in order to create a ZaloPay digital wallet a user is required to maintain a bank account at a traditional financial institution and we cannot guarantee that all of the ZaloPay digital wallets have been associated with a bank account at a traditional financial institution. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud and incidents of such illegal activity could increase in the future. We could be subject to claims if ZaloPay becomes a means by which money is laundered or illicit goods and services are transacted.

ZaloPay is a new business for us and our risk management policies and procedures may not be fully effective in identifying, monitoring and managing these risks. While we do undertake background checks by requiring users to submit photos of their identification cards when opening an account and cross checking such identification cards with a user submitted photo, having users declare the purpose of transferring funds and ensuring that users have associated their digital wallet with an account at a traditional financial institution, we may not be successful in stopping all instances of fraud or preventing users with malicious intent from using the ZaloPay platform. An increase in fraudulent or illegal transactions could harm our reputation and reduce consumer confidence in our fintech services, which would materially and adversely affect our ZaloPay platform and our results of operations.

Our business depends on our ability to maintain and scale our technology infrastructure, and any significant interruption or failure of our services could impair our operations.

We are constantly upgrading our technology to provide improved performance, increased scale and better integration among our businesses. Adopting new technologies, upgrading our digital ecosystem and maintaining and improving our technology infrastructure requires significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Our reputation and ability to attract, retain, and serve users depends on the reliable performance of our platforms and our underlying backend technology infrastructure. Our systems may not be designed with the requisite reliability and redundancy measures to avoid performance delays or outages that could seriously harm our business and, even if they are, they might not be sufficient to withstand interruptions or issues of which we are not currently aware. Our inability to properly maintain or protect our technology infrastructure could result in our platforms being inoperable for days at a time, which would materially and adversely affect our business and ability to operate.

In addition, many of the backend systems on which our businesses rely have been internally developed and are proprietary technology, and in the event of down-time we are responsible for rectifying the issues ourselves. We have in the past experienced, and may in the future experience, system interruptions that disrupt or make our platforms unavailable from time to time. While we have instituted back-up systems and contingency plans for certain aspects of our operations, our planning does not take into account all possible scenarios. If our platforms are unavailable when users attempt to access them, or if a platform does not load as quickly as they expect or integrate with other systems, users may not return to our platforms as often in the future, or at all. As our user base and the volume and types of information shared on our platforms grow, we will need an increasing amount of technology infrastructure, including network capacity, data centers and computing power, to continue satisfying our users’ needs and we cannot guarantee you that we will be able to effectively scale and grow our technology infrastructure to accommodate any increase in demand.

We are subject to extensive and evolving rules and regulations across our businesses.

We operate in a complex regulatory and legal environment and any inability on our part to comply with applicable laws in the locations in which we operate may expose us to legal and compliance risks that could materially and adversely affect our ability to operate. The laws that we are subject to include those relating to game content and operations, game ratings, social networking, privacy and data protection, labor laws, national language requirements, intellectual property, virtual items, national security, internet applications, consumer protection, prevention of money laundering and financing criminal activity and terrorism, fintech regulation, electronic payment services regulation, market access and foreign ownership restrictions, electronic commerce, cyber security, currency control regulation, advertising regulations, press laws, tax laws and competition laws, among others. See “Regulatory Environment.”

As the industries in which we compete are relatively new in Vietnam and some of the other markets in which we operate, the relevant laws and regulations, as well as their interpretations, often change, sometimes significantly, with little or no notice and we could be held liable should we fail to comply with any such rules or regulations as and when they are brought into force. For example, Vietnamese lawmakers are drafting the Decree of Personal Data Protection, which we expect to have a major impact on the way we handle and use user data for the benefit of our advertisement business. See “—The interpretation and application of data protection laws could negatively impact our business.” Further, governmental authorities may introduce protectionist measures seeking to shield local companies from international competitors, which may increase our cost of doing business or make it impractical to continue operating in certain markets. Furthermore, laws and regulations vary significantly from jurisdiction to jurisdiction. As international regulatory positions evolve the authorities in jurisdictions in which we operate may seek to implement similar measures, including measures to bring their respective jurisdictions in line with international standards, which may be more stringent or restrictive than those we are currently subject to, and potentially subjecting us to more extensive regulation. Regulators may regularly re-examine and increase legislation, regulation and enforcement of compliance obligations, which may require us or our business partners to revise or expand compliance programs, including the procedures we use to verify the identity of our users and to monitor the transactions on our platforms. New legislation, government policies or compliance requirements may also make it more burdensome for us to operate our businesses, expand our offerings and for our users to use our services and products, which could potentially discourage users from using our services and products.

Any expansion of our product and service offerings may require us to expend substantial resources. Even if we choose to expend such resources, we cannot guarantee you that we will be successful in bringing our products into complete compliance. We may require more time than expected to adapt to these new requirements, and may face delays during the implementation or transition period. Any inability on our part to bring our current or future business into compliance with any such laws may disrupt our business operations, damage our reputation, and cause us to lose users or reduce user engagement.

We may be subject to security breaches and attacks against our platforms and network, particularly with regards to confidential user information, and our platforms may contain unforeseen “bugs” or errors.

Our business involves the collection, storage, disclosure, processing and transmission of a large amount of users’ personal and sensitive data, including financial information. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our users’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. Unauthorized parties have in the past and will likely again in the future attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our users, third-party service providers or vendors, or attempting to fraudulently induce our employees, users, customers, third-party service providers, vendors or other users of our systems into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

Recently, cyber threats have grown in frequency, form, scope, level of sophistication and potential for harm. We expect this to continue. Experts have warned that the global disruption related to the COVID-19 pandemic and remote working conditions have resulted in increased threats and malicious activity. Any cybersecurity breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, or the inadvertent transmission of computer viruses could materially and adversely affect our business, financial condition, results of operations or reputation.

Our systems and processes, which have been designed to protect our data and user data and to prevent data loss and other security breaches, cannot provide absolute security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our users’ personal or proprietary information and card data stored on, or accessible through, those systems. Our security measures may also be breached due to employee or human error, malfeasance, ransomware, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security could result in unauthorized access to our systems, misappropriation or improper disclosure of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations, our systems or services being unavailable, and could materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of user confidence in, or decreased use of, our products and services, and materially and adversely affect our business and results of operations. For example, if there is a data breach relating to card information that we store, we could be liable to the payment card issuers for their cost of issuing new cards and related expenses. In addition, any breaches of network or data security at our users, third-party service providers or vendors (including data center and cloud computing providers) could have similar negative effects. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could materially and adversely affect our business. Actual or perceived vulnerabilities or data breaches may lead to claims against us, and despite the cyber insurance policies we carry, we cannot guarantee you that our insurance policies will be sufficient in covering any such claims.

We have in the past and are likely again in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost revenue and user dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users, or the communications infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technology, train employees, and engage third-party experts and consultants. Cybersecurity breaches could not only harm our reputation and business, but also materially decrease our revenue and results of operations.

In addition, our platforms have in the past contained, and may in the future contain, errors or “bugs” that are not detected until after the applications are published. Any such errors could impact the overall user experience, which could cause users to reduce their time spent on or interest in our platforms, or not recommend our content and services to others. Such errors could also result in non-compliance with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other matters, or harm our operating results.

Our business, financial condition and results of operations may be adversely affected by the negative impact on the global economy and capital markets resulting from the military conflict in Ukraine or other geopolitical tensions.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military invasion of Ukraine by Russia. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, inflationary pressures, credit and capital markets as well as supply chain disruptions. Additionally, several of Russia’s actions have led to sanctions and other penalties being levied by the U.S., the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas involved in the conflict. Additional potential sanctions and penalties have also been proposed and/or threatened.

We cannot predict the progress or outcome of the situation in Ukraine, the conflict and governmental reactions are rapidly developing and beyond our control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could materially and adversely impact our business, results of operations, financial condition, liquidity and outlook of our business.

In addition, actual or threatened war, terrorist activities, political unrest, and other geopolitical risks in regions where we do business or globally, including, for example, changes in relations between mainland China and Taiwan could adversely affect our industry and the global economy and our business, results of operations, financial condition, liquidity and outlook of our business.

Uncertainty about current and future conditions in the global economy and global financial markets could materially and adversely affect our business, results of operations, financial condition and prospects.

Our results of operations could be adversely affected by general conditions in the global economy, including instability in financial and credit markets. We are subject to the risks arising from unfavorable changes in economic conditions, such as inflation, rising interest rates, foreign currency volatility, slower growth or a recession. Concerns over inflation, geopolitical issues, global financial markets and the COVID-19 pandemic have led to increased economic instability and expectations of slower global economic growth. In particular, the global economy experienced higher than expected inflationary pressures in 2022 and 2023, related to, among other things, continued supply chain disruptions, labor shortages and geopolitical instability. Should inflation across Southeast Asian countries, in particular in Vietnam, increase significantly, our costs, including our staff costs, may increase. Furthermore, high inflation rates could have an adverse effect on Southeast Asian countries’ economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in Southeast Asian countries, and Vietnam in particular, could materially and adversely affect our business, results of operations, financial condition and prospects.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant reporting obligations and regulatory oversight, and the continuous scrutiny of investors and analysts. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, operating results and financial condition.

If we fail to implement and maintain an effective system of internal control over financial reporting and disclosure controls, our ability to produce timely and accurate financial statements and/or Exchange Act reports or comply with applicable regulations could be impaired, and investor confidence and the market price of the Class A ordinary shares may be materially and adversely affected.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and disclosure controls and procedures. Furthermore, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. Our internal controls relating to financial reporting have not kept pace with the expansion of our business. In the course of auditing our consolidated financial statements for 2019, 2020 and 2021, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting related to (i) ineffectively designed and implemented formal period-end financial reporting policies, procedures and controls to address complex technical accounting matters in accordance with IFRS, (ii) an insufficient number of financial reporting and accounting personnel with appropriate knowledge, skills and experience in the application of IFRS and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately, and (iii) insufficient controls over IT general controls for information systems that are relevant to the preparation of financial statements. There can be no assurance that any remediation actions we have undertaken, or will undertake, will be effective or that other similar issues may not arise in the future. The Public Company Accounting Oversight Board (“PCAOB”) has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

As a result of the identification of these material weaknesses, we have expended, and anticipate that we will continue to expend, significant resources to improve our internal control over financial reporting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” These measures include hiring and retaining personnel who are familiar with IFRS and/or PCAOB matters.

VN OpCo is currently required to report its financial performance in accordance with Vietnamese Accounting Standards (“VAS”) in accordance with applicable statutory requirements in Vietnam. VAS differs from IFRS in many material ways and is not on a path of convergence with IFRS. Most accounting personnel in Vietnam have limited familiarity with IFRS and we believe there are limited personnel in Vietnam with the level of IFRS experience we need to address the material weakness identified above. It has also been our experience that there are limited accounting personnel in Southeast Asia with experience and knowledge of PCAOB matters. While we intend to continue looking for the appropriate personnel, both inside and outside of Vietnam, it will take time to locate, hire and bring them onboard and we may not be successful in doing so and could continue to have identified but not fully addressed material weaknesses.

We can give no assurance that our planned measures will be properly implemented or will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements. For example, we have restated the consolidated statements of profit or loss in our 2019, 2020 and 2021 consolidated financial statements included elsewhere in this prospectus to correct misstatements that arose as a result of reconsidering judgments previously applied in determining revenue recognition in our Fintech segment relating to the treatment of incentives given to Fintech customers and users. This is described in note 2.2 to our consolidated financial statements included elsewhere in this prospectus. Our failure to implement and maintain effective internal controls over financial reporting could cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline of the market price of the Class A ordinary shares.

Section 404 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In the future, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations, which would likely have a negative effect on the trading price of the Class A ordinary shares.

Any acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

We have in the past and may continue evaluating potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. The success of an acquisition, partnership or joint venture will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions, partnerships or joint ventures will produce the results that we expect at the time we execute or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate the operations that we acquire, including their personnel, financial systems, distribution or operating procedures, any of which could render the value of the acquisition or opportunity as worthless. If we fail to successfully work with our joint venture partners or successfully integrate acquisitions into our existing operations, our business could suffer, which would materially and adversely affect our financial condition and future plans.

In addition, our strategic investments may fail to achieve the desired strategic synergies and may result in a partial or total loss of the capital that we invested. The financial success of our investments is typically dependent on an exit in favorable market conditions. Accordingly, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms or at all. To the extent any of the companies in which we invest are not successful, which can include failure to achieve strategic business objectives as well as failure to achieve a favorable exit, we would recognize an impairment or loss on all or part of our investment.

The majority of our revenue is in Vietnamese Dong and fluctuations in foreign currency exchange rates will affect our financial results.

We currently record the majority of our revenue in Vietnamese Dong. As we expand our international operations we will gain increasing exposure to other currencies, many of which are currencies of developing economies which are subject to frequent and volatile fluctuations. In 2019, 2020 and 2021, 19.0%, 22.2% and 21.5%, respectively, of our net receipts from payment channels for Games, which is the significant business we operate internationally, was earned in currencies other than Vietnamese Dong. We do not enter into hedging contracts to limit our exposure to fluctuations in the value of the Vietnamese Dong, or any other currency. We incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. Fluctuations in the exchange rates between the Vietnamese Dong and other currencies could result in the Vietnamese Dong equivalent of such expenses being higher and/or the Vietnamese Dong equivalent of such foreign currency-denominated revenue being lower than would be the case if exchange rates were stable. There can be no assurance that fluctuations in foreign currency exchange rates will not materially and adversely affect our results of operations in future periods.

We may be unable to obtain future financing on favorable terms, or at all, to fund expected capital expenditures, potential opportunistic acquisitions and working capital requirements.

We may require funding for additional capital expenditures, potential opportunistic or strategic acquisitions, business expansion or working capital. Our sources of additional funding, if required, may include the incurrence of debt or the issuance of equity or debt securities or a combination of both. If we decide to raise additional funds through the incurrence of debt, our interest and debt repayment obligations will increase, and this could have a significant effect on our profitability and cash flows and we may be subject to additional covenants that could limit our ability to operate our business. Furthermore, in the event that we do decide to incur additional debt in the future, there can be no assurance that we will be successful in obtaining such financing on commercially reasonable terms, or at all. As a matter of market practice, commercial lending in Vietnam is mostly secured. Given we have a relatively small amount of tangible assets, which is typical for a technology company, obtaining such financing in Vietnam would be difficult, and could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain further additional capital, grow and to pursue business opportunities. Moreover, ListCo is a holding company with limited offshore assets which could impact its ability to obtain financing on commercially reasonable terms, or at all. Any failure to obtain financing could limit our ability to implement our growth strategy and could limit our ability to access cash flows from operations. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Our ability to raise additional funds will depend on the global economy, stability of the capital and financial markets and other factors, many of which are beyond our control. For example, financial markets have been negatively impacted by the COVID-19 pandemic and current macroeconomic trends, including high interest rates, rising inflation, and more recently, the government closures of Silicon Valley Bank and Signature Bank in the United States and liquidity concerns at other financial institutions, and concerns regarding the potential for local and/or global economic recessions. Adequate funding may not be available on terms favorable to us or at all, particularly in light of these conditions.

We have limited business insurance coverage.

Insurance products in Vietnam and the other developing markets in which we operate are currently not as extensive as those offered in more developed regions. Consistent with customary industry practice in Vietnam, our business insurance is limited and we do not carry business interruption insurance to cover our operations or key person insurance. Further, we maintain a limited policy for cyber insurance and in the event of a major hack, system outage or impact to our network our limited cyber insurance policy may not cover all of the losses sustained. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our platforms, technology infrastructure or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes, and have been sued in the United States District Court for the Central District of California for alleged copyright infringement of musical recordings.

We may be, and in some instances have been, subject to claims, lawsuits, government investigations, and other proceedings relating to intellectual property, consumer protection, privacy,

labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, commercial disputes and other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity. Moreover, becoming a public company will raise our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. We may also be accused of having, or be found to have, infringed or violated third-party intellectual property rights.

We are subject to legal proceedings in the District Court for the Central District of California brought by Lang Van, Inc., a producer and distributor of Vietnamese music and entertainment, alleging copyright infringement of its musical recordings through our Zing MP3 application. Although the case was dismissed by the lower court for lack of jurisdiction, a three-judge panel of the United States Court of Appeals for the Ninth Circuit reversed the lower court’s dismissal in July 2022 for lack of jurisdiction and remanded for further proceedings. We were unsuccessful in petitioning the United States Court of Appeals for the Ninth Circuit for panel rehearing or rehearing en banc in connection with the exercise of jurisdiction. We continue to dispute the allegations of wrongdoing and intend to continue vigorously defending ourselves.

The Lang Van and other legal proceedings could materially and adversely impact us due to their costs, diversion of our resources, negative publicity that could significantly harm our reputation and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue the use of technology, and doing so could require significant effort and expense, or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party which may be even greater if we are found to have willfully infringed upon a party’s intellectual property and could materially and adversely affect our business, financial condition and results of operations.

Our results of operations fluctuate due to seasonal variations.

Our business is impacted by seasonality. For example, sales of in-game purchases are typically highest in our second and third quarters during the summer months and other periods when school is not in session as our business tends to benefit from users’ increased leisure time. After schools resume classes, we typically see a drop in our gaming revenue. Revenue earned through our Adtima and Zalo Ads business tend to be highest in our fourth and first quarters leading up to the annual festive periods and the Lunar New Year, which typically occurs within January and February. As a result our advertisement business typically experiences stronger revenue in the fourth quarter as compared to the rest of the year. Investors should not place undue reliance on any particular set of quarterly results or quarter-to-quarter comparisons of our results and instead should review our results on an annual basis to the extent possible.

The industry data, estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and expectations about market growth included in this prospectus, including from Newzoo and F&S, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The information and data prepared by Newzoo and F&S were commissioned by us. Moreover, the geographic markets and industries we operate in are not rigidly defined or subject to standard definitions and are the result of subjective interpretation. Any discrepancy in the interpretation thereof could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies. For example, we provide certain information about our total addressable market. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. For these reasons, you should not place undue reliance on such information. Even if the markets in which we compete meet the size estimates and growth expectations included in this prospectus, our business could fail to grow for a variety of reasons, which could adversely affect our results of operations. For more information regarding the estimates of market opportunity and the expectations about market growth included in this prospectus, see “Our Market Opportunity.”

Risks Related to Our Corporate Structure, Restrictions on Our Industry and Doing Business in Vietnam and Southeast Asia

Our corporate structure is unprecedented and has not been tested in any court. If the Vietnamese authorities determine that our contractual arrangements with VN HoldCo are not in compliance with applicable law, we could be subject to severe penalties and the value of the Class A ordinary shares could decline significantly.

ListCo’s contractual arrangements with VN HoldCo pursuant to the Cooperation Agreement, and VN HoldCo itself, are important to our corporate structure and governance after the completion of the Reorganization and this offering. For example, the Cooperation Agreement is designed to:

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allow ListCo to hold an indirect effective interest in VN OpCo that is in excess of the 49% of VN OpCo’s charter capital that may be directly held by foreign investors under Vietnam’s Law on Investment;

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allow our Vietnamese employees and other Vietnamese shareholders of VN OpCo to achieve liquidity in their investment at a valuation that is based upon the market value of ListCo’s Class A ordinary shares; and

•	when taken together with the charter of VN HoldCo, increase ListCo’s ability to control the direction of management and give ListCo greater rights to direct the relevant activities of VN OpCo.

These contractual and governance arrangements are bespoke and highly structured. Before making a decision to invest in the Class A ordinary shares being sold in this offering, you should carefully examine the section entitled “Our Corporate Structure,” which describes our corporate structure, the relationship and contractual arrangements between ListCo and VN HoldCo, including the Cooperation Agreement, and the governance at VN OpCo and VN HoldCo in greater detail.

Our corporate structure is unprecedented in Vietnam, and the Cooperation Agreement and the charter of VN HoldCo contain innovations that are generally untested before Vietnamese regulators and courts. These innovations include:

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provisions to facilitate the governance of our group as a whole, such as the undertaking required to be given to ListCo by every holder of ordinary shares of VN HoldCo (other than Qualifying Shares) that, subject to applicable law, the board of directors of VN HoldCo will comprise the same individuals who serve as directors of the board of directors of ListCo at the time of IPO and all times thereafter;

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provisions to discourage unsolicited merger, takeover or other change of control transactions, such as the requirement in VN HoldCo’s charter that, except with respect to the Qualifying Shares, only Vietnamese nationals who are both (i) “officers” (as defined in Rule 16a-1 under the Exchange Act) of VN OpCo (or any of its direct or indirect parent companies) and (ii) holders of Class B ordinary shares in ListCo are eligible to be shareholders of VN HoldCo; and

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provisions to align the interests of the holders of the non-controlling interest in VN OpCo with those of the holders of Class A ordinary shares in ListCo, in particular by allowing conversion from time-to-time of ordinary shares of VN OpCo into cash based upon the market value of the Class A ordinary shares.

While ListCo, VN HoldCo and VN OpCo will make registrations and obtain regulatory approvals in Vietnam for certain aspects of the Reorganization—such as for the acquisition by ListCo of its 49% direct equity interest in VN OpCo and by VN HoldCo of its 24.4% direct equity interest in VN OpCo and related filings and for the transfer, upon the completion of this offering, of the non-Vietnamese direct and indirect subsidiaries of VN OpCo to become subsidiaries of ListCo, without intermediate Vietnamese holding companies—under current Vietnamese law, no regulatory authority in Vietnam has passed upon or approved the Cooperation Agreement, ListCo’s indirect effective interest in VN OpCo or the offer of the Class A ordinary shares that are being sold in this offering.

Corporate law, corporate governance and securities law are considerably less developed in Vietnam than in the United States and other developed market economies. In addition, Vietnamese legislation often contemplates implementing regulations that have not yet been promulgated or have been promulgated only recently, leaving substantial gaps in the regulatory infrastructure. Rules and regulations can change rapidly and their implementation by the relevant authorities is not always coordinated and may be contradictory. In the context of Vietnam’s evolution toward a market economy, the lack of consensus about the scope, content and pace of economic and political reforms can at times result in ambiguities, inconsistencies and anomalies in the overall Vietnamese legal system. Moreover, the administrative apparatus of the Vietnamese state is susceptible to formalistic, form-over-substance consideration of matters before it, is not immune from economic, political and nationalistic influences and is relatively inexperienced in the area of business and corporate law. See also “—Inherent uncertainties in the legal systems in our core markets, in particular Vietnam, could adversely affect us.”

In particular, there is substantial ambiguity concerning the applicability of the Law on Competition No. 23/2018/QH14 dated June 12, 2018 and effective from July 1, 2019 (the “2018 Competition Law”) to certain of the transactions that will be consummated upon the completion of this offering and the Reorganization. The 2018 Competition Law, and Decree No. 35/2020/ND-CP dated March 24, 2020 implementing a number of provisions of the 2018 Competition Law (as taking effective from May 15, 2020) (“Decree 35/2020”), set up a new merger control regime under which certain transactions (so-called “economic concentrations”) must be notified and approved by the competent competition authority in Vietnam before closing if any of the notification thresholds, which are based upon asset or turnover value of the parties, transaction value or the parties’ combined market share, is met. Economic concentration includes the “acquisition of an enterprise,” which is defined as the direct or indirect acquisition by one enterprise of all or part of the equity interests or assets of another enterprise sufficient to control or dominate the target enterprise. The concept of “control” or “domination” is assumed to exist, among other scenarios, if the acquiring enterprise acquires ownership of more than 50% of the charter capital or voting shares in the target enterprise. “Control” or “domination” also exists if the acquiring enterprise obtains the right to:

•	directly or indirectly appoint or dismiss a majority or all members of the board of management, chairman of the members’ council, director or general director of the target enterprise;

•	amend the charter of the target enterprise; or

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decide important matters in the operation of the target enterprise, such as business lines, geographical areas and forms of business or the scale of business; and the form and method of raising, allocating and using the target enterprises capital sources for business operations.

Prior to ListCo’s acquisition of a 49% direct equity interest in VN OpCo, we made a submission to the VCCA, which is the current competent competition authority in Vietnam, describing ListCo’s prospective acquisition of a 49% direct equity interest in VN OpCo and of a practical ability (as a matter of IFRS) to direct the relevant activities of VN OpCo. As ListCo’s power over VN OpCo—whether prior to or after the completion of this offering and the Reorganization—does not fall squarely within any of the scenarios giving rise to an economic concentration within the meaning of the 2018 Competition Law and Decree 35/2020, we consulted with the VCCA and, after the consultation, the VCCA returned our submission. We subsequently submitted a consultation letter describing only ListCo’s potential acquisition of the 49% direct equity interest in VN OpCo. The VCCA then stated that the acquisition of the 49% direct equity interest in VN OpCo did not result in an economic concentration and that, if any future transaction gave rise to an economic concentration within the meaning of the 2018 Competition Law and Decree 35/2020, the VCCA should be notified and consulted.

The VCCA’s position may have also taken into account that the 2018 Competition Law does not provide any specific exception for intra-group restructurings, such as the Reorganization, and that the new competition authority to be created under the 2018 Competition Law, the NCC, which is to be established under the purview of the Ministry of Industry and Trade, has not yet been created. Nevertheless, we cannot assure you that the VCCA (or, once established, the NCC), will not take the position, including upon the completion of this offering and the Reorganization, that an economic concentration exists that is, or should have been, subject to Vietnam’s merger control regime. In such a case, the remedies available to the Vietnamese authorities under the 2018 Competition Law include administrative sanctions of up to 5% of “total revenue in the relevant market” in the fiscal year preceding the year when the economic concentration violation occurred (without specific guidance on how this is calculated or applied), the cancelation and revocation of future delivery, the de-merger or splitting of the entities involved in any prohibited transaction, or compulsory control by the state of the selling/buying price of the relevant goods or services involved.

The form or application of these or other penalties that might arise from any action against us by the Vietnamese authorities are uncertain, but likely would be materially adverse to ListCo and holders of its Class A ordinary shares. For example, authorities in Vietnam could permanently block the transfer of the ordinary shares in VN OpCo that ListCo has purchased from VN HoldCo for future delivery, or require that they be sold to specified persons (such as eligible Vietnamese investors), for specified amounts, by a specified deadline or in another manner that may lead to a sale at a depressed valuation, thus preventing us from recovering fair value or, in the extreme, any value. Vietnamese authorities could take other actions that could materially adversely affect the value of the Class A ordinary shares in ListCo, such as:

•	suspending, not renewing, delaying or revoking business and operating licenses held by VN OpCo or its Vietnamese subsidiaries, which would require us to discontinue or restrict our operations;

•	blocking VN OpCo’s websites or applications;

•	imposing administrative sanctions and criminal penalties, including fines and imprisonment, on VN OpCo, VN HoldCo, ListCo or our executive officers or directors;

•	requiring that the Cooperation Agreement be terminated or sales of VN OpCo shares thereunder be rescinded or considered voided ab initio; or

•	restricting VN OpCo’s and/or VN HoldCo’s ability to issue new shares, or to enter into intercompany arrangements with ListCo.

Any of these actions or other regulatory enforcement actions could cause a substantial loss in the value of an investment in the Class A ordinary shares in ListCo. These remedies or the invalidation by Vietnamese authorities of any legal provision that we have designed with a view to facilitate this offering and the Reorganization could require us to expend substantial financial resources to defend or seek to enforce our legal rights. It could also require our senior management to devote significant time and attention to these matters, distracting our senior management from its day-to-day duties and the management of our business and operations. Moreover, our business could be adversely affected if the Vietnamese authorities were to prohibit or limit the ability of the holders of the non-controlling interest in VN OpCo, which include many of our employees and members of senior management, from converting their ordinary shares of VN OpCo into cash based upon the market value of the Class A ordinary shares. See “—The alignment of your interests with the interests of the holders of the non-controlling interest in VN OpCo depends largely on the Cooperation Agreement, and in particular the effectiveness of its provisions to convert ordinary shares in VN OpCo into cash based upon the market value of the Class A ordinary shares.”

ListCo’s indirect effective interest in VN OpCo via VN HoldCo and provisions of the Cooperation Agreement and the charter of VN HoldCo may be subject to legal and regulatory scrutiny, investigations and disputes, and its legality, validity or enforceability could be challenged by these authorities. We have been advised by Allen & Overy Legal (Vietnam) LLC, our Vietnamese legal counsel, that, based on its understanding of Vietnam’s laws or regulations currently in effect, including Vietnam’s Law on Investment and of implementing regulations as currently in effect, our and VN HoldCo’s entry into the Cooperation Agreement and the consummation of the transactions contemplated thereunder, including giving effect to this offering and the Reorganization, will not result in any violation of the applicable Vietnamese laws or regulations currently in effect. Allen & Overy Legal (Vietnam) LLC has further advised us, however, that there are substantial uncertainties regarding the interpretation and application of current or future Vietnamese laws and regulations and there can be no assurance that the Vietnamese government and/or regulators will not challenge our interpretation of Vietnam’s Law on Investment, the 2018 Competition Law and any provisions of the Cooperation Agreement.

If facts and circumstances involving the Cooperation Agreement or ListCo’s relationship with VN HoldCo were to change, it could lead to a reduction in ListCo’s indirect effective interest in VN OpCo or, if there is a loss of control, deconsolidation of VN OpCo in ListCo’s consolidated financial statements.

While ListCo’s control over VN OpCo does not depend on ListCo’s Cooperation Agreement with VN HoldCo, by entering into the Cooperation Agreement and consummating the transactions thereunder upon the completion of this offering, ListCo will increase its ability to control the direction of management and receive greater rights to direct the relevant activities of VN OpCo. See “Unaudited Consolidated Pro Forma Financial Information” for details of ListCo’s assessment that, based on its 49% direct equity interest in VN OpCo and other factors such as the dispersion and historical voting patterns of the remaining shares in VN OpCo, ListCo has control over VN OpCo. Entry into the Cooperation Agreement will also permit ListCo to increase the variable returns from its involvement with VN OpCo and is expected to lead ListCo to assess, upon the completion of this offering, that it also controls VN HoldCo and therefore will be required to consolidate VN HoldCo (in addition to but independent of the consolidation of VN OpCo) under IFRS.

If facts and circumstances indicate that there have been changes to one or more of the elements of control that are the basis of ListCo’s consolidation of VN OpCo and/or VN HoldCo, ListCo would be required to re-assess whether it continues to control these entities and/or the extent of its controlling interest under IFRS. The outcome of any such re-assessment would depend on the facts and circumstances at the time and cannot be guaranteed.

Even if there has been no loss of control by ListCo over VN OpCo, changes in facts and circumstances could result in a reduction of ListCo’s indirect effective interest in VN OpCo, which will stand at 24.4% at the completion of this offering. For example, if the Cooperation Agreement or other aspects of ListCo’s involvement with VN HoldCo were to be challenged by the Vietnamese authorities, it could potentially lead to an equity transaction reducing the indirect effective interest that ListCo holds in VN OpCo via VN HoldCo at the time of such challenge.

In addition, if facts and circumstances were to change to an extent such that there is a loss of control by ListCo over VN OpCo—for example, if the Vietnamese authorities were to require that the ordinary shares in VN OpCo that were sold for future delivery to ListCo under the Cooperation Agreement be disposed of in a manner that required ListCo to conclude, upon re-assessment of the facts and circumstances at the time, that, notwithstanding its 49% direct equity interest in VN OpCo, there had been an adverse change in the dispersion of the remaining shares in VN OpCo, the number of other investors that would be required to outvote ListCo or rights arising from other contractual arrangements that resulted in a loss of ListCo’s power over VN HoldCo—then that would lead to deconsolidation of VN OpCo, which would result in de-recognition of VN OpCo’s assets, liabilities, non-controlling interests and other components of equity and results of operation and cash flows in the consolidated financial statements of ListCo. Separately, the nature of ListCo’s investment in VN OpCo at that time of control being lost would be re-assessed to determine the accounting for the interest that ListCo retains.

See Note 2.1 to our consolidated financial statements for the consequences of a loss of control over a subsidiary versus a change in the ownership interest of a subsidiary without a loss of control.

ListCo is a holding company, with no material operations of its own, and its ability to pay expenses and obligations, including payments under the Cooperation Agreement, is limited by our corporate structure. Moreover, foreign exchange controls may limit our ability to use our revenue and cash effectively and thus affect the value of your investment.

ListCo is a holding company with no material operations of its own. As a holding company with no independent means of generating revenue, ListCo will be dependent on retaining a portion of the proceeds from this offering and dividends or other distributions from its consolidated entities to pay its expenses, including expenses related to operations and obligations under the Cooperation Agreement. We expect our expenses to increase as a public company with increased personnel cost in accounting, technology and compliance-related teams.

While our consolidated revenue, cash flows and assets represent a mix of onshore and offshore operations, the majority of our operations are and are expected to remain in Vietnam. Specifically, 91.2% of our total assets as of December 31, 2021 were located in Vietnam and 83.8% of our revenue for the year then-ended was derived from our operations in Vietnam. Depending on our growth, strategy and funding ability outside Vietnam, we may require dividend payments from VN OpCo to fund any cash and financing requirements that we may have outside Vietnam. Because any such dividends would be required to be paid pro rata to all of VN OpCo’s shareholders, including holders of the non-controlling interest, it would be inefficient from a corporate financing perspective for VN OpCo to pay dividends solely for purposes of financing our expenditures outside Vietnam.

Moreover, Vietnam has historically imposed exchange control mechanisms designed to limit foreign currency outflows, generally requiring the use of Vietnamese Dong in domestic transactions and attempting to channel foreign currencies into its banking system. Under current Vietnamese foreign exchange control regulations, any person may exchange Vietnamese Dong into foreign currency at exchange rates quoted by licensed Vietnamese credit institutions so long as the person declares the intended use of the foreign currency and provides appropriate supporting documents of the intended use. The intended use must be for a transaction which is permitted to be paid in foreign currency under the foreign exchange control regulations, such as repayment of a valid offshore obligation.

While the payment of dividends by a Vietnamese company would typically be a permitted use of foreign currency under the foreign exchange control regulations should VN OpCo pay a dividend or other cash distribution on its ordinary shares, it is unclear whether, with respect to the shares in VN OpCo that we have purchased for future delivery, VN HoldCo would be able to procure the relevant approvals to timely convert Vietnamese Dong into foreign currency and remit the funds outside Vietnam pursuant to its obligations under the Cooperation Agreement. See “Our Corporate Structure—Cooperation Agreement with VN HoldCo.” Consequently, we may become more reliant on dividends from our subsidiaries outside Vietnam.

ListCo is expected to facilitate conversions of ordinary shares in VN OpCo into cash, thereby changing the composition of our capital structure and potentially diluting holders of Class A ordinary shares.

As described in “Our Corporate Structure—Onshore to Offshore and Cash Conversion—Quarterly Cash Conversion of Ordinary Shares in VN OpCo,” after the expiration of the period ending 180 days after the date of this prospectus, we intend to commence quarterly offers to purchase ordinary shares in VN OpCo for cash from holders of the non-controlling interest in VN OpCo.

The timing, number and price of ordinary shares in VN OpCo that we repurchase pursuant to these offers will depend on factors including general business and market conditions and alternative investment opportunities. These repurchases, however, may be regular and substantial. To fund them, we may rely on external financing, which may include debt. If we issue Class A ordinary shares to fund these purchases, it will dilute our existing Class A ordinary shareholders. See “Management’s Discussion and Analysis of Results of Operations—Liquidity and Capital Resources.”

The alignment of your interests with the interests of the holders of the non-controlling interest in VN OpCo depends largely on the Cooperation Agreement, and in particular the effectiveness of its provisions to convert ordinary shares in VN OpCo into cash based upon the market value of the Class A ordinary shares.

As described in more detail in “Our Corporate Structure—Onshore to Offshore and Cash Conversion,” we believe ownership of ListCo’s Class A ordinary shares by Vietnamese persons would require approvals under Vietnamese law that, as of the date of this prospectus, have not been sought or obtained. As of the date of this prospectus, Vietnamese persons, including our founder, co-founder and other Vietnamese employees, hold a 26.6% direct equity interest in VN OpCo. These persons hold no economic interest in ListCo, and their economic interest in equity of our group companies is solely at the VN OpCo level.

Moreover, upon the completion of this offering and the Reorganization, these persons will suffer a decrease in the book value of their investment in VN OpCo as a result of the transfer, for no consideration to these persons, of the non-Vietnamese direct and indirect subsidiaries of VN OpCo to become subsidiaries of ListCo. See “Our Corporate Structure—The Reorganization—Reorganization of Interests in Non-Vietnamese Subsidiaries.”

As a result of these factors, and the relatively low expected liquidity and pricing of ordinary shares in VN OpCo once they are traded on UPCOM, as described below in “—The ordinary shares in VN OpCo are registered for trading on UPCOM, but we expect trading on that domestic exchange to be irregular, illiquid and below fair value,” the Cooperation Agreement contains provisions to permit the holders of the non-controlling interest in VN OpCo—or, in other words, the Vietnamese shareholders of VN OpCo, including our founder, co-founder and other Vietnamese employees, other than VN HoldCo—to convert their ordinary shares in VN OpCo into Class A ordinary shares if and when they receive individual approval from the requisite governmental authorities in Vietnam. Additionally, at the discretion of ListCo’s board of directors and subject to certain limitations, ListCo (acting through VN HoldCo, pursuant to the terms of the Cooperation Agreement) expects to make offers to purchase ordinary shares in VN OpCo from time to time at a valuation that is based upon the market value of the Class A ordinary shares. See “Our Corporate Structure—Onshore to Offshore and Cash Conversions.” We expect that these conversions will be at a substantial premium to the offers otherwise available to the holders of the non-controlling interest in VN OpCo, whether on UPCOM or otherwise.

The viability of these conversions pursuant to the Cooperation Agreement therefore will, we believe, be material to the alignment of the interests of the holders of the non-controlling interest in VN OpCo and holders of the Class A ordinary shares. If these conversions were to be available infrequently or on terms that were insufficiently attractive to the holders of the non-controlling interest in VN OpCo, or if these conversions are not feasible for regulatory or other reasons, then the interests of these holders may diverge from yours as a holder of Class A ordinary shares and a core feature of our corporate structure will be removed. In those circumstances, we cannot be certain what course of action the holders of the non-controlling interest in VN OpCo would pursue, but those who are employees might become less incentivized by equity compensation or require greater cash compensation to continue to perform their duties. Holders of the non-controlling interest in VN OpCo might also voice their discontent, including to the press or on social media, which might spur or increase regulatory scrutiny or enforcement action in relation to our corporate structure.

Moreover, our founder and our co-founder—who, after giving effect to this offering and the Reorganization will collectively control a majority of our voting power and have the ability to appoint and remove a majority of our directors—are part of the holders of the non-controlling interest in VN OpCo. Their interests may not be aligned with yours as a holder of Class A ordinary shares and, subject to fiduciary duties and contractual and other elements of our corporate structure (including, in particular, matters subject to the protections described in “Description of Share Capital—Certain Matters Requiring Special Board Approval”), they may pursue their interests rather than yours, or they may have other potential conflicts of interest with us.

We cannot assure you that, if divergences or conflicts of interest arise, the holders of the non-controlling interest in VN OpCo (including our founder and co-founder) will act in our best interests or that such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these persons, we would have to rely on legal proceedings, which could result in significant costs and disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. So long as our corporate structure continues to have a substantial non-controlling interest at the VN OpCo level, it will significantly influence our corporate decisions.

The ordinary shares in VN OpCo are registered for trading on UPCOM, but we expect trading on that domestic exchange to be irregular, illiquid and below fair value.

As described in “Our Corporate Structure—The Reorganization—Disposition of Treasury Shares; Registration on UPCOM,” VN OpCo has registered its ordinary shares for trading on UPCOM in accordance with the requirements for public companies in Vietnam. Although UPCOM is effectively a transitional exchange, set up to encourage unlisted public companies to participate in the securities market with a view toward a full listing on one of the main markets in Vietnam, we do not currently intend to seek a full listing of VN OpCo and, in the future, subject to regulatory considerations, the composition of our shareholder base (including as a result of conversions under the Cooperation Agreement), and market expectations, we may seek for VN OpCo to become classified as a private company again and, consequently, deregistered for trading on UPCOM.

For so long as the ordinary shares in VN OpCo will be eligible for trading on UPCOM, we expect that the liquidity and valuation of those shares in the Vietnamese domestic market will be substantially lower than the liquidity and valuation of the Class A ordinary shares. To date, trading on UPCOM has been characterized by less transparency, low liquidity and thin trading volumes. Market making and market infrastructure on UPCOM are underdeveloped compared to larger exchanges or exchanges in countries that are more developed than Vietnam. We do not expect the trading price of ordinary shares in VN OpCo on UPCOM to be representative of fair value. The price at which the ordinary shares in VN OpCo are traded on UPCOM, to the extent it is perceived to be material to us or the value of the Class A ordinary shares, could cause a decline in the price or irregular trading of the Class A ordinary shares.

The initial public offering price for the Class A ordinary shares being sold in this offering is determined by negotiation between us and the underwriters based upon several factors, but not with reference to the trading price of the ordinary shares in VN OpCo on UPCOM.

Additionally, as with other exchanges in Vietnam, trading on UPCOM is required to take place within trading bands based on a reference price. Although waivers for trades outside the trading bands are available, they are subject to the approval of the Vietnamese authorities and, in general, the trading bands dampen liquidity and limit price discovery. If we are required to complete trades on UPCOM to facilitate conversions of ordinary shares in VN OpCo into cash pursuant to the Cooperation Agreement, it could be difficult for us to complete those transactions within the timing, pricing and volume that we desire. See also “—The alignment of your interests with the interests of the holders of the non-controlling interest in VN OpCo depends largely on the Cooperation Agreement, and in particular the effectiveness of its provisions to convert ordinary shares in VN OpCo into cash based upon the market value of the Class A ordinary shares.”

Changes in the political, economic or social conditions or government policies in Vietnam and Southeast Asia could materially and adversely affect our business and operations.

Our operations, results of operations and prospects will be influenced to a significant degree by political, economic, regulatory and social conditions in Vietnam and Southeast Asia.

The Vietnamese and Southeast Asian economies differ from developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and regulation of industry. Risks related to the economic, political and social conditions in Vietnam and Southeast Asia include:

•	inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;

•	governments or regulators may impose new or more burdensome regulations, taxes or tariffs, such as a consumption tax on online games;

•	political changes may lead to changes in the business, legal and regulatory environments in which we operate;

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economic downturns, political instability, civil disturbances, acts of violence, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;

•	enactment or any increase in the enforcement of regulations, including those related to personal data protection and localization and cybersecurity, may incur compliance costs;

•	health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our products and services; and

•	natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

As a result, future political, economic and social conditions in Vietnam and Southeast Asia; unforeseen events, as well as certain actions and policies that the Vietnamese government or governments throughout Southeast Asia may or may not take or adopt; and political turmoil or shifts in staff and regulators in Vietnamese or Southeast Asian authorities which create uncertainties, could materially and adversely affect our business, financial condition and results of operations.

Emerging markets such as Vietnam and the other countries in which we operate are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business, as well as cause the price of the Class A ordinary shares to fall.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in emerging markets. Investors should also note that emerging markets such as Vietnam are subject to rapid change and that the information set out herein may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect other emerging market countries. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Vietnam and adversely affect the Vietnamese economy and our business. In addition, during such times, emerging market companies can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the Vietnamese economy remains relatively stable, financial turmoil in any emerging market country could seriously disrupt our business, as well as result in a decrease in the price of the Class A ordinary shares.

United States anti-corruption laws and similar rules and regulations in the jurisdictions in which we operate are complex and the regulatory and political regimes under which we operate are volatile. Our failure to comply with the relevant laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

Doing business on a worldwide basis requires us to comply with the laws and regulations of various foreign jurisdictions, including those not specifically related to our industry. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption laws and regulations, including the Foreign Corrupt Practices Act (the “FCPA”). As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating such laws.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. It also requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we deal with regulators and other state-owned enterprises, the employees of which are considered foreign officials for purposes of the FCPA. Some of the international locations in which we operate lack a developed legal system and have higher than normal levels of corruption, and in some cases payments which may violate the FCPA are considered normal ways of conducting business in these locations.

Violations of anti-corruption regulations are punishable by civil penalties, including fines, injunctions, asset seizures and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist our compliance with applicable U.S. and international anti-corruption laws and regulations, including the FCPA, and have trained our employees to comply with these laws and regulations. However, there can be no assurance that any of our employees, consultants, agents or other associated persons will not take actions in violation of our policies and these laws and regulations, and that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local strategic partners take inside or outside of the United States, even though our partners may not be subject to these laws. Our continued international expansion, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA or similar violations in the future. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition.

Inherent uncertainties in the legal systems in our core markets, in particular Vietnam, could adversely affect us.

When compared to many developed economies, the legal systems in Vietnam, Southeast Asia, LatAm and the other markets in which we may operate are not be as developed nor provide as robust protections to private businesses. The laws and regulatory apparatus affecting these economies are evolving with continuing improvements and increasing transparency but are still not as well established as the laws and regulatory apparatus of regions such as the United States. Policy changes and interpretations of applicable laws may produce unexpected consequences, which could have an adverse effect on domestic business operators. For example, although in recent years the legal system in Vietnam has been moving towards increasingly sophisticated, transparent access for investors, uncertainties and limitations still exist in relation to the interpretation and enforcement of laws like Vietnam’s Civil Code, Commercial Law, Vietnam’s Law on Investment and Vietnam’s Law on Enterprises, which impact related regulations and accordingly business activities, corporate government and shareholders’ rights. Authorities in Vietnam and in some of our other markets retain considerable discretion in how their laws are enforced, and enforcement can be unpredictable and inconsistent. Even if we believe that we have complied with a law, rule or regulation as generally understood in Vietnam and/or in accordance with the advice of legal counsel, there is no guarantee that the relevant regulators will agree that we have complied, in particular on matters that allow for subjectivity or interpretation. Moreover, as the industries in which we operate are relatively new in Vietnam, legislative intent and interpretation regarding new concepts and technologies might conflict, be unclear and evolving. As the legal systems in these jurisdictions develop, inconsistencies and uncertainties in their laws and regulations are likely to be addressed as new laws are interpreted and refined and older laws are repealed or updated. We cannot assure you when the legal system in Vietnam, Southeast Asia and LatAm will obtain the level of certainty and predictability of other jurisdictions with more developed legal systems.

An adverse determination by tax authorities on the tax positions we will take in connection with part or all of the Reorganization and other transactions could expose us to additional tax liabilities.

We exercise significant judgment in determining our provision for taxes and there may be transactions and calculations where the proper tax treatment is uncertain, including in connection with the Reorganization. Our determinations are not binding on the applicable taxing authorities, including the Ministry of Finance and its General Department of Taxation in Vietnam. There are often transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities in Vietnam. Although we believe our tax estimates are reasonable, the final determination in a tax audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes in such circumstances could result in a material adverse effect on our tax provisions, net income or cash flows in the period or periods for which that determination is made.

Risks Related to this Offering and Class A Ordinary Shares in ListCo

The manner of appointing and/or removing directors of ListCo has the effect of concentrating voting power with certain holders of ListCo’s ordinary shares, which will substantially limit your ability to influence the outcome of important transactions, including a change in control.

ListCo’s directors will be nominated and/or removed in a manner that concentrates power within certain of ListCo’s shareholders and will prevent most of its shareholders from participating in the selection of the directors of ListCo. Specifically, even though holders of Class A ordinary shares will be entitled to nominate for appointment and/or removal one director (or two directors if ListCo’s board of directors comprises seven or more members), such right may only be exercised by a holder of Class A ordinary shares holding no less than 25% of the votes attaching to the issued Class A ordinary shares in aggregate (either directly or together with its “affiliates,” as such term is defined in Rule 405 under the Securities Act). Holders of Class B ordinary shares will be entitled to nominate for appointment and/or removal all other directors.

Accordingly, only ListCo’s largest Class A ordinary shareholders and ListCo’s Class B ordinary shareholders will be in a position to nominate and/or remove the directors of ListCo. See “Description of Share Capital” and “Principal Shareholders.” These shareholders may have interests that differ from yours and may nominate directors that you oppose. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer or proxy contest for the removal of directors. As a result, our governance structure may have the effect of depriving you of an opportunity to sell your Class A ordinary shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

An active trading market for the Class A ordinary shares may not develop and the trading price for the Class A ordinary shares may fluctuate significantly.

The Class A ordinary shares in ListCo will be traded on Nasdaq. Prior to the completion of this offering, there has been no public market for the Class A ordinary shares, and we cannot assure you that a liquid public market for the Class A ordinary shares will develop. If an active public market for the Class A ordinary shares does not develop following the completion of this offering, the market price and liquidity of the Class A ordinary shares may be materially and adversely affected. The initial public offering price for the Class A ordinary shares being sold in this offering was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the Class A ordinary shares after this offering will not decline below the initial public offering price. As a result, investors may experience a significant decrease in the value of their Class A ordinary shares.

The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the Class A ordinary shares in ListCo is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares may be highly volatile for factors specific to the operations of VN OpCo and other subsidiaries of ListCo, including the following:

•	variations in our revenue, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our platforms or our industries;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which ListCo’s Class A ordinary shares trade.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially and adversely affect our financial condition and results of operations.

ListCo’s dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ListCo’s Class A ordinary shares may view as beneficial.

ListCo’s authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Except as set out below, holders of Class A ordinary shares and Class B ordinary shares will vote together as one class on all matters presented to the shareholders of ListCo. Each Class A ordinary share is entitled to one vote on all matters subject to the vote of Class A ordinary shareholders, and each Class B ordinary share is entitled to ten votes on all matters subject to the vote of Class B ordinary shareholders. We are only selling Class A ordinary shares in ListCo in this offering. The Class B ordinary shares in ListCo, which ListCo will issue for the first time upon completion of this offering, may be held only by Vietnamese nationals who are “officers” (as defined in Rule 16a-1 under the Exchange Act) of VN OpCo (or any of its direct or indirect parent companies, including ListCo).

A holder of Class A ordinary shares holding no less than 25% of the votes attaching to the issued Class A ordinary shares in aggregate (either directly or together with its “affiliates,” as such term is defined in Rule 405 under the Securities Act) will be entitled by notice in writing to our board of directors to nominate for appointment and/or removal one director (or two directors if our board of directors comprises seven or more members), which nominated director(s) will be duly appointed and/or removed from the board of directors by the remaining members of our board of directors then in office. Holders of Class A ordinary shares will not be entitled to nominate, appoint and/or vote upon the election or removal of any other director. Holders of Class B ordinary shares will be entitled to vote upon the election and/or removal of all directors except for the director nominated for appointment and/or removal by the holders of Class A ordinary shares. Accordingly, holders of Class B ordinary shares will be in a position to appoint a majority of ListCo’s board of directors, even if the voting power of the Class B ordinary shares outstanding represents less than a majority of our total voting power, and therefore have considerable influence over the power to direct our management or policies.

Upon the completion of this offering and the Reorganization, our founder and co-founder will hold all of the outstanding Class B ordinary shares in ListCo. Our founder will hold no Class A ordinary shares and 88.2% of the Class B ordinary shares, providing him with 45.0% of the voting power of ListCo. Pursuant to a joint voting agreement, which is filed as Exhibit 10.13 to the registration statement of which this prospectus is a part, our founder and co-founder have agreed to act as a group (within the meaning of section 13(d)(3) of the Exchange Act) with respect to the voting power of the Class B ordinary shares they hold, which is collectively 51% of the total voting power in ListCo. Through this joint voting agreement, our founder will have ultimate power to vote the Class B ordinary shares, which provides him with the ability to elect or replace our directors (except for the director nominated for appointment and/ or removal by the holders of Class A ordinary shares), which, taken together with his position as chief executive officer, will allow him to direct management and policies of ListCo and VN OpCo. In the event of his death, disability or cessation of employment with us, our board of directors has the right to designate the person or persons (or categories of such persons) to whom that holder’s Class B ordinary shares may be transferred, subject to the approval of holders of no less than 80% of the Class A ordinary shares attending and voting at a quorate meeting. Accordingly, this concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

For a description of ListCo’s share capital and the rights of its Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Substantial future sales or perceived potential sales of ListCo’s Class A ordinary shares (or similar securities) in the public market could cause the price of the Class A ordinary shares to decline significantly.

Sales of substantial amounts of ListCo’s Class A ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Class A ordinary shares held by the Original Foreign Investors or as a result of the transactions described in “Our Corporate Structure—The Reorganization,” may also be sold in the public market, subject to the restrictions in Rule 144 under the Securities Act.

In connection with this offering, ListCo, its directors and executive officers and the Original Foreign Investors have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for Class A ordinary shares for a period ending 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority.

In addition, the holders of ordinary shares in VN OpCo who are directors, executive officers or employees of VN OpCo or its affiliates have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares in VN OpCo or similar securities for a period of 180 days after the date of this prospectus. However, the other investors in VN OpCo are not subject to any restrictions on their shares.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the Class A ordinary shares. See “Underwriting (Conflicts of Interest)” and “Class A Ordinary Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

ListCo is a “controlled company” within the meaning of the Nasdaq listing rules. As a result, ListCo will qualify for, and intends to rely on, exemptions from certain corporate governance requirements.

Our founder and co-founder will collectively control a majority of ListCo’s voting power upon consummation of this offering. See “Principal Shareholders.” Under the Nasdaq listing rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company,” and such a company may elect not to comply with certain corporate governance requirements of Nasdaq, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating and corporate governance committee making decisions on nominations be composed entirely of independent directors and (iii) the requirements to have a compensation committee that is composed entirely of independent directors. As a result, investors in our shares will not have the same protection as they would if we were not a controlled company.

Following this offering, ListCo intends to rely on these and other exemptions described in more detail under “Management—Corporate Governance.” Accordingly, ListCo’s board of directors and applicable committees will include fewer independent members than would be required if ListCo were subject to all listing rules of Nasdaq. As such, their approach may be different from that of a board with a majority of independent directors or a committee with only independent directors and, as a result, our management oversight may be more limited than if ListCo were subject to all listing rules of Nasdaq.

Because we do not expect to pay dividends on the Class A ordinary shares in ListCo in the foreseeable future, you must rely on price appreciation of the Class A ordinary shares for returns on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A ordinary shares in ListCo as a source for any future dividend income.

ListCo’s board of directors has complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by ListCo from its subsidiaries including VN OpCo, our financial condition, contractual restrictions and other factors deemed relevant by ListCo’s board of directors. Accordingly, the return on your investment in the Class A ordinary shares will likely depend entirely upon any future price appreciation of the Class A ordinary shares. There is no guarantee that the Class A ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased them. You may not realize a return on your investment in ListCo’s Class A ordinary shares and you may even lose your entire investment.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment and discretion of our management regarding the application of a portion of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the Class A ordinary share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value. See “Use of Proceeds.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because ListCo is incorporated under Cayman Islands law.

ListCo is an exempted company incorporated under the laws of the Cayman Islands. ListCo’s corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. Your rights as a shareholder of ListCo to take action against the directors of ListCo, actions by minority shareholders of ListCo, and the fiduciary duties owed to ListCo by its directors are to a large extent governed by the common law of the Cayman Islands.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of ListCo’s shareholders and the fiduciary duties of ListCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court-sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies like ListCo have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the register of mortgages and charges, and special resolutions of the shareholders). The directors of ListCo have discretion under ListCo’s articles of association to determine whether or not, and under what conditions, the corporate records of ListCo may be inspected by ListCo’s shareholders, but are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is the home country of ListCo, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. For example, ListCo is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. ListCo intends to continue to follow its home country’s corporate governance practices as long as ListCo remains a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to corporate governance requirements of Nasdaq.

As a result of all of the above, ListCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Certain Cayman Islands Company Considerations—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

ListCo is a Cayman Islands company and substantially all of its assets are located outside of the United States. In addition, most of ListCo’s current directors and executive officers will not be United States nationals or residents. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against ListCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Vietnam and Southeast Asia may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. For more information regarding the relevant laws of the Cayman Islands and Vietnam, see “Enforceability of Civil Liabilities.”

ListCo’s memorandum and articles of association will designate the Grand Court of the Cayman Islands as the exclusive forum for substantially all disputes between ListCo and its shareholders (with the exception of certain matters relating to the Cooperation Agreement), and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit the ability of ListCo’s shareholders to choose the judicial forum for disputes with ListCo or its directors, officers or employees.

ListCo’s memorandum and articles of association, as amended and restated immediately prior to the completion of this offering, will provide that, unless ListCo consent in writing to the selection of an alternative forum (and except for matters under the Cooperation Agreement as to which holders of at least 25% of the Class A ordinary shares outstanding at any time have third-party rights and which are subject to the exclusive jurisdiction of any federal court sitting in New York; see “Our Corporate Structure—Cooperation Agreement with VN HoldCo”), to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of ListCo, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the directors, officers or other employees of ListCo to ListCo or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act, our memorandum and articles of association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of the memorandum and articles of association of ListCo, or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

The memorandum and articles of association of ListCo will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Nothing in ListCo’s memorandum and articles of association will preclude shareholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived ListCo’s compliance with U.S. federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with ListCo or its directors, officers or other employees, which may discourage lawsuits against ListCo and its directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in ListCo’s memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

ListCo is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such ListCo is exempt from certain provisions applicable to domestic public companies in the United States.

Because ListCo is a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

ListCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, ListCo will furnish press releases relating to financial results, including its results on a quarterly basis, and material events to the SEC on Form 6-K. However, the information ListCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We have incurred increased costs in anticipation of this offering and will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

In anticipation of this offering we have incurred significant legal, accounting and other expenses and expect this to continue after the completion of this offering. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements, particularly as we hire additional personnel who are familiar with IFRS and SEC reporting rules. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

If ListCo is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. investors that hold Class A ordinary shares in ListCo could be subject to potentially significant adverse tax consequences.

ListCo will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (and the income and assets of certain affiliates pursuant to applicable “look-through rules”) either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) is attributable to “passive assets” (assets that produce or are held for the production of passive income). Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of income and assets, the relative value of active and passive assets from time to time, and market capitalization. For this purpose, certain of its assets are treated as passive even though ListCo holds them in the ordinary course of its business operations.

The composition of ListCo’s income and assets will be affected by how, and how quickly, it uses the proceeds from this offering. Under circumstances where the cash is not deployed for active purposes, the risk of becoming a PFIC may increase. Based upon current and expected income and assets, including goodwill and other unbooked intangibles (taking into account the expected proceeds from this offering) and projections as to the market price of Class A ordinary shares immediately following the offering, ListCo does not expect to be a PFIC for its current taxable year or the foreseeable future, but because (i) it currently owns, and will for the foreseeable future continue to own, a substantial amount of passive assets, including cash, and (ii) the values of its assets, including intangible assets, are uncertain and may vary substantially over time, ListCo cannot provide assurances as to whether it will be classified as a PFIC in its current taxable year or in the foreseeable future.

If ListCo were to be classified as a PFIC, a U.S. Holder may be subject to significant adverse tax consequences, including that a U.S. Holder that does not make a “mark-to-market” election may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Class A ordinary shares and on the receipt of distributions on the Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Additionally, if ListCo were to be or become classified as a PFIC for any taxable year, a U.S. Holder of Class A ordinary shares may be subject to additional U.S. tax form filing requirements, and the statute of limitations for auditing a U.S. Holder’s federal income tax return may be suspended if such holder does not file the applicable form for that taxable year.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Market Opportunity” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	changes in consumer preferences for different types of entertainment, including games, and on what devices games are played;

•	changes in consumer preferences for the types of communications and media platforms and applications being used;

•	willingness of Vietnamese merchants and consumers to rely upon digital banking services;

•	the regulatory environment in Vietnam and the other jurisdictions in which we operate;

•	competition in the gaming, communications and media and the fintech industry in the jurisdictions in which we operate;

•	the expected growth in, and market sizes of the games, communications and media, fintech and cloud industries in which we operate;

•	our ability to continue to develop and roll out ZaloPay and VNG Cloud, and the way we may monetize these businesses;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our capital structure, in particular the validity of the contractual arrangements between ListCo and VN HoldCo and the size and behavior of the non-controlling interest in VN OpCo;

•	political instability in Vietnam and the other jurisdictions in which we operate;

•	breaches of laws or regulations in the operation and management of our current and future businesses;

•	the overall economic environment and general market and economic conditions in Vietnam and the other jurisdictions in which we operate;

•	our ability to execute our strategies; and

•	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications, including the Newzoo and F&S reports. These publications include projections based on a number of assumptions. Our businesses and the industries we operate in may not grow at the rate projected by such publications, or at all. In addition, the rapidly changing nature of technology results in significant uncertainties for any projections or estimates relating to growth prospects or future conditions. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR CORPORATE STRUCTURE

Foreign Ownership Limit

Current Vietnamese laws and regulations prohibit “foreign investors”—as the term is used in Vietnam’s Law on Investment and its implementing regulations—from owning more than 49% of the charter capital of a Vietnamese company engaged in electronic gaming and other business lines in which VN OpCo is engaged. In connection with this offering, we are undertaking the reorganization transactions described below, in “—The Reorganization,” to provide foreign investors greater economic exposure to Vietnam than would be allowed solely through direct ownership of VN OpCo’s charter capital while:

•	allowing for a capital structure with cash flows and access to financing onshore and offshore, to fund our business as a whole;

•

enabling our Vietnamese employees and other shareholders in VN OpCo, at the discretion of ListCo’s board of directors and subject to certain limitations, to realize returns on their investment at a valuation that is based upon the market value of the Class A ordinary shares; and

•	adopting appropriate governance and minority protections in the context of a founder-led public company with Vietnamese roots.

For additional information about this foreign ownership limit and the broader Vietnamese legal and regulatory framework within which it applies, see “Regulatory Environment—Vietnam—Investment Law—Foreign Ownership Limits.”

The contractual arrangements with VN HoldCo pursuant to which ListCo holds the 24.4% indirect effective interest in VN OpCo are unprecedented and have not been tested in any court in Vietnam or elsewhere and may be disallowed by Vietnamese regulatory authorities. For risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure, Restrictions on Our Industry and Doing Business in Vietnam and Southeast Asia,” beginning on page 69 of this prospectus.

The Reorganization

We will complete the reorganization transactions described below, which we refer to collectively as the Reorganization, in connection with this offering. See “Prospectus Summary—Summary of our Corporate Structure” for a diagram that shows our organizational structure after giving effect to this offering and Reorganization.

Prior to the completion of the Reorganization, the Original Foreign Investors held direct equity interests or rights to acquire direct equity interests in VN OpCo. After the completion of the Reorganization, the Original Foreign Investors will hold Class A ordinary shares in ListCo and no other direct or indirect equity interest in VN OpCo, and ListCo will be the only foreign investor in VN OpCo.

The following description of the Reorganization is qualified by the complete text of the relevant material agreements that we have filed as exhibits to the registration statement of which this prospectus is a part. See also “Unaudited Pro Forma Consolidated Financial Information,” “Use of Proceeds,” “Capitalization” and “Dilution.”

Disposition of Treasury Shares; Registration on UPCOM

Prior to the commencement of the Reorganization, VN OpCo directly or, through subsidiaries or pursuant to contractual arrangements, indirectly held 10,401,472 of its own ordinary shares (out of a total 35,844,262 outstanding) that, over the years, it had repurchased from departing employees and other shareholders in the ordinary course. In our consolidated financial statements prepared in accordance with IFRS included elsewhere in this prospectus, all 10,401,472 of these shares are recognized as treasury shares. Under Vietnamese law, however, only 7,108,262 of these shares that are held by VN OpCo directly are accorded the status of treasury shares and are accordingly subject to different requirements. Following a change in law after VN OpCo had directly repurchased its own shares, Vietnamese law currently restricts a public company holding treasury shares from issuing new shares, and requires that the shares of public companies be registered with the Vietnam Securities Depository and be made eligible for trading on a domestic exchange. As such, VN OpCo has registered its ordinary shares for trading on UPCOM in accordance with the requirements for public companies in Vietnam. See “Regulatory Environment—Vietnam—Public Company Management.”

Prior to the effectiveness of the registration statement of which this prospectus is a part, 10,401,472 treasury shares were or will be disposed of as follows in connection with this offering and the Reorganization:

•

1,100,044 treasury shares were transferred at nominal amounts by subsidiaries of VN OpCo to certain of our current and former Vietnamese employees holding vested entitlements to ordinary shares in VN OpCo, including employees at Zion, the entity engaged in ZaloPay, pursuant to pre-existing equity incentive programs;

•

47,000 treasury shares were transferred at nominal amounts by a subsidiary of VN OpCo as partial consideration for the Verichains acquisition (see “Certain Relationships and Related Party Transactions—Acquisition of Assets from Company Controlled by an Executive Officer”);

•

502,450 treasury shares were registered with the Vietnamese authorities in the name of ListCo but continue to be beneficially owned by a subsidiary of VN OpCo, and therefore continue to be treated as treasury shares under IFRS, pursuant to certain contractual arrangements that will terminate prior to the effectiveness of the registration statement of which this prospectus is a part. This transaction, together with ListCo’s acquisition of 47.6% of VN OpCo’s charter capital (as described below), will result in ListCo owning a 49% direct equity interest in VN OpCo prior to the effectiveness of the registration statement of which this prospectus is a part; and

•

8,751,978 treasury shares were or will be sold and transferred to VN HoldCo in various transactions (including 7,108,262 treasury shares held directly by VN OpCo) for a total consideration expected to be approximately VND1,726.0 billion (US$74.7 million). VN HoldCo will fund these purchases out of its charter capital and the Citi Loan (as defined below). VN HoldCo is a consolidated entity prior to the completion of the Reorganization and remains a consolidated entity after completion of the Reorganization. See “Unaudited Pro Forma Consolidated Financial Information.”

The Cooperation Agreement that ListCo will enter into with VN HoldCo immediately prior to the completion of this offering, which is described below in “—Cooperation Agreement with VN HoldCo,” is important to understanding the role that VN HoldCo and the ordinary shares in VN OpCo that it holds for future delivery play in our corporate structure.

The sales by entities other than VN OpCo were completed pursuant to private transactions before VN OpCo registered its ordinary shares for trading on UPCOM on December 28, 2022.

The sale by VN OpCo of the 7,108,262 treasury shares that it holds directly will be completed through a private placement on UPCOM and, as a result, will result in those shares being subject to a restriction on transfer for one-year from the date of the transaction. This restriction on transfer will preclude those shares from being mortgaged until the expiration of the one-year period, and those shares will be escrowed until they become capable of being mortgaged.

The acquisitions of shares in VN OpCo by ListCo and VN HoldCo will be registered with the Vietnamese authorities and conducted pursuant to share purchase agreements that will be in customary format for domestic transactions in Vietnam and will be governed by Vietnamese law. The obligations of the parties will be completed upon delivery of the shares. The share purchase agreements do not contain indemnities or provide for post-closing adjustments of the purchase price.

Citi Loan

VN HoldCo will fund certain of its purchases of ordinary shares in VN OpCo by availing itself of one or more loans under a term loan facility from Citibank N.A., Singapore Branch, dated September 13, 2022, with a commitment of up to US$85 million (the “Citi Loan”). The Citi Loan will bear interest in-kind at a rate of 3% per annum plus a 3-month cost of funds at 2.3% per annum and a spread of 0.7% (including any cost occasioned by or attributable to complying with reserve, liquidity, deposit or other requirements). The Citi Loan is secured by a lien over a cash account of VN OpCo, as security provider, at Citibank N.A., Hanoi Branch. The account is required to contain an amount in cash equal to 110% of the amount drawn under the facility. The facility allows prepayment of the Citi Loan, subject to break costs based on the prevailing 9-month deposit rate in Vietnam, and requires final repayment within 330 days after the first utilization date.

ListCo will use a portion of the net proceeds from this offering to pay VN HoldCo for amounts due under the Cooperation Agreement, as described below in “—ListCo’s Acquisition of a 24.4% Indirect Effective Interest in VN OpCo,” and VN HoldCo will in turn use those amounts to repay the Citi Loan in full, at which point the lien over VN OpCo’s cash account will be released. See “Use of Proceeds.”

ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo

On November 14, 2022, ListCo acquired 17,061,238 ordinary shares in VN OpCo, or 47.6% of its charter capital, from the Original Foreign Investors pursuant to a share purchase agreement that is filed as Exhibit 10.12 to the registration statement of which this prospectus is a part. The acquisition of the shares from the Original Foreign Investors is economically equivalent to a share swap but was documented as a sale and purchase of the ordinary shares to facilitate registration of the transfer and taxation in Vietnam. Under the terms of the share purchase agreement, the ordinary shares that ListCo acquired are subject to a lien in favor of the Original Foreign Investors that is required to be released no later than five business days after ListCo gives notice in writing to the Original Foreign Investors that ListCo has filed with the U.S. Securities and Exchange Commission a “price range prospectus” for this offering or pays to the Original Foreign Investors the deferred consideration component that is described below, whichever is earlier to occur. The release of this lien, together with ListCo’s acquisition of certain treasury shares from a subsidiary of VN OpCo (as described above), will result in ListCo owning a 49% direct equity interest in VN OpCo prior to the effectiveness of the registration statement of which this prospectus is a part.

The share purchase agreement contains customary representations and warranties and covenants by each of ListCo and the Original Foreign Investors as the sellers. VN OpCo is not a party to the share purchase agreement but acknowledged the sale and purchase of its ordinary shares thereunder and agreed to indemnify the sellers if ListCo fails to procure that VN OpCo pays to the Vietnam tax authorities, on behalf of the sellers, the securities transfer tax and any other tax payable by the sellers in relation to the purchase and sale of the ordinary shares in VN OpCo.

In consideration for each ordinary share of VN OpCo sold to ListCo, the Original Foreign Investors as sellers:

•	received, upon closing under the share purchase agreement on November 14, 2022, 6.769 Class A ordinary shares, consisting of:

*	1 Class A ordinary share; and

*

5.769 unvested contingent Class A ordinary shares that do not carry the rights of a Class A ordinary share until the satisfaction of a vesting condition that is expected to be satisfied prior to the effectiveness of the registration statement of which this prospectus is a part); and

•

will receive, substantially concurrently with the closing of this offering, a deferred consideration component in immediately available Vietnamese Dong funds into the sellers’ indirect investment capital accounts in Vietnam.

The share purchase agreement requires the sellers, within 20 business days after receiving the deferred consideration component, to pay ListCo an amount in U.S. dollars that is equivalent to the sellers’ respective deferred consideration component, by reference to the VND:US$ spot selling rate quoted by the Joint Stock Commercial Bank for Foreign Trade of Vietnam on the date of such payment. We will bear, and have not hedged against, the risk of movements in the VND:US$ exchange rate. See “Use of Proceeds.”

This funds flow is required to comply with Vietnamese foreign investment requirements and capital controls. ListCo’s memorandum and articles of association provide that failure to pay any amount due to ListCo under the relevant section of the share purchase agreement will entitle ListCo’s board of directors to serve notice of the amounts unpaid to the relevant shareholder, subject to forfeiture of the relevant Class A ordinary shares in the event of non-payment at or before the time stated in the notice. See “Description of Share Capital—Forfeiture of Shares.”

ListCo’s Acquisition of a 24.4% Indirect Effective Interest in VN OpCo

Immediately prior to the completion of this offering, ListCo and VN HoldCo will enter into the Cooperation Agreement, whereby, upon completion of this offering, ListCo will purchase 8,751,978 ordinary shares in VN OpCo, or 24.4% of its charter capital, for delivery at such future date, if any, as and when permitted by Vietnamese law and regulation and we have obtained all necessary regulatory approvals. For so long as delivery has not been made in full, VN HoldCo will remain the holder of record of these shares, but will mortgage them in favor of ListCo and contractually agree to transfer their economic benefit to ListCo (including upon liquidation) and to abstain from otherwise transacting in them. For further details, see “—Cooperation Agreement with VN HoldCo.”

Awards of Class A Ordinary Shares to Employees

Pursuant to the new equity incentive plan (the “ListCo Equity Incentive Plan”) that will be adopted substantially concurrently with the closing of this offering, ListCo will, upon the completion of this offering, issue 1,015,334 Class A ordinary shares to certain non-Vietnamese employees for no or nominal consideration as a bonus for their commitment during and assistance with the Reorganization and this offering. See “Management—Compensation—Equity Incentive Plans.”

Issuance of Class A Ordinary Shares to Employees Holding Vested Entitlements to Ordinary Shares in VN OpCo

Upon the completion of this offering, ListCo will issue 1,317,220 Class A ordinary shares to certain non-Vietnamese employees to satisfy awards that vested under the equity incentive plans of VN OpCo in existence prior to this offering but that could not be satisfied as a result of regulatory and contractual restrictions in place during the Reorganization. The Class A ordinary shares will be issued under the Listco Equity Incentive Plan. See “Management—Compensation—Equity Incentive Plans.”

Issuance of Class A Ordinary Shares to Certain Original Foreign Investors

Upon the completion of this offering, ListCo will issue:

•

9,407,923 Class A ordinary shares to entities affiliated with Tencent for no consideration in recognition of their longstanding investment in and relationship with VN OpCo and their assistance in the Reorganization;

•

6,991,705 Class A ordinary shares to Kingsoft, upon its exercise of an option that was issued by VN OpCo in 2010 and that, pursuant to a deed of novation entered on November 14, 2022, ListCo has agreed to perform, discharge and observe as if it were named in the original option instead of VN OpCo. The strike price for the option is US$1.1919 per Class A ordinary share, which will result in a total consideration payable to ListCo of approximately US$8.3 million; and

•

9,695,879 Class A ordinary shares to an entity affiliated with Ant Group, pursuant to an amended and restated warrant that ListCo issued on January 20, 2023. The exercise of the warrant is subject to the completion of this offering. The warrant has a strike price of VND126,630 per Class A ordinary share but will be payable in U.S. dollars based on the VND:US$ spot selling rate quoted by the State Bank of Vietnam on the date of the exercise of the warrant, which will result in a total consideration payable to ListCo of a U.S. dollars amount equivalent to VND1,227.8 billion (US$52.0 million).

Issuance of Class B Ordinary Shares to our Founder and Co-Founder

Upon the completion of this offering, we will issue 16,358,689 Class B ordinary shares to our founder, giving him 45% of our total voting power, and 2,181,159 Class B ordinary shares to our co-founder, giving him 6% of our total voting power. Pursuant to a joint voting agreement, which is filed as Exhibit 10.13 to the registration statement of which this prospectus is a part, our founder and co-founder have agreed to act as a group (within the meaning of section 13(d)(3) of the Exchange Act) with respect to the voting power of the Class B ordinary shares they hold.

Our founder and our co-founder will pay no consideration for the issuance of Class B ordinary shares to them. The Class B ordinary shares are non-redeemable and have no economic rights, including upon liquidation. See “Description of Share Capital—Ordinary Shares.”

Reorganization of Interests in Non-Vietnamese Subsidiaries

Substantially concurrently with the completion of this offering, we will complete the transfer of the non-Vietnamese direct and indirect subsidiaries of VN OpCo to become subsidiaries of ListCo, without intermediate Vietnamese holding companies, which we refer to as our “Non-Vietnamese Subsidiaries.” The Non-Vietnamese Subsidiaries represented 16.2% of our total revenues of VND7,375.0 billion (US$318.6 million) for 2021 and 8.8% of our total assets which were VND9,089.5 billion (US$392.7 million) as of December 31, 2021.

This represents a reorganization of consolidated subsidiaries. No consideration is being paid or required to be paid to the non-controlling interest in VN OpCo, and accordingly this non-controlling interest will be deemed to be contributed to ListCo. All shareholder, regulatory and government approvals necessary for the reorganization will have been received prior to the effectiveness of the registration statement of which this prospectus is a part. No consideration is being paid or required to be paid to the Vietnamese shareholders of VN OpCo. These Vietnamese shareholders, however, are expected to be able to realize returns on their investment in VN OpCo at a valuation that is based upon the market value of the Class A ordinary shares through the conversion provisions of the Cooperation Agreement. See “—Onshore to Offshore and Cash Conversions.”

Elimination of Minority Interest in Zion, the entity engaged in ZaloPay

Substantially concurrently with the completion of this offering, pursuant to a share purchase agreement that was amended and restated on January 20, 2023, VN OpCo will acquire the minority equity interest in its subsidiary Zion Joint Stock Company, the entity engaged in ZaloPay, our Fintech business, for VND1,234.5 billion (US$52.0 million) in cash, using cash on hand. The closing of acquisition is conditioned on the completion of this offering.

Cooperation Agreement with VN HoldCo

The following is a summary of the key terms of the Cooperation Agreement. For the complete text of the Cooperation Agreement, refer to the copy filed as Exhibit 10.9 to the registration statement of which this prospectus is a part.

Future Delivery of Shares

As described above, upon the completion of this offering, ListCo will purchase from VN HoldCo 8,751,978 ordinary shares in VN OpCo for delivery at such future date, if any, when it is possible to do so in compliance with Vietnamese law and regulation and all necessary regulatory approvals have been obtained. ListCo will not take possession or be registered as the owner of these or additional shares in VN OpCo that it purchases for future delivery under the Cooperation Agreement. Instead, as of the date on which ListCo and VN HoldCo transact those shares (and at all times until such future delivery), the shares will be subject to the following terms:

•

VN HoldCo will represent that the shares are free and clear of all liens and encumbrances (save for a one-year regulatory lock-up that will apply to 7,108,262 treasury shares that VN OpCo will sell to VN HoldCo via a private placement on UPCOM prior to the effectiveness of the registration statement of which this prospectus is a part, as described in “—The Reorganization—Disposition of Treasury Shares; Registration on UPCOM”);

•

VN HoldCo will mortgage the shares in favor of ListCo, as security for their delivery as and when permitted by Vietnamese law and regulation, and the mortgage will be perfected by way of registration with the relevant Vietnamese authorities. The Cooperation Agreement will also forbid VN HoldCo from selling, exchanging, giving, leasing, lending or otherwise disposing of the mortgaged shares or using them to perform another obligation;

•

VN HoldCo will agree to attend general meetings of shareholders of VN OpCo, which as described in “—Governance at VN OpCo” require attendance by holders of at least 65% of the shares entitled to vote to be quorate;

•	VN HoldCo will agree to vote all shares that it has sold for future delivery in accordance with the proposals of the board of directors of VN OpCo; and

•

VN HoldCo will agree that, if VN OpCo pays any dividend or other cash distribution on its ordinary shares, then VN HoldCo will transfer to ListCo the dividend or other distribution on the shares if feasible pursuant to Vietnamese foreign exchange controls, or, alternatively, ListCo will offset the value of the dividend or other distribution on the shares against the purchase price of any future purchase of ordinary shares in VN OpCo from VN HoldCo or in other ways permitted under Vietnamese law.

Any time there is “headroom” under the foreign ownership limit applicable to VN OpCo, whether as a result of a change in law, regulatory dispensation or otherwise (including, for example, when VN OpCo issues ordinary shares to our Vietnamese employees as described in “Management—Compensation—Equity Incentive Plans”), VN HoldCo will, subject to onshore approvals, deliver to ListCo the maximum possible number of ordinary shares in VN OpCo, and ListCo will become the holder of record of those shares. If delivery of shares from VN HoldCo to ListCo is impracticable or inadvisable at a given time (for example, if delivery would result in material tax liabilities or be problematic because of cash or trading band requirements while the ordinary shares in VN OpCo are registered for trading on UPCOM), then VN OpCo will seek shareholder and regulatory approvals to privately place ordinary shares to ListCo to restore ListCo’s direct equity interest in VN OpCo to the foreign ownership limit. See “Regulatory Environment—Vietnam—Investment Law—Foreign Ownership Limits.”

Other Provisions of the Cooperation Agreement

Other than requiring VN HoldCo to attend general meetings of shareholders of VN OpCo and vote in accordance with the proposals of the board of directors of VN OpCo with respect to all ordinary shares that VN HoldCo has sold for future delivery, the Cooperation Agreement does not contain any rights or obligations with respect to voting the ordinary shares in VN OpCo held by ListCo or VN HoldCo.

The Cooperation Agreement will require VN HoldCo, if so determined by the board of directors of ListCo in its sole discretion, to make offers to purchase shares in VN OpCo from other Vietnamese shareholders at quarterly intervals. See “—Onshore to Offshore and Cash Conversions.”

The Cooperation Agreement has no expiration date and may be terminated only by mutual consent of the parties and in certain other circumstances, including if any transaction contemplated by the Cooperation Agreement is enjoined or prohibited by a final, non-appealable governmental order, regulation or law from any governmental authority that has jurisdiction over the parties.

Amendment of the Cooperation Agreement will require a special resolution from holders of ListCo’s Class A and Class B ordinary shares, voting as a single class. The Cooperation Agreement further provides for third-party enforcement by holders of at least 25% of the Class A ordinary shares outstanding at any time. The Cooperation Agreement is governed by New York law, and ListCo and VN HoldCo have each submitted to the exclusive jurisdiction of any federal court sitting in New York for the purpose of any suit, action or other proceeding arising out of the Cooperation Agreement.

Certain provisions of the Cooperation Agreement, or the Cooperation Agreement itself, may be disallowed by Vietnamese authorities. See “Risk Factors—Risks Related to Our Corporate Structure, Restrictions on Our Industry and Doing Business in Vietnam and Southeast Asia—Our corporate structure is unprecedented and has not been tested in any court. If the Vietnamese authorities determine that our contractual arrangements with VN HoldCo are not in compliance with applicable law, we could be subject to severe penalties and the value of the Class A ordinary shares could decline significantly.”

Onshore to Offshore and Cash Conversions

Vietnamese law prohibits Vietnamese persons from making outbound investments without prior approval from the Vietnamese government. We believe ownership of ListCo’s Class A ordinary shares by Vietnamese persons would require such approval (i.e., because they carry economic rights). In contrast, ListCo’s Class B ordinary shares carry only voting rights; require no consideration or payment; are non-redeemable; and have no economic rights, including upon liquidation. Our founder and our co-founder will pay no consideration for the issuance of Class B ordinary shares to them. Accordingly, we believe that ListCo’s Class B ordinary shares would not be considered an investment for purposes of Vietnamese law. As such, many of our key employees, including our founder and co-founder, and some of our earliest shareholders will be unable to hold the Class A ordinary shares at the completion of this offering and will continue to hold ordinary shares in VN OpCo.

Moreover, as described above in “—Reorganization of Interests in Non-Vietnamese Subsidiaries,” substantially concurrently with the completion of this offering, we will complete the transfer of the non-Vietnamese direct and indirect subsidiaries of VN OpCo to become subsidiaries of ListCo without paying any consideration to the Vietnamese shareholders of VN OpCo. We believe that this reorganization of our non-Vietnamese subsidiaries will result in value creation through a capital structure with cash flows and access to financing onshore and offshore, to fund our business as a whole.

To allow all investors in our business, both Vietnamese and international, to benefit from our capital structure, the Cooperation Agreement includes provisions that allow, in certain circumstances and subject to limitations, conversions of ordinary shares in VN OpCo into Class A ordinary shares or cash. These conversion provisions are described below.

Exchanges of Ordinary Shares in VN OpCo for Class A Ordinary Shares

The Cooperation Agreement requires ListCo to exchange Class A ordinary shares for ordinary shares in VN OpCo (at the applicable conversion ratio, as further described below) held by any Vietnamese person who has received individual approval from the requisite governmental authorities in Vietnam to hold the Class A ordinary shares. For example, upon completion of this offering, the conversion ratio would be 6.769, based on 178,127,949 Class A ordinary shares outstanding immediately after the completion of this offering and the Reorganization and Listco and VN Holdco collectively holding 26,315,666 ordinary shares in VN OpCo.

This exchange right will be available only to Vietnamese citizens who receive such individual approval from governmental authorities in Vietnam and will not be available as a result of any general change in Vietnamese law, whether to the foreign ownership limit applicable to VN OpCo or otherwise. Any such approval would be at the discretion of the Vietnamese authorities. As of the date of this prospectus, we are not aware of any such approval being sought and or the likelihood of it being granted.

Quarterly Cash Conversion of Ordinary Shares in VN OpCo

ListCo is expected (acting through VN HoldCo, pursuant to the terms of the Cooperation Agreement) to make offers to purchase ordinary shares in VN OpCo for cash from time to time after the completion of this offering, on the following terms:

•	in a maximum amount to be determined annually by the board of directors of ListCo, in its sole discretion;

•

at quarterly intervals commencing, at the earliest, the first quarter after expiration of the period of 180 days after the date of this prospectus, at the discretion of the board of directors of ListCo, for a pre-determined period of up to ten business days immediately following ListCo’s announcement of quarterly earnings and at a time when we are not in possession of material non-public information;

•	through matched or put-through UPCOM orders, open market purchases, open offers, privately-negotiated transactions or otherwise, in each case in compliance with applicable law;

•

at a price, expressed in Vietnamese Dong and calculated based on the VND:US$ spot selling rate quoted by the Joint Stock Commercial Bank for Foreign Trade of Vietnam on the date of the offer, not to exceed the volume-weighted average price of the Class A ordinary shares in the five trading days immediately following our announcement of quarterly earnings (expressed in a price per VNG ordinary share based on the applicable conversion ratio, as further described below); and

•	in the event of oversubscription to any offer (and where possible with respect to UPCOM orders), subject to pro rata allocation to each participating shareholder of VN OpCo.

After the completion of each quarterly cash conversion, ListCo will promptly announce and furnish on Form 6-K the details of each conversion exercise, including the volume-weighted average price, the total amount of ordinary shares in VN OpCo purchased, and the aggregate direct equity interest in VN OpCo held by our employees after the completion of the buyback.

The Cooperation Agreement requires VN HoldCo to sell to ListCo, and ListCo to purchase, for future delivery on the terms described above in “—Cooperation Agreement with VN HoldCo,” all ordinary shares in VN OpCo that VN HoldCo purchases pursuant to these quarterly conversions.

Conversion Ratio

The Cooperation Agreement provides that, in respect of any conversions described immediately above, the applicable conversion ratio will be calculated by dividing the number of Class A ordinary shares that are outstanding immediately prior to the relevant conversion by the total number of ordinary shares in VN OpCo that ListCo either directly owns or has an indirect effective interest in immediately prior to the relevant conversion.

The conversion ratio will be recalculated from time to time upon the issuance or cancelation of Class A ordinary shares. Any ordinary shares in VN OpCo that are held by VN HoldCo are considered outstanding and held by ListCo for these purposes, irrespective of whether they have been purchased by ListCo for future delivery.

The relative contribution to our consolidated financial position or results of operations from VN OpCo and the offshore portion of our business is not to be taken into account in the determination of the conversion ratio. Pursuant to the Cooperation Agreement, our board of directors shall have sole authority in the determination of the conversion ratio.

Description of Governance at VN OpCo and VN HoldCo

Upon the completion of this offering and the Reorganization, our operations and affairs will be managed by ListCo’s board of directors and senior management, pursuant to our memorandum and articles of association and the Cayman Islands Companies Act (as revised). See “Management.”

In light of our corporate structure, and in particular the terms of the Cooperation Agreement, the size and composition of the non-controlling interest at VN OpCo and the materiality of our operations in Vietnam, the governance at VN HoldCo and VN OpCo are also relevant to the management of our overall affairs and could affect the value of your investment in the Class A ordinary shares. Pursuant to ListCo’s memorandum and articles of association, as amended and restated immediately prior to the completion of this offering, certain matters involving ListCo’s significant subsidiaries (including VN OpCo and, for these purposes, VN HoldCo) will require unanimous approval by ListCo’s directors present at a quorate meeting (or, if one or more board members object, then the decision is put to a vote requiring approval by a majority that must include at least one Class A director). For further details, see “Description of Share Capital—Certain Matters Requiring Special Board Approval.”

As of the date of this prospectus, the boards of directors of ListCo, VN HoldCo and VN OpCo comprise the same individuals and, pursuant to governance arrangements described below, we expect that to remain the case at all times following the completion of this offering and the Reorganization. For further details, see a copy of the amended and restated charters of VN HoldCo and VN OpCo filed as Exhibits 99.5 and 99.6, respectively, to the registration statement of which this prospectus is a part.

VN OpCo

At the completion of this offering, after giving effect to the Reorganization, ListCo will directly hold 49% of the ordinary shares in VN OpCo and have all rights, powers, preferences, privileges, and protections associated with those ordinary shares under VN OpCo’s charter.

Beside ordinary shares with voting rights, VN OpCo can issue preference shares such as redeemable preference shares or dividend preference shares, which do not have voting rights. VN OpCo is not allowed to have treasury shares. VN OpCo can redeem and cancel up to 30% of its issued shares in proportion to the holdings of each shareholder.

VN OpCo is required to convene at least one general meeting of shareholders each year. Quorum requirements for a general meeting of shareholders are more than 50% of the shares entitled to vote and, in the case of an adjourned meeting, 33% of the shares entitled to vote.

Shareholders may receive dividends when declared by the general meeting of shareholders, provided that VN OpCo is still able to pay debts and liabilities due after such payments. General meetings of shareholders also have approval rights as to certain important matters such as issuing any new class of shares, disposing of material assets and reorganizing or liquidating the company. Each ordinary share is entitled to one vote on all matters subject to the vote at the general meeting of shareholders, where a resolution requires approval by a simple majority vote attending the meeting except for critical matters, such as liquidation, that require at least a 65% vote of the shareholders attending the meeting. Shareholders can require VN OpCo to redeem their shares if they vote against a reorganization plan or change of shareholders’ rights and obligations in a general meeting of shareholders.

A shareholder or group of shareholders holding 10% or more of the total ordinary shares has the right to nominate candidates to the board of directors of VN OpCo. Members of the board of directors are elected by a general meeting of shareholders by way of non-cumulative voting, and subject to a simple majority vote.

VN OpCo’s charter also contains a foreign ownership limitation (i.e., in addition to the foreign ownership limit pursuant to Vietnam’s Law on Investment) that applies to all ordinary shares and other equity interests in VN OpCo, and any securities convertible into or exchangeable for ordinary shares, voting securities or other equity interests in VN OpCo, and any options, warrants or other rights to acquire ordinary shares, voting securities or other equity interests in VN OpCo, whether fixed or contingent, matured or unmatured, contractual, legal, equitable or otherwise. Under the foreign ownership limitation in VN OpCo’s charter, all of the ordinary shares and other instruments of VN OpCo referred to in the prior sentence that are held by “foreign investors”—as the term is used in Vietnam’s Law on Investment and its implementing regulations, or in any similar legislation of Vietnam enacted in substitution or replacement therefor, and as interpreted by the relevant Vietnamese authorities—must not exceed 49% (or such other maximum percentage as substitute or replacement legislation shall provide) of the charter capital of VN OpCo.

VN OpCo’s charter further provides that the board of directors of VN OpCo, in its absolute discretion, may decline to register any transfer that does not comply with Vietnam’s foreign ownership laws.

VN HoldCo

The Cooperation Agreement permits VN HoldCo to engage solely in activity relating to its obligations under the Cooperation Agreement or directly related to the establishment and/or maintenance of VN HoldCo’s corporate existence.

The charter of VN HoldCo provides that (except with respect to a minimal number of shares held by designated individuals to permit joint stock company status under Vietnamese law (the “qualifying shares”)) only Vietnamese nationals who are “officers” (as defined in Rule 16a-1 under the Exchange Act) of VN OpCo (or any of its direct or indirect parent companies) and are also holders of the Class B ordinary shares are eligible to be shareholders of VN HoldCo. Upon the death, disability or cessation of employment with us of any holder of ordinary shares in VN HoldCo (except designated individuals holding qualifying shares), our board of directors has the right to designate the person to whom that holder’s ordinary shares may be transferred, subject to the approval of holders of no less than 80% of the Class A ordinary shares attending and voting at a quorate meeting.

Additionally, every holder of ordinary shares in VN HoldCo (other than qualifying shares) will be required to provide irrevocable undertakings in favor of ListCo:

•	with respect to the matters in the foregoing paragraph;

•

that, subject to applicable law, upon the completion of this offering and at all times thereafter the board of directors of VN HoldCo will comprise the same individuals who serve on the board of directors of ListCo; and

•	renouncing any economic rights of such holder to the charter capital of VN HoldCo.

Every holder of ordinary shares in VN HoldCo (other than qualifying shares) will also be required to mortgage such holder’s ordinary shares in VN HoldCo to secure VN HoldCo’s performance of its obligations under the Cooperation Agreement and the above undertakings. The mortgage will be perfected by way of registration with the relevant Vietnamese authorities.

USE OF PROCEEDS

We estimate that the net proceeds from sale of the Class A ordinary shares that we are offering will be approximately US$            million, assuming an initial public offering price of US$            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per share would increase/(decrease) the net proceeds to us from this offering by approximately US$             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering as follows:

(i)

approximately US$            million to make a payment in Vietnamese Dong to the Original Foreign Investors who were direct shareholders of VN OpCo. Subject to exchange rate risk, we expect this payment to be financially neutral because its recipients are required to pay us an equivalent amount in U.S. dollars within 20 business days, subject to forfeiture of the relevant Class A ordinary shares in the event of non-payment. This funds flow is required to comply with Vietnamese foreign investment requirements and capital controls. See “Our Corporate Structure—The Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo;”

(ii)	approximately US$ million to repay the outstanding borrowings under the Citi Loan, in the manner described in “Our Corporate Structure—The Reorganization—Citi Loan;”

(iii)

approximately US$            million to donate to the VNG Foundation, a charitable foundation established by us to support education and healthcare programs for communities in need in Vietnam. See “Business—Corporate Social Responsibility” for further information;

(iv)

approximately US$            to fund existing capital calls on our limited partner interest in 01Fintech LP, a Cayman Islands fund that primarily invests in fintech companies throughout Asia. The investment is conditioned upon the closing of this offering; and

(v)	the remainder for our general corporate purposes, at the broad discretion of our management.

If the underwriters exercise their over-allotment option, we will not receive any proceeds from the sale of the Class A ordinary shares by the selling shareholder.

CAPITALIZATION

The table below sets forth our cash, current and non-current borrowings, total equity, and total capitalization as of December 31, 2021, as follows:

•	for VN OpCo and its subsidiaries, on an actual basis;

•	for ListCo and its subsidiaries, on a pro forma basis, giving effect to the transactions described under the Reorganization; and

•	for ListCo and its subsidiaries, on a pro forma as-adjusted basis, giving effect to:

(i)	certain of the transactions described under the Reorganization, as indicated in the footnotes to the table immediately below;

(ii)

the issuance and sale of            Class A ordinary shares by ListCo in this offering at the initial public offering price of US$             per Class A ordinary share (the midpoint of the estimated offering price per Class A ordinary share set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions, estimated offering expenses payable by us; and

(iii)

payment of the deferred consideration pursuant to the share purchase agreement between ListCo and certain of the Original Foreign Investors and the repayment of the outstanding borrowings under the Citi Loan, each out of the proceeds of this offering.

The pro forma information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Class A ordinary shares. You should read this table in conjunction with “Our Corporate Structure—The Reorganization,” “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2021
	Historical VN OpCo (audited)		Pro Forma Consolidated ListCo (unaudited)		Pro Forma Consolidated ListCo as-adjusted (unaudited)
	VND	US$	VND	US$	VND	US$
	(VND in millions)
Cash and cash equivalents	1,882,309.1	81,326,815

Debt:
Current interest-bearing loans	—	—			—	—
Citi Loan(1)	—	—			—	—
Non-current interest-bearing loans	174,531.4	7,540,783

Total debt	174,531.4	7,540,783
Equity:
Issued capital—ListCo
Class A ordinary shares, par value US$0.000001 per share: no shares issued or outstanding, actual; shares issued and outstanding pro forma(2); shares issued and outstanding pro forma as adjusted	—	—

	As of December 31, 2021
	Historical VN OpCo (audited)		Pro Forma Consolidated ListCo (unaudited)		Pro Forma Consolidated ListCo as-adjusted (unaudited)
	VND	US$	VND	US$	VND	US$
	(VND in millions)
Class B ordinary shares, par value US$0.000001 per share: no shares issued or outstanding, actual; shares issued and outstanding pro forma; shares issued and outstanding pro forma as adjusted	—	—
Share premium—ListCo	—	—
Issued capital—VN OpCo	358,442.6	15,486,827
Share premium—VN OpCo	1,133,299.1	48,965,178
Treasury shares	(2,278,710.2)	(98,453,669)
Retained earnings	924,793.1	39,956,494
Other reserves	4,472,450.0	193,236,119
Other components of equity	645.1	27,873
Non-controlling interests	124,904.3	5,396,600

Total equity	4,735,824.0	204,615,422

Total capitalization	4,910,355.4	212,156,205

Notes:

(1)

This facility will be collateralized by a restricted cash account under VN OpCo upon funding. For more information regarding this facility, see “Our Corporate Structure—The Reorganization,” “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

(2)

Class A ordinary shares held by the Original Foreign Investors are subject to forfeiture under our articles and memorandum of association as in effect prior to and after the completion of this offering if certain amounts are not paid to us in the manner described in “Our Corporate Structure—The Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo.” See also “Description of Share Capital—Forfeiture of Shares.”

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on the Class A ordinary shares in ListCo.

Any future determination to pay dividends to holders of Class A ordinary shares will be at the discretion of ListCo’s board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, regulatory restrictions in the jurisdictions where we operate, contractual restrictions in any relevant debt agreements and other factors that our board of directors deems relevant.

Furthermore, ListCo is a holding company and its ability to pay cash dividends will depend on the payment of distributions by its current and future subsidiaries, including VN OpCo, and compliance with applicable law. Under the laws of the Cayman Islands, ListCo may pay a dividend out of either profit (including retained earnings) or share premium account; provided that in no circumstances may a dividend be paid if this would result in ListCo being unable to pay its debts as they fall due in the ordinary course of business. Under Vietnamese law, VN OpCo is only allowed to pay dividends if it has been profitable, and has fulfilled all of its tax obligations and other statutory financial obligations; has made up carried-forward losses and maintains compulsory reserves; and the payment of the dividends will not result in it being unable to discharge its debts and/or other liabilities. In addition, because any such dividends would be required to be paid pro rata to all of VN OpCo’s shareholders, including holders of the non-controlling interest, it would be inefficient from a corporate financing perspective for VN OpCo to pay dividends solely for purposes of financing ListCo’s expenditures outside Vietnam.

Accordingly, investors should rely on sales of their Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment in the Class A ordinary shares.

Holders of Class B ordinary shares in ListCo are not entitled to participate in any dividends declared by ListCo’s board of directors.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Class A ordinary shares in this offering exceeds the pro forma net tangible book value per Class A ordinary share after the offering. If you invest in the Class A ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per Class A ordinary share after this offering.

Our pro forma net tangible book value per share is determined at any date by subtracting our total liabilities and non-controlling interests from the total book value less goodwill and other intangible assets and dividing the difference by the number of Class A ordinary shares, after giving effect to certain adjustments. Our pro forma net tangible book value giving effect to the Reorganization would have been US$             million as of December 31, 2021, or US$             per Class A ordinary share with respect to             Class A ordinary shares. Our pro forma net tangible book value adjusted to give effect to this offering would have been US$             million as of December 31, 2021, or US$             per Class A ordinary share with respect to             Class A ordinary shares.

The latter amount represents an immediate dilution in pro forma net tangible book value of        %, or US$            per share to new investors purchasing Class A ordinary shares in this offering, as well as an immediate increase in pro forma net tangible book value of        %, or US$            per Class A ordinary share for all other holders of the Class A ordinary shares. We determine this dilution by subtracting the pro forma net tangible book value per share after this offering and the Reorganization from the amount of cash that a new investor paid for a Class A ordinary share.

The following table illustrates such dilution to new investors purchasing Class A ordinary shares in this offering:

Assumed initial public offering price per Class A ordinary share(1)	US$
Net tangible book value per Class A ordinary share as of December 31, 2021, giving pro forma effect to the Reorganization	US$
Change in pro forma net tangible book value per Class A ordinary share attributable to new investors in this offering	US$
Net tangible book value per Class A ordinary share as of December 31, 2021, giving pro forma effect to this offering	US$
Dilution in pro forma net tangible book value per Class A ordinary share attributable to new investors in this offering	US$

Note:

(1)	Corresponds to the midpoint of the price range set forth on the cover page of this prospectus.

The actual offering price per Class A ordinary share is not based on the pro forma net tangible book value of our ordinary shares, but will be established through a book building process. Each US$1.00 increase or decrease in the assumed initial public offering price of US$            per Class A ordinary share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors and total consideration paid by all shareholders by US$            million and the pro forma net tangible book value per Class A ordinary share after this offering by        %, or US$            , and dilution in pro forma net tangible book value per Class A ordinary share to new investors by        %, or US$            , in each case assuming that the number of Class A ordinary shares offered by ListCo, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Giving pro forma effect to this offering and the Reorganization, the following table summarizes the differences between new investors in this offering and the other holders of the Class A ordinary shares, as of December 31, 2021, with respect to:

•	the number of Class A ordinary shares purchased from us by investors in this offering and the number of shares issued to other holders of the Class A ordinary shares;

•	the total consideration paid to us in cash by investors purchasing Class A ordinary shares in this offering and by other holders of the Class A ordinary shares; and

•	the average price per Class A ordinary share that new investors and other holders of the Class A ordinary shares paid.

The calculation below is based on an assumed initial public offering price of US$            per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per share
	Number	Percent		Amount	Percent
New investors purchasing Class A ordinary shares in this offering			%	US$		%	US$
Other holders of Class A ordinary shares			%	US$		%	US$
Total		100.0%		US$	100.0%		US$

Each US$1.00 increase or decrease in the assumed initial public offering price of US$            per share would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by US$            million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

The discussion and tables above exclude Class B ordinary shares, because Class B ordinary shares carry no economic rights. Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ over-allotment option and excludes 6,156,444 Class A ordinary shares reserved for issuance under our ListCo Equity Incentive Plan described in “Management—Compensation—Equity Incentive Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements as of and for the fiscal years ended December 31, 2019, 2020 and 2021 were derived from the audited consolidated financial statements of VN OpCo included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated financial data of ListCo has not been presented as it is a newly incorporated entity that, other than as described in “Our Corporate Structure—The Reorganization,” has no business transactions or activities to date and has no assets or liabilities during the periods presented in this prospectus.

Selected Consolidated Statement of Profit or Loss Data

	Historical VN OpCo (audited) Fiscal Year ended December 31,
	2019 Restated(1)	2020 Restated(1)	2021 Restated(1)
	VND	VND	VND	US$
	(VND in millions)
Revenues from contracts with customers
Games	4,032,256.3	4,831,468.9	6,381,723.9	275,727,971
Communications and Media	931,215.2	1,045,424.6	1,233,539.8	53,296,168
Fintech(2)	(42,519.2)	(112,465.4)	(395,130.2)	(17,071,949)
Long-Term Opportunities	51,722.0	72,763.2	154,821.1	6,689,183

Revenues	4,972,674.2	5,837,191.2	7,374,954.6	318,641,373
Cost of revenues	(3,223,238.1)	(3,866,704.7)	(4,664,462.7)	(201,532,196)

Gross profit	1,749,436.1	1,970,486.5	2,710,491.9	117,109,177
Other operating income	35,976.1	29,740.9	71,549.9	3,091,375
Selling and distribution costs	(1,121,344.3)	(1,445,051.0)	(1,893,508.5)	(81,810,694)
Administrative expenses	(1,242,134.8)	(1,247,067.2)	(1,432,232.1)	(61,880,844)
Other operating expenses	(20,114.3)	(31,592.1)	(41,121.9)	(1,776,710)
Gain or loss on financial assets measured at fair value through profit or loss	(11,769.6)	5,639.5	15,570.2	672,726

Operating loss	(609,950.9)	(717,843.4)	(569,250.6)	(24,594,970)
Finance income	201,428.0	222,783.9	172,295.8	7,444,190
Finance costs	(15,077.3)	(15,915.1)	(15,959.3)	(689,533)
Share of loss of associates	—	(6,140.6)	(11,046.2)	(477,262)

Loss before tax	(423,600.2)	(517,115.1)	(423,960.3)	(18,317,575)
Income tax expense	(70,418.5)	(133,497.5)	(308,315.1)	(13,321,023)

Loss for the year	(494,018.7)	(650,612.6)	(732,275.4)	(31,638,598)

Notes:

(1)

We have restated the consolidated statements of profit or loss in our consolidated financial statements for 2019, 2020 and 2021. For details, please refer to Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue.

Selected Consolidated Statement of Financial Position Data

	Historical VN OpCo				Pro Forma Consolidated ListCo
	(audited)				(unaudited)
	As of December 31,				December 31,
	2019	2020	2021		2021
	VND	VND	VND	US$	VND	US$
	(VND in millions)
Assets
Total non-current assets	2,273,130.9	2,073,987.3	2,598,147.2	112,255,226
Total current assets	4,966,674.0	5,786,524.5	6,491,330.6	280,463,624
Cash and cash equivalents	1,602,367.7	2,166,178.8	1,882,309.1	81,326,815
Total Assets	7,239,804.9	7,860,511.8	9,089,477.8	392,718,850
Equity and Liabilities
Total equity	4,410,485.9	4,714,924.6	4,735,824.0	204,615,422

Total non-current liabilities	233,165.0	191,705.8	513,900.5	22,203,522
Total current liabilities	2,596,154.0	2,953,881.3	3,839,753.3	165,899,906

Total Equity and Liabilities	7,239,804.9	7,860,511.8	9,089,477.8	392,718,850

Selected Consolidated Statement of Cash Flows Data

	Historical VN OpCo
	(audited)
	Fiscal Year ended December 31,
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)
Net cash flows from (used in) operating activities	984,786.8	640,087.1	706,354.5	30,518,666
Net cash flows (used in) from investing activities	(1,195,836.4)	(293,424.9)	(1,406,505.6)	(60,769,303)
Net cash flows from financing activities	1,102,949.9	217,146.9	416,298.6	17,986,543

Cash and cash equivalents at the end of the year	1,602,367.7	2,166,178.8	1,882,309.1	81,326,815

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of profit or loss for the year ended December 31, 2021 of ListCo gives effect to the transactions described under “Our Corporate Structure—The Reorganization” (the “Reorganization”), this offering and the use of proceeds from this offering, as if each had been completed on January 1, 2021. The unaudited pro forma consolidated statement of financial position of ListCo as of December 31, 2021 gives effect to the transactions described under the Reorganization, this offering and the use of proceeds from this offering, as if each had been completed on December 31, 2021.

Translation of certain amounts from Vietnam Dong (“VND”) to U.S. dollars (“US$”) is solely for the convenience of the reader. Unless otherwise noted, translations from Vietnamese Dong to US$ have been made at the rate of VND23,145 = US$1.00, the rate quoted by the State Bank of Vietnam at the close of business on December 31, 2021.

We have derived the unaudited pro forma consolidated financial information of ListCo as of and for the year ended December 31, 2021 from the audited historical consolidated financial statements of VN OpCo included elsewhere in this prospectus. The unaudited pro forma consolidated financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus. The pro forma adjustments relate to: (i) certain of the transactions described under the Reorganization, which we refer to in this section as the “Transaction Adjustments,” as described in more detail below in the notes and (ii) this offering and the use of proceeds from this offering, which we refer to in this section as the “Offering Adjustments.”

The Transaction Adjustments, which are described in more detail below in the notes to the unaudited pro forma consolidated financial information and in the Reorganization, principally include:

•

The acquisition of all of the Original Foreign Investors’ existing interests in VN OpCo in consideration for ListCo interests on a 1 for 6.769 basis. This acquisition is effected through the: (i) sale of the Original Foreign Investors’ ordinary shares in VN OpCo (representing 47.6% of VN OpCo’s charter capital), to ListCo as buyer pursuant to a share purchase agreement; and (ii) issue of Class A ordinary shares to the Original Foreign Investors. Further, pursuant to a funds flow to comply with Vietnamese foreign investment requirements and capital controls, cash is paid by ListCo to the Original Foreign Investors for their VN OpCo ordinary shares using a portion of the net proceeds from this offering, and this cash is in turn paid by the Original Foreign Investors back to ListCo within 20 business days. ListCo bears the effect of foreign currency translation, which is not expected to be significant. See “Our Corporate Structure.”

•	The acquisition of 502,450 ordinary shares from a subsidiary of VN OpCo (representing 1.4% of VN OpCo’s charter capital).

•

VN HoldCo’s purchase of 8,751,978 ordinary shares in VN OpCo held by VN OpCo and its subsidiaries in treasury (representing 24.4% of VN OpCo’s charter capital). In the historical consolidated financial statements, the treasury shares have been accounted for by VN OpCo as a deduction from equity. VN HoldCo will fund the purchase of these ordinary shares in VN OpCo out of its charter capital and the Citi Loan.

All ordinary shares in VN OpCo held by VN HoldCo, representing in total 24.4% of VN OpCo’s charter capital, will be held by VN HoldCo for delivery to ListCo under the Cooperation Agreement at such future date, if any, as and when permitted by Vietnamese law and regulation and ListCo has obtained all necessary regulatory approvals. While ListCo does not take possession, nor is it registered as the owner, of these ordinary shares in VN OpCo that it purchases from VN HoldCo for future delivery, ListCo has the risks and rewards associated with these shares. See “Our Corporate Structure—Cooperation Agreement with VN HoldCo—Future Delivery of Shares” for further details.

•	The issue of 9,407,923 Class A ordinary shares to entities affiliated with Tencent, for no consideration.

•	The issue of 1,015,334 Class A ordinary shares to certain non-Vietnamese employees, for no or nominal consideration.

•	The issue of 1,317,220 Class A ordinary shares to certain non-Vietnamese employees to satisfy awards that vested under the equity incentive plans of VN OpCo in existence prior to this offering.

•

The issue of 6,991,705 Class A ordinary shares to Kingsoft, upon its exercise of an option that was issued by VN OpCo in 2010 and that, pursuant to a deed of novation, ListCo has agreed to perform, discharge and observe as if it were named in the original option instead of VN OpCo.

•	The issue of a warrant to Ant Group which entitles the holder to purchase 9,695,879 Class A ordinary shares.

•	The issue of 9,695,879 Class A ordinary shares to Ant Group, upon its exercise of the warrant and payment of the exercise price.

•

The issue of 18,539,848 Class B ordinary shares to our founder and co-founder, giving them collectively 51% of the total voting power in ListCo (both to vote in accordance with the joint voting agreement, which is filed as Exhibit 10.13 to the registration statement of which this prospectus is a part, pursuant to which our founder and co-founder have agreed to act as a group). The Class B ordinary shares are non-redeemable, will be issued for no consideration and have no economic rights, including upon liquidation.

•	The transfer of certain non-Vietnamese direct and indirect subsidiaries of VN OpCo to become subsidiaries of ListCo, without intermediate Vietnamese holding companies.

•

The acquisition of the minority equity interest in Zion, a partly-held subsidiary of VN OpCo, to obtain 100% of the equity interest in Zion. This transaction is settled through the payment of VND1,234.5 billion (US$53.3 million) in cash consideration to the non-controlling shareholder.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma financial information, and principally include the following:

•

The issue of Class A ordinary shares to the purchasers in this offering in exchange for net proceeds of approximately US$             million, which assumes that the shares are offered at US$            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses.

•

The transfer of a portion of the net proceeds from this offering to VN HoldCo, being ListCo’s purchase of the ordinary shares in VN OpCo that were purchased, and are held, by VN HoldCo. VN HoldCo will repay the outstanding borrowings under the Citi Loan as described in the section “Use of Proceeds.”

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option for additional Class A ordinary shares from the selling shareholder.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The following unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the transactions described under the Reorganization, this offering and the use of proceeds from this offering. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the transactions described under the Reorganization, this offering and the use of proceeds from this offering, taken place on the dates indicated, or that may be expected to occur in the future.

Unaudited Pro Forma Consolidated Statement of Financial Position as of December 31, 2021

	Historical ListCo (audited)	Historical VN OpCo (audited)	Transaction Adjustments	Notes	As Adjusted Before Offering Adjustments	Offering Adjustments	Notes	Pro Forma Consolidated ListCo (unaudited)
	VND	VND	VND		VND	VND		VND	US$
	(VND in millions)
ASSETS
Non-current assets
Property, plant and equipment		995,346.1
Intangible assets		334,653.2
Right-of-use assets		254,601.3
Investments in subsidiaries				C
				D
				D
Investments in associates		274,023.1
Equity investment at fair value through profit or loss		144,791.0
Other financial asset at fair value through profit or loss		16,736.2
Deposits and other receivables		522,941.7
Prepayments and other assets		28,218.1		H
Deferred tax assets		26,836.5
Total non-current assets		2,598,147.2

Current assets
Inventories		113,467.7
Trade receivables		481,803.7
Deposits and other receivables		148,874.0
Current income tax receivables		16,820.9
Financial asset at fair value through profit or loss		112,521.1
Prepayments and other assets		684,595.5
Term deposits		2,465,720.7
Restricted cash		585,217.9
Cash and cash equivalents		1,882,309.1		A			A
				E			B
				H
				I
				L
				M
Total current assets		6,491,330.6

TOTAL ASSETS		9,089,477.8

	Historical ListCo (audited)	Historical VN OpCo (audited)	Transaction Adjustments	Notes	As Adjusted Before Offering Adjustments	Offering Adjustments	Notes	Pro Forma Consolidated ListCo (unaudited)
	VND	VND	VND		VND	VND		VND	US$
	(VND in millions)
EQUITY AND LIABILITIES
Issued capital—ListCo
Class A ordinary shares				D			B
				E
				F
				G
				H
				L
Class B ordinary shares				I
Share premium—ListCo				D			B
				G
				H
				L
Issued capital—VN OpCo		358,442.6		D
Share premium—VN OpCo		1,133,299.1		D
Treasury shares—VN OpCo		(2,278,710.2)		D
Retained earnings		924,793.1		E
				F
				K
Other reserves		4,472,450.0		D
				E
				F
				J
				K
				M
Other components of equity		645.1

		4,610,919.7
Non-controlling interests		124,904.3		D
				F
				J
				M
Total equity		4,735,824.0

Non-current liabilities
Deferred revenue		39,627.7
Deferred tax liabilities		14,061.5
Interest-bearing loans		174,531.4
Lease liabilities		67,204.2
Employee benefit liabilities		162,609.2
Provision for decommissioning costs		55,649.1
Other financial liabilities		217.4

Total non-current liabilities		513,900.5

	Historical ListCo (audited)	Historical VN OpCo (audited)	Transaction Adjustments	Notes	As Adjusted Before Offering Adjustments	Offering Adjustments	Notes	Pro Forma Consolidated ListCo (unaudited)
	VND	VND	VND		VND	VND		VND	US$
	(VND in millions)
Current liabilities
Interest-bearing loans		—		A			A
Trade payables		782,293.7
Other financial liabilities		957,094.3
Non-controlling interest put option liability				M
Derivative liability				H
Deferred revenue		1,332,260.8
Current income tax liabilities		15,103.1
Other tax liabilities		84,767.4
Lease liabilities		38,614.8
Employee benefit liabilities		4,378.9
Provision for decommissioning costs		1,227.6

Other non-financial liabilities		624,012.7

Total current liabilities		3,839,753.3

Total liabilities		4,353,653.8

TOTAL EQUITY AND LIABILITIES		9,089,477.8

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position

A        VN HoldCo will obtain the Citi Loan with a commitment of up to US$                 million, to fund the purchase of ordinary shares in VN OpCo. Following the completion of this offering, the Citi Loan will be repaid in full through the application of a portion of the net proceeds from this offering. The effects of interest charged on the Citi Loan for the short period of the borrowing is not significant and has been excluded from this pro forma adjustment.

B        We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately US$                 million, based on an assumed initial public offering price of US$                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price per share	US$
Class A ordinary shares issued in this offering
Gross proceeds	US$
Less: Underwriting discounts and commissions	US$
Less: Offering expenses	US$
Net cash proceeds	US$

C        The Original Foreign Investors will sell all of their ordinary shares in VN OpCo to ListCo pursuant to a share purchase agreement that provides for consideration comprising: (a) Class A ordinary shares and (b) payment of cash from ListCo to the Original Foreign Investors, using a portion of the net proceeds from this offering. This cash payment is denominated in Vietnamese Dong, and payment of cash from the Original Foreign Investors back to ListCo is denominated in US$. The effects of foreign currency translation and bank fees is not significant and have been excluded from this pro forma adjustment.

A subsidiary of VN OpCo will also sell 502,450 ordinary shares in VN OpCo to ListCo for cash consideration of VND115.6 billion. Historically, these shares had been accounted for as treasury shares in the consolidated financial statements of VN OpCo.

D        ListCo was formed on April 1, 2022 and, except in connection with the Reorganization, will have no material assets or results of operations until the completion of this offering.

VN OpCo is the predecessor of ListCo for financial reporting purposes and therefore its historical consolidated financial statements have been used to derive this unaudited pro forma consolidated financial information. Immediately following completion of the transactions described under the Reorganization, ListCo will hold a 49% direct equity interest in VN OpCo, and, through the Cooperation Agreement with VN HoldCo, a 24.4% indirect effective interest in VN OpCo. These shares in VN OpCo purchased by ListCo and held by VN HoldCo (and any additional shares so purchased under the Cooperation Agreement) are to be delivered at such future date, if any, as and when permitted by Vietnamese law and regulation and ListCo has obtained all necessary regulatory approvals. For as long as delivery has not been made in full, VN HoldCo will remain the holder of record of these shares.

ListCo has taken into account the following factors under IFRS 10 in assessing its control over VN OpCo. ListCo, with its direct 49% equity interest, has the practical ability to control the composition of the board of directors of VN OpCo due to the size of its holding relative to the size and dispersion of holdings of the other VN OpCo shareholders. VN OpCo’s charter provides that members of the board of directors of VN OpCo are elected by a general meeting of shareholders by way of non-cumulative voting, and subject to a simple majority vote. ListCo has received an undertaking from our founder that, in the event that the Cooperation Agreement is terminated in accordance with its terms because it or any transaction contemplated by the Cooperation Agreement is enjoined or prohibited by the terms of a final, non-appealable governmental order, regulation or law from any governmental authority that has jurisdiction over the parties, then our founder will, in each instance thereafter, vote or cause to be voted any shares of the charter capital of VN OpCo that our founder then beneficially owns in a manner that would not impede ListCo’s practical ability to direct the relevant activities of VN OpCo unilaterally, within the meaning of IFRS 10. A copy of this undertaking is filed as Exhibit 10.5 to the registration statement of which this prospectus is a part. When taking into account the 24.4% indirect effective interest that ListCo will hold pursuant to the Cooperation Agreement upon completion of this offering and after giving effect to the Reorganization, ListCo has approximately 73.4% of the exposure and rights to variable returns of VN OpCo. ListCo is able to use its power over VN OpCo to affect the amount of its variable returns. Therefore, ListCo has control over and will consolidate VN OpCo in accordance with IFRS 10. This conclusion does not depend on ListCo’s contractual arrangements, including with VN HoldCo pursuant to the Cooperation Agreement or the undertaking with our founder.

ListCo has been advised by its Vietnamese legal counsel, that, based on its understanding of Vietnam’s laws or regulations currently in effect, including Vietnam’s Law on Investment and of implementing regulations as currently in effect, ListCo and VN HoldCo’s entry into the Cooperation Agreement and the consummation of the transactions contemplated thereunder, including giving effect to the offering and the Reorganization, constitute legally binding, valid and enforceable obligations of such parties and will not result in any violation of the applicable Vietnamese laws or regulations currently in effect. ListCo’s Vietnamese legal counsel has further advised, however, that there are substantial uncertainties regarding the interpretation and application of current or future Vietnamese laws and regulations and there can be no assurance that the Vietnamese government and/or regulators will not challenge its interpretation of Vietnam’s Law on Investment. Accordingly, ListCo’s indirect effective interest in, or other contractual arrangements with, VN HoldCo may be subject to legal and regulatory scrutiny, investigations and disputes, and its legality, validity or enforceability could be challenged by these authorities. If ListCo’s indirect effective interest or other contractual arrangements with VN HoldCo are challenged by Vietnamese regulatory authorities, the consequences would be at the discretion of Vietnamese authorities and are uncertain but likely would be materially adverse to ListCo and its shareholders.

While ListCo’s 49% direct equity interest in VN OpCo and the shareholder dispersion of VN OpCo have allowed us to conclude that ListCo has voting rights sufficient to give it control over VN OpCo and consolidate it in our results of operations, if facts and circumstances indicate that there have been changes to one or more of the elements of control that are the basis of its consolidation of VN OpCo, it would be required to re-assess whether it continues to control VN OpCo and the extent of its controlling interest under IFRS. The outcome of any such re-assessment would depend on the facts and circumstances at the time and cannot be guaranteed. See “Risk Factors—Risks Related to Our Corporate Structure, Restrictions on Our Industry and Doing Business in Vietnam and Southeast Asia—Our corporate structure is unprecedented and has not been tested in any court. If the Vietnamese authorities determine that our contractual arrangements with VN HoldCo are not in compliance with applicable law, we could be subject to severe penalties and the value of the Class A ordinary shares could decline significantly” and “Risk Factors—Risks Related to Our Corporate Structure, Restrictions on Our Industry and Doing Business in Vietnam and Southeast Asia—If facts and circumstances involving the Cooperation Agreement or ListCo’s relationship with VN HoldCo were to change, it could lead to a reduction in ListCo’s indirect effective interest in VN OpCo or, if there is a loss of control, deconsolidation of VN OpCo in ListCo’s consolidated financial statements.”

Non-controlling interests will be recognized on ListCo’s consolidated statement of financial position, representing the equity interests in VN OpCo not held by ListCo. These non-controlling interests are effectively the existing Vietnamese shareholders of VN OpCo who are restricted from making outbound investments without the prior approval of the Vietnamese government. In deriving the unaudited pro forma consolidated statement of financial position as of December 31, 2021:

•	the assets and liabilities of VN OpCo have been recognized and measured at their carrying amounts immediately prior to the Reorganization;

•	ListCo’s consolidated retained earnings and other equity balances are those of VN OpCo immediately prior to the Reorganization;

•

the consolidated equity structure of ListCo (that is, the number and type of equity instruments issued) reflects the equity structure of ListCo, including the equity instruments issued by ListCo to effect the Reorganization;

•	non-controlling interests have been measured at their proportionate share of VN OpCo’s carrying amounts of retained earnings and other equity interests immediately prior to the Reorganization; and

•

share-based payment reserves of VN OpCo (in ‘other reserves’) have been reclassified to non-controlling interests for historical share-based payment arrangements where: (i) options are unvested; and (ii) options are vested but unexercised. Share-based payment reserves of VN OpCo for historical share-based payment arrangements where options are vested and expired have been reclassified to another component of equity.

E        9,407,923 Class A ordinary shares will be issued to entities affiliated with Tencent, for no consideration in recognition of their longstanding investment in and relationship with VN OpCo and their assistance in the Reorganization. These shares will vest immediately as no additional services are required to be provided by Tencent. This is an equity-settled share-based payment arrangement recognized at its fair value on grant date, with the share-based payment expense recognized immediately. The fair value of the award is estimated to be the initial public offering price at the date of this offering. As this award is granted by ListCo, none of the related expense is attributable to non-controlling interests. Share-based payment expense has been reflected in administrative expenses in the unaudited pro forma consolidated statement of profit or loss.

F        1,015,334 Class A ordinary shares will be issued, upon completion of this offering, to certain non-Vietnamese employees, for no or nominal consideration. These shares will vest immediately. This is an equity-settled share-based payment arrangement recognized at its fair value on grant date, with the share-based payment expense recognized immediately. The fair value of the award is estimated to be the initial public offering price at the date of this offering. As these awards are granted by ListCo, none of the related expense is attributable to non-controlling interests. Share-based payment expense has been reflected in administrative expenses in the unaudited pro forma consolidated statement of profit or loss.

G        1,317,220 Class A ordinary shares will be issued, upon completion of this offering, to certain non-Vietnamese employees to satisfy awards that vested under the equity incentive plans of VN OpCo in existence prior to this offering. This share-based payment arrangement vested in prior years and the full amount of the share-based payment expense had been previously recognized. There is no incremental value given to the employees from the issue of these Class A ordinary shares, consequently no additional expense is required to be recognized.

H        In accordance with the original terms of the option arrangement between VN OpCo and Kingsoft, as novated, ListCo will issue 6,991,705 Class A ordinary shares to Kingsoft upon its exercise of the option, in consideration for an exercise price of US$1.1919 per share, which will be paid to us in cash. This share-based payment arrangement vested in prior years, before VN OpCo’s date of transition to IFRS. Accordingly, the full amount of the share-based payment expense had been recognized in prior years before VN OpCo’s date of transition to IFRS. There is no incremental value given to Kingsoft from the issue of these Class A ordinary shares (as a replacement of VN OpCo ordinary shares), consequently no additional expense is required to be recognized.

I        18,539,848 Class B ordinary shares will be issued to our founder and co-founder, giving them collectively 51% of the total voting power in ListCo (both to vote in accordance with the joint voting agreement, which is filed as Exhibit 10.13 to the registration statement of which this prospectus is a part, pursuant to which our founder and co-founder have agreed to act as a group). No consideration will be paid by them for these Class B ordinary shares, which are non-redeemable and have no economic rights, including upon liquidation.

J        The non-Vietnamese direct and indirect subsidiaries of VN OpCo will be transferred such that they become subsidiaries of ListCo, without intermediate Vietnamese holding companies. For the ListCo group as a whole, this will result in a decrease in non-controlling interests and corresponding increase in ‘other reserves’ of VND            , being effectively an increase to the ListCo group’s equity. With this transaction, while the interests of non-Vietnamese subsidiaries will be re-organized within the ListCo group, ListCo will continue to control these entities.

K        ListCo will issue a warrant to Ant Group which will entitle the holder to purchase 9,695,879 Class A ordinary shares at a strike price of VND126,630 per Class A ordinary share. The total consideration will be VND1,227.8 billion (US$53.0 million). This is a share-based payment arrangement recognized at its fair value on grant date, with the share-based payment expense recognized immediately. Further, as this award is granted by ListCo, none of the related expense is attributable to non-controlling interests. Share-based payment expense has been reflected in administrative expenses in the unaudited pro forma consolidated statement of profit or loss.

L        ListCo will issue 9,695,879 Class A ordinary shares to Ant Group, upon its exercise of the warrant and payment of the exercise price (VND1,227.8 billion (US$53.0 million)), which will be paid to us in cash.

M        VN OpCo will acquire the minority equity interest in Zion from the non-controlling shareholder for VND1,234.5 billion (US$53.3 million) in cash consideration to the non-controlling shareholder. With this transaction, ListCo group effectively purchases the non-controlling interest to obtain 100% of the equity interest in Zion. The difference between the carrying amount of the non-controlling interest purchased and the fair value of consideration paid is recognized in equity (attributed to the owners of the parent).

N        Below is a pro forma condensed consolidating schedule that presents the disaggregation of the pro forma consolidated statement of financial position of ListCo by line item, including for the Vietnamese Subsidiaries and the Non-Vietnamese Subsidiaries, as described in “Prospectus Summary—Summary of Our Corporate Structure—Post-Offering Organizational Structure.”

	Pro Forma ListCo (non- consolidated)	Pro Forma VN OpCo (non- consolidated)	Pro Forma Vietnamese Subsidiaries	Pro Forma Non- Vietnamese Subsidiaries	Eliminations	Pro Forma Consolidated ListCo
	VND	VND	VND	VND	VND	VND
(unaudited) (VND in millions)
For the line items of Unaudited Pro Forma Consolidated Statement of Financial Position as of December 31, 2021
ASSETS
Non-current assets
Property,plant and equipment
Intangibleassets
Right-of-use assets
Investments in subsidiaries
Investmentsin associates
Equity investment at fair value through profit or loss
Otherfinancial asset at fair value through profit or loss
Depositsand other receivables
Prepayments and other assets
Deferredtax assets
Totalnon-current assets
Current assets
Inventories
Tradereceivables
Deposits and other receivables
Currentincome tax receivables
Financialasset at fair value through profit or loss
Prepaymentsand other assets
Termdeposits
Restrictedcash
Cashand cash equivalents
Totalcurrent assets
TOTALASSETS
EQUITYAND LIABILITIES
Issuedcapital—ListCo
Issuedcapital—VN OpCo
Sharepremium—VN OpCo
Treasuryshares
Retainedearnings
Otherreserves
Othercomponents of equity
Non-controllinginterests
Totalequity

	Pro Forma ListCo (non- consolidated)	Pro Forma VN OpCo (non- consolidated)	Pro Forma Vietnamese Subsidiaries	Pro Forma Non- Vietnamese Subsidiaries	Eliminations	Pro Forma Consolidated ListCo
	VND	VND	VND	VND	VND	VND
(unaudited) (VND in millions)
For the line items of Unaudited Pro Forma Consolidated Statement of Financial Position as of December 31, 2021
Non-current liabilities
Deferred revenue
Deferred tax liabilities
Interest-bearing loans
Lease liabilities
Employee benefit liabilities
Provision for decommissioning costs
Other financial liabilities
Total non-current liabilities
Current liabilities
Short term debt
Trade payables
Other financial liabilities
Non-controlling interest put option liability
Derivative liability
Deferred revenue
Current income tax liabilities
Other tax liabilities
Lease liabilities
Interest-bearing loans
Employee benefit liabilities
Provision for decommissioning costs
Other non-financial liabilities
Total current liabilities
Total liabilities
TOTAL EQUITY AND LIABILITIES

Unaudited Pro Forma Consolidated Statement of Profit or Loss for the year ended December 31, 2021

	Historical ListCo (audited)	Historical VN OpCo Restated(1) (audited)	Transaction Adjustments	Notes	As Adjusted Before Offering	Pro Forma Consolidated ListCo (unaudited)
	VND	VND	VND		VND	VND	US$
	(VND in millions)
Revenues from contracts with customers				E
Games		6,381,723.9
Communications and Media		1,233,539.8
Fintech(2)		(395,130.2)
Long-Term Opportunities		154,821.1
Revenues		7,374,954.6
Cost of revenues		(4,664,462.7)
Gross profit		2,710,491.9
Other operating income		71,549.9
Selling and distribution costs		(1,893,508.5)
Administrative expenses		(1,432,232.1)		A
				B
				C
Other operating expenses		(41,121.9)
Gain or loss on equity investment measured at fair value through profit or loss		15,570.2

Operating loss		(569,250.6)
Finance income		172,295.8
Finance costs		(15,959.3)
Share of loss of associates		(11,046.2)

Loss before tax		(423,960.3)
Income tax expense		(308,315.1)

Loss for the year		(732,275.4)

Attributable to:
Equity holders of the parent		(242,625.1)		A
				B
				C
Non-controlling interests		(489,650.2)
Loss per share attributable to equity holders of the Parent
Basic		(9.6)		D
Diluted		(9.6)		D

Notes:

(1)

We have restated the consolidated statements of profit or loss in our consolidated financial statements for 2019, 2020 and 2021. For details, please refer to Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue.

Notes to Unaudited Pro Forma Consolidated Statement of Profit or Loss

A        9,407,923 Class A ordinary shares will be issued to entities affiliated with Tencent, for no consideration in recognition of their longstanding investment in and relationship with VN OpCo and their assistance in the Reorganization. These shares will vest immediately as no additional services are required to be provided by Tencent. This is an equity-settled share-based payment arrangement recognized at its fair value on grant date, with the share-based payment expense recognized immediately. The fair value of the award is estimated to be the initial public offering price at the date of this offering. As this award is granted by ListCo, none of the related expense is attributable to non-controlling interests. Share-based payment expense has been reflected in administrative expenses in the unaudited pro forma consolidated statement of profit or loss.

B        1,015,334 Class A ordinary shares will be issued, upon completion of this offering, to certain non-Vietnamese employees for no or nominal consideration. These shares will vest immediately. This is an equity-settled share-based payment arrangement recognized at its fair value on grant date, with the share-based payment expense recognized immediately. The fair value of the award is estimated to be the initial public offering price at the date of this offering. As these awards are granted by ListCo, none of the related expense is attributable to non-controlling interests. Share-based payment expense has been reflected in administrative expenses in the unaudited pro forma consolidated statement of profit or loss.

C        ListCo will issue a warrant to Ant Group which will entitle the holder to purchase 9,695,879 Class A ordinary shares at a strike price of VND126,630 per Class A ordinary share. The total consideration will be VND1,227.8 billion (US$53.0 million). This is a share-based payment arrangement recognized at its fair value on grant date, with the share-based payment expense recognized immediately. Further, as this award is granted by ListCo, none of the related expense is attributable to non-controlling interests. Share-based payment expense has been reflected in administrative expenses in the unaudited pro forma consolidated statement of profit or loss.

D        The pro forma basic net loss per share is computed by dividing the net loss attributable to Class A ordinary shareholders of ListCo by the weighted-average number of Class A ordinary shares of ListCo outstanding during the period. The pro forma diluted net loss per share is computed by adjusting the net loss attributable to Class A ordinary shareholders of ListCo and the weighted-average number of Class A ordinary shares outstanding for the effect of potentially dilutive securities. The Class B ordinary shares do not share in our earnings and are therefore not included in the computation of basic or diluted net loss per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net loss per share.

Basic net loss per share:
Numerator
Net loss
Less: Net loss attributable to non-controlling interests
Net loss attributable to Class A ordinary shareholders – basic

Denominator
Class A ordinary shares held by Original Foreign Investors
Class A ordinary shares held by Tencent
Class A ordinary shares held by Kingsoft
Class A ordinary shares held by Ant Group
Class A ordinary shares sold in this offering
Weighted-average number of Class A ordinary shares outstanding – basic

Basic net loss per share

Diluted net loss per share:
Numerator
Net loss attributable to Class A ordinary shareholders
Net loss attributable to Class A ordinary shareholders – diluted

Denominator
Weighted-average number of Class A ordinary shares outstanding – basic
Weighted-average effect of dilutive securities

Weighted-average number of Class A ordinary shares outstanding – diluted

Diluted net loss per share

E        Below is a pro forma condensed consolidating schedule that presents the disaggregation of the pro forma consolidated statement of profit or loss of ListCo by line item, including for the Vietnamese Subsidiaries and the Non-Vietnamese Subsidiaries, as described in “Prospectus Summary—Summary of Our Corporate Structure—Post-Offering Organizational Structure.”

	Pro Forma ListCo (non- consolidated)	Pro Forma VN OpCo (non- consolidated)	Pro Forma Vietnamese Subsidiaries	Pro Forma Non- Vietnamese Subsidiaries	Eliminations	Pro Forma Consolidated ListCo
	VND	VND	VND	VND	VND	VND
(unaudited) (VND in millions)
For the line items of Unaudited Pro Forma Consolidated Statement of Profit or Loss for the year ended December 31, 2021
Revenues from contracts with customers
Cost of revenues
Gross profit
Other operating income
Selling and distribution costs
Administrative expenses
Other operating expenses
Gain or loss on equity investment measured at fair value through profit or loss
Operating loss
Finance income
Finance costs
Share of loss of associates
Loss before tax
Income tax expense
Loss for the year
Attributable to:
Equity holders of the parent
Non-controlling interests
Loss per share attributable to equity holders of the Parent
Basic
Diluted

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our “Summary Historical and Pro Forma Consolidated Financial and Other Data,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should review the sections titled “Special Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this prospectus.

Overview

We are Vietnam’s leading, homegrown digital ecosystem, with diverse and competitive product offerings across games, communications and media, fintech and other opportunities. We are the number one mobile games publisher in Vietnam, with our 2021 mobile game gross revenues representing over 50% of Newzoo’s estimate for Vietnam’s mobile games market for 2021. Our Zalo, Zing MP3 and Bao Moi applications were the number one messaging, music streaming and online news applications, respectively, in Vietnam based on MAU in 2021, according to F&S.

Founded in 2004 as a five-person start up, we have grown and evolved into a national technology champion with a large user base and high engagement in Vietnam. Our strong online game publishing capabilities have allowed us to extend our reach to countless users outside of Vietnam.

Since our inception, we have achieved significant scale and growth. Our revenue increased from VND4,972.7 billion in 2019 to VND7,375.0 billion (US$318.6 million) in 2021, a CAGR of 21.8%. In 2019, 2020 and 2021 we recorded losses of VND494.0 billion, VND650.6 billion and VND732.3 billion (US$31.6 million), respectively. This was primarily a result of the investments we continued to make in our businesses as we further developed our products and scaled our operations. In 2019, 2020 and 2021 Adjusted EBITDA was VND620.4 billion, VND756.3 billion and VND396.4 billion (US$17.1 million), respectively. This was primarily due to strong growth of our Games business, partially offset by the investments in sales and marketing we continued to make in our Fintech business as we grew this business. Adjusted EBITDA is a non-IFRS financial measure presented as a supplemental measure of performance, and should not be considered as an alternative to loss for the period as a measure of financial performance. See “—Key Operating Metrics and Non-IFRS Financial Measures—Non-IFRS Financial Measures” for further information on how this measure is defined and calculated, limitations of its use and a reconciliation to the most directly comparable IFRS financial measure.

Key Factors and Trends Affecting Our Results of Operations

Size, Growth and Engagement of Our User Base

Our revenue is largely driven by the number of users on our platforms and their levels of engagement. Our business and financial performance has been, and will continue to be, significantly determined by our success in adding, retaining and engaging active and transacting users. We intend to continue investing significant resources to grow our user base and increase user engagement, whether through innovations, provision of new or improved content or services, marketing efforts or other means.

In our Games business, a larger number of users playing games leads to greater in-game competition, creating a network effect that helps us maintain a game’s popularity as the user base and community remain active. We believe an active user base and community also helps to attract other users to a game as users typically seek an active online community to be a part of, increasing the socialization aspects and preventing users from abandoning the game. In our Communications and Media business, a larger number of active users increases the advertising inventory on our platforms and grow impressions per advertisement, driving the prices of the advertisements we sell. Our Fintech business also benefits from network effects. Having a larger number of users paying with ZaloPay and merchants accepting ZaloPay increases transaction volumes. This drives our commission revenue while growing the ZaloPay network, incentivizing additional users and merchants to participate. VNG Cloud, the main component of our Long-Term Opportunities segment, benefits from a larger base of customers as we gain incremental knowledge of how each customer uses the product; and based on use trends over a period of time, we are better able to understand customer needs and design new products and functionality accordingly.

As we increase the number of users using any one of our products, we create opportunities to cross-sell our other products, increasing user engagement and monetization opportunities. To increase our monetization opportunities, we must consistently provide high quality services and user experiences, encouraging consistent use of our products, while competitively pricing them. Below are examples of how we engage our user base and monetize our businesses:

•

In our Games business, due to our freemium model, we generate substantially all of our revenues from sales of in-game virtual items. Revenues from the sale of such items accounted for 98.1%, 97.7% and 98.1% of our revenues in 2019, 2020 and 2021, respectively. Our players’ willingness to make purchases of in-game virtual items depends upon our ability to create active online communities, deliver engaging content and personalized user experiences. Thus, our ability to sell in-game virtual items is in part dependent upon our ability to convert active users into transacting users and keeping such users engaged through the life of a game. This applies particularly to users of our hardcore games, who tend to spend more time and money as compared to users of our other games. To do this, we focus on releasing leading games and expansion packs to such games while localizing content to cater to the tastes and preferences of the markets in which a game is released.

•

In our Communications and Media business, which includes our free to use communications and media applications, we generate a significant portion of our revenues from selling advertisements and, to a lesser extent, value-added services for businesses which have Zalo accounts, including cloud services and e-commerce listings. In order to increase the value of the advertisements, it is critical that we grow the absolute number of users, as well as the amount of time spent by each user, using our applications. We accomplish this by providing features and functionality that keep our users engaged with our applications. As user numbers and engagement grow so does our ability to more accurately target each advertisement. This leads to a greater number of impressions and our advertisements becoming more valuable to advertisers, driving the price at which they sell. In addition to user engagement, we also competitively price advertisements so that advertisers want to buy them.

•

In our Fintech business, we seek to expand the number of use cases for ZaloPay and merchants settling transactions using the ZaloPay payment gateway. This enables us to expand the ZaloPay network while increasing the number of transactions made and drives the frequency at which we are able to earn commissions from each transaction settled with ZaloPay.

•	In our Long-Term Opportunities business, we primarily seek to increase the number of customers using VNG Cloud and paying for access to the suite of cloud services. A greater number of customers, and particularly those customers paying for multiple VNG Cloud products, creates efficiencies as the incremental cost to add more customers is relatively lower.

New Game Launches, Game Expansion and Game Development

Maintaining and growing our Games revenue is critical to our continuing success and depends upon our ability to improve the content, offers, and features in our existing games and the acquisition or release of new games. We invest a significant amount of our resources to do so. This requires us to stay abreast of users’ evolving needs and preferences, as well as general sentiment in the gaming industry. We have also made a number of investments in independent game development studios to expand our development capabilities. Our ability to successfully update and expand our existing game franchises while maintaining a pipeline of new games across diversified genres and geographic regions will positively affect our future revenue and financial results, particularly as an important component of our growth strategy is to continue expanding our Games business internationally.

Following the completion of this offering, we intend to incur significant costs relating to growing our international and in-house game development capabilities.

Our Ability to Execute Our Growth Initiatives

Our revenue growth has been driven by our strong online game publishing capability in Vietnam, and, in particular, our ability to release improved content, offers and features in existing games. We have used the cash generated from our Games business to organically grow our other businesses. For example, in 2021 we invested significantly in sales and marketing to grow our Fintech business, and we are continuing to grow our Games business outside Vietnam. Developing innovative products is key to our success, and we plan to continue to enhance our ability to innovate our content and product offerings. We have collaborated with a financial institution to launch a money market product and intend to continue developing lending and insurance products for ZaloPay and growing VNG Cloud’s functionality. We have also invested in the hardware upon which our businesses operate, including servers, data centers and other technological infrastructure to process the growing number of activities and transactions brought by our increasingly large user base. In particular, cost intensive artificial intelligence and other deep learning technologies have enabled us to understand our users across all of our business segments, anticipate the improvements and updates they want and bring such improvements to fruition. We expect that supporting our growth initiatives will continue to impact our profitability in the foreseeable future.

Our Fintech segment has used significant incentives to attract customers and users to grow this business and generate demand for its services, and we expect it to continue to do so in the future. These incentives have in the past, and may in the future, exceed the amount of the commissions and fees that our Fintech business receives for its services, which can result in us reporting negative revenue for our Fintech business.

Our Ability to Manage Labor Costs while Efficiently Recruiting Talent

The quality of our employees is a key factor in securing our success and delivering products commensurate with what our users have come to expect from us. We strive to attract, develop and retain industry-leading talent and our results of operations will be impacted by our ability to execute on this as we continue to scale.

As we scale we will need to hire larger numbers of personnel and they may not be available in Vietnam or the countries in which we plan to expand, requiring us to recruit from abroad. Such personnel are likely to be highly specialized, requiring that we increase the amounts we offer to hire and retain them, including through salary, share-based compensation and performance bonuses.

As we grow our business and hire additional employees and expand our senior management team, we expect that our labor costs will increase. In 2019, 2020 and 2021 employee benefit expenses, which primarily consist of the salaries, bonuses and welfare benefits we pay to our employees, accounted for 35.3%, 34.1% and 34.4% of our total expenses, respectively, and at the end of the same periods we had 2,796, 2,832 and 3,557 full-time employees. We expect employee benefit expenses as a percentage of our costs to fall as we increase sales and improve operating efficiency. Furthermore, for all of our Vietnamese employees, we are required to contribute to pension plans and employee social security plans. While we are actively managing our labor costs so they do not increase at a faster rate than our revenues, some of the specialized employees we recruit, particularly for our Fintech business and VNG Cloud, may increase our labor costs on a per head basis as compared to our existing employees.

We have established several employee share plans. We believe these plans incentivize our employees to continue in their service to us as the shares vest over time while enabling us to conserve cash for the expansion of our operations. For more information, see Note 28 to our audited consolidated financial statements included elsewhere in this prospectus. Upon the completion of this offering, to reward the loyalty and commitment of some of our most valuable employees, we will issue equity incentives to certain of our non-Vietnamese and Vietnamese employees. We expect that we will incur share-based payment expenses with respect to such awards. For more information, see “Management—Compensation—Equity Incentive Plans.”

Our Ability to Manage Costs and Expenses

Our financial results depend upon our ability to manage costs and expenses across all of our businesses, including labor costs, cost of revenue, including licensing and royalty costs, payment processing fees, selling and distribution costs and server platform costs. As we grow our user base in our businesses, we expect to incur higher sales and distribution costs. All of our products and services are dependent upon us continuously maintaining and upgrading our own servers and data centers, or paying for commercial cloud services such as Google Cloud, Amazon Web Services, Microsoft Azure and Tencent Cloud. Recently, we have made a significant investment in an additional data center in Vietnam. These data centers and commercial cloud providers ensure that our users are always able to access their accounts and the products and services we provide are always available. In our Games business, we share revenues with third-party game developers and incur fees for having our games and items distributed by digital storefronts. In our Fintech business, we incur significant marketing costs as well as costs associated with developing the technology upon which our Fintech business relies. We have also increased our exposure to credit risk and counterparty risk as we have grown ZaloPay’s services, increasing the cost of doing business.

We have also incurred, and expect to continue incurring, substantial expenses relating to research and development to develop software and platforms. While we align our research and development with commercial viability and applicability, it is important that we continue to incur these expenses, even for products that may not be successful or may be ahead of their time, in order for us to continue anticipating and delivering products demanded by our users and the markets in which we operate. At this stage, these costs are not eligible for capitalization, but we anticipate that this may change in the future as we self-develop more of our own games.

Impact of COVID-19

Despite the challenges we have faced in light of the COVID-19 pandemic, the stay-at-home orders that were in place in Vietnam sporadically throughout the pandemic were favorable to our business as a result of increased time spent with digital entertainment, including casual gaming and games involving socially interactive experiences. As economies reopened, including in Vietnam and across Southeast Asia, we have observed some moderation in online activities and fluctuations in user engagement in our businesses. Relaxation of pandemic-related restrictions appears to have decreased the inclination of users to remain at home, made physical activities more attractive and altered the usage and spending habits of our users, resulting in our users reverting to their pre-pandemic entertainment preferences. Accordingly, the trends we saw with respect to our Games QAU and QPU, revenues and other financial results and operating metrics during COVID-19 impacted periods are not indicative of results for future periods.

Financial Highlights

	Fiscal Year ended December 31,
	2019 Restated(1)	2020 Restated(1)	2021 Restated(1)
	VND	VND	VND	US$
	(VND in millions)
	(audited)
Financial Measures:
Revenue from contracts with customers	4,972,674.2	5,837,191.2	7,374,954.6	318,641,373
Cost of revenue	(3,223,238.1)	(3,866,704.7)	(4,664,462.7)	(201,532,196)

Gross profit	1,749,436.1	1,970,486.5	2,710,491.9	117,109,177
Other operating income	35,976.1	29,740.9	71,549.9	3,091,375
Selling and distribution costs	(1,121,344.3)	(1,445,051.0)	(1,893,508.5)	(81,810,694)
Administrative expenses	(1,242,134.8)	(1,247,067.2)	(1,432,232.1)	(61,880,844)
Other operating expenses	(20,114.3)	(31,592.1)	(41,121.9)	(1,776,710)
Gain or loss on financial assets measured at fair value through profit or loss	(11,769.6)	5,639.5	15,570.2	672,726

Operating loss	(609,950.9)	(717,843.4)	(569,250.6)	(24,594,970)
Loss for the year	(494,018.7)	(650,612.6)	(732,275.4)	(31,638,598)
Total Segment Adjusted EBITDA (non-IFRS)(2)	862,644.3	888,810.1	793,498.8	34,283,810
Corporate costs(3)	(242,254.3)	(132,508.3)	(397,136.4)	(17,158,629)

Adjusted EBITDA (non-IFRS)(2)	620,390.0	756,301.8	396,362.4	17,125,181
Segment revenue(4)
Games	4,034,261.2	4,833,038.3	6,385,165.1	275,876,651
Communications and Media	934,693.1	1,132,549	1,466,828.9	63,375,627
Fintech(5)	(23,195.9)	(80,025.3)	(288,530.2)	(12,466,199)
Long-Term Opportunities	282,342.8	367,327.3	440,331.5	19,024,908
Total segment revenue	5,228,101.1	6,252,889.2	8,003,795.3	345,810,987
Elimination of inter-segment sales	(255,426.9)	(415,698.0)	(628,840.7)	(27,169,614)
Total revenue from contracts with customers	4,972,674.2	5,837,191.2	7,374,954.6	318,641,373
Segment profit or loss(6)
Games	909,854.7	927,333.3	1,685,227.1	72,811,711
Communications and Media	(84,049.6)	51,627.0	110,780.4	4,786,365
Fintech	(489,300.5)	(858,079.0)	(1,468,445.5)	(63,445,472)
Long-Term Opportunities	(161,979.2)	(119,820.4)	(129,294.1)	(5,586,264)
Segment Adjusted EBITDA (non-IFRS)(2)
Games	1,304,555.2	1,455,024.7	1,976,439.8	85,393,814
Communications and Media	35,130.9	171,701.3	222,636.5	9,619,204
Fintech	(461,085.5)	(787,244.4)	(1,418,552.3)	(61,289,795)
Long-Term Opportunities	(15,956.3)	49,328.4	12,974.8	560,587

Notes:

(1)

We have restated the consolidated statements of profit or loss in our consolidated financial statements for 2019, 2020 and 2021. For details, please refer to Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA for our segments are non-IFRS financial measures. See “—Key Operating Metrics and Non-IFRS Financial Measures—Non-IFRS Financial Measures” for further information on how these measures are defined and calculated, limitations of their use and reconciliations to the most directly comparable IFRS financial measures.

(3)

Corporate costs are costs that are not attributed to any of the business segments, including certain general and administrative expenses, marketing expenses and expenses in connection with support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources and legal costs. Corporate costs represent corporate and other unallocated expenses excluding depreciation and amortization, impairment loss and share-based payment expenses.

(4)	Segment revenue is comprised of (i) sales to external customers and (ii) inter-segment sales, which are eliminated upon consolidation. See Note 6 to our consolidated financial statements.
(5)

Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue.

(6)	See Note 6 to our consolidated financial statements.

Key Operating Metrics and Non-IFRS Financial Measures

We identify a number of key operating metrics and non-IFRS financial measures to assess the progress and performance of our business, identify trends affecting our business and make strategic decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS.

Key Operating Metrics

Games QAU and QPU

For our Games business, we track QAU to help us understand the active user base of our games. We track QPU to help us understand user engagement, conversion and spending in our games.

We define QAU as the aggregate number of unique active accounts that played any of our games within three months prior to the date of measurement, and QPU as the aggregate number of unique active accounts through which a payment is made within the three months prior to the date of measurement.

The following table details quarterly figures for our operating metrics for Games:

	2019				2020				2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Games Operating Metrics
QAU (millions)	88.5	78.2	72.0	62.5	72.7	80.3	72.9	75.8	78.7	81.5	85.0	74.1	70.5	69.4
QPU (millions)	4.7	4.7	4.7	4.0	4.3	4.3	3.7	3.8	3.8	3.9	4.2	3.5	3.3	3.6

We believe that our QAU and QPU are largely affected by the release of new games, as well as, to a lesser extent, seasonal factors and the mix of games. In particular these metrics:

•

largely follow the trajectory in which we publish new games as well as the types of games being released, therefore we may experience fluctuations in these user metrics as a result. In the quarter that we release a new game, as well as the following quarter, we typically see a rise in these metrics as users spend a large amount of time playing the game. For example, in the second quarter of 2020 we published League of Legends: Wild Rift and Call of Duty: Mobile in Vietnam, leading to a rise in that quarter’s QAU. Similarly, in the fourth quarter of 2020 we published League of Legends: Wild Rift across Southeast Asia, leading to a rise in QAU in that and the following quarter. In the second quarter of 2021 we published JX1M, one of our most popular games, which lead to a rise in QAU and QPU in that and the following quarter. When user numbers for a game decline we typically launch marketing campaigns or create other incentives for users to continue playing, in attempt to maintain an active user base. However, such campaigns are not always successful;

•

are also affected, to a lesser extent, by seasonal factors, with user numbers and in-game purchases typically higher in our second and third quarters during summer as our business tends to benefit from users’ increased leisure time. The metrics are lower in our fourth quarter and first quarter due to holidays, and in particular ahead of the Lunar New Year period, which we believe consumes our users’ free time and discretionary spending as they prepare for and travel to annual gatherings with family; and

•

are also affected, to a lesser extent, by the mix of games. Of Games 69.4 million QAU in the second quarter of 2022, 54.4% primarily played our hardcore games and 45.6% primarily played our casual games. Our casual games tend to have a high QAU and lower QPU, while our hardcore games have higher monetization potential.

More recently, in the fourth quarter of 2021 and in 2022, in line with the rest of the gaming industry we have also observed a general reduction in user numbers across our Games business. We believe this is due to stay-at-home orders being lifted and our users returning to the various forms of entertainment they frequented prior to the pandemic. We expect this trend to continue through the end of 2022 and into 2023 as user patterns normalize and economies continue to reopen. See “Risks Related to our Business and Operations—We face significant competition across our markets and business segments and may fail to compete effectively against current or future competitors.”

Zalo MAU

For our Communications and Media business, we use MAU to help understand the active user base on our Zalo application. We define a MAU as a registered Zalo user who logged in and used the app through a mobile device or through the desktop application, or took an action to share messages, content or activity with his or her contacts in the last thirty days of any quarterly period.

The following table details quarterly figures for our Communications and Media business:

	2019				2020				2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Zalo Operating Metric
Zalo MAU (millions)	43.3	45.8	47.8	49.7	53.5	55.2	57.2	58.8	61.7	63.5	66.9	70.2	72.0	72.7

We have seen strong growth in our Zalo MAU, increasing from 43.3 million in the first quarter of 2019 to 72.7 million in the second quarter of 2022. We attribute this growth to the increasing levels of service and functionality offered within the Zalo application as well as the growing number of

Vietnamese internet users with a mobile device and popularity of the application more generally. We expect that the growth in Zalo’s MAU may slow given the size of Zalo’s MAU relative to Vietnam’s overall population. Moving forward we will be continuing to focus on further monetization of the Zalo application and cross-selling benefits among our Communications and Media platforms.

Non-IFRS Financial Measures

Adjusted EBITDA and Total Segment Adjusted EBITDA

We define Adjusted EBITDA as loss for the period excluding finance income, finance costs, depreciation and amortization, income tax expense, share of loss of associates, impairment loss recognized in profit or loss and share-based payment expenses.

	Year ended December 31,
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)

Adjusted EBITDA	620,390.0	756,301.8	396,362.4	17,125,181

Adjusted EBITDA is a non-IFRS financial measure presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA is presented because it is a key metric used by our management to assess financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•	Adjusted EBITDA does not reflect share-based payment expenses and, therefore, does not include all of our compensation costs;

•	Adjusted EBITDA excludes certain items that we believe are not representative of our results, including impairment losses, net finance costs and share of loss of associates; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Total Segment Adjusted EBITDA is a non-IFRS financial measure representing the sum of Segment Adjusted EBITDA of our four business segments, excluding in each case corporate costs. Total Segment Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS.

Corporate costs are costs that are not attributed to any of the business segments, including certain general and administrative expenses, marketing expenses and expenses in connection with support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources and legal costs. Corporate costs represent corporate and other unallocated expenses excluding depreciation and amortization, impairment loss and share-based payment expenses.

A reconciliation of loss for the period to Adjusted EBITDA and Total Segment Adjusted EBITDA is set forth below.

	Fiscal Year ended December 31,
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)

Loss for the year	(494,018.7)	(650,612.6)	(732,275.4)	(31,638,598)
Income tax expense	70,418.5	133,497.5	308,315.1	13,321,023
Finance income	(201,428.0)	(222,783.9)	(172,295.8)	(7,444,190)
Finance costs	15,077.3	15,915.1	15,959.3	689,533
Depreciation and amortization	386,461.7	480,143.9	412,422.4	17,819,071
Impairment loss recognized in profit or loss	193,992.3	293,979.9	71,978.3	3,109,886
Share of loss of associates	—	6,140.6	11,046.2	477,262
Share-based payment expenses	649,887.0	700,021.4	481,212.2	20,791,194

Adjusted EBITDA	620,390.0	756,301.8	396,362.4	17,125,181
Corporate costs	242,254.3	132,508.3	397,136.4	17,158,629

Total Segment Adjusted EBITDA	862,644.3	888,810.1	793,498.8	34,283,810

Segment Adjusted EBITDA

Segment Adjusted EBITDA is a non-IFRS financial measure and is defined as segment operating profit or loss excluding depreciation and amortization, impairment loss recognized in profit or loss and share-based payment expenses, and excludes corporate costs.

	Fiscal Year ended December 31,
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)
Segment Adjusted EBITDA (non-IFRS)
Games	1,304,555.2	1,455,024.7	1,976,439.8	85,393,814
Communications and Media	35,130.9	171,701.3	222,636.5	9,619,204
Fintech	(461,085.5)	(787,244.4)	(1,418,552.3)	(61,289,795)
Long-Term Opportunities	(15,956.3)	49,328.4	12,974.8	560,587

Management believes that Segment Adjusted EBITDA is an appropriate measure for evaluating the operating performance of our business segments because it eliminates the impact of expenses that do not directly relate to the performance of the underlying business segment.

The reconciliation of Adjusted EBITDA and Total Segment Adjusted EBITDA to loss for the period at a group level is presented above under “—Adjusted EBITDA and Total Segment Adjusted EBITDA.” Segment Adjusted EBITDA is reconciled to segment operating profit or loss because certain corporate costs, including taxes, finance income, finance costs and share of loss from associates, are only accounted for on a group-wide basis and cannot be tracked on a segment basis. Segment operating profit or loss is the most directly comparable financial measure calculated and presented in accordance with IFRS. See “—Our Operating Segments” for a reconciliation of loss to Segment Adjusted EBITDA for each of our segments, and further information on our operating segments.

Components of Results of Operations

Total Revenue from Contracts with Customers

We currently generate revenue primarily from the sale of in-game virtual items in the games we develop, publish and operate through our Games business, and advertisements sold through our Communications and Media applications. Our Fintech business generates revenue by taking a small commission from transactions settled using ZaloPay and a fee that is charged to users for certain type of transactions. Our Fintech revenue is reported net of incentives, so if incentives exceed our commissions and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue. Long-Term Opportunities generates revenue through the subscription fees we charge for access to VNG Cloud. The following table sets forth a breakdown of our revenue and each item as a percentage of our revenue for the periods indicated.

	Fiscal Year Ended December 31,
	2019 Restated(1)		2020 Restated(1)		2021 Restated(1)
	VND	Percentage of Revenue	VND	Percentage of Revenue	VND	US$	Percentage of Revenue
	(VND in millions)
Games	4,032,256.3	81.1%	4,831,468.9	82.8%	6,381,723.9	275,727,971	86.5%
Communications and Media	931,215.2	18.7%	1,045,424.6	17.9%	1,233,539.8	53,296,168	16.7%
Fintech(2)	(42,519.2)	(0.9)%	(112,465.4)	(1.9)%	(395,130.2)	(17,071,949)	(5.4)%
Long-Term Opportunities	51,722.0	1.0%	72,763.2	1.2%	154,821.1	6,689,183	2.1%

Revenue	4,972,674.2	100.0%	5,837,191.2	100.0%	7,374,954.6	318,641,373	100.0%

Notes:

(1)

We have restated the consolidated statements of profit or loss in our consolidated financial statements for 2019, 2020 and 2021. For details, please refer to Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue.

Games. We use a “freemium” monetization model that allows our users to download and play fully functional games for free. We primarily generate revenue by selling in-game virtual items to our users. The in-game virtual items are either consumable, meaning they are consumed by a user to briefly alter a character’s attributes, or durable, meaning the item is accessible to a user over an extended period of time. Revenues from consumable items are recognized when they are delivered and revenues from durable items are recognized over the estimated average playing period of a user. Users can purchase virtual items through various payment channels, including through the Apple App Store, Google Play Store, as well as ZaloPay, bank transfers, mobile top ups and prepaid cards. For our games published through digital storefronts, such as the Apple App Store and Google Play Store, the platform providers collect proceeds from our users and pay us an amount after deducting platform fees. We are primarily responsible for fulfilling the virtual items, have the control over the content and functionality of games and have the discretion to establish the virtual items’ prices. For revenue earned through digital storefronts, we recognize as revenue the transaction price which is the gross amount that we charge players. For revenue earned through other distribution channels, such as through agents, telecommunication companies and online platforms, we recognize as revenue the consideration received from the distributor.

When a user makes an in-game purchase of a durable virtual item or increases the amount of in-game currency maintained in their account, and such purchases are no longer refundable, they are recorded as “deferred revenue” and the corresponding cost of the sale is recorded as “prepayments, deposits and other assets.” Deferred revenue for our Games business is subject to fluctuations as it is driven by our estimates of the service delivery obligation period, which is mainly determined by users’ playing patterns and behaviors. For example, if a user was to purchase an item but use it over the course of six months, the deferred revenue would be recognized over a longer period of time as compared to a user purchasing an item and using it within six weeks.

The primary driver for revenue growth in our Games business is the number of paying users playing our games, and their level of engagement. Due to the “freemium” monetization model, it is essential that we consistently develop and publish engaging games which attract a community of users. A larger number of users playing games leads to greater in-game competition, creating a network effect that helps us maintain a game’s popularity as the user base and community remain active. As we continue to launch new games, and as we continue developing game enhancements, we expect the number of active users and levels of engagement with our games to grow. By increasing the number of active users in our games, we attempt to increase the likelihood of such users making in-game purchases as they seek competitive advantages by purchasing consumable and durable virtual items. Currently, Games constitutes a significant proportion of our revenue largely because our other businesses were launched later and are in an earlier stage of growth and monetization.

Communications and Media. We primarily generate revenue through the sales of advertisements placed in applications such as Zalo and our media and music streaming and news aggregation applications. In addition to advertisements, we also offer value-added services for businesses which have Zalo accounts, including cloud services and e-commerce listings. For Zalo Ads, we auction advertisement spaces through the Zalo Ads dashboard, and advertisers with the highest bids are able to display their advertisements. The starting price of the bids, and the amount of revenue we are able to earn from such advertisements, corresponds to the number of users clicking on an ad, the number of impressions the ad makes or the number of views an ad gets. In the case of performance based advertisements, we earn revenue based on when relevant specific performance measures have been met. For Adtima, we generate revenue by assisting advertisers in creating marketing campaigns or through performance-based advertising based on actual performance measurements.

The primary driver for advertisement revenues is the number of users, level of user engagement on our platforms, which we grow through product innovations and the release of new products, and the spaces within our applications where we can sell advertisements. Greater number of users and greater user engagement translates to more users more frequently accessing our applications, playing songs and viewing content. This results in a greater number of users seeing the advertisements we sell, which increases the value of advertising on our platforms and the price at which we sell advertisements. The number of advertisers advertising on Zalo Ads and Adtima, as well as their advertising budget, also drives advertisement revenue.

Fintech. We primarily generate revenue by taking a commission of the total amount of a transaction completed using the ZaloPay digital wallet or settled using the ZaloPay payment gateway.

Revenue is recognized when the underlying transaction is completed. The primary driver for payment services revenue is the number of transacting users and number of merchants accepting ZaloPay as a payment option. We anticipate that the percentage of revenue attributable to this business will increase as our network of users and merchants grow. Revenue is presented net of incentives for customers and users, which can result in negative revenue where these amounts exceed our commissions and fees.

Long-Term Opportunities. We primarily generate revenue from VNG’s enterprise cloud offering by charging VNG Cloud’s customers on either a subscription or consumption basis, depending on the services a customer chooses to use and how they wish to be billed. Revenue for subscription services is recognized over the subscribed period when the services are delivered to customers. For cloud services provided on a consumption basis, revenue is recognized based on the customer utilization of the resources. VNG Cloud will continue to be one of our focus areas of development as we seek to expand the product to more clients in Vietnam and increase VNG Cloud’s monetization opportunities.

Our revenue is generated primarily in Vietnam, as well as in Singapore and other markets. In 2019, 2020 and 2021, revenues contributed by Vietnam equaled 88.7%, 81.7% and 83.8%, respectively, and as of the same dates revenues contributed by Singapore and other locations outside Vietnam equaled 11.3%, 18.3% and 16.2% of our revenue. We anticipate that the percentage of revenue contributed by locations outside Vietnam will increase over time given our regional growth strategy.

For a discussion of the effects of seasonality, see “Business—Seasonality.”

Cost of Revenues

Our cost of revenue primarily consists of direct expenses in generating revenue from our businesses, including royalties and licensing fee amortization, employee benefit expenses, depreciation and amortization expenses for other assets directly involved in the generation of revenues, which primarily include servers, external service costs, and other overhead expenses.

The largest components of our cost of revenue are discussed below.

Royalty fees. For our Games business these relate to payments made to game developers of the games we publish and royalty payments for songs and music video copyright in connection with Zing MP3.

Employee benefit expenses. This consists of compensation costs, including wages, bonus and welfare benefits, share-based compensation, severance allowance and long-term sabbatical leave expense, for our employees directly involved in the generation of revenue.

Cost of external services rendered. This consists of server rental fees, bank charges incurred in our Fintech business as users transfer money into their digital wallets and operational costs associated with our data centers. For our Games business, digital storefront providers (such as Apple and Google) charge a transactional payment processing fee to accept payments from our users for the purchase of in-app virtual goods. Payment processing fees and other related expenses for in-app purchases made through our proprietary platforms are lower than the platform fee for third party platforms.

Depreciation and amortization expenses. This consists of depreciation of fixed assets, and amortization of intangible and right-of-use assets, including game licenses, computer software and technology, and expenses for other assets.

In 2019, 2020 and 2021 our cost of revenue equaled 64.8%, 66.2% and 63.2% of our revenue, respectively. We expect that our cost of revenues will increase on an absolute dollar basis with the growth of our businesses for the foreseeable future as we continue to invest and broaden our offerings and scale our operations. To the extent we are successful in becoming more efficient in operating our business or reach economies of scale, we expect cost of revenues as a percentage of revenue to decrease.

Selling and Distribution Costs

Our selling and distribution costs consist primarily of online and offline advertising and promotion expenses for promoting our products and services, user acquisition, promoting the VNG brand and employee benefits expenses, including wages, bonus and welfare benefits, sabbatical leave expense and share-based compensation, for our employees engaged in sales and marketing functions.

In 2019, 2020 and 2021 our selling and distribution costs equaled 22.6%, 24.8% and 25.7% of our revenue, respectively. We plan to continue investing in sales and marketing to grow our user base and increase user engagement on our platforms. As a result, we expect sales and distribution costs to increase for the foreseeable future as we grow our business.

Administrative Expenses

Our administrative expenses consist primarily of employee benefits expense for employees engaged in corporate support and administrative functions, including our senior leadership, external services rendered, including consulting fees, office operational costs and leases, depreciation and amortization expenses, provision for credit losses for our Fintech business, and impairment losses.

In 2019, 2020 and 2021 our administrative expenses equaled 25.0%, 21.4% and 19.4% of our revenue, respectively. We expect our administrative expenses to increase for the foreseeable future as we grow our business, as well as to cover the additional expenses associated with being a publicly-listed company.

Other Operating Expenses

Other operating expenses primarily relate to net foreign exchange losses, tax penalties and other miscellaneous expenses.

Finance Income and Finance Costs

Finance income relates primarily to interest income on cash and cash equivalents and term deposits. Finance costs primarily relate to interest costs on lease liabilities and other financial liabilities measured at amortized cost.

Share of Loss from Associates

Share of loss from associates relates to our share of the results of our investments in associates. See Note 16 to our consolidated financial statements for further information.

Income Tax Expense

We are subject to income taxes in the jurisdictions in which we do business, primarily in Vietnam and Singapore. Our effective tax rate will vary depending on the relative proportion of income derived from each jurisdiction, use of tax credits and exemptions, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. As of December 31, 2021, we had VND26.8 billion (US$1.2 million) of deferred tax assets mainly in connection with losses available for offset against future taxable income.

Results of Operations

The following table sets forth a summary of VN OpCo’s consolidated income statement and each item as a percentage of its revenues.

	Year Ended December 31,
	2019 Restated(1)		2020 Restated(1)		2021 Restated(1)
	VND	Percentage of Revenue	VND	Percentage of Revenue	VND	US$	Percentage of Revenue
	(VND in millions)
Revenues from contracts with customers
Games	4,032,256.3	81.1%	4,831,468.9	82.8%	6,381,723.9	275,727,971	86.5%
Communications and Media	931,215.2	18.7%	1,045,424.6	17.9%	1,233,539.8	53,296,168	16.7%
Fintech(2)	(42,519.2)	(0.9)%	(112,465.4)	(1.9)%	(395,130.2)	(17,071,949)	(5.4)%
Long-Term Opportunities	51,722.0	1.0%	72,763.2	1.2%	154,821.1	6,689,183	2.1%

Revenues	4,972,674.2	100.0%	5,837,191.2	100.0%	7,374,954.6	318,641,373	100.0%
Cost of revenues	(3,223,238.1)	(64.8)%	(3,866,704.7)	(66.2)%	(4,664,462.7)	(201,532,196)	(63.2)%

Gross profit	1,749,436.1	35.2%	1,970,486.5	33.8%	2,710,491.9	117,109,177	36.8%
Other operating income	35,976.1	0.7%	29,740.9	0.5%	71,549.9	3,091,375	1.0%
Selling and distribution costs	(1,121,344.3)	(22.6)%	(1,445,051.0)	(24.8)%	(1,893,508.5)	(81,810,694)	(25.7)%
Administrative expenses	(1,242,134.8)	(25.0)%	(1,247,067.2)	(21.4)%	(1,432,232.1)	(61,880,844)	(19.4)%
Other operating expenses	(20,114.3)	(0.4)%	(31,592.1)	(0.5)%	(41,121.9)	(1,776,710)	(0.6)%
Gain or loss on financial assets measured at fair value through profit or loss	(11,769.6)	(0.2)%	5,639.5	0.1%	15,570.2	672,726	0.2%

Operating loss	(609,950.9)	(12.3)%	(717,843.4)	(12.3)%	(569,250.6)	(24,594,970)	(7.7)%
Finance income	201,428.0	4.1%	222,783.9	3.8%	172,295.8	7,444,190	2.3%
Finance costs	(15,077.3)	(0.3)%	(15,915.1)	(0.3)%	(15,959.3)	(689,533)	(0.2)%
Share of loss from Associates	—	—	(6,140.6)	(0.1)%	(11,046.2)	(477,262)	(0.1)%

Loss before tax	(423,600.2)	(8.5)%	(517,115.1)	(8.9)%	(423,960.3)	(18,317,575)	(5.7)%
Income tax expense	(70,418.5)	(1.4)%	(133,497.5)	(2.3)%	(308,315.1)	(13,321,023)	(4.2)%
Loss for the year	(494,018.7)	(9.9)%	(650,612.6)	(11.1)%	(732,275.4)	(31,638,598)	(9.9)%

Notes:

(1)

We have restated the consolidated statements of profit or loss in our consolidated financial statements for 2019, 2020 and 2021. For details, please refer to Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

(2)

Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue.

Years Ended December 31, 2019, 2020 and 2021

Revenue. Our revenue increased by 26.3% to VND7,375.0 billion (US$318.6 million) in 2021 from VND5,837.2 billion in 2020, primarily as a result of an increase in revenues in our Games business. Our revenue increased by 17.4% to VND5,837.2 billion in 2020 from VND4,972.7 billion in 2019, primarily as a result of an increase in revenues in our Games business.

•

Games revenue increased by 32.1% to VND6,381.7 billion (US$275.7 million) in 2021 from VND4,831.5 billion in 2020 primarily as a result of an increase in revenues from the sale of in-game virtual items due to the release of several new titles including JX1M and Cloud Song and, to a lesser extent, ZingPlay’s growth across LatAm and Southeast Asia. Games revenue increased by 19.8% to VND4,831.5 billion in 2020 from VND4,032.3 billion in 2019, as a result of an increase in revenues earned from the sale of in-game virtual items due to the release of Perfect World Mobile and Call of Duty: Mobile, ZingPlay in markets outside Vietnam and the launch of several new titles, including Perfect World and League of Legends: Wild Rift.

•

Communications and Media revenue increased by 18.0% to VND1,233.5 billion (US$53.3 million) in 2021 from VND1,045.4 billion in 2020, due to an increase in non-advertising revenue, which primarily consisted of fees generated by value-added services for businesses which have Zalo accounts, including cloud services and e-commerce listings. Communications and Media revenue increased by 12.3% to VND1,045.4 billion in 2020 from VND931.2 billion in 2019, due to an increase in non-advertising revenue for similar reasons as discussed in the immediately preceding sentence. Advertising revenue, which has been the traditional driver of revenue in our Communications and Media business, comprised over 80% of total Communications and Media revenue during 2019, 2020 and 2021. However, due to the general downturn in economic activity during the COVID-19 pandemic, revenue growth was driven by value-added services.

•

Fintech revenue is reported net of customer and user incentives, so if incentives exceed Fintech’s commission and fees received, and the excess is not in exchange for distinct goods or services transferred by customers, it can result in Fintech reporting negative revenue. Fintech revenue was VND(395.1) billion (US$(17.1) million) in 2021, compared to negative VND(112.5) billion in 2020, and VND(42.5) billion in 2019. Over this period, Fintech has made significant incentive payments to users and customers to encourage use of its platform. This has contributed to the growth in our MTUs and the number of transactions made by such users. In particular, in December 2021 our MTUs were 3.6 million, up from 2.3 million in December 2020. The number of transactions made by such users grew to 244.9 million in 2021 from 74.6 million in 2020. The number of unique active merchants grew to 556 in December 2021 from 347 in December 2020. In December 2019 our MTUs were 0.4 million and we had 180 unique active merchants. In 2019 the number of transactions made by such users was 31.3 million.

•

Long-Term Opportunities revenue increased by 112.8% to VND154.8 billion (US$6.7 million) in 2021 from VND72.8 billion in 2020, as a result of an increase in revenues earned from the provision of cloud services. This was due to an increase in the number of cloud customers to 689 in 2021 from 526 in 2020 and the number of cloud services such customers are using. Long-Term Opportunities revenue increased by 40.7% to VND72.8 billion in 2020 from VND51.7 billion in 2019, for similar reasons. In 2019 we had 332 cloud customers.

Cost of Revenues. Our cost of revenues increased by 20.6% to VND4,664.5 billion (US$201.5 million) in 2021 from VND3,866.7 billion in 2020, primarily as a result of increases in royalty fees we incurred on a per game basis and employee benefit expenses. Our cost of revenues increased by 20.0% to VND3,866.7 billion in 2020 from VND3,223.2 billion in 2019, as a result of increases in the royalty fees we incurred on a per game basis, employee benefit expenses and cost of external services rendered.

•

Royalty fees, which primarily consist of royalty fees owed to developers of the games we publish, increased by 49.7%, to VND1,818.4 billion (US$78.6 million) in 2021 from VND1,214.9 billion in 2020, as a result of an increase in royalties owed to game developers of the popular titles we published in 2021, including JX1M and Cloud Song, which both had more sales of in-game virtual items and relatively higher royalties given the popularity of the games. Royalty fees remained flat and increased by 0.2%, to VND1,214.9 billion in 2020 from VND1,212.2 billion in 2019, and were driven by royalties owed to game developers due to the sale of in-game virtual items from the release of PUBG Mobile, Perfect World Mobile and Call of Duty: Mobile in 2020.

•

Employee benefit expenses for our employees directly involved in the generation of revenue increased by 33.2% to VND1,465.7 billion (US$63.3 million) in 2021 from VND1,100.3 billion in 2020, primarily as a result of an increase in costs associated with salaries and other benefits, including sabbatical leave, as well as the increasing number of employees in a revenue generating capacity we hired as we scaled our operations. Employee benefit expenses increased by 18.3% to VND1,100.3 billion in 2020 from VND929.9 billion in 2019, for similar reasons.

•

Cost of external services rendered increased by 21.7% to VND1,057.0 billion (US$45.7 million) in 2021 from VND868.3 billion in 2020, as a result of increases in server costs and fees paid to the digital store fronts, which was in line with the growth in our revenues, and bank charges relating to fees we incur as users transfer funds into their ZaloPay digital wallet. Cost of external services rendered increased by 58.4% to VND868.3 billion in 2020 from VND548.3 billion in 2019, as a result of increases in server and cloud costs, which was in line with the growth in our revenues, and bank charges relating to ZaloPay related funds transfers.

•

Depreciation and amortization expenses decreased by 22.4% to VND243.8 billion (US$10.5 million) in 2021 from VND314.1 billion in 2020, as a result of the write-off of depreciable assets no longer used, the disposal of fixed assets and the impairment and write-off of intangibles. Depreciation and amortization expenses increased by 12.4% to VND314.1 billion in 2020 from VND279.6 billion in 2019, as a result of depreciation expenses relating to the servers and data center that we own.

Gross Profit. As a result of the foregoing, we recorded a gross profit of VND2,710.5 billion (US$117.1 million) in 2021, representing a gross profit margin of 36.8%, compared to a gross profit of VND1,970.5 billion in 2020, representing a gross profit margin of 33.8%. In 2019, we recorded a gross profit of VND1,749.4 billion, representing a gross profit margin of 35.2%.

Selling and distribution costs. Selling and distribution costs increased by 31.0%, to VND1,893.5 billion (US$81.8 million) in 2021 from VND1,445.0 billion in 2020, as a result of an increase in our advertising and promotion expenses, which primarily related to the marketing expenses we incurred for our new game launches and to increase awareness of ZaloPay, and employee benefit expenses, which primarily related to the salaries, bonuses and sabbatical leave owed to our growing number of employees engaged in sales and marketing functions. Selling and distribution costs increased by 28.9%, to VND1,445.0 billion in 2020 from VND1,121.3 billion in 2019, for similar reasons.

Administrative expenses. Administrative expenses increased by 14.8%, to VND1,432.2 billion (US$61.9 million) in 2021 from VND1,247.1 billion in 2020, primarily as a result of an increase in external services rendered, including fees incurred in relation to this offering, and an increase in employee benefit expenses for our senior management. Administrative expenses increased by 0.4% to VND1,247.1 billion in 2020 from VND1,242.1 billion in 2019, primarily as a result of an increase in depreciation expenses relating to servers which support our administrative function, which was offset by a decrease in external services rendered, which primarily related to fees associated with the Lang Van litigation.

Other operating expenses. Other operating expenses increased by 30.2% to VND41.1 billion (US$1.8 million) in 2021 from VND31.6 billion in 2020, as a result of an increase in our foreign exchange loss. Other operating expenses increased by 57.1% to VND31.6 billion in 2020 from VND20.1 billion in 2019, as a result of fees we had to pay in relation to contracts we terminated.

Net finance income. Net finance income (which is finance income net of finance costs) decreased by 24.4% to VND156.3 billion (US$6.8 million) in 2021 from VND206.9 billion in 2020, as a result of changing some bank deposits to shorter-term lower interest bearing accounts to provide flexibility in our operating and investment activities. Net finance income increased by 11.0% to VND206.9 billion in 2020 from VND186.4 billion in 2019, primarily due to interest income relating to cash and cash equivalents as well as term deposits.

Share of loss of associates. Share of loss of associates increased by 79.9% to VND11.0 billion (US$0.5 million) in 2021 from VND6.1 billion in 2020, primarily as a result of the additional losses we recognized from our investment in an associate. Share of loss of associates was VND6.1 billion in 2020 as a result of losses we recognized from our investment in an associate.

Income tax expense. Income tax expense increased by 131.0% to VND308.3 billion (US$13.3 million) in 2021 from VND133.5 billion in 2020, primarily as a result of unrecognized deferred tax assets for deferred revenue; unrecognized deferred tax assets for tax losses carried forward and the deductible provision for investment as a result of the increased loss in our Fintech business. Income tax expense increased by 89.6% to VND133.5 billion in 2020 from VND70.4 billion in 2019, for similar reasons. We are subject to a statutory corporate tax rate of 20% in Vietnam.

Loss for the Year. Our loss for the year increased by 12.6% to VND732.3 billion (US$31.6 million) in 2021 from VND650.6 billion in 2020, which loss increased by 31.7% from VND494.0 billion in 2019.

Our Operating Segments

We have four reportable segments: Games; Communications and Media; Fintech and Long-Term Opportunities. The chief operating decision maker reviews the performance of each segment mainly based on segment revenue and operating profit or loss and uses these results for purposes of allocating resources to and evaluating the financial performance of each segment.

	Fiscal Year Ended December 31,
	2019 Restated(1)	2020 Restated(1)	2021 Restated(1)
	VND	VND	VND	US$
	(VND in millions)
Segment revenue(2)
Games	4,034,261.2	4,833,038.3	6,385,165.1	275,876,651
Communications and Media	934,693.1	1,132,549	1,466,828.9	63,375,627
Fintech(3)	(23,195.9)	(80,025.3)	(288,530.2)	(12,466,199)
Long-Term Opportunities	282,342.8	367,327.3	440,331.5	19,024,908

Total segment revenue(2)	5,228,101.1	6,252,889.2	8,003,795.3	345,810,987
Elimination of inter-segment sales	(255,426.9)	(415,698.0)	(628,840.7)	(27,169,614)
Total revenue from contracts with customers	4,972,674.2	5,837,191.2	7,374,954.6	318,641,373

Note:

(1)  We have restated the consolidated statements of profit or loss in our consolidated financial statements for 2019, 2020 and 2021. For details, please refer to Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

(2)  Segment revenue is comprised of (i) sales to external customers and (ii) inter-segment sales, which are eliminated upon consolidation. See Note 6 to our consolidated financial statements.

(3)  Our Fintech revenue is reported net of incentives, so if incentives given to customers and users exceed Fintech’s commission and fees received (which represent Fintech’s gross revenue), it can result in us reporting negative Fintech revenue.

Segment operating profit or loss
Games	909,854.7	927,333.3	1,685,227.1	72,811,711
Communications and Media	(84,049.6)	51,627.0	110,780.4	4,786,365
Fintech	(489,300.5)	(858,079.0)	(1,468,445.5)	(63,445,472)
Long-Term Opportunities	(161,979.2)	(119,820.4)	(129,294.1)	(5,586,264)

Total segment operating profit	174,525.4	1,060.9	198,267.9	8,566,340

Segment Revenue. For an analysis of segment revenue after inter-segment sales (which are eliminated upon consolidation), see the discussion of “total revenue from contract with customers” for the periods presented under “—Results of Operations.”

Years Ended December 31, 2019, 2020 and 2021

Total Segment Operating Profit. Our total segment operating profit increased significantly to VND198.3 billion (US$8.6 million) in 2021 from VND1.1 billion in 2020, primarily as a result of the release of JX1M and other popular titles as well as the continued popularity of PUBG Mobile. Our total segment operating profit decreased significantly to VND1.1 billion in 2020 from VND174.5 billion in 2019, primarily as a result of the incentives to customers and marketing costs we incurred in 2020 in relation to our Fintech business.

•

Games segment operating profit increased by 81.7% to VND1,685.2 billion (US$72.8 million) in 2021 from VND927.3 billion in 2020, primarily as a result of the release of JX1M and Cloud Song and the continued popularity of PUBG Mobile and, to a lesser extent, ZingPlay’s growth across LatAm and Southeast Asia. Games segment operating profit increased by 1.9% to VND927.3 billion in 2020 from VND909.9 billion in 2019, as a result of a slight increase in revenues from the sale of in-game virtual items, which was partially offset by an impairment of non-financial assets expense we made in relation to Autochess as the game was not as popular as anticipated.

•

Communications and Media segment operating profit increased by 114.6% to VND110.8 billion (US$4.8 million) in 2021 from VND51.6 billion in 2020, as a result of an increase in value-added services available to small and medium businesses and other value-added services, such as the in-app games. Communications and Media’s segment result increased by 161.4% to a segment operating profit of VND51.6 billion in 2020 from a segment operating loss of VND84.0 billion in 2019, as a result of the large marketing campaigns we undertook in 2019 not continuing through 2020 as well as the suspension of offline marketing events due to the COVID-19 pandemic.

•

Fintech segment operating loss increased by 71.1% to a loss of VND1,468.4 billion (US$63.4 million) in 2021 from a loss of VND858.1 billion in 2020, as a result of incentives for customers and marketing costs we incurred in 2021 as we continued to grow this business segment. Fintech segment operating loss increased by 75.4% to a loss of VND858.1 billion in 2020 from a loss of VND489.3 billion in 2019, as a result of the incentives for customers and marketing costs we incurred in 2020 as we continued to grow this business segment.

•

Long-Term Opportunities segment operating loss increased by 7.9% to a loss of VND129.3 billion (US$5.6 million) in 2021 from a loss of VND119.8 billion in 2020, as a result of the increased headcount needed to support growth in the business segment. Long-Term Opportunities segment operating loss decreased by 26.0% to a loss of VND119.8 billion in 2020 from VND162.0 billion in 2019, as a result of lower growth in VNG Cloud revenue.

Segment Adjusted EBITDA is a non-IFRS financial measure presented as a supplemental measure of our performance. Segment Adjusted EBITDA should not be considered as an alternative to operating segment profit or loss for the year or any other measure of financial performance calculated and presented in accordance with IFRS. Management believes that Segment Adjusted EBITDA is an appropriate measure for evaluating the operating performance of our business segments because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business segment.

The tables below detail our Segment Adjusted EBITDA for the periods presented for each segment, as well as provide a reconciliation of segment operating profit or loss to Segment Adjusted EBITDA for each segment for the periods presented.

	Year ended December 31, 2021
	Games	Communications and Media	Fintech	Long-Term Opportunities
	(VND in millions)
Operating segment profit or loss	1,685,227.1	110,780.4	(1,468,445.5)	(129,294.1)
Depreciation and amortization	138,510.9	—	—	127,213.5
Impairment of non-financial assets	67,214.8		4,763.5
Share-based payment expenses	85,487.1	111,856.1	45,129.6	15,055.3

Segment Adjusted EBITDA (non-IFRS)	1,976,439.8	222,636.5	(1,418,552.3)	12,974.8

	Year ended December 31, 2020
	Games	Communications and Media	Fintech	Long-Term Opportunities
	(VND in millions)
Operating segment profit or loss	927,333.3	51,627.0	(858,079.0)	(119,820.4)
Depreciation and amortization	177,465.0	525.4	565.8	159,862.0
Impairment of non-financial assets	263,104.4	—	30,875.5	—
Share-based payment expenses	87,122.1	119,548.9	39,393.3	9,286.8

Segment Adjusted EBITDA (non-IFRS)	1,455,024.7	171,701.3	(787,244.4)	49,328.4

	Year ended December 31, 2019
	Games	Communications and Media	Fintech	Long-Term Opportunities
	(VND in millions)
Operating segment profit or loss	909,854.7	(84,049.6)	(489,300.5)	(161,979.2)
Depreciation and amortization	155,272.3	74.2	161.9	143,399.8
Impairment of non-financial assets	188,561.2	—	5,431.1	—
Share-based payment expenses	50,867.1	119,106.2	22,622.1	2,623.1

Segment Adjusted EBITDA (non-IFRS)	1,304,555.2	35,130.9	(461,085.5)	(15,956.3)

Liquidity and Capital Resources

Capital Resources

Our primary source of liquidity has historically been cash flows generated from our operations, with Games being the main source of operating cash flows. In addition, we have supplemented these sources with financing activities such as the issuance of shares in VN OpCo and, to a lesser extent, borrowings from banks, primarily to finance specific capital expenditures, such as the construction of our new data center in Ho Chi Minh City. As of December 31, 2021, we had VND1,882.3 billion (US$81.3 million) of cash and cash equivalents and VND2,465.7 billion (US$106.5 million) of term deposits with banks.

Since our inception, we have utilized capital resources to develop our products, with expenses including operating costs for personnel and marketing. We have also used cash for capital expenditure, including our existing data center, the second data center that we constructed and other investments. Historically, we have also used cash to repurchase shares from shareholders in VN OpCo, which, as described in “—Capital Expenditures,” below, we expect to continue to do in the manner described in “Our Corporate Structure—Onshore to Offshore and Cash Conversion.”

With the exception of the incurrence of debt under the Citi Loan to fund the purchase by VN HoldCo of a portion of the treasury shares in VN OpCo (including the related deposit by VN OpCo of cash into a restricted account to collateralize drawdowns under the Citi Loan), to date we have not used or received capital resources in connection with the Reorganization. ListCo’s acquisition of the 47.6% direct equity interest in VN OpCo from the Original Foreign Investors with direct equity interests in VN OpCo, the transactions to be consummated under the Cooperation Agreement upon the completion of this offering, the acquisition of the minority interest in Zion and the other transactions comprising the Reorganization will be funded using a portion of the net proceeds from this offering. See “Our Corporate Structure—The Reorganization” and “Use of Proceeds.”

Future Capital Requirements

Following the completion of this offering, we intend to continue investing in our Fintech business in Vietnam and our Games business internationally, including through our re-investment of operating cash flows from Games in current investee independent gaming studios to jointly develop games targeted at the hardcore gamer market. In the current economic climate, we have reassessed our strategic plan and at this stage do not plan to actively pursue additional minority and strategic investments in Long Term Opportunities, although we may in the future pursue potential acquisitions or investments which align with our strategic criteria.

Pursuant to the terms of the Cooperation Agreement, we expect that ListCo, acting through VN HoldCo, will from time to time make offers to purchase ordinary shares in VN OpCo from the holders of the non-controlling interest in VN OpCo. See “Our Corporate Structure—Onshore to Offshore and Cash Conversions.” Whether to make such offers (and in what amounts) will be within the sole discretion of the board of directors of ListCo, and we expect that the board will consider factors such as our historical levels of buybacks of ordinary shares in VN OpCo, the liquidity and price levels of other sources of demand for shares in VN OpCo, including UPCOM, the importance of equity compensation to the hiring and retention of Vietnamese employees, our capital structure at the time, in particular ListCo’s continued ability to hold and recognize in its consolidated financial statements indirect effective interests in VN OpCo via VH HoldCo, and the overall performance and cash needs of our business.

We plan to fund these and other expenditures through cash flows from operations, the net proceeds of this offering and, as necessary and taking into account the cost of capital and market conditions, additional debt and/or equity financing. Following the completion of the Reorganization and this offering, we believe that our cash and cash equivalents, our cash flows from operations and the remaining portion of the net proceeds from this offering will be sufficient to meet our normal operating requirements during the next 12 months. However, our liquidity assumptions may prove to be incorrect, and could exhaust our available capital resources sooner than we currently expect. We may seek to raise additional funds at any time through equity or debt financing arrangements. See “Risk Factors—Risks Related to Our Business and Operations—We may be unable to obtain future financing on favorable terms, or at all, to fund expected capital expenditures, potential opportunistic acquisitions and working capital requirements.”

Based on our current expectations of our future capital requirements, we do not believe that our ability to fund our operations onshore or offshore will be materially hindered by Vietnam’s exchange control mechanisms designed to limit foreign currency outflows. Given our mix of onshore and offshore operations—the Non-Vietnamese Subsidiaries that will be transferred to ListCo upon the completion of this offering represented 16.2% of our total revenues of VND7,375.0 billion (US$318.6 million) for 2021; and they represented 8.8% of our total assets which were VND9,089.5 billion (US$392.7 million) as of December 31, 2021—we believe that debt financing will be readily available to us onshore and offshore.

Apart from third-party debt financing:

•

should our onshore funding needs be greater than our available capital resources onshore, under existing law ListCo would be permitted to fund short-term shareholder loans (those with a term of less than 12 months) to VN OpCo in the ordinary course and subject only to the requisite corporate approvals and any relevant requirements under the foreign borrowing and repayment regulations of Vietnam, including any regular reporting requirement. ListCo could also inject funds into our onshore operations via pro rata subscription of pre-emptive rights for additional ordinary shares at VN OpCo, including by indirectly subscribing for VN HoldCo’s entitlement, with the underlying shares being subject to future delivery pursuant to the Cooperation Agreement. Additionally, we expect to inject funds regularly from ListCo to our onshore operations to maintain ListCo’s 49% direct equity interest in VN OpCo when we issue equity incentives in the form of ordinary shares in VN OpCo. See “Management—Compensation—Relationship Between Equity Compensation and Our Corporate Structure” for more details; and

•

should our offshore funding needs be greater than our available capital resources offshore, we could seek financing via the issuance of additional Class A ordinary shares or, alternatively, in the form of dividend payments from ListCo’s non-Vietnamese subsidiaries (or, if necessary, VN OpCo, which would not be a preferred form of financing—see “Risk Factors—Risks related to our Corporate Structure, Restrictions on our Industry and Doing Business in Vietnam and Southeast Asia—ListCo is a holding company, with no material operations of its own, and its ability to pay expenses and obligations, including payments under the Cooperation Agreement, is limited by our corporate structure. Moreover, foreign exchange controls may limit our ability to use our revenue and cash effectively and thus affect the value of your investment”).

All payments from ListCo to VN HoldCo under the Cooperation Agreement, including for the transactions that will be consummated at the completion of this offering, are substantially pass-through payments, with no amounts being retained or withheld at VN HoldCo. For example, the amount paid by ListCo to VN HoldCo upon the completion of this offering for the acquisition by ListCo, under the terms of the Cooperation Agreement, of a 24.4% indirect effective interest in VN OpCo will be used by VN HoldCo to repay the Citi Loan in full. Any future purchases by VN HoldCo of ordinary shares in VN OpCo from the holders of the non-controlling interest in VN OpCo (or as part of an issue of primary shares by VN OpCo) are expected to be effectively funded by ListCo, through the substantially contemporaneous purchase of those shares by ListCo, for future delivery under the Cooperation Agreement.

Cash Flows

The following tables present a summary of our cash flows for the years indicated:

	Fiscal Year Ended December 31,
	2019	2020	2021
	VND	VND	VND	US$
	(VND in millions)
	(Audited)
Net cash flows from (used in) operating activities	984,786.8	640,087.1	706,354.5	30,518,666
Net cash flows (used in) from investing activities	(1,195,836.4)	(293,424.9)	(1,406,505.6)	(60,769,303)
Net cash flows from financing activities	1,102,949.9	217,146.9	416,298.6	17,986,543
Net increase (decrease) in cash and cash equivalents	891,900.4	563,809.1	(283,852.5)	(12,264,094)
Cash and cash equivalents at beginning of year	710,088.4	1,602,367.7	2,166,178.8	93,591,654
Net foreign exchange difference	379.0	2.0	(17.2)	(745)

Cash and cash equivalents at end of year	1,602,367.7	2,166,178.8	1,882,309.1	81,326,815

Net cash flows from operating activities

Our net cash flows from operating activities in 2021 was VND706.4 billion (US$30.5 million). We had a loss before tax of VND424.0 billion (US$18.3 million). The adjustments to reconcile loss before tax to net cash flows from operating activities include depreciation of property, plant and equipment of VND221.9 billion (US$9.6 million), relating to our servers and IT systems and the VNG Campus; amortization of intangible assets of VND190.5 billion (US$8.2 million), which primarily comprise licenses for the games we publish; share-based compensation costs of VND481.2 billion (US$20.8 million) as a result of ordinary course share issuances under our employee stock option plans in effect prior to this offering; and severance allowance and other employee benefits of VND152.0 billion (US$6.6 million) for a new sabbatical leave policy effective in 2021. Changes in working capital were impacted by:

•	an increase in restricted cash of VND255.9 billion (US$11.1 million) relating to wallet balances for ZaloPay users and receipts for merchants which have not yet been transferred to them;

•

an increase in prepayments, deposits, other receivables and other assets of VND277.5 billion (US$12.0 million), primarily relating to funds held in escrow pending closing of the investment we made in an associate;

•	an increase in trade payables of VND451.5 billion (US$19.5 million) relating to royalty fees for the games we publish; and

•

an increase in other payables, accruals and liabilities of VND386.9 billion (US$16.7 million) relating to accrued but not invoiced royalty fees for the games we published and amounts owed to merchants who settled transactions using ZaloPay.

Our net cash flows from operating activities in 2020 was VND640.1 billion. We had a loss before tax of VND517.1 billion. The adjustments to reconcile loss before tax to net cash flows from operating activities include depreciation of property, plant and equipment of VND247.8 billion, relating to our servers and IT systems and the VNG Campus; amortization of intangible assets of VND232.3 billion, which primarily comprise licenses for the games we publish; impairment of non-financial assets of VND294.0 billion, relating to Autochess as the game was not as popular as anticipated; and share-based compensation costs of VND700.0 billion, as a result of ordinary course share issuances under our employee stock option plans in effect prior to this offering. Changes in working capital were impacted by:

•	an increase in trade receivables of VND178.5 billion, primarily due to an increase of in-game revenue from the sale of virtual items;

•	an increase in prepayments, deposits, other receivables and other assets of VND199.6 billion, primarily relating to prepaid royalties for games and short-term advances to suppliers;

•

a decrease in trade payables of VND179.9 billion relating to royalty fees for the games we publish due to one-off issues we had with invoice processing which resulted in some 2020 invoices not being processed until 2021;

•

an increase in deferred revenue of VND304.8 billion, primarily as a result of an increase in revenue from the sale of in-game virtual items which we recognize over our estimates of the useful life of the item; and

•

an increase in other payables, accruals and other liabilities of VND280.4 billion, primarily as a result of royalty fees owed to game developers increasing in line with the amount of revenues we are generating from such games.

Our net cash flows from operating activities in 2019 was VND984.8 billion. We had a loss before tax of VND423.6 billion. The adjustments to reconcile loss before tax to net cash flows from operating activities include depreciation of property, plant and equipment of VND182.0 billion, relating to our servers and IT systems and the VNG Campus; amortization of intangible assets of VND204.5 billion, which primarily comprise licenses for the games we publish; impairment of non-financial assets of VND194.0 billion, relating to games that we impaired; and share-based compensation costs of VND649.9 billion, as a result of ordinary course share issuances under our employee stock option plans in effect prior to this offering. Changes in working capital were impacted by:

•	an increase in prepayments, deposits, other receivables and other assets of VND186.0 billion primarily relating to prepaid royalties for games;

•	an increase in trade payables of VND257.5 billion, which primarily comprised royalties owed in relation to games we published;

•

an increase in other payables, accruals and other liabilities of VND269.1 billion, primarily as a result of royalty fees owed to game developers increasing in line with the amount of revenues we generated from such games; and

•	an increase in deferred revenue of VND387.7 billion, primarily as a result of an increase in revenue from the sale of in-game virtual items which we recognized over the useful life of the item.

Net cash flows used in investing activities

Net cash flows used in investing activities in 2021 was VND1,406.5 billion (US$60.8 million), consisting primarily of purchases of plant, property and equipment of VND283.7 billion (US$12.3 million) relating to the construction of our second data center; purchases of intangible assets of VND152.0 billion (US$6.6 million), primarily for games we publish; and the acquisition of an associate interest of VND655.6 billion (US$28.3 million). These were partially offset by interest and dividends received of VND214.8 billion (US$9.3 million).

Net cash flows used in investing activities in 2020 was VND293.4 billion, consisting primarily of purchases of intangible assets of VND304.9 billion, primarily for games licenses; purchases of plant, property and equipment of VND203.1 billion. These were partially offset by interest and dividends received of VND245.3 billion.

Net cash flows used in investing activities in 2019 was VND1,195.8 billion, consisting primarily of purchases of plant, property and equipment of VND653.2 billion needed to construct and furnish the VNG Campus, and purchases of intangible assets of VND278.0 billion, primarily for games licenses. These were partially offset by interest and dividends received of VND194.3 billion.

Net cash flows from financing activities

Net cash flows from financing activities in 2021 was VND416.3 billion (US$18.0 million), consisting primarily of capital contributions from non-controlling interests of VND275.0 billion (US$11.9 million) and drawdowns of VND174.1 billion (US$7.5 million) on the loan we have in place to finance our new data center.

Net cash flows from financing activities in 2020 was VND217.1 billion, consisting primarily of capital contributions from non-controlling interests of VND462.7 billion, partially offset by repurchases of shares of VND202.6 billion.

Net cash flows from financing activities in 2019 was VND1,102.9 billion, consisting primarily of reissuance of treasury shares of VND662.5 billion to a new investor and capital contributions from non-controlling interests of VND464.2 billion.

See “Regulatory Environment—Vietnam—Operation and Management of Public Companies—Dividend Distribution” in connection with legal restrictions on the ability for our subsidiaries to transfer funds to us.

Capital Expenditures

Our capital expenditures amounted to VND974.6 billion, VND451.9 billion and VND428.1 billion (US$18.5 million) for 2019, 2020 and 2021, respectively. Our historical capital expenditures are primarily related to construction of our facilities, procurement of IT equipment in Vietnam, construction of our second data center as well as investments we have made to acquire the licenses to publish games. We expect to continue to make capital expenditures to meet the expected growth in scale of our business and expect that cash generated from our operating activities and financing activities will be used to meet our capital expenditure needs for the foreseeable future.

Indebtedness

On March 16, 2021, we entered into a VND500 billion (US$21.6 million) loan facility with Vietnam Maritime Commercial Joint Stock Bank to finance the land lease, construction costs and hardware acquisition and installation for our new data center in Ho Chi Minh City. As of December 31, 2021, we have drawn down VND174.5 billion (US$7.5 million) under the facility. See Note 36 to our consolidated financial statements. We expect to incur additional indebtedness onshore in Vietnam in connection with constructing and fitting out our new data center.

On December 30, 2022, VNG Singapore Pte. Ltd. entered into a revolving credit facility with The Hongkong and Shanghai Banking Corporation Limited, as lender, for drawings of up to US$10 million. Proceeds of borrowings under the revolving credit facility may be used for general corporate purposes. Borrowings under the revolving credit facility bear interest at a rate per annum of 2.95% over the Secured Overnight Financing Rate. The aggregate tenor of each drawing and its subsequent rollover(s) may not exceed 6 months. Our ability to borrow under the revolving credit facility is subject to compliance with certain financial covenants.

VN HoldCo funded its purchase of a portion of the ordinary shares in VN OpCo that it holds as of the date of this prospectus by availing itself of the Citi Loan. The loan bears interest in-kind at a rate of 3% per annum plus a 3-month cost of funds at 2.3% per annum and a spread of 0.7% (including any cost occasioned by or attributable to complying with reserve, liquidity, deposit or other requirements). The Citi Loan is secured by a lien over a cash account of VN OpCo, as security provider, at Citibank N.A., Hanoi Branch. See “Our Corporate Structure—The Reorganization—Citi Loan.”

ListCo will use a portion of the net proceeds from this offering to pay VN HoldCo for amounts due under the Cooperation Agreement, and VN HoldCo will use those amounts to repay the Citi Loan in full, upon which the lien over VN OpCo’s cash account will be released. See “Use of Proceeds.”

Contractual Obligations and Commitments

See notes 21.3 and 37 to our audited consolidated financial statements.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to a variety of risks in the ordinary course of our business, including foreign exchange risk, credit risk, liquidity risk, interest rate risk and equity price risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyzes of our exposure to these risks, see Note 21 to the audited consolidated financial statements included in this prospectus.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and other comprehensive income that are reported and disclosed in the financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that management believes to be reasonable under the circumstances.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application.

We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and the notes thereto and other disclosures included in this prospectus. For more information on our policies with respect to financial assets and financial liabilities, see Note 4 of our consolidated financial statements.

Revenue Recognition

We recognize revenue when the control of a good is transferred to a user or a service requested by a user has been fully rendered. Depending on the terms of the contract and the laws that apply to the contract, control of the good or the rendering of a service may be transferred over time or at a point in time.

Games

In licensing arrangements with game developers, we assess whether we act as principal or agent. We consider ourselves as a principal where we are responsible for the hosting, operation and maintenance of the game, including maintenance of the operational and security team, testing environment and customer services. When we act as a principal, revenue is recorded on a gross basis. Royalties to game developers (which are based on revenue-sharing ratios) are recorded in cost of revenues when incurred. Where we act as an agent, revenue is recorded on a net basis, that is, net of royalties. Revenue for online games is recognized over the performance obligation period of an item, or how long we believe a user will take to fully consume the benefits of such item. In determining the performance obligation period we consider the nature of the game in which the item has been sold, the nature of the item sold and how important the item is to a user.

For games where we have determined that the overall gaming experience and the virtual environment is more important to players than the virtual items sold, revenue from the sale of the virtual items is recognized over the estimated average playing period of players.

For games where we have determined that the virtual items are more important to players than the overall gaming experience, revenue from the sale of virtual items is recognized based on the nature of the virtual item. Virtual items are categorized as either “consumable” or “durable.” Consumable virtual items represent items that can be consumed by a specific player action. Common characteristics of consumable virtual items include that they are displayed on the player’s board for a limited period of time, no continuing benefit to the player following consumption of the item or the player uses the item to immediately perform an in-game action. Revenue from the sale of consumable virtual items is recognized when the items are delivered. Durable virtual items are accessible to a player over an extended period of time. Revenue from the sale of durable virtual items is recognized over the estimated average playing period of players, which represents our best estimate of the average life of the durable virtual item.

On a quarterly basis we determine the average playing period for each game. To compute the churn rate, we identify the population of paying players who made an in-game payment in the first month of each quarter and track the number of paying players who did not login to the game in the following two months of the quarter. We determine that a player ‘churns’ if it made an in-game payment in the first month of the quarter but did not return to play the game in the remaining months of that quarter. When a new game is launched and only a limited amount of paying player data is available, we consider other factors in determining the estimated playing period of players, including the estimated playing period of players of other games with similar characteristics.

While we believe that our estimates are reasonable based on available game player information, the estimated average playing period may be revised if player characteristics change. An adjustment to revenue arising from a change in an estimate of the average playing period in a given quarter is accounted for prospectively as a change in an accounting estimate.

For revenue earned through mobile platforms, the transaction price is the gross amount that we charge. The related platforms and payment processing fees are recorded as cost of revenues. For revenue earned through other distribution channels (such as through agents, telecommunications companies and online platforms), we recognize revenue at the consideration received from the distributor. We recognize channel costs as incremental costs, consistent with the pattern of recognition of the respective revenues.

Communications and Media

Advertising revenues mainly comprise revenues derived from media advertising based on a click, impression or view basis and performance-based advertising based on actual performance measurement. Revenue from media advertising is recognized each time a user clicks on the ad, when the ad is displayed or a user views the ad. Revenue from performance-based advertising is recognized when the specific performance measures are fulfilled. Where the contracts include multiple performance obligations, we allocate the transaction price to each performance obligation on a relative stand-alone selling price basis, which is determined based on the prices charged to customers.

Fintech

Our Fintech revenue comprises mainly commissions from merchants when transactions are completed and settled through the ZaloPay payments platform and fees that are charged to users for certain type of transactions. Such commissions and fees are generally determined as a percentage of transaction value processed through the ZaloPay payments platform.

In order to attract new users to the ZaloPay platform, promote services as well as expand the overall coverage and participation of merchants and users, we may, at our discretion, offer users incentives directly, for example through the issue of vouchers and discounts. From time to time, we may also enter into contractual arrangements with merchants to collaborate in promotions and provide discounted goods and services to users. Incentives to customers are recognized as a reduction of the corresponding revenue from customers. To the extent that incentives given to customers are in excess of revenue, if the excess is not in exchange for a distinct good or service transferred from the customer to us, the excess is accounted for within revenue. Where the excess is in exchange for a distinct good or service that the customer transfers to us, the purchase of the good or service is accounted for in the same way that other purchases from suppliers are accounted for. Where we provide incentives to parties that are not our customers, we consider whether those incentives are in substance provided to those non-customers on a customers’ behalf (i.e. an implied obligation to provide incentives to the customer’s customer). Such incentives are accounted for as consideration payable to a customer and are accounted for as a reduction of revenue.

Long-Term Opportunities

Cloud services are mainly charged on either a subscription or consumption basis. For cloud service contracts billed based on a fixed amount for a specified service period, revenue is recognized over the subscribed period when the services are delivered to customers. For cloud service provided on a consumption basis, revenue is recognized based on the customer utilization of the resources. When a cloud-based service includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative stand-alone selling price basis, which is determined based on the prices charged to or that we expect to recover from a user.

We recognize revenues from other services when the services are rendered, or when the control of the products are transferred to a user.

Variable consideration

If the consideration in a contract includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Principal, agent consideration

We report revenues on a gross or net basis depending on whether we are acting as a principal or an agent in a transaction. We are a principal if we control the specified product or service before that product or service is transferred to a customer or a customer has a right to direct others to provide the product or service to the customer on our behalf. Indicators that we are a principal include, but are not limited to, whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) have discretion in supplier selection; (iv) change the product or perform part of the service; and (v) have involvement in the determination of product or service specifications.

Share-based payment transactions

Our employees, including senior management, and some third-party game developers, receive remuneration and compensation, respectively, in the form of share-based payment transactions, whereby employees and service providers render services in consideration of equity, or what we refer to as equity-settled transactions. The cost of the equity-settled transactions are measured by reference to the fair value of the equities on the date at which they are granted. The fair value of our ordinary shares is assessed by an external appraiser and determined by management using the Black-Scholes method.

The cost of equity-settled transactions, together with a corresponding increase in equity, are recognized over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statement of comprehensive income for a period represents the movement in the cumulative expense recognized at the beginning and end of that period. No expense is recognized for awards that do not vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the expense is still recognized as if the terms had not been modified so long as the original terms of the award are met. Additionally, an expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is canceled, it is treated as if it had vested on the date of cancelation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within our or the employee’s control are not met. However, if a new award is substituted for the canceled award, and designated as a replacement award on the date that it is granted, the canceled and new awards are treated as if they were a modification of the original award.

When we repurchase vested equity instruments, the payment made to the employee is accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognized as an expense.

Impairment of non-financial assets

At each reporting date we assess whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

We base our impairment calculations on our most recent budgets and forecast calculations and are prepared separately for each of our cash generating units to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year. Impairment losses are recognized in the consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we estimate the asset or cash generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually on December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (or group of cash generating units) to which the goodwill relates. When the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually on December 31 at the cash generating unit and when circumstances indicate that the carrying value may be impaired.

Special Note Regarding Consolidation upon Completion of this Offering

Following completion of this offering and the Reorganization, ListCo expects to take into account the following factors under IFRS 10 in assessing its control over VN OpCo:

•

ListCo, with its direct 49% equity interest, has the practical ability to control the composition of the board of directors of VN OpCo due to the size of its holding relative to the size and dispersion of holdings of the other VN OpCo shareholders.

•	VN OpCo’s charter provides that members of the board of directors of VN OpCo are elected by a general meeting of shareholders by way of non-cumulative voting, and subject to a simple majority vote.

•

ListCo has received an undertaking from our founder that, in the event that the Cooperation Agreement is terminated in accordance with its terms because it or any transaction contemplated by the Cooperation Agreement is enjoined or prohibited by the terms of a final, non-appealable governmental order, regulation or law from any governmental authority that has jurisdiction over the parties, then our founder will, in each instance thereafter, vote or cause to be voted any shares of the charter capital of VN OpCo that our founder then beneficially owns in a manner that would not impede ListCo’s practical ability to direct the relevant activities of VN OpCo unilaterally, within the meaning of IFRS 10.

•

When taking into account the 24.4% indirect effective interest that ListCo will hold pursuant to the Cooperation Agreement upon completion of this offering and after giving effect to the Reorganization, ListCo has approximately 73.4% of the exposure and rights to variable returns of VN OpCo. ListCo is able to use its power over VN OpCo to affect the amount of its variable returns.

On the basis of the above factors, ListCo expects to conclude that it has control over and will be required to consolidate VN OpCo in accordance with IFRS 10. This conclusion does not depend on ListCo’s contractual arrangements, including with VN HoldCo pursuant to the Cooperation Agreement or the undertaking with our founder.

ListCo has been advised by its Vietnamese legal counsel, that, based on its understanding of Vietnam’s laws or regulations currently in effect, including Vietnam’s Law on Investment and of implementing regulations as currently in effect, ListCo and VN HoldCo’s entry into the Cooperation Agreement and the consummation of the transactions contemplated thereunder, including giving effect to the offering and the Reorganization, constitute legally binding, valid and enforceable obligations of such parties and will not result in any violation of the applicable Vietnamese laws or regulations currently in effect. ListCo’s Vietnamese legal counsel has further advised, however, that there are substantial uncertainties regarding the interpretation and application of current or future Vietnamese laws and regulations and there can be no assurance that the Vietnamese government and/or regulators will not challenge its interpretation of Vietnam’s Law on Investment. Accordingly, ListCo’s indirect effective interest in, or other contractual arrangements with, VN HoldCo may be subject to legal and regulatory scrutiny, investigations and disputes, and its legality, validity or enforceability could be challenged by these authorities. If ListCo’s indirect effective interest or other contractual arrangements with VN HoldCo are challenged by Vietnamese regulatory authorities, the consequences would be at the discretion of Vietnamese authorities and are uncertain but likely would be materially adverse to ListCo and its shareholders.

Following completion of this offering and the Reorganization, ListCo expects to assess that its contractual arrangements with VN HoldCo pursuant to the Cooperation Agreement and certain provisions in the VN HoldCo charter give ListCo the practical ability to direct the relevant activities of VN HoldCo unilaterally, and that therefore ListCo controls VN HoldCo under IFRS 10 and is required to consolidate VN HoldCo.

If facts and circumstances indicate that there have been changes to one or more of the elements of control that are the basis of its consolidation of VN OpCo or VN HoldCo, ListCo would be required to re-assess whether it continues to control VN OpCo and/or VN HoldCo and the extent of its controlling interest under IFRS 10. The outcome of any such re-assessment would depend on the facts and circumstances at the time and cannot be guaranteed.

Internal Control over Financial Reporting

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies and may not provide our management with as much or as accurate or timely information. The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In the course of auditing our consolidated financial statements as of and for 2019, 2020 and 2021, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of 2019, 2020 and 2021. The material weaknesses identified related to:

•	ineffectively designed and implemented formal period-end financial reporting policies, procedures and controls to address complex technical accounting matters in accordance with IFRS;

•

an insufficient number of financial reporting and accounting personnel with appropriate knowledge, skills and experience in the application of IFRS and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and

•	insufficient controls over IT general controls for information systems that are relevant to the preparation of financial statements.

See “Risk Factors—Risks Related to our Business and Operations—If we fail to implement and maintain an effective system of internal control over financial reporting and disclosure controls, our ability to produce timely and accurate financial statements and/or Exchange Act reports or comply with applicable regulations could be impaired, and investor confidence and the market price of the Class A ordinary shares may be materially and adversely affected.”

As a result of the foregoing, we plan to take key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures include:

•

hiring additional competent and qualified financial personnel for the purpose of ensuring compliance with IFRS and SEC reporting requirements, and implementing regular and routine training programs in relation to such matters;

•	introducing additional control layers in connection with IFRS accounting entries and estimates;

•	enhancing procedures for the continuous review and updating of our consolidated financial statements based on changes to accounting standards and regulations;

•	developing, communicating and implementing an IFRS accounting policy manual for our accounting and financial reporting personnel for period-end closing processes;

•	conducting regular, periodic, separate or stand-alone component financial statements close processes, incorporating appropriate reconciliations between local GAAP and IFRS;

•

establishing clear roles and responsibilities for accounting and financial reporting personnel to address accounting and financial reporting matters under IFRS and specific complex matters related to the closing of the general ledger and preparation of our consolidated financial statements;

•

improving coordination between accounting personnel and other departments in providing necessary information for preparation of complete and accurate financial statements in a timely manner and with quality control protocols;

•	implementing appropriate access control to prevent unauthorized changes to the production environment;

•	implementing security logs to provide reliable sources of evidence and retain evidence for an appropriate period to support IT monitoring control activities; and

•	accelerate the process of documenting and testing control procedures in order to comply with the requirements of Section 404.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements. For example, we have restated the consolidated statements of profit or loss in our 2019, 2020 and 2021 consolidated financial statements included elsewhere in this prospectus to correct misstatements that arose as a result of reconsidering judgments previously applied in determining revenue recognition in our Fintech segment relating to the treatment of incentives given to Fintech customers and users. This is described in Note 2.2 to our consolidated financial statements included elsewhere in this prospectus.

We have expended, and anticipate that we will continue to expend, significant resources to improve our internal control over financial reporting. We intend to remediate these material weaknesses in our internal control over financial reporting as soon as possible after the completion of this offering and continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404. We may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. While we currently intend to continue implementing these measures, we cannot assure you that we will be able to continue implementing these measures in the future or at all, or that we will not identify additional material weaknesses in the future.

As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404, in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries. As a result, we will be dependent on the cash flows and receipt of funds from our subsidiaries via dividends or intercompany loans from those subsidiaries. See “Risk Factors—Risks Related to Our Corporate Structure, Restrictions on Our Industry and Doing Business in Vietnam and Southeast Asia—We are a holding company and our ability to pay expenses and obligations, including payments under the Cooperation Agreement, is limited by our structure. Moreover, foreign exchange controls may limit our ability to use our revenue and cash effectively and thus affect the value of your investment.”

Recently Issued Accounting Pronouncements

See Note 3 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

OUR MARKET OPPORTUNITY

Regional Market Definition

We define our core and geographic markets by the regions in which our three key businesses—Games, Communications and Media and Fintech—operate.

For our Games business, we define Southeast Asia (“SEA”) as Vietnam, Thailand, Singapore, Malaysia, Indonesia and the Philippines. We also publish games in Taiwan, and together with SEA, we consider this to be Games’ core region. We also have operations in LatAm, where we primarily publish casual games on our ZingPlay platform. According to Newzoo, ZingPlay ranked first in the mobile card games genre by MAU in LatAm in 2021. For our Communications and Media and Fintech businesses, we operate only in Vietnam. The communications and media industry information includes social media, digital advertising, and digital content. The fintech industry information includes digital payments value, wealth management, insurance and credit/lending.

Vietnam had a population of 98.3 million people and US$368.0 billion of GDP in 2021, according to F&S. SEA and Taiwan present a substantial population and geography and boasts enormous growth potential. Combined they had a population of 613.7 million people in 2021, or nearly double the population of the United States, and US$4.0 trillion of GDP in 2021. Among the countries in our core region, Vietnam has the highest projected GDP CAGR of 11.0% from 2022 to 2026.

Total Addressable Market and Growth Potential

We view our market opportunities in our regions in terms of the total addressable market (“TAM”). Our three key businesses of Games, Communications and Media and Fintech operate in markets with substantial populations and economic growth potential. Vietnam, where we are headquartered, represents our core addressable market. The table below sets forth the market size which our key businesses operate.

Total Addressable Markets, Vietnam, SEA and Taiwan, LatAm (2020 – 2026E)

US$ Million, except for percentages	2020	2021	2022E	2023E	2024E	2025E	2026E	2022-26E CAGR(1)
SEA and Taiwan games market size(2), (7)	6,200	7,100	7,900	8,700	9,500	10,200		8.7%
LatAm games market size(3), (7)	7,000	8,100	8,900	9,700	10,400	11,200	—	7.8%
Vietnam games market size(4), (7)	620	728	831	913	1,002	1,074		8.9%
Vietnam communications and media market size(5), (7)	2,106	2,782	3,374	3,908	4,533	5,266	6,126	16.1%
Vietnam fintech market size(6), (7)	16,700	22,700	30,100	35,500	41,200	46,900	52,800	15.1%

Source: Newzoo, F&S

Notes:

(1)	Represents 2022-25E CAGR for Games market size due to unavailability of 2026E games market size data.
(2)

Refers to the aggregated market size in terms of games revenues based on the SEA and Taiwan mobile game, PC and others market size. SEA is inclusive of Vietnam, Thailand, Singapore, Malaysia, Indonesia and the Philippines.

(3)	Refers to the aggregated market size in terms of games revenues based on the LatAm mobile game, PC and others market size.

(4)	Refers to the aggregated market size in terms of games revenues for Vietnam.
(5)	Communications and media includes social media, digital advertising, and digital content.
(6)	Fintech include digital payments value, wealth management, insurance and credit/lending.
(7)

Estimates of total addressable market and growth forecasts are subject to significant uncertainty. See “Risk Factors—Risks Related to Our Business and Operations—The industry data, estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.”

Key Thematic Drivers across Our Regions and Businesses

There are multiple thematic drivers of our historical and anticipated future growth in SEA and Taiwan which are broadly similar across each of our three key businesses, falling into four main categories:

•	robust demographic and macroeconomic growth;

•	high rates of technology adoption, especially in mobile internet;

•	digital transformation of industries and user behavior; and

•	emergence of digital ecosystems across verticals.

Robust Demographic and Macroeconomic Growth

Large and young population with rapid demographic growth

Vietnam is one of SEA’s most populous countries with 98.3 million people, which represents 16.0% of our core region’s total population. Vietnam’s population is expected to grow at a CAGR of 0.8% to 102.5 million people from 2022 to 2026, compared to 0.2% for China and 0.4% for the United States over the same period. SEA and Taiwan together represent one of the world’s most populous regions with 613.7 million people in 2021, which represents 7.9% of the global population, according to the IMF.

Population Size, Vietnam, SEA and Taiwan (2018, 2021 and 2026E)

Million, except for percentages	2018	2021	2026E	2018-21 CAGR	2022-26E CAGR
Vietnam	94.7	98.3	102.5	1.3%	0.8%
Thailand	69.4	70.0	70.4	0.3%	0.1%
Singapore	5.6	5.7	5.9	0.4%	0.5%
Malaysia	32.4	33.4	35.4	1.0%	1.2%
Indonesia	264.2	272.3	284.9	1.0%	0.9%
Philippines	105.8	110.5	119.2	1.5%	1.5%
Taiwan	23.6	23.5	23.3	(0.1%)	(0.2)%
SEA and Taiwan	595.7	613.7	641.6	1.0%	0.9%

Source: IMF, F&S

SEA and Taiwan are also characterized by substantial and growing young populations, centered around Millennials and generation Z (“Gen-Z”). According to F&S, SEA and Taiwan were home to over 286.6 million Millennials and Gen-Z in 2021. This represents 46.7% of our core region’s total population, compared to 37.4% of China and 40.4% of the United States’ population. In Vietnam, the working age population (aged 15-64) comprises 68.2% of the total population, while children below the age of 15 make up another 23.2% of the population. The sizable young Millennial and Gen-Z populations, many of whom are tech-savvy and have greater receptivity to trying new technologies and services, will be the primary driving force of our region’s consumer spending on digital services.

SEA and Taiwan boast some of the world’s fastest growing economies

Vietnam and the rest of our core region have experienced strong economic growth in recent years. The total nominal GDP of the region reached US$4.0 trillion in 2021, according to F&S. Together, our core region is expected to be one of the world’s fastest growing regions over the next four years, reaching a nominal GDP of US$5.7 trillion by 2026 with expected GDP CAGR of 7.1% from 2022 to 2026, according to the same source.

Contributing to our core region’s rapid pace of growth, Vietnam represents the fastest growing market in the region. Its GDP is expected to grow at a CAGR of 11.0% between 2022 and 2026. Economic reform policies in Vietnam have attracted large amounts of foreign investment in recent years, especially as trade tensions and rising labor costs in China make Vietnam a more attractive business environment for global firms to migrate regional operations to.

Nominal GDP, SEA and Taiwan (2018, 2021 and 2026E)

US$ Billion, except for percentages	2018	2021	2026E	2018-21 CAGR	2022-26E CAGR
Vietnam	303.1	368.0	630.5	6.7%	11.0%
Thailand	506.4	546.2	734.8	2.6%	5.8%
Singapore	376.0	378.7	483.5	0.2%	5.1%
Malaysia	358.8	371.1	575.9	1.1%	8.5%
Indonesia	1,042.7	1,150.3	1,672.5	3.3%	7.6%
Philippines	346.8	385.7	544.2	3.6%	7.6%
Taiwan	609.2	785.6	1,048.5	8.8%	5.4%
SEA and Taiwan	3,543.0	3,985.6	5,689.9	4.0%	7.1%

Source: IMF, F&S

Urbanization and growing middle-class with higher consumption power and needs

The rate of urbanization is growing throughout the SEA and Taiwan region, particularly in Vietnam. The urban population is expected to grow to 50% by 2030, and to 64.8% by 2069, according to estimates published by the General Statistics Office of Vietnam. This urbanization trend is expected to be driven by the movement of workers from agricultural sectors to manufacturing and service sectors in urban areas as well as the natural population growth in these urban areas.

According to F&S, the middle-class population in SEA and Taiwan, which the IMF defines as those households with daily expenditure between US$11 and US$110 per person in purchasing power parity terms, is 184.9 million, or 30.1% of the total population, in 2021, compared to 72.5 million, or 21.9%, of the total population of the United States. The middle-class population in Vietnam amounted to 27.2 million, or 27.7% of Vietnam’s total population, in 2021.

Middle-class Population, SEA and Taiwan (2018, 2021 and 2026E)

Million, except for percentages	2018	2021	2026E	2018-21 CAGR	2022-26E CAGR
Vietnam	25.9	27.2	29.5	1.6%	1.6%
Thailand	18.3	18.5	18.7	0.4%	0.3%
Singapore	1.4	1.5	1.5	2.3%	1.0%
Malaysia	8.7	9.3	10.3	2.2%	2.2%
Indonesia	76.9	81.2	88.9	1.8%	1.8%
Philippines	29.4	31.2	34.4	2.0%	2.0%
Taiwan	15.5	16.0	16.6	1.1%	0.8%
SEA and Taiwan	176.1	184.9	199.9	1.6%	1.6%

Source: IMF, F&S

Our core region also has some of the fastest growing GDP per capita in the world. According to F&S, SEA and Taiwan’s GDP per capita was US$6,494 in 2021 and is expected to grow at a CAGR of 6.2% to US$8,868 from 2022 to 2026, while that of the United States’ is expected to grow at a CAGR of 3.7% during the same period. Vietnam’s nominal GDP per capita is forecasted to grow at a CAGR of 10.1% from 2022 to 2026, the highest among the countries in our core region, and nearly three times that of the United States’ growth rate. The massive and growing middle-class population with increasing spending power will spur greater consumption needs, which will yield positive implications for our businesses.

Technology Adoption

Rapid growth in internet and smartphone penetration, especially among the young and tech-savvy population

SEA and Taiwan had 468.1 million internet users and 464.7 million smartphone users in 2021, giving it one of the world’s largest digitally connected user bases, according to F&S. Vietnam’s internet population represents a substantial portion of this base, reaching 72.5 million with a 74% penetration rate in 2021, according to F&S. This internet population is expected to reach 86.9 million users in 2026, growing at a CAGR of 3.6% from 2022 to 2026.

In terms of smartphone users, Vietnam has the third highest number of smartphone users in our core region, with 72.5 million users and a penetration rate of 74% in 2021, after Indonesia (199.2 million) and the Philippines (82.3 million). Globally, Vietnam had the 10th largest population of smartphone users in the world in 2020, according to F&S. With a smartphone user CAGR of 3.7% from 2022 to 2026, Vietnam is an attractive high-growth digital economy market, especially in relation to our offerings in games, communications and media and fintech.

Internet and Smartphone Users, SEA and Taiwan (2021 and 2026E)

	Internet Users				Smartphone Users
	2021		2026E		2021		2026E
Million	Users	Penetration Rate	Users	Penetration Rate	Users	Penetration Rate	Users	Penetration Rate
Vietnam	72.5	74%	86.9	85%	72.5	74%	87.1	85%
Thailand	55.5	79%	60.7	86%	55.4	79%	60.8	86%
Singapore	5.3	93%	5.8	98%	5.3	93%	5.8	98%
Malaysia	29.0	87%	31.3	88%	29.0	87%	31.2	88%
Indonesia	201.4	74%	243.5	85%	199.2	73%	247.7	87%
Philippines	82.4	75%	93	78%	82.3	75%	93.8	79%
Taiwan	21.0	90%	21.9	94%	21.0	89%	21.7	93%
SEA and Taiwan	467.1	76%	543.1	85%	464.7	76%	549.5	86%

Source: F&S

Greater amount of time spent on the internet versus rest of world

Internet and mobile internet users in SEA and Taiwan spent the longest time online per day globally, according to F&S. The average time spent per day on the internet, defined as time spent using all devices from internet users aged 16 to 64, in our core region in 2021 is 523 minutes, more than the global average of approximately 405 minutes per day. The average time spent per day on the internet through a mobile device, defined as time spent online using a mobile device, including WiFi and cellular data, for internet users aged 16 to 64, in our core region in 2021 is 273 minutes, according to F&S, where the world average is only at 155 minutes.

The average time spent on the internet and mobile internet in Vietnam is 407 and 198 minutes, respectively. While these figures are the lowest in SEA and Taiwan, massive headroom for growth exists as mobile internet and smartphone penetration continues to grow to match the wider SEA and Taiwan region. In 2021, Vietnamese social media users spent 141 minutes per day on average using social media services. The growth drivers in mobile internet mainly stem from the change in consumer behaviors across online media, digital entertainment, e-commerce, online travel and ride-hailing sectors. We will continue to benefit from this trend as consumers spend time and engage with the online services we offer.

Daily Time Spent on the Internet and Mobile Internet, SEA and Taiwan, the US (2021)

	Time Spent on the Internet	Time Spent on Mobile Internet
Minutes	2021	2021
Vietnam	407	198
Thailand	524	307
Singapore	487	220
Malaysia	557	276
Indonesia	532	304
Philippines	656	354
Taiwan	500	261
SEA and Taiwan Average	523	274
US	431	256
Global Average	405	155

Source: F&S

Digital Transformation of Industries and User Behavior

Greater adoption of digital services and growing shift from offline to online consumption

SEA and Taiwan have witnessed tremendous growth in the number of digital service users, which includes all consumer transactions made via the internet which are directly related to online shopping for products and services across various payment methods (credit card, bank transfer, online payment providers), reaching 323.0 million users, or a 52.6% penetration rate, in 2021. The growth in Southeast Asia’s literate population through increased access to education, increasingly well-developed Information and Communications Technology (ICT) infrastructure and the popularity of internet and mobile internet have continued to drive digital service adoption.

Vietnam boasts the fourth highest penetration rate of digital service users in our core region after Indonesia, Singapore and Taiwan. Vietnam had 51.8 million digital service users in 2021, which represents a penetration rate of 52.7%. According to F&S, user adoption of digital services is expected to grow at a CAGR of 8.1% in Vietnam from 2022 to 2026, the second highest in our core region after Indonesia. As consumer needs and expectations change, and as more users adopt digital services, user engagement with our service offerings is expected to continue to grow.

Digital Service Users and Penetration1, SEA and Taiwan, the US (2018, 2021 and 2026E)

Million, except for percentages	2018		2021		2026E		2018-21 CAGR	2022-26E CAGR
	Users	Penetr.	Users	Penetr.	Users	Penetr.
Vietnam	34.2	36%	51.8	53%	78.7	77%	14.8%	8.1%
Thailand	25.7	37%	36.6	52%	46.9	67%	12.5%	4.6%
Singapore	2.4	43%	3.3	58%	4.4	75%	11.2%	5.9%
Malaysia	9.9	31%	14.4	43%	20.0	56%	13.3%	6.4%
Indonesia	93.4	35%	158.6	58%	249.9	88%	19.3%	8.7%
Philippines	27.9	26%	43.3	39%	61.6	52%	15.8%	6.8%
Taiwan	12.4	53%	15.4	66%	17.9	77%	7.3%	2.7%
SEA and Taiwan	205.9	35%	323.4	53%	479.4	75%	16.2%	7.6%
US	237.9	73%	263.0	79%	299.7	89%	3.4%	3.0%

Source: F&S

Note:

(1)	This reflects unique user identifications and may double count users who use multiple devices (i.e., mobile phones, home computers and work computers).

Accelerated by the COVID-19 pandemic, the increase in the usage of social media, digital entertainment and digital payment alternatives in Southeast Asia has induced a sustained shift towards digital services, especially in Vietnam. The closure of many offline retail and entertainment complexes resulted in users and merchants turning towards digital channels to conduct day-to-day activities. Since the beginning of the pandemic until the first half of 2021, Vietnam saw the addition of 8 million new digital consumers, where more than half came from rural regions, demonstrating the increased accessibility and receptivity of digital offerings, according to F&S. Based on the same source, 99% of these new users have expressed their intention to continue using online services even after the pandemic, indicating a paradigm shift in behavior that will spur online consumption and benefit the services we offer.

Government support for digital transformation has attracted technology investments in the region

The growing standardization and regulatory support throughout the Southeast Asia region have fostered the growth of the region’s digital economy. These governmental initiatives include the establishment of regulatory sandboxes for new technologies, public-private partnerships and new draft regulations to protect digital economy participants.

Trends in Vietnam mirror those of the wider Southeast Asia region. Vietnam’s commitment to digitalization is seen in the number of policies, master plans and directives published over the last 30 years by the Vietnamese government to support and enable technological modernization, with a focus on developing critical infrastructure, loosening regulatory restrictions, building the ICT industry, and promoting technology adoption across industries, including the government itself, as a means of lifting productivity. Multiple agencies are charged with supporting and regulating different aspects of the digital economy in Vietnam, including the Ministry of Information and Communication, the Ministry of Science and Technology and the National Committee for Information and Technology Application.

The Vietnamese government has launched many initiatives in support of its commitment to develop the country’s digital economy. These include the National Digital Transformation program, which aims to accelerate digital transformation through the provision of incentives for businesses, as well as the aim to provide access to fiber optic infrastructure to over 80% of households by 2025. The government also plans to improve internet infrastructure and access to 5G services.

Such governmental support has both fostered and accompanied the increase in technology investments in the region, as well as robust growth in Vietnam’s startup ecosystem. According to the National Agency for Technology Entrepreneurship and Commercialization Development, investments in tech startups in Vietnam reached US$1.3 billion in 2021, with capital flowing into key sectors such as fintech, AI, food-tech, e-commerce, enterprise solutions and Internet of Things (IoT) services. Such investments both promote the expansion of incumbent businesses, as well as the rise of start-ups with new business models and promotion of R&D in new technologies. The growth in the startup ecosystem also strengthens network effects within the Vietnamese tech industry, which can promote increased digital transformation.

Improvements in technological infrastructure resulting in increased adoption of technology by small businesses

Improvements in the technological infrastructure across Vietnam form the backdrop of increased technological adoption among small businesses and merchants. During the COVID-19 pandemic, merchants had turned to digital platforms and online solutions to maintain profitability. In particular, fintech has allowed merchants and small businesses to engage with their customers and accept digital payments. Financial technology startups have also rolled out various “buy now, pay later” schemes to help fund payments between users and merchants, especially catered towards the population without access to credit.

The Vietnamese government plans to extend nationwide 5G coverage by 2030, offering broadband internet connection to all citizens at low cost. Vietnam is one of the pioneers in the world to trial 5G, driven by telecom operators Viettel, Mobifone and VNPT, where over 16 cities and provinces nationwide have received 5G coverage. By 2024, the Vietnamese Ministry of Information and Communications plans to stop extending licenses for 2G and 3G technologies, with the aim of removing old technologies to free up spectrum for 3G, 4G and 5G networks, as well as to stimulate market demand for 5G technology and devices. Vietnam is also planning to further expand the region’s 5G infrastructure through new trial launches and commercial licensing for telecommunication companies, which would extend 5G coverage in urban areas and in high-tech industrial zones.

The improvements in Vietnam’s technological infrastructure will both drive digitalization across industries as well as influence consumer behavior, leading to an expansion of our customer base while facilitating our operations in Vietnam.

Emergence of Digital Ecosystems, Especially in Vietnam

There have been growing cases of industry convergence across Southeast Asia, particularly in Vietnam, to form digital ecosystems, which comprise a variety of businesses from different sectors, to provide customers with an integrated service while sharing resources and data insights across various offerings. Ecosystem players are generally thought of as consolidated entities that offer the greatest customer experience and lower costs to consumers, compared to traditional siloed players. As a leading digital ecosystem in Vietnam, we offer a significant number of online services in different verticals in which our users can expend their time and money.

As the ecosystem market grows, it drives itself with all the various spill-over benefits. The digital ecosystem’s ability to decrease customer acquisition costs, strengthen customer acquisition and retention and drive value for customers is enhanced as it grows larger and spans more services and verticals. Digital ecosystems drive enormous value for companies by increasing their cross-selling opportunities and stickiness – customers who use one service are more likely to buy into the entire ecosystem. This is especially evident in the gaming industry where virtuous feedback loops are formed with social media channels, as gamers continue to seek an increasingly social and integrated gaming experience and younger generations trend towards having a diverse portfolio of media and entertainment options.

Market Segmentation and Thematic Drivers of Our Region’s Game Industry

Our core region’s gaming industry has witnessed significant growth, particularly in the mobile gaming segment. It has also evidenced tremendous growth in terms of both esports revenue and audience size. According to a study conducted by Newzoo in 2021, over 67% of Southeast Asia’s urban online population are gamers. Categorized as a mobile-first region, where 97% of the players in the region play mobile games and over 70% of spending on games comes from mobile gaming, mobile spend in our core region has increased due to the popularity of mobile gaming as well as a growing number of big spenders, according to Newzoo. Gamers, particularly in Vietnam, like to play similar genres across gaming devices, with strategy and role-playing games being the most popular.

Based on Newzoo estimates for the mobile games market in Vietnam in 2021 and our internal company financials for the same period, we are the leading mobile game publisher in Vietnam by gross revenue with a 51.9% market share. All other game publishers, including Garena, miHoYo, and Funtap, make up the remaining 48.1% of the market. Our market share was calculated by comparing our gross revenues from publishing mobile games in Vietnam of VND5,577.1 billion (US$241.3 million) for the year ended December 31, 2021, to Newzoo’s total mobile gaming market size calculations in Vietnam of US$467 million, which was calculated based on industry gross revenue data available as of April 2022.

Mobile Gaming Market Share, Vietnam (2021)

Source: Newzoo for the mobile gaming market size

In the LatAm region, where we primarily publish mobile casual games on our ZingPlay platform, we ranked first in the mobile card games genre by MAU in 2021, according to Newzoo. This region continues to be an important region for our ZingPlay platform in the mobile casual games genre.

Market Segmentation

Our core region has one of the world’s largest and fastest growing number of mobile gaming players, defined as all people who played games on a mobile device, PC, console or cloud gaming service in the preceding six months as of October 2021. According to Newzoo, there were 314.5 million mobile players in SEA and Taiwan in 2021 out of a total player base of 325.3 million players, and the mobile market is expected to grow to 363.0 million, at a CAGR of 3.2% from 2022 to 2025. In 2021, Vietnam comprised 16.8% of the mobile players in our core region, or 52.9 million out of the 314.5 million total mobile players.

According to Newzoo, US$4.7 billion, or 66.2%, of total gaming revenue, defined as consumer revenues generated by companies in the global games market, excluding hardware sales, tax, business-to-business services and online gambling and betting revenues, in our core region came from mobile in 2021, while US$2.4 billion, or 33.8%, came from others, which includes PC, console and cloud gaming. Mobile gaming revenue is expected to grow to US$7.0 billion at a CAGR of 8.9% by 2025 and comprise 68.6% of total gaming revenue, according to Newzoo estimates.

Players, SEA and Taiwan (2018, 2021 and 2025E)

Million, except for percentages	2018	2021	2025E	2018-21E CAGR	2022-25E CAGR
Mobile	253.3	314.5	363.0	7.5%	3.2%
PC	121.2	139.3	149.8	4.8%	1.4%
Console	73.8	92.2	104.7	7.7%	3.0%
Total	261.5	325.3	373.7	7.5%	3.1%

Source: Newzoo

Gaming Revenue, SEA and Taiwan (2018, 2021 and 2025E) (US$ Billion)

Source: Newzoo

In 2021, there were 192.2 million total paying players, defined as all people who have spent money to play games on a mobile device, PC, console or cloud gaming service in the preceding six months as of April 2022, in SEA and Taiwan, as estimated by Newzoo. Out of such 192.2 million total paying players, 156.4 million were paying mobile players, and this figure is expected to grow at a CAGR of 3.9% to 184.7 million paying mobile players by 2025.

SEA and Taiwan’s average annual spend per paying player, as calculated by dividing total revenue by number of total paying players, was US$36.9 in 2021 and such metric is expected to grow to US$47.6 in 2025. In 2021, average annual spend per paying player on mobile gaming was US$29.8 and such spend is expected to grow to US$37.9 by 2025. The average mobile gaming spend in SEA and Taiwan, a mobile-first region, will grow strongly at a CAGR of 6.4% from 2022 to 2025, compared to the global average mobile spend growth rate of 4.6% during the same period, according to Newzoo.

According to Newzoo, mobile gamers in our core region, and Vietnam in particular, invest more hours per week on mobile games, at 3.82 and 4.05 hours, respectively, than the global average of 3.71 hours.

Paying Players, SEA and Taiwan (2018, 2021 and 2025E)

Million, except for percentages	2018	2021	2025E	2018-21 CAGR	2022-25E CAGR
Mobile	122.0	156.4	184.7	8.6%	3.9%
PC	60.1	68.6	75.3	4.5%	2.1%
Console	39.9	50.7	56.1	8.3%	2.3%
Total	145.6	192.2	213.6	9.7%	2.2%

Source: Newzoo

Average Annual Spend per Payer, SEA and Taiwan (2018, 2021 and 2025E)

US$, except for percentages	2018	2021	2025E	2018-21 CAGR	2022-25E CAGR
Mobile	20.6	29.8	37.9	13.1%	5.8%
PC	20.5	25.5	30.2	7.4%	4.3%
Console	11.5	13.4	16.5	5.4%	4.0%
Total	28.9	36.9	47.6	8.5%	6.4%

Source: Newzoo

Key Growth Drivers

Due to its mobile-first nature, countries in our core region have some of the highest growth rates in the segment

The COVID-19 pandemic has helped the games industry grow rapidly, with mobile gaming being the main beneficiary, according to Newzoo. In 2020 and 2021, the pandemic induced lockdowns and stay-at-home measures across SEA and Taiwan led to a significant rise in engagement and spending on games. Mobile gaming, in particular, benefited and grew the most, and remains the fastest growing platform in the gaming segment by revenue in 2021 and will likely remain so for years to come. The reasons for this growth are partly explained by the relatively faster and less resource-intensive development nature for mobile games compared to PC or console, and the lower barriers to adoption on the consumer side, including the large smartphone install base and its highly accessible Free-to-Play (“F2P”) nature. This was also aided by the temporary closure of many PC cafes across Vietnam during the pandemic, resulting in many traditional PC players moving to playing on mobile devices.

Our games are predominantly played on mobile devices, with a small legacy PC gaming business, contributing to our growth due to our wider audience reach and more accessible content in comparison with PC and console games.

RPG and Battle Royale genres are popular in our regions

Role-playing games (“RPGs”) were the two most played genres in Vietnam in 2021, after strategy, according to Newzoo. While RPGs made a name for themselves on console and PC, they are now a staple of the mobile games market, according to Newzoo. Mobile gaming now accounts for more RPG revenues than any other gaming platform, and mobile RPG publishers are further expanding on their live-op services, which enable live updates in-game when connected online, without the need to always release an updated version of the game in the app store each time, allowing the rollout of more diverse and spontaneous in-game events and brand collaborations – all reinforced by a retention-focused monetization strategy to further drive growth in the genre.

RPGs have seen high popularity across all devices over the past few years. Nowhere has this growth been more prominent than on mobile devices, especially in our core region. As the scope for RPGs expand, so does our potential for partnerships with game developers where we have already delivered on mobile RPGs like ‘ ’ and ‘ ,’ which ranked fourth in terms of MAU in Vietnam in 2021, according to Newzoo estimates.

Battle Royale games, defined as games where the last person or team standing wins, according to Newzoo, originally began as a subgenre of the shooter genre, with origins tracing back to ‘DayZ,’ that eventually became the foundation of ‘PUBG Mobile,’ one of our most popular games. Since then, Battle Royale has grown to become one of the top grossing games genres, with many esports based on Battle Royale titles. It also leads in terms of viewership ranks on livestreaming platforms across all gaming devices. The biggest trend for Battle Royale in 2021 is the continued expansion into the mobile space, with many core Battle Royale games making the shift onto mobile and developing mobile esports leagues.

We are the local publisher for some of the largest Battle Royale & arena titles in the world, including ‘Wild Rift,’ ‘Mobile Legends: Bang Bang’ and ‘PUBG Mobile,’ which ranked second in the Battle Royale genre in terms of MAU in 2021 across all regions where we publish, according to Newzoo. As this genre grows, many big PC and console developers and publishers will look to expand their games to mobile devices, where we have extensive experience in publishing these types of games and are primed to be a key distribution partner in Vietnam and other countries in our core region.

Hardware advancements and a new generation of mobile-first gamers are driving a large number of “core” gamers on mobile

As a mobile-first region, a number of underlying tailwinds are driving more “core” gamers to mobile, and along with them an influx of well-developed core mobile games.

•	First, increasing sophistication of smartphone hardware and network infrastructure is bringing mobile gaming closer to PC experiences.

•	Second, expansion of global mobile and fixed broadband infrastructure has brought faster internet connectivity, enabling complex online competitive gameplay.

•	Third, growth of mobile esports and competitive gaming on mobile leads to broad acceptance of mobile devices as a viable platform for core gamers.

•	Fourth, mobile is the primary gaming device available for many demographics and markets across our core region as access to high-end PCs or consoles remains cost prohibitive.

•

Fifth, the trend towards device agnosticism grows as developers aim to release their IP on all devices, meaning that the player can play the same title on any device of their choosing, either via cloud gaming or with a native app.

•	Lastly, new revenue drivers on mobile increasingly come from competitive and strategic names, allowing players to “pay-to-win” and for publishers and developers to generate higher revenues.

With mobile games being able to satisfy the complexity desired by hardcore gamers, mobile is now accepted as a serious gaming platform. The advancements in mobile gaming have also driven the rise of mobile esports, which are likely to continue to grow especially in developing markets. As a mobile-first region, Vietnamese gamers will continue to enjoy an influx of traditionally PC- or console-only game titles as they are released on mobile devices.

Southeast Asia sees the fastest revenue and audience growth in the global esports industry

Mobile is the catalyst for esports growth in Southeast Asia (which in this sub-section includes all countries in the Southeast Asia region), which is being driven by developers across infrastructure, cloud technologies and 5G networks. The popularity of ‘Mobile Legends: Bang Bang,’ ‘PUBG Mobile,’ and ‘LoL: Wild Rift’ have led to dedicated mobile esports leagues, according to Newzoo. This adds additional revenue and marketing streams for the games that we publish and further expands our community. We have also held several of our own esports tournaments and events in the region for major esports franchises, such as the Vietnamese ‘PUBG Mobile Pro League’ and the ‘LoL: Wild Rift Asia Icon Series,’ both of which have attracted significant viewership. Furthermore, esports is quickly becoming more mainstream as it caters to both players and non-players as an alternative digital entertainment source.

High penetration of mobile devices and innovation in internet infrastructure is fueling the growth of esports audiences in the region. The esports market is expected to grow at a CAGR of 19.3% from 2021 to 2025 in terms of revenue in Southeast Asia, compared to a global CAGR of 13.2%, according to Newzoo estimates. By 2025, there will be over 72 million esports fans in our core region. Vietnam is expected to reach 16.6 million esports fans by 2025 as several esports organizations such as ‘HEAVY,’ a well-known esports team in Vietnam, are successfully applying business models that worked overseas, attracting millions of fans.

Market Segmentation and Thematic Drivers of Vietnam’s Communications and Media Industry

Vietnam has one of the fastest growing digital economies in the region, according to F&S. This is driven by growing social media penetration and supported by a robust digital infrastructure. The ongoing pandemic and lockdowns further accelerated users’ needs for diversified communications and media options.

Our core communications and media products, Zalo, Zing MP3 and Bao Moi, were the number one messaging, music streaming and online news applications, respectively, in Vietnam based on MAU in 2021, according to F&S.

Market Segmentation

Vietnam’s communications and media market has grown at a CAGR of 26.0% from 2018 to 2021, with growth expected to continue at a CAGR of 17.6% from 2022 to 2026, driven primarily by an increase in user penetration and monetization of social media platforms and development of digital infrastructure.

Total Addressable Market for Communications and Media, Vietnam (2018, 2021 and 2026E)

Million, except for percentages	2018	2021	2026E	2018-21 CAGR	2022-26E CAGR
Social Media	28.1	101.0	205.1	53.2%	13.9%
Online Advertising	1,352.8	2,604.8	5,753.6	24.4%	16.1%
Other Digital Content	40.2	75.9	167.1	23.6%	16.8%
Total	1,421.1	2,781.7	6,125.8	25.1%	16.1%

Source: F&S

According to F&S, there were 71.7 million social media users in Vietnam in 2021, which corresponds to a penetration rate of 72.9%. The number of social media users is expected to grow at a CAGR of 3.3% between 2022 and 2026 to 85.3 million, exhibiting the fastest growth rate among SEA and Taiwan. According to F&S, 57.5% of social media users in Vietnam fall within the age bracket of 18 to 34, while only 41.2% and 35.4% are within this age group in the US and China, respectively. In addition, Vietnamese social media users spent 2.4 hours per day on average using social media in 2021, whereas daily time spent in US was approximately 2.4 hours per day. Users in Vietnam spent 1.1 hours streaming music and 6.5 hours generally browsing the internet.

According to F&S, online advertising revenue in Vietnam was US$2.6 billion in 2021 and is expected to grow at a CAGR of 16.1% from US$3.2 billion in 2022 to US$5.8 billion in 2026, driven primarily by the growing population in Vietnam and increasing digital adoption. The online advertising market is expected to grow as growing internet penetration, along with deepening social media penetration, increases the digital audience for advertisers, along with an increasing number of small and medium businesses turning to digital platforms for their advertising. The proportion of digital advertising to total advertising spend has also risen significantly, from 29% in 2018 to 46% in 2021, and is expected to grow to 53% by 2026, according to F&S.

Advertising Spend – Digital vs. Traditional (2018, 2021, and 2026E)

Source: F&S

The digital content market grew rapidly at 32.5% from 2018 to 2021 and is expected to show robust growth at a CAGR of 26.1% from 2022 to 2026 in Vietnam when measured by revenue. The number of digital content users, defined as users of paid music streaming and paid mobile news services, is expected to grow at a CAGR of 5.3% from 2022 to 2026, with user penetration of 4.6% as of 2021. Due to the ongoing pandemic, in-person entertainment revenues have plummeted due to lockdowns and social distancing restrictions. This has driven consumers towards digital alternatives such as music streaming and news browsing, which boosted the growth of the digital content market. Music streaming revenue in Vietnam was US$42 million in 2021 and is expected to grow at a CAGR of 18.9% from 2022 to 2026, driven by a growing population and increasing digital adoption as well as growing music streaming revenue per user, according to F&S. While the mobile news segment is still nascent in Vietnam, with revenue of US$33.9 million in 2021, it is expected to grow at a CAGR of 13.6% from 2022 to 2026 as both uptake and monetization of digital news sources increase.

Key Growth Drivers

Digital consumption is now ingrained as a way of life in Vietnam

Increasing smartphone and internet penetration among Vietnam’s young and tech-savvy population will help drive the adoption of new digital technologies. The expected growth in internet users, along with the target to achieve 100% smartphone penetration to facilitate e-government initiatives is expected to support social media adoption. Social media adoption is the highest among younger users, with users between 18-45 years comprising 75.3% of the total users in 2021. With social media usage at 72% of the population, there is room for further growth and increasing penetration in the market. This will help drive the social media market, and Vietnam’s larger digital economy in the country.

The restrictions and lockdowns due to the ongoing COVID-19 pandemic have driven uptake of social media as users rely on social networks to communicate and stay in touch with family and friends. In 2021, in Vietnam, 76% of users stated that they used social media to catch up with their family and friends, and 48% of users also used social media as a source of information and news, according to F&S. COVID-19 restrictions have also caused consumption of in-person entertainment to plummet globally, which has driven consumers towards digital entertainment alternatives, including mobile gaming and social entertainment. Pre-pandemic users are consuming more digital services than they did before 2020. Further, in a survey conducted by Google, it was found that 9 out of 10 internet users in Southeast Asia who tried a new digital service in 2020 have continued to use it in 2021.

Growing attractiveness of digital advertising for businesses

The growing digital audience in the country across various platforms is driving the attractiveness of the digital advertising market for businesses. While Vietnam continues to have a large traditional advertising sector, particularly in out-of-home advertising, the growing audience that can be reached through digital advertising makes it a key channel for establishing a local brand in Vietnam.

The growing middle-class population and increasing disposable income in Vietnam makes it an attractive market for multinational corporations, which have large advertising budgets, much of which goes to digital advertisements to build a local brand presence. Due to the wider reach and low barriers to entry, digital platforms are also a key marketing channel for small and medium enterprises which comprise 96% of registered businesses in Vietnam as of 2021, according to F&S. According to F&S, total digital advertising spend in Vietnam is expected to surpass total traditional advertising spend by 2026.

Growing urbanization supporting digital adoption.

The increasing rate of urbanization in Vietnam is expected to drive penetration of communications and media and digital entertainment services due to greater accessibility of such services.

For example, one of the main factors supporting this urban shift is the planned increase of the urban railway services infrastructure by the Vietnamese government. It began construction of several metro lines in Hanoi and Ho Chi Minh City, the first of which became operational in 2021 and are projected to add 10 million commuters to the transit system, bringing the total passenger transportation by railway up to 20% by 2030. These urban railway services are expected to be a significant driver of time spent on the internet, as observed in other cities with urban rail transportation. For example, 64.1% commuters in South Korea reported spending their commute time listening to music, 26.8% reading news or digital content, and 22.3% reported using mobile messenger services, according to F&S.

Market Segmentation and Thematic Drivers of Vietnam’s Digital Financial Services Industry

Market Segmentation

The fintech market in Vietnam encompasses digital payments, credit and lending, insurance and wealth management. The market grew at a CAGR of 26.7% from 2018 to 2021, reaching US$22.8 billion in 2021, and is expected to further increase to US$52.8 billion in 2026 at a CAGR of 15.1% from 2022 to 2026.

Total Addressable Market for Digital Financial Services, Vietnam (2018, 2021 and 2026E)

US$ Billion, except for percentages	2018	2021	2026E	2018-21 CAGR	2022-26E CAGR
Payments	8.7	14.4	24.9	18.1%	10.0%
Credit/Lending	1.9	6.2	21.0	49.3%	19.7%
Insurance	0.1	0.2	0.4	41.4%	14.8%
Wealth Management	0.5	2.0	6.5	54.6%	25.3%
Total	11.2	22.8	52.8	26.7%	15.1%

Source: F&S

Growth in the fintech market is driven by consumers shifting to contactless payments and digital channels for their everyday activities, a trend accelerated by the COVID-19 pandemic, increasing online consumption through e-commerce, as well as the proliferation of digital payments among merchants. The number of digital payment users in Vietnam is also expected to continue to grow, fueled by emerging technologies and increasing government support.

In 2020, the total payment volume (“TPV”) of fintech represented 6.2% of Vietnam’s GDP, which was low compared to neighboring countries Laos at 9.6% and Myanmar at 10.4%, indicating headroom for growth, according to F&S. According to F&S, 87% of customers in SEA plan to start or increase the use of digital payment services. Convenience will remain a key driver for digital payment usage, as expressed by 89% of customers, alongside expanding financial inclusion among the underbanked as well as increasing merchant adoption of digital payments mechanisms.

Key Growth Drivers

The digitalization of traditional banking, enlarging the overall fintech market size

Traditional banking in Vietnam has increasingly moved to the digital environment. According to F&S, around 95% of Vietnam’s banks have been mapping out and building a digital transformation strategy, with 39% having already integrated digital transformation into their business. Finance app downloads in Vietnam have also increased by 33% between August 2019 and July 2020 as users shifted from transacting at their local bank to banking using online apps.

Through the State Bank of Vietnam, the Vietnamese government has also established several programs that would promote the growth of fintech. These include the National Financial Inclusion Strategy until 2025, which highlights the importance of non-cash payments, Vision to 2030, which targets the growth of non-cash payment transactions to reach 20% to 25% per annum by the end of 2025 and the Development Strategy of Vietnam Banking Sector until 2025. The Vietnamese government’s Orientations to 2030 program also aims to promote non-cash payment development and optimize the ATM and POS networks in Vietnam.

Mismatch between internet and banking penetration along with a large underbanked population

Vietnam had a high internet penetration rate of 74.0% in 2021 but a low banking penetration rate of 31.0%, according to F&S. Vietnam’s unbanked and underbanked population has had to adopt alternative solutions to meet their banking needs, including accessing digital payments solutions. Banking penetration in Vietnam is expected to further grow, especially in rural regions, as technological innovations increase financial access and younger populations increase the adoption of new digital non-cash payments.

Vietnam’s digital payment penetration of 52.7% in 2021 is also expected to experience the highest growth compared to the rest of SEA and Taiwan, China and the United States. The number of digital payments users in Vietnam is expected to increase from 57.6 million in 2022 to 75.1 million in 2026 at a CAGR of 6.8%; while the penetration rate of digital payments users in Vietnam is expected to reach 72.3% by 2026 compared to 67.4% for the rest of SEA and Taiwan, according to F&S.

Digital Payment Users and Penetration Rate, Vietnam, SEA and Taiwan, China, and the US (2018, 2021, and 2026E)

Million, except for percentages	2018	2021	2026E	2018-21 CAGR	2022-26E CAGR
Vietnam	34.2	51.8	75.1	14.8%	6.8%
% Penetration	36.2%	52.7%	72.3%	—	—
SEA and Taiwan	209.6	345.5	487.3	18.1%	6.1%
% Penetration	31.2%	49.9%	67.4%	—	—
China	583.0	930.0	1,178.4	16.8%	4.3%
% Penetration	42.2%	66.7%	83.8%	—	—
US	239.0	264.9	306.6	3.5%	3.3%
% Penetration	73.1%	80.1%	91.1%	—	—

Source: F&S

Growing financial technology will ease the process of opening accounts and digital wallets which will promote financial inclusion among the Vietnamese population. Low access to traditional bank accounts, credit and debit cards encourages participation in the digital economy, creating an unmet demand for cashless transactions. According to a study by F&S, during the COVID-19 pandemic, 87% of consumers in Southeast Asia planned to start or increase the usage of digital payment services to avoid physical contact, and 89% expressed convenience as being a key driver of adopting such services. We can capitalize on this opportunity as digital payments emerge as an alternative payment method.

Lending, insurance, and wealth management

Digital lending represents a lucrative opportunity in the future as demand for credit is high in Southeast Asia, and Vietnam in particular. Banks and lenders have started to offer loans digitally and consumer awareness of the product continues to increase. Business borrowings present another potential market opportunity in Vietnam. For example, Funding Societies, a leading Southeast Asia digital lending platform dedicated to funding small and medium enterprises in the region and bringing financial inclusion to all, has showcased the real market needs for such a platform and successfully demonstrated the viability of this business model.

The Buy Now Pay Later model represents one of the many opportunities within the larger digital lending space. Currently, this market in Vietnam is still in its early stages of development. However, it is becoming an increasingly popular digital payment method. With a large unbanked and underbanked population with limited access to credit, the Buy Now Pay Later model helps serve those who do not qualify for credit cards. These include new-to-credit and younger consumers who are less creditworthy in the eyes of traditional banks. Merchants can benefit from increased conversion rates, greater average order values and more repeat purchases if they offer such solutions.

Digital insurance offers another opportunity for growth as the digital insurance market currently remains underdeveloped in Vietnam. Non-life insurance will be most easily disbursed through online channels as non-life products tend to be less complex than life insurance products.

The digital wealth management segment in Vietnam is still nascent, also offering much room to grow in the future. As new players enter the market to offer digital wealth management services, and as economic growth fuels the consumption and savings behavior of the rising middle-class, the market for digital wealth management services will continue to expand. Economic growth in Vietnam will also drive growth in the number of high-net-worth individuals in Vietnam. Most traditional banks in Vietnam are more focused on providing retail banking services than wealth management, leaving wealth-tech solutions as a space for further innovation.

Lending, insurance, and wealth management segments represent a natural evolution for our fintech offerings, especially as we gain stronger traction and market share through ZaloPay, our digital wallet product in Vietnam. While we currently do not have offerings in these segments, we continue to actively monitor the market for opportunities to develop products and services that best meet consumers’ and merchants’ needs.

BUSINESS

Overview

We are Vietnam’s leading, homegrown digital ecosystem, with diverse and competitive product offerings across games, communications and media, fintech and other opportunities. We are the number one mobile games publisher in Vietnam, with our 2021 mobile game gross revenues representing over 50% of Newzoo’s estimate for Vietnam’s mobile games market for 2021. Our Zalo, Zing MP3 and Bao Moi applications were the number one messaging, music streaming and online news applications, respectively, in Vietnam based on MAU in 2021, according to F&S.

Founded in 2004 as a five-person start up, we have grown and evolved into a national technology champion with a large user base and high engagement in Vietnam. Our strong online game publishing capabilities have allowed us to extend our reach to countless users beyond Vietnam. Since the inception of our company, our mission has been to “Build technologies and grow people. From Vietnam to the world.”

We believe that we have achieved many “firsts” throughout our corporate journey. We pioneered the era of hardcore RPGs in Vietnam by publishing Legend of Swordsman on PC in 2005. We launched the first widely adopted communication application developed by a Southeast Asian technology company in 2012. We were the first Vietnamese company to successfully publish online games in a foreign market. We have strategically expanded into new business lines, including mobile payments in 2017 and cloud services in 2018. By adhering to our mission, we have become a Vietnamese technology unicorn.

Today, our business comprises four segments: Games, Communications and Media, Fintech and Long-Term Opportunities, which together form a powerful platform to serve users’ and businesses’ daily needs. Our services are supported by our proprietary digital infrastructure and technology platform, a unified advertising network and large amounts of data insights accumulated through years of operations.

Notes:

(1)	Based on Newzoo’s mobile games market estimate for 2021 and our 2021 gross revenue from publishing mobile games in Vietnam.
(2)	Based on MAU in 2021, according to F&S.
(3)	Based on monthly transacting users in 2021, according to F&S.

Our Competitive Strengths

Vietnam’s #1 digital ecosystem

We are a national technology champion in Vietnam with household digital platform brands across games, communications, news and music with a massive and fast-growing user base. We are the number one mobile games publisher in Vietnam, with our 2021 mobile game gross revenues representing over 50% of Newzoo’s estimate for Vietnam’s mobile games market for 2021. We had 69.4 million QAU across games targeted at hardcore and casual gamers in the second quarter of 2022, with an established first-mover advantage, proprietary know-how and competitive moat built over 18 years of industry experience. We had 72.7 million MAU on Zalo in the second quarter of 2022, and our Zalo application was the number one messaging application in Vietnam by MAU in 2021, according to F&S. In addition, Zing MP3 was the number one music streaming platform and Bao Moi was the number one online news platform in Vietnam based on MAU in 2021, according to F&S. Our ZaloPay application was ranked among the top three locally-developed payment applications in Vietnam in terms of MTU in 2021, according to F&S, and has experienced rapid growth since launch.

We are well positioned to address a total addressable market of over US$73.0 billion by 2025, which includes US$10.2 billion in online games in SEA and Taiwan and US$11.2 billion in online games in LatAm (according to Newzoo); and US$5.3 billion in online communications and media in Vietnam and US$46.9 billion in fintech services in Vietnam (according to F&S). We believe our platform will benefit from a fast growing addressable market on the back of strong macro tailwinds. Such tailwinds include a young population, fast-growing economies and increasing urbanization, highly active internet users, rapidly growing internet and smartphone penetration, especially among the younger tech-savvy population, and increasing levels of purchasing power. When combined, these drivers demonstrate the high growth potential of our key markets and, in particular, Vietnam.

Highly engaged user base with potential for scalability and increased monetization

As a trusted brand and a household name in Vietnam, we strive to deliver outstanding customer experiences for our users, maintain a highly engaged user base and create significant potential for scalability and monetization. We have built a comprehensive product portfolio, from mobile games and communication to digital payments, allowing our users to access our platforms multiple times a day while providing a richer and more convenient online experience. This has also presented cross-selling opportunities for us which increase the efficiency and effectiveness of our user acquisition and retention efforts. High user engagement has deepened our understanding of our users, further improved our service offerings to attract a wider audience, and opened up more monetization avenues while maintaining attractive user experiences.

For instance, we frequently adjust and fine-tune the game play of our games in response to user preferences and industry sector trends. We are also increasing the engagement of our games by making them more social and interconnected by introducing player leaderboards and in-game chat functionality. At the same time, we have expanded our Games revenue streams into a hybrid monetization approach, including in-app purchases and in-app advertising. To enhance user engagement in Zalo, we closely monitor user feedback to adjust Zalo’s in-app functionalities to optimize the user interface and launch new and desirable functionalities. Higher levels of engagement and longer periods of time spent using our applications will lead to more monetization opportunities, such as targeted advertising and premium subscriptions. We have also increased non-advertising revenue by developing value-added services for businesses which have Zalo accounts, including cloud functionality and e-commerce listings.

Powerful network effect

We provide participants of our ecosystem with diverse and complementary offerings to meet their daily needs, creating a powerful network effect that drives more users and engagement, and in turn attracts more partners to join our platform and grow our ecosystem.

Our core businesses complement each other and create powerful synergies within our platform. For example, we are able to cross-sell our Communications and Media and Fintech products to users of our games, leading to increased brand awareness of our products outside the Games business. Users of our games can also be converted to ZaloPay users with high stickiness, as ZaloPay serves as a convenient payment tool within our games. Zalo’s large user base provides extensive cross-selling opportunities to our other platforms and ZaloPay, thereby driving each user’s lifetime value as they adopt more services within our ecosystem and enable us to lower user acquisition costs.

As we attract more gamers, we strengthen our position as the leading publisher in Vietnam and attract more game developers to partner with us. With more game developers publishing through us, we benefit from the opportunity to publish more blockbuster game titles across SEA, which in turn attracts more gamers and lowers the risks of publishing such games. For our Communications and Media applications, as we attract and engage with more users, we accumulate more user insights, allowing us to keep improving and developing our products and services, which in turn grows and retains our user base. With a large and sticky user base, we are able to attract more advertisers and create more monetization opportunities within our ecosystem. Meanwhile, a large user base also attracts more businesses to open official accounts with us, further expanding our monetization potential.

This network effect accelerates the growth of our user base and increases user engagement, creating organic cross-pollination opportunities within our ecosystem. This results in significant opportunities for our partners and enhances monetization potential across our ecosystem.

Strong tech DNA led by a visionary team

Our tech DNA is deeply rooted in our management team, which continues to propel innovation and development, and solidifies our position as a Vietnamese technology pioneer.

Starting as a game publisher in 2004, we have evolved with the technology industry in Vietnam. From the PC to mobile internet eras, we have been at the forefront of introducing new technology into Vietnam and developing innovative products that fulfill the needs of our users in an increasingly digitalized world. We work closely with global game developers to help them tailor their games to best appeal to the markets in which the game is being published. We also help game developers effectively market the games, improve user engagement and increase the longevity of games and monetization opportunities by leveraging our local knowledge and large user network. We were the first to develop a widely adopted Vietnamese homegrown communication app, Zalo, and have also developed Zing MP3, Bao Moi and other apps and functionalities to create the comprehensive digital ecosystem we have today. We continue to develop our product features to meet the evolving needs of our users while expanding and deepening our reach into users’ daily lives. This has made VNG products widely known in Vietnam.

Our nimbleness and ability to address the evolving preferences of users is attributable to our entrepreneurial spirit and our consistent R&D focus, which form the core of our tech DNA. We are led by a visionary and battle-tested management team who have fostered a highly entrepreneurial culture to drive continued dedication to technology development and product innovation.

Proven publishing and development capabilities demonstrated by our strong track record

Our first published game, JX, which was developed by Kingsoft, was initially launched as a PC game, is still in operation after 17 years and the mobile version of the JX game franchise continues to be a popular game title in Vietnam, according to Newzoo. We also maintain a strong relationship with Tencent and have published numerous of its leading games. In addition to games targeted at the hardcore gamer market, we have also developed the ZingPlay platform, which is targeted at casual gamers. ZingPlay publishes a wide variety of mobile card and board games and has allowed us to expand the types of games we publish as well as the geographic reach of our Games business. Through continued development and innovative product improvements, Zalo has become the leading messaging application in Vietnam based on MAU in 2021, according to F&S.

Our strong internal R&D capabilities are crucial to our product development. By leveraging our proprietary technology, we are able to continue developing successful products using our own IP and to tailor our services to ever changing consumer needs. Over the years, we have successfully grown from a game publisher to a digital ecosystem with powerful technology infrastructure and dedicated specialists, equipped with over 2,000 technical and product employees as of June 30, 2022. We have also developed sophisticated big data and AI capabilities for the benefit of our platforms, users, partners and businesses. We continue to deliver targeted content via a recommendation engine that enhances user engagement and improves advertising efficiency. We have developed innovative AI products such as Kiki, a virtual assistant, and TrueID, an eKYC solution using AI as well as facial and optical character recognition technologies targeted at our enterprise customers.

Diversified and resilient monetization engines with strong growth potential

Our platforms provide a set of diverse offerings that are highly complementary to each other. Each platform has standalone monetization capabilities which strengthens our business in the face of challenges or an economic downturn.

For example, our Games and Communications and Media businesses are complementary to each other in terms of user acquisition and monetization, demonstrating strong resilience during the COVID-19 pandemic.

Our businesses also support each other’s growth given they are at different stages of development. We have a large and engaged user base in our more established businesses, including 69.4 million QAU for Games and 72.7 million MAU for Zalo in the second quarter of 2022. This is essential to our monetization capability and supports the development of our relatively early-stage businesses such as ZaloPay and VNG Cloud. Our Games business has generated consistent levels of cash flow and profitability and our Communications and Media business has been profitable since 2020, allowing us to invest more to enhance players’ in-game experience and our Communications and Media products while at the same time supporting the development of our emerging businesses such as ZaloPay and VNG Cloud.

Furthermore, our diversified business offerings provide multiple growth and monetization levers. Each of our businesses has potential for further use case expansion and collective cross-sell opportunities within our ecosystem. Our Games business has diversified genres offered across SEA, Taiwan, Hong Kong, India and LatAm. Geographical locations other than Vietnam contributed 13.9%, 22.1% and 18.7% of Games’ revenue in 2019, 2020 and 2021, respectively. In addition, self-developed games contributed 20.7%, 22.0% and 19.5% of Games’ revenue in 2019, 2020 and 2021, respectively. Zalo has been successfully rolled out as a communications tool for small and medium enterprises since 2020, and is being used as a tool for government agencies to communicate with the general public. These factors have significantly increased Zalo’s monetization potential. Further, we have seen a significant increase in non-advertising revenue from Zalo as a result of us expanding the amount of value-added services available to businesses and government agencies which have Zalo accounts. This demonstrates our ability to continue diversifying our revenue streams.

Our Strategies

Enhance our leading position in Vietnam

We intend to capitalize on our established first-mover advantage, proprietary know-how and competitive moat built over 19 years of industry experience in Vietnam. Leveraging our first-mover advantage, we will strive to continue to be at the forefront of introducing new technology into Vietnam and developing innovative products that fulfill the needs of users in an increasingly digitalized world. Vietnam’s attractive demographics, macroeconomic growth, rising smartphone penetration and fast-growing digital economy are key drivers of our future growth and will assist us to continue to build leading positions across our businesses.

Build on market leading position of core businesses

We intend to continue building competitive moats around our core businesses. For Games, we will consolidate and expand strategic relationships with world-class game developers to continue operating successful titles and introduce new games to our users. We will also continue to invest in our in-house team to develop innovative games and enrich our own IP. For Zalo, we intend to further strengthen the communications tools and functionalities, provide more convenience to users and maintain user loyalty.

We intend to continue to build and invest in Zalo to strengthen its position as the must-have communications platform for all individual users, small businesses and government agencies in Vietnam. We intend to innovate on features that help small businesses to reach and interact with users in an engaging and effective manner.

Expand Games business internationally and build a regional champion across Southeast Asia

We will continue to leverage the success of our operational experience in Vietnam and expand our presence across markets beyond, particularly in SEA and Taiwan. SEA and Taiwan present population growth, rising income levels, substantial and growing young populations and high levels of internet and smartphone penetration. Leveraging our Games business and technical know-how, we believe we will be able to successfully expand overseas by acquiring additional publishing rights outside of Vietnam and launching self-developed games, positioning us to capture additional market share across SEA, Taiwan, Hong Kong and LatAm. We believe the relatively low market penetration of products and services similar to ours in most of our target markets creates significant growth potential for our business.

Further enhance user engagement and monetization

We are focused on growing our user base, increasing engagement and improving monetization by leveraging our key strengths across our businesses.

We expect to continue to improve our Games monetization capabilities by leveraging the “freemium” model whereby we only charge users for supplemental or more advanced in-game features while downloading and playing the basic version of a game remains free. The in-game features include consumable items sold to users to alter a character’s attributes, and durable items which are accessible to a user over an extended period of time. For our Communications and Media business, we intend to capitalize on the multiple touch points and functionalities we have created, such as Zalo and media apps (such as Zing MP3 and Bao Moi). Ultimately, we believe that a broadened user base and diversified Communications and Media channels will provide our advertisers with better targeting and more efficient ad solutions, leading to improved monetization capabilities.

Continue to leverage data insights to drive new game innovations and secure additional publishing partnerships

We will continue to collaborate with leading game developers around the world to source and localize high quality games for our users. More specifically, we will utilize the vast data pool accumulated from our users to derive insights that are critical in game selection, localization and operation processes. For example, we use AI to model user engagement throughout a game cycle, from initial reach to engagement and then retarget. Similarly, we will dedicate significant resources in developing proprietary titles based on the in-depth understanding of our users’ needs in Vietnam and across the markets in which we operate.

Scale up Fintech services

Expand breadth of products and use cases. We intend to continue to broaden the number of use cases of our Fintech business. This includes closer collaboration with banks and other financial institutions to explore providing products such as wealth management, lending and insurance.

Increase transaction volume on the ZaloPay app. We intend to increase transaction volumes through more efficient user conversion and increasing use cases within our ecosystem. We will leverage user insights and transaction activities to improve ZaloPay’s product design, user interface and functionalities. We also plan to continue marketing ZaloPay to merchants to increase adoption.

Invest in our people

Building a globally competitive company in a developing country requires focused efforts to enhance human capacity. While our talent pool is smaller in comparison to other large technology centers, such as those situated in the US or China, we have been able to attract leading technical, product and business talents in Vietnam and around the world to join us through a unique company culture and a focus on developing our people. We have intake programs where we recruit leading students from the top universities in Vietnam and have developed strong training programs to rapidly develop their capabilities.

We intend to continue to invest in our people and our corporate culture, both in Vietnam and internationally, and maintain an entrepreneurial spirit through the use of equity incentive programs.

Cultivate long-term growth opportunities

We intend to grow our user base, broaden our offerings and increase our market presence by investing in strategic targets and partnering with them for new products and technologies. These targets typically provide services complementary to our core businesses, additional R&D capabilities and help us anticipate future market opportunities. We are also developing products which are complementary to our business, including Kiki, TrueID and Prism.

Games

Games commenced operations in 2004, at our inception. We focus on publishing games that are developed by global game developers, such as Tencent Games, RIOT Games, Kingsoft and Perfect World, in Vietnam, countries across Southeast Asia, Taiwan and Hong Kong. These games are targeted at the hardcore gamer market and use a “freemium” monetization model, where users download and play fully functional games for free with opportunities to make in-game purchases for a variety of items that enhance the player experience. We also develop and publish popular mobile card and board games for casual gamers through our ZingPlay platform, available across Asia-Pacific and the Americas. In addition, we are developing our ability to self-develop games targeted at the global hardcore gamer market, a relatively new line of business for us. These gamers typically play more frequently, play for longer periods of time and spend more money on in-game purchases than casual game players, who typically play mobile card and board games for shorter periods of time and are less invested in their in-game success.

We distribute our games through direct-to-consumer digital storefronts, such as the Apple App Store and Google Play Store. We also distribute them through our ZingPlay platform, which can be accessed through a web browser or downloaded from the Apple App Store and Google Play Store. We focus on mobile games, which are growing in popularity as a result of the rapid growth of mobile phone usage in Southeast Asia, and maintain a legacy but shrinking PC game business. In 2021, mobile gaming in SEA and Taiwan had an estimated market size of US$4.7 billion and based on total estimated number of mobile players grew by 23.4% between 2018 and 2021, according to Newzoo. In the same period, mobile gaming in LatAm had a market size of US$3.5 billion and based on total estimated number of mobile players grew by 22.6% between 2018 and 2021, according to Newzoo estimates.

We are the number one mobile games publisher in Vietnam, with our 2021 mobile game gross revenues representing over 50% of Newzoo’s estimate for Vietnam’s mobile games market for 2021. In 2019, 2020 and 2021 revenue from our Games business was VND4,032.3 billion, VND4,831.5 billion and VND6,381.7 billion (US$275.7 million), representing a CAGR of 16.5% between 2019 and 2021. Further, in 2019, 2020 and 2021 our game publishing business accounted for 79.3%, 78.0% and 80.5% of our Games revenue, our ZingPlay platform accounted for 18.1%, 17.7% and 14.8% of our Games revenue and our Development Studios business accounted for 2.7%, 4.4% and 4.7% of our Games revenue, respectively.

Game Publishing

We publish some of the industry’s most popular and engaging action and strategy role playing games, first person shooters, Battle Royale and massive multiplayer online games, in which large numbers of players, connected on networked game servers, interact with each other in virtual worlds. We publish games on an exclusive basis within a particular market. Since 2018, we have published 75 third-party developed mobile and PC games in our primary market of Vietnam, and 41 third-party developed mobile and PC games outside Vietnam.

We aim to publish immersive games that appeal to hardcore gamers, which allows us to increase game engagement, retention and monetization. Our large and engaged base of game players, with 69.4 million QAU in the second quarter of 2022 across Southeast Asia, Taiwan and Hong Kong, among others, makes us one of the preferred game publishers for third-party game developers, including Tencent and Kingsoft, in Southeast Asia. The existing, established player base across our previously published games gives us a competitive advantage with game publishers and allows new games to become popular quickly. We also have a proven track record of comprehensive publishing solutions. We maintain a large team dedicated to game publishing, who engage with developers of all sizes, and are able to identify games we believe will be successful in a particular market, guide developers on game localization and censorship restrictions and interface with local regulators in obtaining permits to launch the game. We also offer game launch and hosting, marketing, distribution, monetization, integrated payment infrastructure, including access to ZaloPay, and user services, including both online and offline community building activities. Our ability to provide this comprehensive suite of services when publishing a game has earned us a reputation as a trusted publisher with some of the world’s leading game developers.

We license a majority of the games that are our largest contributors by revenue from third-party game developers, such as PUBG Mobile, developed by Tencent and JX1M, licensed from a Kingsoft affiliate. In 2019, 2020 and 2021, games from our top two third-party game developers, affiliates of Tencent and Kingsoft, contributed 24.5%, 30.6% and 40.7% of our revenue, respectively. See Exhibit 10.6 to the registration statement of which this prospectus is a part for a copy of the game licensing agreement for PUBG Mobile and Exhibit 10.8 to the registration statement of which this prospectus is a part for a copy of the game licensing agreement for JX1M, which are our most popular games in Vietnam.

Game Development

We self-develop and publish mobile card and board games targeted at casual gamers through ZingPlay. ZingPlay contains over 60 different mobile card and board games that have been published globally. ZingPlay is the mobile casual game market leader in Vietnam and ranked first in the mobile card games genre by MAU in LatAm in 2021, according to Newzoo. More recently, through our Development Studios business we have been developing our own games targeted at the hardcore gamer market. We anticipate that such games will be comparable in complexity and storyline to games we have historically published for third-party game developers. We intend on expanding the reach of our Games business by publishing self-developed games in markets within and outside of Vietnam, anticipate that such games will increase our brand awareness outside Vietnam and diversify our Games business. Since 2019 we have self-developed and launched over eight games targeted at the hardcore gamer market and 62 card and board games across 27 countries. 20.7%, 22.0% and 19.5% of Games’ revenue was contributed by self-developed games in 2019, 2020 and 2021, respectively.

Casual Games

We develop and publish classic mobile card and board games through our ZingPlay platform, which we launched in 2008. In some markets we adjust the artwork to be more appealing to regional stylistic preferences or make small amendments to the gameplay and rules of the games to align them with the local version of a game.

ZingPlay is available for download in 10 countries, including Argentina, Brazil, India, Indonesia and Mexico, and the majority of the games can be played together with other users over the internet. Players of our casual games are users who play shorter, less complex games against each other while viewing the game board or their respective hand of cards through their device. Due to the volume of games on ZingPlay users typically play multiple games, creating stickiness to the platform.

Development Studios

Through our Development Studios business, we have been developing our own games targeted at the global hardcore gamer market, similar to those we publish for third-party game developers. These games are typically more technologically challenging to develop, from both a skill and cost perspective. They require the maturation of characters and storylines over the course of the game and substantial amounts of time in costly alpha and beta testing phases to ensure the game does not contain ‘bugs’ that impact gameplay when the game is published.

To date, we have developed, published and globally distributed six of such games, all of which are zombie themed, and include Dead Target, Zombie Hunter and Sniper Zombies. We currently have four of such games under development that we expect to release within the next 12 months. The target market for these games is the global hardcore gamer market, similar to the games we publish for international third-party game developers. In order to expand our game development capabilities, we have partnered with independent game development studios in China and hired additional game developers to collaborate with these studios. Our partnerships with the independent game development studios have been in the form of direct equity investments whereby we take a minority position in the studio, such as our investment in Dorocat, an independent game development studio, or make investments in specific game development projects.

Game Players

We have a large, active and growing user base of game players, which we attribute to the unique value proposition we offer players of our games – access to high quality games that have been localized for the markets in which we publish them. Of Games’ 69.4 million QAU in the second quarter of 2022, 54.4% primarily played our hardcore games and 45.6% primarily played our casual games.

Game Operations

We have developed strong in-house capabilities to successfully and consistently curate and/or develop, localize, roll out and monetize promising new games. As of June 30, 2022, we had a team of approximately 834 employees working on game publishing and a team of approximately 467 employees working on game development, of whom 362 are primarily engaged in developing our mobile card and board games and 105 in our Development Studios business.

Our game operations involve the following components:

Curation and Development

VNG Games

The markets for our games are characterized by rapid technological change, particularly given the technical capabilities of mobile phones and tablets, and changing user preferences. Our teams cover markets throughout Southeast Asia, South Korea, Western Europe, the United States and China, tracking the latest launches in the global game industry, analyzing users’ playing habits and preferences and trends in other entertainment and popular culture in the region. These teams are also responsible for staying in touch with third-party game developers and keeping abreast of industry trends.

To secure the rights to a game from a third-party game developer, we are required to make an up-front payment, pay royalties for the game over the term of the license, in some cases make minimum marketing expenditure commitments and/or provide the third-party game developer with gameplay statistics. These licensing agreements often have terms that range from three to four years, with options to renew, and set out the commercial terms regarding the license fees and royalties.

Development Studios

For the games that we self-develop, we analyze our users’ playing habits and preferences as well as other entertainment and popular culture trends in various regions. Based on the data points we collect and the analysis we undertake, we create storylines and characters—either independently or with the game development studios that we have partnered with—that we believe will appeal to our users and more broadly within our target markets. After the storyline has been identified and the characters created, we commence development of the game’s world and create the gameplay before moving the game through alpha and beta testing. Once we are confident that the alpha and beta testing process has been completed and all of the ‘bugs’ rectified, we prepare the game for publishing, a process that is substantially similar to the games we publish for third-party game developers.

ZingPlay

After we have identified a mobile casual game that is prominent in a specific market we will commence development of a version of that game for ZingPlay. The types of mobile casual games we publish are guided by user and cultural preferences in the markets where ZingPlay is available.

Content Localization

We work with the third-party game developer to localize and optimize the game for the market in which a game is being published. This process includes translating the game’s content into local languages, revising the artwork and game design to suit local preferences and making changes to satisfy regulatory requirements for each jurisdiction, including censorship laws concerning violence, nudity, political and social themes as well as mysticism and spiritual matters.

We, in partnership with the third-party game developer, also develop exclusive local content to enhance the game’s appeal to the market in which it is being published. For example, we collaborated with the third-party game developers of JX1M for the inclusion of a character based on a leading Vietnamese ‘key opinion leader’ in the version of the game published in Vietnam. We believe that these modifications lead to higher user engagement in the markets in which we publish games. After a game has been published, we continue to collaborate with the third-party game developer to extend the life of the game. We typically achieve this by developing additional content that is localized to the market in which a game has been published while also extending the game’s overall storyline. Opportunities to develop additional content also gives us the ability to strengthen our working relationship with the third-party game developer while being able to extend the game’s useful life. This keeps the game’s players engaged for a longer period of time while lengthening the lifecycle of the game and the amount of revenues it can generate.

We undertake a substantially similar process when localizing the mobile casual games that we publish through ZingPlay. Prior to publishing a mobile casual game in a particular market we ensure that the rules of the game, artwork in the game or on the cards and/or board as well as mechanics of the game are in line with the version of the game most familiar to players in that market. This increases the chances that the game will be well received in the market in which it is published.

We maintain a core localization team in Vietnam and smaller local teams in Singapore, Taiwan and Thailand. Through these teams, we have cultivated deep local knowledge, awareness of local market technological capabilities and strong on-the-ground resources, all of which improve our publishing services to third-party game developer partners and our ability to be relevant for our users.

Managing local regulatory matters remains one of the most complex aspects of our games publishing business. As part of our licensing agreements, we help third-party game developers navigate the complex and diverse rules and regulations within the markets in which we publish games. We believe that third-party game developers often prioritize publishers that are able to manage the legal and regulatory process to obtain the requisite government approvals, obtain intellectual property rights and other local legal compliance matters. Further, many of the markets in which we operate maintain strict content control regulations and typically require government approvals prior to the launch of each new game or additional content for a game. See “Regulatory Environment—Vietnam—Games.”

Distribution, Marketing and Monetization

We market, sell and distribute our games through direct-to-consumer digital storefronts, such as the Apple App Store and the Google Play Store, in addition to our ZingPlay platform. We also market our games on social media platforms, our own websites, within the games we publish and offline channels. To create awareness around our games and improve their marketability, we keep the third-party digital storefronts updated on our upcoming releases and pay to have our games featured or otherwise prominently placed within the storefront. We believe that this facilitates organic user discovery and results in our games achieving a greater degree of commercial success.

In recent years, our games are most often downloaded from the Google Play Store and Apple App Store. We use a “freemium” monetization model that allows our users to download and play fully functional games for free. To generate revenue, the games feature virtual marketplaces that sell virtual items required to level up, advance through the game more quickly or avoid watching in-game advertisements. We also sell credits to purchase in-game virtual items through physical kiosks at convenience stores and mobile data top-up stations, which is permitted in some Southeast Asian countries given the relatively low levels of credit and debit card penetration. This enables our users who do not have access to credit or debit cards to purchase virtual items. Some items are consumptive, such as a potion that temporarily increases a character’s attributes, and others are esthetic or functional to enhance the gameplay, such as an item of digital clothing or a new weapon that can be used in-game. We aim to price our virtual items to optimize revenue generation without negatively impacting user engagement.

Esports

Prior to the COVID-19 pandemic we regularly held esports competitions in Vietnam and across Southeast Asia. These competitions ranged from relatively small tournaments to widely-publicized and promoted esports events with over 45 teams and up to 200,000 fans in attendance in-person and virtually. Our VNG esports day, which prior to COVID-19 was held annually, typically has approximately 5,000 players per game joining in-person and virtually. Some of our users have become full-time professional esports athletes that compete for prize money in tournaments and sponsorships from large corporations, many of whom also sponsor other forms of professional sports. We believe our esports operations generate strong user engagement for our games as well as promote user acquisition and retention. When public health conditions permit we intend on resuming the hosting of in-person esports events.

Communications and Media

Our Communications and Media business comprises the Zalo application, our media and music streaming and news aggregation applications, as well as our advertising businesses, Adtima and Zalo Ads.

The following table sets forth certain information regarding usage of our Communications and Media applications:

	2019	2020	2021	HY 2021	HY 2022
Communications and Media Operating Metrics
Zalo MAU (millions)(1)	49.7	58.8	70.2	72.0	72.7
Zalo total downloads (millions)	16.2	14.3	15.9	7.2	7.4
Zalo messages sent (millions)(2)	1,097	1,345	1,960	1,593	1,666
Zalo calls made (millions)(2)	25	40	71	45	71
Zing MP3 MAU (millions)(1)	32.4	30.5	29.1	28.8	28.2
News articles total content views (millions)(2)	65	54	48	87	52

Notes:

(1)	Aggregate number of active users during the last 30 days for the relevant period.
(2)	Daily average for the last 30 days of each period.

Zalo

At the time of its release in 2012, Zalo was a communications application that primarily offered users in Vietnam instant messaging, audio messaging and photo sharing. Today, Zalo is a multi-featured platform offering a variety of different services including audio and video call functionality, e-commerce, timeline and stories, photo sharing and public services. Zalo was the number one messaging application in Vietnam based on MAU in 2021, according to F&S, and as of June 2022 approximately 260 million minutes of calls were made daily. It is also a conduit to connect our users with goods and services offered by advertisers, the Vietnamese government and businesses.

Zalo started as an application with only basic chat functionality. As our user base grew, we introduced audio and video call functionality and eventually expanded the service to include photo and video sharing and group chat functionality. We also developed Zalo as a channel for brands and businesses to communicate directly with their customers and target market. The following table sets forth certain information regarding Zalo use in the last three years:

	2019				2020				2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Zalo Operating Metrics
Messages sent (millions)(1)	992	1,058	1,094	1,097	1,274	1,288	1,322	1,345	1,413	1,593	1,913	1,960	1,891	1,666
Calls made (millions)(1)	17	20	22	25	29	32	36	40	42	45	61	71	74	71

Note:

(1)	Daily average.

The figures in the table above represent usage within the last 30 days of any quarterly period.

Zalo PC is a desktop application that enables users to use Zalo’s chat and communications functionality on a PC. It is a new feature and we intend to continue developing the Zalo PC application so that more of Zalo’s functionality can be accessed from a PC. We are also developing functionality within Zalo PC for small and medium enterprises, enabling them to communicate with their customers and employees of such businesses to communicate among themselves.

In addition, we use the Zalo application as a platform to promote ZingPlay, ZaloPay and our media and music streaming and news aggregation applications.

Zalo AI/Kiki

In 2018, we began development of Zalo’s virtual assistant, named Kiki, which is a similar type of product to Apple’s Siri and Amazon’s Alexa. Kiki is able to listen to and identify songs in the Zing MP3 library and provide facial recognition services for identity verification. In 2020, Kiki, through the Zalo application, was successfully integrated into a car for the first time and could be spoken to in order to control music and volume, including through ZingMP3, read the news and weather and state instructions from GPS assisted navigation. We are continuing to develop a feature to transcribe audio messages sent using Zalo chat into text and intend on further developing this artificial intelligence technology to work as a standalone device outside of cars. We believe that Kiki, as a Vietnamese-speaking virtual assistant, is one of the first for the Vietnamese market and will increase stickiness to Zalo as users rely upon Zalo for an increasingly large number of their daily online needs.

Media and Music Streaming

In 2007, we developed a music streaming application, branded as Zing MP3. In 2021, Zing MP3 was the number one music streaming platform in Vietnam based on MAU, according to F&S. In the second quarter of 2022, Zing MP3 had 28.2 million MAU and its library included songs from Sony and Universal’s music libraries. Zing MP3 is a free to download application monetized with advertisements. We also offer a premium version whereby users pay a subscription for fixed amounts of time to remove the advertisements, maintain a larger offline library of songs, and stream tracks with higher audio quality.

News Aggregation

Our news aggregation application, Bao Moi, searches over 100 different sources and provides access to approximately 4,000 Vietnamese language news and entertainment articles a day. In 2021, Bao Moi was the number one online news platform in Vietnam based on MAU, according to F&S. Bao Moi personalizes and classifies news content based on the user’s online behavior, interests and previous searches.

In addition to providing news articles to our users, by aggregating news we are able to sell advertisements through Adtima and Zalo Ads. The advertisements generally appear as horizontal banners across the top and bottom of the pages as well as vertical banners on the sides of pages.

Monetization

We primarily monetize our communications and media platforms by selling advertisements and digital marketing services. We collect significant amounts of data as users interact with our products and we use such data to optimize the ability of advertisers to connect with our users. This enhances the user experience by enabling users to see advertisements as well as music and news recommendations that are relevant to them. The data is anonymously collected, aggregated and analyzed in accordance with applicable privacy and protection regulations. In addition to advertisements, we also offer value-added services for businesses which have Zalo accounts, including cloud services and e-commerce listings. In June 2022, we began implementing paid service packages for Zalo official accounts operated by businesses. We intend to continue expanding direct monetization opportunities in the future.

Adtima

Adtima is our digital content creation business and digital creative agency and was the number one local online advertising platform in Vietnam based on revenue in 2021, according to F&S. If an advertiser is looking to create digital advertisements but does not have an in-house marketing team, it can engage Adtima to create digital content. By engaging Adtima, the customer gets assistance with the creation of marketing campaigns and assets, and benefits from our deep local knowledge of the Vietnamese market and datasets collected from our platforms. This allows Adtima to advise the advertiser on the behavioral and psychological attributes of the target audience, as well as what types of content the targeted audience typically engages with, and create the content accordingly.

In addition to assisting with content creation, Adtima is able to link advertisers with appropriate ‘key opinion leaders,’ influencers and other artists who are best suited to help the advertiser reach the targeted demographic. Adtima is also able to manage the rollout of the advertisement campaign, including monitoring any negative impact or unintended consequences of the campaign, and analyze the advertisements performance, clicks and impressions.

Zalo Ads

Zalo Ads is an advertising platform that helps businesses and store owners launch and manage their own advertising campaigns. Unlike Adtima, Zalo Ads does not provide assistance in designing marketing assets and marketing strategy. Instead, Zalo Ads’ customers provide their own creative content and have their advertisements hosted and targeted at their target audience. Advertisers looking to place ads using Zalo Ads are required to bid for the space through our Zalo Ads dashboard. When making a bid, advertisers select a schedule for when the ads will appear, including time of day and frequency, and the key performance indicators for the advertisement, which depend upon what kind of advertisement is being bid on (for example, still image, video with or without sound or scrolling marquee). The Zalo Ads dashboard provides a price to run the advertisement and if the advertiser agrees to the price, it can purchase the advertisement space and the Zalo Ads platform will begin to automatically target users and place the advertisement as appropriate.

Fintech

The main component of our Fintech business is ZaloPay, our digital wallet and payment gateway, which commenced operations in 2017. In June 2022, ZaloPay had 530 unique active merchants in Vietnam. Transactions using the ZaloPay digital wallet typically incur a lower merchant discount rate as compared to those using credit and debit cards, which encourages merchant adoption. ZaloPay has been integrated with a variety of online and offline merchants and has increased its number of use cases, including food and beverage, entertainment, transportation, e-commerce, mobile telecommunications and bill payment. ZaloPay is connected to most domestic banks and is fully integrated with our Zalo application, allowing Zalo users to make peer-to-peer payments in Zalo chat and act as an online sales channel for merchants. Recently, ZaloPay partnered with Grab to make ZaloPay’s digital wallet available for Grab Vietnam’s services, including transportation, food, grocery and parcel delivery.

With the ZaloPay platform, we aim to reduce the friction of cash transactions and address the needs of Vietnam’s large underbanked population, serving as a gateway to accelerate financial inclusion, and further empowering our user and merchant base. We have collaborated with a financial institution to launch a money market product and intend to explore other fintech services, including lending and insurance products and other financial services as the regulatory environment permits. We will be committing resources to our Fintech business as we continue to grow the number of users using the ZaloPay digital wallet and our digital payment gateway.

ZaloPay is the fastest growing digital payment application in Vietnam among the top five players and ranked among the top three locally-developed payment applications in Vietnam in terms of MTU, according to F&S. ZaloPay had approximately 2,943,000 monthly transacting users in the second quarter of 2022, up from approximately 291,000 monthly transacting users in the first quarter of 2019. In 2019, 2020 and 2021, ZaloPay processed approximately 16.5 million, 35.0 million and 107.8 million digital wallet payments, respectively. Further, an increasingly large number of our Games’ users complete purchases using ZaloPay. In 2019, 2020 and 2021, ZaloPay processed 29.8%, 31.3% and 45.6% of the aggregate gross billings for our Games business, respectively. This reduced our transaction fees for 2019, 2020 and 2021 by VND211.9 billion, VND286.6 billion and VND523.5 billion (US$23.2 million), respectively, as we were not required to pay the transaction fees associated with other payment gateways.

Platform Participants

The ZaloPay ecosystem is comprised of online and offline merchants that accept ZaloPay as a form of payment or use the ZaloPay payment gateway or ZaloPay digital wallet, each of whom is described below in greater detail. ZaloPay is fully integrated with our Zalo application, allowing Zalo users to make peer-to-peer payments in Zalo chat and act as an online sales channel for merchants.

Merchants

We focus on merchant acquisition as we believe a larger number of merchants accepting ZaloPay will lead to a larger number of users willing to transact using ZaloPay. Merchants using ZaloPay benefit from the platform’s automated payment aggregation and timely settlement solutions. This reduces the administrative burden on merchants by allowing them to digitally review transactions through ZaloPay, instead of aggregating multiple sets of printed receipts. The number of unique active merchants that used the ZaloPay payment gateway or accepted ZaloPay as a payment method has grown from 180 in December 2019 to 530 in June 2022. The merchants control the point of sale for the various goods and services that can be paid for using ZaloPay or through the ZaloPay payment gateway. Our network of merchants includes a wide range of online and offline entertainment, including food and beverage outlets, retail, transportation, e-commerce, mobile telecommunications and bill payment, among them the Google Play Store, 7-11, Lazada, Baemin food delivery and VietJet Air. Recently, ZaloPay partnered with Grab to make ZaloPay’s digital wallet available for certain of Grab Vietnam’s services.

In 2019, 2020 and 2021, 51.2%, 46.9% and 61.0%, respectively, of the gross transaction value transacted through ZaloPay was for products and services provided by third-party merchants as opposed to transactions within our Games or Communications and Media business.

ZaloPay Digital Wallet Users

ZaloPay is fully integrated with the Zalo application or can be accessed by downloading the ZaloPay application from the Google Play Store or Apple App Store. A user then needs to link their ZaloPay digital wallet to either their credit card or bank account and after a payment method has been linked the ZaloPay user can use their smartphone as a digital wallet to complete online and offline transactions. Based on user data we have collected, ZaloPay users use their digital wallets for a broad spectrum of transactions, including purchases from both brick and mortar and online retailers, food and beverage, making payments for utility and cellphone bills, and purchasing or topping-up prepaid game credits and accessing e-vouchers and promotion codes for offline products and services.

Vietnam’s high level of smartphone penetration, which was approximately 74% in 2021, according to F&S, and large proportion of underbanked adults, means many Vietnamese have access to a smartphone but do not have access to credit cards or other means to make cashless transactions. This group is excluded from participating in certain growing aspects of the economy, including e-commerce, digital bill payment and an increasing number of merchants that do not accept cash.

Monetization

We monetize ZaloPay and the ZaloPay payment gateway by charging merchants a small fee of the total value of the transaction settled using ZaloPay or the ZaloPay payment gateway. The model is substantially similar to the merchant discount rate credit card companies charge merchants. Moving forward we intend on continuing to leverage our local market expertise and strong on-the-ground resources to grow ZaloPay’s user base and expand its use cases.

Licenses and Regulation

The financial services industry is heavily regulated and while we are not a bank we are required to obtain and maintain various licenses to operate ZaloPay, including licenses to operate an electronic payment gateway, to maintain digital wallets on behalf of users, to maintain an intermediary payment services permit and for the money market product. Prior to expanding our Fintech business to provide additional financial services, such as wealth management, consumer lending or insurance, or enter additional markets, we will need to obtain additional licenses and permits in order to comply with local laws. See “Regulatory Environment—Vietnam—Intermediary Payment Services” and “Risk Factors—Risks Related to Our Business—We may fail to obtain, maintain or renew the requisite licenses and approvals.”

Long-Term Opportunities

VNG Cloud

VNG Cloud is our most recent service offering and commenced commercial operations in 2018. It is a cloud-based platform enabling corporations to move from hard copies to soft copies which we store in our data center in Vietnam. VNG Cloud combines powerful, elegant and easy-to-use functionality that is designed with the security, scalability and administrative controls required by information technology departments. We have developed VNG Cloud to enable our customers to be able to leverage our cloud infrastructure regardless of their file format, application environment, operating system, device or location.

Our business strategy focuses on targeting specific industries that have content and collaboration challenges in their business. By providing services to various enterprises, the VNG Cloud team collaborates with these enterprises to create and deliver information solutions that target specifically identified business problems within those industries with a combination of functional technology and solution-oriented services. We believe that VNG Cloud is highly scalable and can support deployments in a wide range of sizes. Our customers include small and medium enterprises and corporations in highly regulated industries such as banking and finance, multimedia, retail, real estate and manufacturing.

VNG Cloud has two distinct categories of products, namely software as a service (“SaaS”) which is a way of delivering applications over the internet so that they can be accessed and used online instead of having to install them on each computer that may need access to the software. Examples of our SaaS products include vCloudCam and vUC, tools for operating centralized security camera systems and centralized customer service solutions, respectively. The other category of products are infrastructure as a service (“IaaS”) and platform as a service (“PaaS”). IaaS and PaaS are generally speaking similar products where VNG Cloud is able to deliver hardware and software tools to users over the internet and such tools are hosted on VNG Cloud’s server infrastructure. Examples of our PaaS and IaaS products include vCDN and vServer, tools for content delivery and storage, respectively.

Enterprises are increasingly interested in finding solutions that address employees’ changing work styles, while also protecting confidential content, including documents, presentations, spreadsheets and multimedia. This need was accelerated as workers were required to work remotely as a result of lockdowns due to the COVID-19 pandemic. With the passage of Decree No.53/2022/ND-CP (taking effect from October 1, 2022), the Vietnamese Government requires that personal data belonging to internet users in Vietnam, certain data generated by internet users in Vietnam and data on such users’ relationships (such as friends and groups with whom such users interact), of regulated entities be stored in Vietnam. We believe that VNG Cloud is well positioned to capitalize on this opportunity as our data center and most of VNG Cloud’s server space is located within Vietnam.

Others

We have also self-developed innovative AI products, we have rolled out an eKYC product named TrueID and an Internet of Things controller for use in commercial settings named Prism. TrueID is a product suite for customer identification and verification that uses biometrics and AI technologies to allow end users to quickly and securely authenticate themselves before accessing online services. Prism, one of our newest products, is an internet of things controller for use in commercial settings that we developed to enable users to control multiple devices from one platform.

Investments

From time to time we have made minority investments in technology companies that we believe have the potential to become leaders in their industry or could grow to have synergies with our operations. We have also made strategic investments in companies or funds that we believe have strong potential. Our minority and strategic investments (including some investments which have not closed) to date include:

•

Tiki Global Pte. Ltd., a Vietnam-focused e-commerce marketplace that specializes in end-to-end logistics. Tiki is one of Vietnam’s fastest growing retail companies and a favorite among Vietnamese e-commerce users as it specializes in being able to complete same day deliveries for a wide spectrum of consumer goods;

•

Dayone Joint Stock Company, a Vietnam-focused mobile gifting platform doing business under the brand Got it that allows users to buy and send gift cards for a wide range of online and offline merchants;

•	Funding Societies Pte Ltd., Southeast Asia’s largest digital financing platform for small and medium enterprises (this investment is pending final regulatory approvals);

•	Beijing Youtu Interactive Co., Ltd., an independent game development studio based in Beijing;

•	EcoTruck Technology Joint Stock Company, a Vietnam-focused logistics company that provides a technology based platform on which users can schedule and track shipments;

•	Rocketeer Holding Limited, an independent game development studio that is based in Hong Kong and trades under the name Dorocat;

•	Viet Nam Telio Company Limited, a Vietnamese focused e-commerce marketplace that focuses on business to business grocery and consumer goods delivery;

•	FPT Online Service Joint Stock Company, a global information technology service company offering advertisement services;

•	Opencommerce Group, Inc, a service provider helping e-commerce shops reach a global audience and easing transactions made on cross-border e-commerce shops;

•	HAEGIN Co., Ltd., an independent game development studio based in Seoul;

•

01Fintech LP, a Cayman Islands limited partnership that primarily invests in fintech companies throughout Asia, to which VN OpCo committed to fund US$24.0 million, conditioned upon this offering, to be funded through ListCo or otherwise, and with VN OpCo having the right to transfer its partnership interest to ListCo by written notice to the general partner;

•	Transcend Fund GP II Limited, an early stage venture capital firm investing in games and digital entertainment; and

•	Wildseed Games, Inc, an emerging game development company located in the United States.

In the current economic climate, we have reassessed our strategic plan and at this stage do not plan to actively pursue additional minority and strategic investments, although we may in the future pursue potential acquisitions or investments which align with our strategic criteria. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Future Capital Requirements.”

Users and Customers

We believe that our users and customers choose us based on the online experience we are able to provide and our track record of delivering safe, secure and reliable products and services. Given the nature of our business we have a very diverse set of users, with each of the different platforms we operate having its own target market:

•	the customer profile of our game publishing business tends to skew male and in between the ages of 14 and 35 years old;

•	the customer profile of ZingPlay is primarily male between the ages of 16 and 34; and

•

the customer base of Zalo is more evenly distributed across male and female and the customer base of ZaloPay is predominately male, the average user age on the applications is between 25 and 44 years old.

We do not target users of a specific social-economic class although owning a computer or a smart phone is a prerequisite to being able to access our products and services.

VNG Cloud focuses primarily on enterprises as its target customer base.

Partners and Vendors

Our partners and vendors include some of the world’s leading technology companies, including Tencent, Apple, Google and Kingsoft, among others. We seek to work with partners and vendors such as these as we believe they provide best in class technology and a level of service commensurate with ours. This has earned us a reputation among our users as a technology company that is able to provide secure, high-quality technology to a wide spectrum of users. As a result, we have earned the trust of our partners and vendors and have been able to maintain a strong working relationship with them.

Our Technology

We believe that the quality of our technology and systems is critical to our success. Our infrastructure and technology have been designed for reliability, scalability and flexibility, developed internally by us, and administered by our technical staff. The main components underpinning all of our businesses are our data center, network infrastructure and databases, analytics and security.

Data Centers

We operate two data centers located in Vietnam. These data centers power our business and move the large amounts of data that are necessary to ensure that instant messages are securely sent and received, calls can be made, games with multiple players can be simultaneously enjoyed in real time, quality music is streamed, payments sent and received and the data of our VNG Cloud customers securely stored and easily accessed. In addition to the data center that we operate ourselves, we also rely upon the services of commercial cloud providers such as Amazon Web Services, Google Cloud, Tencent Cloud and Microsoft Azure for our operations outside Vietnam.

Our data centers have been designed for redundancy such that if one component or system within it is not operational, our overall network architecture could continue to function uninterrupted, thus reducing the risk that any of our business lines would suffer from service disruptions. We have also designed our data centers to be scalable, ensuring that as our business grows we will be able to scale our data centers to handle the increasing amounts of user data and traffic.

Network Infrastructure

The network infrastructure we employ relies upon high-speed cabling and cloud-based servers to link our data center and other servers. In addition to our data center, we also rely upon third-party commercial cloud servers operated by global technology companies in certain markets we publish games outside Vietnam. We have designed our network architecture such that it is able to function in a flexible cloud environment that has a high degree of elasticity, ensuring that if any one component of our network is not operational the overall system would be able to continue to operate. All of the components within our critical network infrastructure are designed with excess capacity.

The large number of users across our platforms requires us to simultaneously deliver massive amounts of data. We have designed our network infrastructure so that it is able to scale horizontally, such that when we are required to add additional capacity the network is readily able to integrate the additional capacity.

Databases and Analytics

The types of platforms we operate generate large amounts of user data as a result of the ways in which our users interact with our platforms and their observable behavioral patterns. As our user base grows and level of engagement with our platforms increase, we expect that we will collect larger amounts of data and, to make use of this data, it needs to be processed.

We have developed a data analysis engine that is able to present the data we collect in various ways as well as to create periodic reports. This assists us to generate invaluable insights on user needs, preferences and behaviors, which we use to improve our services and the user experience, enhance effectiveness of cross-promotions and discover opportunities for improving user retention and increasing user life-time value. Our data analytics technology serves various types of data-intensive computational needs, including high-volume batch processing and multi-variable and multi-dimensional real-time analytics.

Security

The information technology security systems that we employ are central to our business and managed by a dedicated security team. Some aspects of our security systems are applicable across all of our business segments and others have been tailored to meet the specific needs of a particular business segment or part of our operation.

We are compliant with ISO 27001, which is a set of best practice information technology security guidelines stipulating controls in areas such as access control, cryptography, communications security and overall information technology security policies. We also comply with the payment card industry data security standard (“PCI-DSS”) in our business segments that process any kind of transaction, including Games and ZaloPay. PCI-DSS mandates that all cardholder data be encrypted, access to stored cardholder data be restricted on a business need to know basis, network usage be tracked and monitored and that we regularly test our security systems and processes. We continuously assess our security systems as the threats posed to them evolve and expect to continue to incur significant costs in safeguarding our systems. See “Risk Factors—Risks Related to Our Business and Operations—We may be subject to security breaches and attacks against our platforms and network, particularly with regards to confidential user information, and our platforms may contain unforeseen “bugs” or errors.”

Technology Specific to our Businesses

While our technology stack underpins all of our businesses, we also tailor each portion of it to suit the needs of each of our businesses.

Games

Since we started operations in 2004 we have been developing and refining our proprietary technology platform for our Games business, including our ability to develop and launch localized content, host massive multiplayer online games and identify cheaters to be banned. Our platform has strong data analysis capabilities that are able to track key aspects of our Games business, including user preferences and tendencies, game localization and redesign, game distribution, payment gateway management, in-game fraud detection, virtual items merchandising, cross promotion opportunities and marketing.

We use this data to match our users with the most relevant games based on any given user’s profile and gameplay history. We also maintain a system to anticipate user engagement and churn based on past behavior by our users and use these data models to amend our marketing plans and target users with rewards to continue playing before they have abandoned a game. After a game’s popularity has peaked, we analyze the full set of playing data collected to tweak our operations for subsequent releases.

Communications and Media

Our communications and media platforms are powered by secured servers, on which user data is stored and encrypted. The current configuration of our user database management system is able to quickly and efficiently store user data for our various communications and media platforms. Through this organized system we are able to aggregate massive amounts of data and utilize it for the benefit of our business and the advertisers on our communications and media platforms.

We also maintain robust content moderation technologies for the content posted throughout our communications and media platforms to ensure that users are not breaching our community standards with the content they post and that user commentary and reactions to the news articles we publish do not violate Vietnamese laws and regulations.

Fintech

ZaloPay consists of a database, a processing system and interfaces for consumers, content providers and telecommunications service providers and distribution partners. The interfaces are connected to the processing system through secure protocols such as Transport Layer Security (TLS/

SSL). In order to reduce the risk of a virus spreading through our entire network, our terminals are not connected to each other. Prior to onboarding a merchant or granting a user permission to transact with ZaloPay an electronic-know your customer process is conducted, requiring proof of identification, matching a photo with the proof of identification and a background check.

We continue to invest in the platform as we seek to improve our digital wallet and payment processing technology to enhance the customer experience and to increase efficiency, reliability and security. A substantial portion of our development efforts are focused on creating specialized software that enhances our internet-based customer functionality and we have developed intuitive user interfaces, customer tools and transaction processing applications that help our users to reliably and securely complete transactions.

Long-Term Opportunities

Our VNG Cloud business is largely dependent upon the data centers and servers that we utilize, most of which are located within Vietnam. Given the importance that is placed on access to data and retrieval of such data in the cloud business we have created multiple redundancies in the system to ensure that in the event any part of our VNG Cloud platform was not operational our customers could continue to make use of the service.

User Support Services

We maintain dedicated user support teams for each of our business segments in Vietnam, and additional user support personnel in Taiwan and Thailand, among others. We believe that our user support teams are able to provide a high level of service and are typically able to respond to user queries within 24 hours of receipt. All of our user support team representatives undergo several rounds of training prior to being able to interface with users, resulting in a well-trained user support team that is able to competently assist our users with whatever issues they encounter across all of our platforms. Additionally, our user support personnel are an integral part of our user feedback system and are constantly gathering feedback on how to improve our services.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property and proprietary technologies. To protect our proprietary rights, we rely on a combination of intellectual property rights in Vietnam, Southeast Asia and other jurisdictions. Our intellectual property rights include patents, trademarks, copyrights, trade secrets, license agreements, internal procedures and contractual provisions. We also enter into confidentiality and invention assignment agreements with our employees and contractors and sign confidentiality agreements with third parties. Our internal controls are designed to restrict access to our proprietary technology.

Additionally, we have large amounts of trade secrets that we license from third-party game developers, patented technology and software code we have developed ourselves as well as the modifications we have made to localize the games we publish. With respect to the games we have developed ourselves we are required to design and develop numerous audio-visual elements, including graphics, music, story lines and interface design, all of which we consider to be our intellectual property and seek to protect it from improper use. Further, we have also developed specific types of intellectual property as it relates to Zalo’s business, including the chat and call functionality, our ZaloPay business, including how money is debited and credited and how it is securely sent between users’ digital wallets.

As of June 30, 2022, we had 185 registered trademarks, 139 registered copyrights and had registration of 59 trademarks pending in Vietnam. In addition, as of June 30, 2022, we had approximately 241 registered websites and domain names that are material to our business. We may not be able to obtain protection for our intellectual property, and our existing and future patents, trademarks, and other intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Our patent applications may not result in the issuance of patents, and any resulting issued patents may have claims narrower than those in our patent applications. Additionally, our current and future patents, trademarks, and other intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing upon them. Our internal controls and contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies.

In order to protect our intellectual property and safeguard the know-how we possess and have developed we consistently monitor the market for any possible violations or infringement and where such violations or infringement have occurred we immediately take steps to ensure the violating party is required to cease and desist the use of our intellectual property, including through legal action when necessary. See “Risk Factors—Risks Related to Our Business and Operations—We may not be able to protect our intellectual property rights.” As our business continues to grow and competition increases, we will likely face more claims related to intellectual property and litigation matters. See “Risk Factors—Risks Related to Our Business and Operations—Termination of our intellectual property licenses could materially and adversely affect our business” and “Risk Factors—Risks Related to Our Business and Operations—We may not be able to protect our intellectual property rights.”

Competition

We compete in markets which are rapidly evolving and highly competitive. Our business faces rapid technological change, shifting user needs and frequent introductions of rival products and services, as well as the entrance of non-traditional competitors.

Further, given the high levels of competition within the Asian technology space some of our competitors are backed by, and have received investments from, companies and other organizations that compete with the companies and other organizations that we are backed by and have received investments from. As a result, the level of competition is not only between our direct competitors but also between the companies and other organizations that back us and our direct competitors. Some of our competitors and their backers, and particularly those based outside Southeast Asia, may have more financial resources than we do, as well as greater access to capital markets and a longer operating history than us. See “Risk Factors—Risks Related to Our Business and Operations—We face significant competition across our markets and business segments and may fail to compete effectively against current or future competitors.”

Games

The games business within Southeast Asia and the other jurisdictions in which we develop and publish games is highly competitive. We compete on our ability to secure licensing rights to games, how well we are able to localize different games for the markets in which we publish them, the quality of games we are able to develop ourselves, the number of users we can likely reach, quality of the user experience, relationships with third-party game developers and our reputation in each of the markets in which we operate. The market for our games is characterized by rapid technological developments, frequent launches of new games and enhancements to current games, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. In addition, we and our game competitors are primarily competing for the same users in the markets in which we compete.

Within Southeast Asia, our competitors in the hardcore gamer market primarily include Garena (SEA), Yoozoo Games, Zlongame, Kakao Games, Netmarble, Activision Blizzard, Take-Two Interactive and Netease. As we continue to develop our Development Studios business, we may begin to compete with some of the third-party game developers for which we publish games. In the casual gamer market, our competitors primarily include Zynga, King and Niantic. We also compete with other forms of entertainment for the time and discretionary spending of users.

Communications and Media

While Zalo remains the leading messaging application in Vietnam based on MAU in 2021, several other major platform operators, including Facebook (via Messenger and WhatsApp), are active in Vietnam. In 2021, Facebook remained the most used social media platform in Vietnam and as a result we consider it to be Zalo’s biggest competitor. In addition to Facebook, TikTok’s social media functionality is becoming increasingly popular as is Telegram and Snapchat. In the platform space we compete to attract, engage and retain users based on the variety and value of services and by providing a stable and easy to use interface. Zalo’s services are tailored to the needs and preferences of Vietnamese internet users, which we believe provides a better user experience and greater convenience.

Our media and music streaming and news aggregation applications also face various forms of competition, within Vietnam and internationally. There are many music streaming services available in Vietnam, including from streaming platforms such as Spotify, Apple Music and YouTube. Further, news aggregation services such as Google News are available within Vietnam and provide services substantially similar to the Bao Moi application.

ZaloPay

ZaloPay competes with other digital wallet services operating within Vietnam, including Momo, Moca (GrabPay), ShopeePay and Viettel Pay. ZaloPay also competes with credit card and debit card service providers such as Visa and MasterCard, banks that issue credit and debit cards, along with other payment processing offerings and other offline payment options, including cash. We believe that ZaloPay competes with these other payment gateways and digital wallets on the basis of branding, adoption incentives, transaction processing speed, security, convenience, network size, accessibility, transaction fees and reliability.

VNG Cloud

VNG Cloud competes with other domestic and international cloud computing service providers, including Amazon Web Service, Google Cloud and Microsoft Azure, all of which are based in the United States, Tencent Cloud, which is based in China, as well as Viettel IDC and Vietnam Communication Corp, which are based in Vietnam. Cloud computing service providers primarily compete on the basis of reliability and availability of their service, price, connectivity speed and the products they offer. We believe that VNG Cloud may benefit from a ‘home court’ advantage as the Vietnamese government has been indicating that the personal information of Vietnamese internet users, including users of foreign platforms and websites, should be stored in data centers and servers located within Vietnam, increasing the demand for Vietnamese cloud products such as VNG Cloud.

Seasonality

Sales of in-game virtual items are typically highest during the second and third quarters during summer and other periods when school is not in session as our business tends to benefit from users’ increased leisure time. In the fourth and first quarter, after schools resume classes, we typically see a drop in our gaming revenue. In addition, our advertising revenues are generally strongest during the fourth quarter, leading into the holidays and the Lunar New Year, and decline significantly in the first quarter of the following year, which affects the revenue we derive from advertisements and games. Our cost per install and cost per ad view also increase in the fourth quarter, since demand for marketing is higher during the holiday season and leading up to the Lunar New Year. See “Risk Factors—Risks Related to Our Business and Operations—Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations.”

Culture and Employees

As we have grown the geographic scope of our operations and added new product types we have been required to increase our head count. The following table sets forth our employees by function and role as of June 30, 2022.

Function	Number of Employees
Product	841
Research and development	158
Sales and marketing	602
Technical support	1,556
General and administrative	567
Others	12

Total	3,736

We believe that our employees are central to our success and, as a result, seek to create a culture of mutual respect with an emphasis on collaboration. Further, we appreciate that our employees seek opportunities to grow with us and the chance to make an impact within their work environment. As a result, we attempt to provide our employees with these types of growth opportunities through initiatives such as the GE Summit Leadership program and the opportunity to lead our corporate social responsibility initiatives. Employees in possession of key intellectual property and those involved in the development of our products and platforms are required to enter into IP assignment and non-disclosure and non-compete agreements, which we believe are necessary to safeguard the future of our business and to prevent disgruntled employees from joining our competitors and divulging our technical know-how and future plans.

Recruiting

We believe in equal employment opportunity, investing in the future of our workforce and have several talent programs to recruit exceptional individuals who share our values. Our recruiting team and hiring managers begin with the creation of detailed job descriptions, which clearly outline the skills and experience necessary for success in each role. We believe these steps are essential to effectively interview for identifiable skillsets and not just “personality fits.” We strive to build our workforce from within whenever possible. However, if the best candidate for an available position is not identified from within our existing talent pool, we will look externally for the best talent. Our recruitment strategy is to initially search for candidates directly through our professional networks, university and mentorship programs, and through advertising with certain partners. We also occasionally use recruitment consultants and search firms.

Professional Development

We are committed to helping people realize their highest potential and fostering a culture that supports personal development for individuals, leaders and teams across the organization. Our employees enjoy ample opportunity to learn new skills to develop and advance their career, and we ensure that all our employees receive ongoing formal training to help foster their professional development. We also encourage continuing education programs by providing a tuition reimbursement program for employees wishing to pursue approved degree and non-degree programs through approved institutions and online learning providers such as Coursera and Udemy.

Employee Relations

We maintain a good working relationship with our employees and their union, which has been established by and for our employees to advocate for their welfare. We have sought to maintain the good relationship by, among other things, having regular dialog with the union and employee representatives to understand their development and welfare needs. We have not experienced any strikes or disruptions to our operations due to labor disputes.

In response to local government and health guidelines around the COVID-19 pandemic we have at times been required to shift almost all of our employees to remote work and began offering tools and services for optimizing remote work. During these times we established employee mental health hotlines and organized virtual exercise classes to provide a sense of community even though the majority of our employees were working remotely. We believe that our future success depends in part on our continued ability to hire, motivate and retain qualified employees in any operating environment. We also maintain a strong focus on employee wellbeing, organized vaccine drives at the VNG Campus and provide recreational facilities at the VNG Campus.

Corporate Social Responsibility

Our founders have built a culture of giving back to social causes and communities in need and we leverage the technology we have developed in doing so. We have established the Dream Maker Foundation, which we refer to as the VNG Foundation, as a charitable foundation to support education and healthcare programs for communities in need in Vietnam. We will use a portion of the net proceeds from this offering to donate US$        million to the VNG Foundation.

The VNG Foundation focused on providing support to the Vietnamese community during the COVID-19 pandemic. At various stages of the pandemic, the VNG Foundation donated medical and other equipment for frontline healthcare workers and computers and other hardware to students in need so they could continue school classes remotely. Once vaccinations became available, the VNG Foundation organized vaccine drives from the VNG Campus for our employees and members of the public.

We also found ways to leverage our technical abilities to benefit the wider community. In particular, we launched Zalo Connect, a feature within the Zalo application, which enables users to seek emergency help during the lockdowns. Through Zalo Connect, users were able to connect with doctors and providers of food and medicine without having to leave their homes. It also enabled people who were in distress to call for help. As the COVID-19 pandemic has begun to stabilize within Vietnam, we have released an application that tracks running distances and collaborates with brands and organizations that donated money to the VNG Foundation for each kilometer users of the application ran.

Properties

Our campus, which is the principal place from where our business is conducted, contains over 50,000 square meters of owned office space and is located within Ho Chi Minh City, Vietnam. In addition to our campus, we have four leased office locations in Ho Chi Minh City, one in Da Nang and two in Hanoi. Outside Vietnam we maintain smaller offices in Thailand and Taiwan.

Our servers are hosted in self-owned data centers in Vietnam. We believe that our existing facilities are sufficient for our current needs although our future plans may require that we obtain additional office, server or data center facilities.

Insurance

We maintain limited insurance policies including general liability insurance, cyber enterprise risk management insurance, property insurance and electronic equipment insurance policies. See “Risk Factors—Risks Related to Our Business and Operations—We have limited business insurance coverage.”

Legal Proceedings

From time to time, we are subject to lawsuits, investigations and claims incidental to the conduct of our business. We are subject to legal proceedings in the District Court for the Central District of California brought by Lang Van, Inc., a producer and distributor of Vietnamese music and entertainment, alleging copyright infringement of its musical recordings through our Zing MP3 application. Although the case was dismissed by the lower court for lack of jurisdiction, a three-judge panel of the United States Court of Appeals for the Ninth Circuit reversed the lower court’s dismissal in July 2022 for lack of jurisdiction and remanded for further proceedings. We were unsuccessful in petitioning the United States Court of Appeals for the Ninth Circuit for a panel rehearing, or rehearing en banc, in connection with the exercise of jurisdiction. We continue to dispute the allegations of wrongdoing and intend to continue vigorously defending ourselves. The Lang Van and other legal proceedings could materially and adversely impact us due to their costs, diversion of our resources, negative publicity that could significantly harm our reputation and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal.

We have in the past and may again in the future be subject to legal proceedings, investigations and claims relating to our business and we may from time to time initiate legal proceedings to protect our rights and interests. See “Risk Factors—Risks Related to Our Business and Operations—We are subject to risks related to litigation, including intellectual property claims, consumer protection actions and regulatory disputes, and have been sued in the United States District Court for the Central District of California for alleged copyright infringement of musical recordings.”

REGULATORY ENVIRONMENT

We are subject to various laws and regulations in Vietnam and the other countries in which we operate, including those relating to game content and operations, game ratings, social networks, privacy and data protection, labor laws, intellectual property, internet applications, consumer protection, prevention of money laundering and financing of criminal activity and terrorism, intermediary payment services regulations, foreign exchange controls and competition laws, among others, all of which are continuously evolving and developing. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. The scope and interpretation of the laws and regulations that are or may be applicable to us are often unclear and may conflict. Additional laws in these and other areas affecting our business are likely to be enacted in the future, which could limit or require changes to the ways in which we conduct our business, and could both increase our compliance costs and decrease our revenues. See “Risk Factors—Risks Related to Our Business and Operations—We are subject to extensive and evolving rules and regulations across our businesses.”

Set out below is a brief description of certain regulations of particular significance to our business and operations.

Vietnam

Investment Law

Foreign Ownership Limits

Foreign investment in Vietnam is governed by two sets of regulations, the general investment regulations, which apply to both domestic investors and foreign investors doing business in Vietnam, and regulations applicable to foreign investors or foreign invested entities as defined in Vietnam’s Law on Investment, which sets out three general categories of market access for foreign investors: (i) prohibited, (ii) restricted and (iii) unrestricted, and is based on Vietnam’s international market access commitments under investment international treaties such as the Schedule of Specific Commitments in Services of Vietnam to the World Trade Organization (the “WTO Commitments”) and free trade agreements with certain countries.

With respect to the ‘restricted’ category, foreign investors must satisfy all market access conditions applicable to each of the relevant business before being able to make an investment. These investment conditions are provided in (i) the relevant international treaties, and the WTO Commitments in particular, which apply to all foreign investors including those from countries that are not a member of the World Trade Organization and (ii) the domestic laws of Vietnam. Such conditions comprise of specific foreign ownership limits in a company, minimum qualifications or capabilities of foreign investors, the form and scope of the investment and other conditions pursuant to Vietnamese law and international treaties of which Vietnam is a member. If a company engages in various business activities which are subject to different foreign ownership limits, the lowest limit will apply. For example, foreign ownership in companies engaging in an online games business, such as VN OpCo, may not exceed 49% of its charter capital, even though VN OpCo also engage in other business activities with higher or no foreign ownership limits.

For a foreign investor to purchase or, subject to the relevant foreign ownership limit, increase an investment in the charter capital of a company such as VN OpCo, the investment will be subject to approval by the Department of Planning and Investment of Ho Chi Minh City and the updating of the relevant foreign investor’s information in Vietnam’s National Business Registration System, among other requirements. At any time VN OpCo is registered for trading on UPCOM or listed on any other domestic exchange, a transfer of shares to a foreign investor such as ListCo could only be made if there is sufficient foreign ownership “headroom” as determined by the exchange based on VN OpCo’s registered foreign ownership limit (if any) and the actual foreign ownership at that time. Additionally, a company that is registered for trading on UPCOM or listed on any other domestic exchange may, pursuant to Decree No. 155/2020/ND-CP, seek shareholder and regulatory approvals to set a foreign ownership limit that is lower than the foreign ownership limit prescribed by law. If such approvals are obtained, this has the substantive effect of reserving or blocking foreign ownership headroom for future corporate transactions (which are consummated by obtaining additional shareholder and regulatory approvals to remove the temporary lower foreign ownership limit).

Games

The WTO Commitments only allow foreign investors to invest in companies providing electronic games through a business cooperation contract or a joint venture company with Vietnamese partners. Foreign investment into the joint venture company is not permitted to exceed 49% of the total charter capital.

The operation of electronic games is primarily governed by Decree No. 72/2013/ND-CP, dated July 15, 2013, regulating the management, provision and use of internet services and online information, as amended and supplemented (“Decree 72/2013/ND-CP”). These regulations divide electronic games into two main categories: G1 games, which allow simultaneous interactions among various players via a game server and G2, G3 and G4 games, which allow less or no interaction. The Vietnamese authorities monitor the content of each game released in Vietnam. For each G1 game offered, a Decision on Approving Game Content issued by the Ministry of Information and Communication of Vietnam (the “MIC”), needs to be obtained. For G2, G3 and G4 games, the Agency of Broadcasting and Electronic Information (“ABEI”), which is a division of the MIC, needs to be notified about each game published and a Confirmation of Notification of Provision of Electronic Games on the internet needs to be obtained prior to releasing the game.

We must assign each game we offer in Vietnam with an age appropriateness label. The labeling must be reported to ABEI. Decree 72/2013/ND-CP instructs game operators like us to classify games into three different classifications: games for adults (18 years and above), games for adolescents (12 years and above) and games for all ages. Games containing detailed images or sounds of violence, pornography, themes which damage the history or sovereignty of Vietnam, incite suicide, social evils or other illegal activities are prohibited. Each G1 game publisher must also ensure that total playing time of all G1 games by each player under the age of 18 does not exceed 180 minutes per day. Virtual items or in-game currency cannot be considered as assets and game publishers must not allow such items to be converted back to cash, game cards, coupons or other items of value.

Failure to obtain Decision on Approving Game Content for a G1 game, or to notify the ABEI about publishing a G2, G3 or G4 game is subject to administrative fines of up to VND100 million (approximately US$4,000) and VND70 million (approximately US$3,000), respectively, and, in worst case scenarios, fines in an amount equal to the illegally gained benefit and suspension of the license to provide G1 games for the period of up to three months, among other similar penalties at the discretion of the regulator.

Internet Services and Online Information

Overview

The current regulatory framework governing the provision of communications and media platforms is Decree 72/2013/ND-CP. Recently, Vietnam’s Ministry of Information and Communications published a draft decree to amend and supplement Decree 72/2013/ND-CP (the “Draft Internet Decree”).

Social Networking

We provide social networking services through both VN OpCo and other Vietnamese subsidiaries. Vietnamese entities can only provide social network services if they have obtained a license issued by the Ministry of Information and Communications. As a general rule, social networking sites must have appropriate procedures and mechanisms to manage and control information, censor content, protect user information and handle complaints and violations when requested by users or the authorities.

If implemented in its current form, the Draft Internet Decree will change the way the Vietnamese government supervises social networking sites. In particular, the registration and management of social networks operated by Vietnamese entities will be based on the network’s number of users. Social networking sites that have 10,000 unique visitors or more per month will be required to obtain a license from the Ministry of Information and Communications. Sites that have less than 10,000 unique visitors per month only need to notify the ABEI in writing and obtain written confirmation from such authority prior to operating the social network. However, if a social network with less than 10,000 unique visitors per month wants to provide livestreaming or other revenue-generating services on their platform, they will be required to get a license from the Ministry of Information and Communications. Under the Draft Internet Decree, the term of license for the provision of social network services will be reduced from 10 years with the possibility to renew twice for two years (as provided under Decree 72/2013/ND-CP) to five years and renewable only once for no more than two years. The Draft Internet Decree, if passed in its current form, will impact our existing licenses as we will need to renew them more frequently.

News Services

Bao Moi operates as a general information website that provides information on the basis of collecting and citing from official sources. Owning a general information website is not legally subject to foreign investment restrictions. However, the Vietnamese authorities continue to have considerable discretion over granting approvals for foreign investments. An operator of a general information website is required to satisfy conditions on human resources and technical systems, and must obtain an establishment license issued by the Department of Information and Communication. A license to establish a general information website has a maximum term of 10 years. As a general rule, general information websites must have appropriate procedures and mechanisms to manage and control information, censor content, protect user information and handle complaints and violations on request by users or the authorities.

Advertising Services

We mainly provide advertising services through Vietnamese subsidiaries that are not subject to foreign investment regulations. Although Vietnam does not have specific rules governing digital advertising, the existing Law on Advertising is interpreted to apply to digital advertising. For example, website operators must provide users with options to open or close online advertisements not in a fixed area of a webpage, and online advertisements must not be interspersed within the content of news or articles on a webpage. Non-compliance with these regulations risk an administrative fine of up to VND15 million (approximately US$650) and forcible removal of the violating ads.

Data Center Services

We provide data center services through Vietnamese subsidiaries that are not subject to foreign investment regulations. Under the Draft Internet Decree, providers of data center services, including cloud computing, are required to register with the Ministry of Information and Communications.

Intermediary Payment Services

We provide intermediary payment services through a Vietnamese subsidiary. Intermediary payment services, including digital wallet operators, are primarily governed by Decree No.101/2012/ND-CP, dated November 22, 2012, governing cashless payments, as amended and supplemented.

A non-financial company that wishes to provide intermediary payment services is required to obtain an intermediary payment service license from the State Bank of Vietnam that specifies which particular intermediary payment services a company may provide. The service provider must comply with e-banking risk management regulations as well as anti-money laundering and other regulations of Vietnamese law. We provide this service through a subsidiary that has obtained a license for digital wallet services.

Digital wallet services can only be provided to users who have a Vietnamese Dong denominated bank account or debit card and must link either their bank account or debit card to the digital wallet. The digital wallet provider must use financial switch services and electronic clearing services of a licensed entity. The provider must also open a payment security account at with applicable banks to secure its payment liabilities for the digital wallet service. The total balance of all security accounts must not be lower than the total balance in all users’ digital wallets. A digital wallet service provider is not allowed to grant credit to its customers, pay interest or take any other action that might cause the monetary value in the digital wallet to exceed the amount deposited by the user into the digital wallet.

Intellectual Property Rights

Intellectual property rights in Vietnam are governed by the Law on Intellectual Property No. 50/2005/QH11 as amended in 2009, 2019 and 2022 and its guiding legal instruments. In addition, there are certain international agreements to which Vietnam is a signatory, including Vietnam’s WTO commitments on Trade-Related Aspects of Intellectual Property, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Berne Convention for the Protection of Literary and Artistic Works, among others, all of which govern intellectual property rights in Vietnam. See “Risk Factors—We may not be able to protect our intellectual property rights.”

In order for certain intellectual property rights to be recognized and enforceable in Vietnam, intellectual property owners must register those rights. Industrial property, such as patents, trademarks (except for well-known trademarks) and industrial design, must be registered with the National Office of Intellectual Property of Vietnam, or registered globally with Vietnam as a designated country, in order to be protected in Vietnam. A well-known trademark may be protected based on use without registration. The licensing agreement of industrial properties, except for trademarks, must be registered with the National Office of Intellectual Property of Vietnam in order to be effective against a third party. However, all copyrights, including literary, artistic works and scientific works, such as artworks and computer programs, are legally protected in Vietnam upon their creation.

Anti-Money Laundering and Prevention of Terrorism Financing

Vietnam’s Law on the Prevention of Money Laundering No. 07/2012/QH13 dated June 18, 2012 controls anti-money laundering and prevention of terrorism financing regulations in Vietnam. It applies to certain non-financial institutions engaged in specific business activities that are considered as having a high risk of money laundering, including intermediary payment services such as digital wallet. Intermediary payment service providers are required to comply with anti-money laundering regulations applicable to financial institutions. Entities subject to the anti-money laundering regime must conduct know-your-client procedures before on boarding a customer and must report suspicious transactions to the State Bank of Vietnam.

On November 15, 2022, Vietnam’s National Assembly adopted a new Law on the Prevention of Money Laundering No. 14/2022/QH15, which will take effect from March 1, 2023. This law will impose more reporting obligations of suspicious transactions upon our intermediary payment service business. We will also be required to determine the ultimate beneficiary of ZaloPay accounts, and implement measures to temporarily suspend suspicious transactions. We expect to incur additional costs in order to comply with this law.

Protection of Consumers’ Rights

The Law on Protection of Consumers’ Rights No. 59/2010/QH12 dated November 30, 2010 as amended and supplemented (the “Law on Protection of Consumers’ Rights”) provide that we, as a goods and service provider are prohibited from, among others, providing incorrect or misleading information about services or products through advertising activities and must give appropriate warnings about the negative effects a service or product may have. Certain non-negotiable contract terms and conditions which are considered unfavorable to a consumer are voidable, including waivers of liability for the merchant or service provider, restrictions on a consumer’s complaints and lawsuits. Including such a clause in a non-negotiable contract may incur an administrative fine of up to VND120 million (approximately US$5,000) and/or having any illegally obtained benefits expunged.

Data Protection and Information Security

Data protection provisions are prescribed across various sets of Vietnamese legislation, including the Vietnamese Civil Code, the Law on Protection of Consumers’ Rights, the Law on Information Technology, the Law on E-transactions, the Law on Cyber-information Security and the Law on Cybersecurity. While there is no unified definition of personal data, it is generally defined as a user’s name, date of birth, identification or passport number, profession, title, contact address, e-mail address or telephone number. A user’s right to privacy is protected by law. Any collection, publication, processing, transfer to a third party or any other disclosure of a user’s personal data will require the consent of such user, unless it is for public interest or as prescribed by law. These requirements have a direct impact on our policies and operating practices concerning the data of our users.

Vietnam’s data and privacy protection regime continues to evolve. The recently proposed draft Decree on Personal Data Protection is similar in scope to other data privacy and protection laws enacted around the globe. If enacted, it will codify and tighten personal data protection regulations in Vietnam. In particular, a data owner’s consent to disclose, process and transfer personal data must be written and in printable/copyable form, and such consent may be withdrawn at any time and at the discretion of the data owner. Silence or non-response is not deemed to be consent from the data owner. In addition, any cross-border transfer of personal data, and the processing and disclosure of sensitive personal data (such as political and religious views, personal health, genetic data, biometric data, gender, sexual orientation, criminal records, personal finance, personal location and relationship data) is subject to approval from, or registration with, the to-be-established Personal Data Protection Committee, the supervisory authority of personal data protection in Vietnam. In its current form, the draft Decree on Personal Data Protection does not permit us to apply for one-time in-principle approval from the Personal Data Protection Committee ahead of a future transfer, processing or disclosure of data. Under the draft Decree on Personal Data Protection, we are required to submit to the authorities detailed lists of user data that is to be transferred, processed or disclosed, which could be a burden to our business. See “Risk Factors—Risks Related to Our Business and Operations—The interpretation and application of data protection laws could negatively impact our business.”

Failure to comply with personal data protection regulations risks a violator being subject to fines of up to 5% of the violator’s revenues in Vietnam, having licenses required to process personal data being revoked or suspended or in extreme cases, criminal liability.

Vietnam has also passed laws which provide that individuals and companies must implement measures to assure data security. For example, entities providing information technology services must comply with regulations on data localization and the storage and use of personal information, apply blocking and handling measures upon receipt of a notice that sending such information is illegal and implement measures to allow recipients to refuse the receipt of information. The implementation of these measures may be costly.

Foreign Exchange Controls

The use and exchange of foreign currencies for Vietnamese Dong are broadly dependent on whether such foreign currencies are used for capital investment purposes or general transactional purposes. From the perspective of foreign exchange controls, capital investment comprises both indirect investment and direct investment. All capital investments into Vietnam, whether direct or indirect, must be made through dedicated investment capital bank accounts, and any dividend distributions and divestments must be made through the same accounts.

Labor

Vietnam’s Labor Code 2019 regulates the relationship between employers and employees, including both Vietnamese nationals and expatriates. Any person working under an agreement who satisfies the following three elements: having a job, being paid and working under the supervision of an employer, will be considered an employee under the scope of the Labor Code, regardless of the name of the agreement.

There are two types of labor contracts in Vietnam, definite and indefinite contracts. Definite term contracts may have a term of up to 36 months and may become indefinite if an employee continues working past the term of the contract for more than 30 days or after a definite contract has been renewed two times after the initial definite term.

Vietnam has particularly employee friendly labor laws. Employees, regardless of the term of contract, can unilaterally terminate a labor contract without providing a reason, provided that they have served the statutory advance notice. On the other hand, employers are only permitted to terminate labor contracts or dismiss their employees in limited circumstances, as provided by law.

Expatriates working in Vietnam are generally required to obtain work permits having a maximum term of two years, which can only be extended once for a further two-year term. After the expiry of the extended work permit, those who want to continue working in Vietnam will have to apply for a new work permit.

In addition to statutory insurance payable by employees, employees are entitled to statutory benefits payable by the employer, including health, social and unemployment insurance. Moreover, non-compete, non-solicitation and any other labor contract clauses which may be deemed to interfere with a person’s right to seek employment are difficult, if not impossible, to enforce.

Competition Law

The 2018 Competition Law and Decree 35/2020 provide regulations of anti-competitive practices. In addition to anti-competitive conduct and abuse of dominance, the NCC (and the VCCA and the Ministry of Industry and Trade, until the NCC is established) will supervise merger control in Vietnam. Any transaction regarded as an economic concentration that reaches certain reportable thresholds based on the size of transaction (applicable to onshore transactions only), total assets in Vietnam, total turnover in Vietnam or market share in the relevant market, is subject to a notification of economic concentration and regulatory consent by the competent competition authority of Vietnam before the transaction is conducted.

Specifically, economic concentration includes an acquisition of a company that allows the acquirer to control or dominate the acquired company. The concept of “control” or “domination” is assumed to exist if the acquirer obtains, among others, any of the following:

•	ownership of more than 50% of the charter capital or voting shares in the target company;

•	the power to directly or indirectly appoint the majority of the board of directors of the target company;

•	the power to amend the charter of the target company; or

•

the power to determine important operational matters of the target company, including business lines, geographical areas in which it operates, the scale of its business as well as the form and method of raising, allocating and using the target enterprises capital for business operations.

Economic concentration shall be subject to a merger filing requirement if, among others, the following reportable thresholds are triggered:

•	the transaction value of the concerned economic concentration is VND1 trillion (approximately US$43 million) or more (applicable to onshore transactions only);

•

the combined market share of the participating parties to the economic concentration is 20% or more in any relevant market during the last fiscal year preceding the year of the concerned economic concentration;

•

the total asset value in Vietnam of a participating party, or the total asset value of the group of affiliates in which such party is a member, reached VND3 trillion (approximately US$129 million) or more during the last fiscal year preceding the year of the concerned economic concentration; or

•

the total sales revenue or purchasing turnover of a participating party in Vietnam, or the total sales revenue or purchasing turnover of the group of affiliates in which such participating party is a member, reached VND3 trillion (approximately US$129 million) or more during the last fiscal year preceding the year of the concerned economic concentration.

The Competition Law provides a two-phase appraisal process of a merger filing: preliminary appraisal (taking up to 30 days) and official appraisal (taking between 90 and 150 days). The official appraisal will only be conducted if the conclusion of the preliminary appraisal is that it is required.

Public Company Management

Corporate Governance

VN OpCo is a public company and its management and operations must follow both Vietnam’s Law on Enterprises and Law No. 54/2019/QH14 on Securities adopted by the National Assembly of Vietnam on November 26, 2019 and their relevant guiding and implementing decrees and circulars. A purchase of shares in VN OpCo, including VN HoldCo’s purchase to implement the quarterly cash conversion of ordinary shares in VN OpCo (as described in “Our Corporate Structure—Onshore to Offshore and Cash Conversion—Quarterly Cash Conversion of Ordinary Shares in VN OpCo”) will need to adhere to tender offer rules if the contemplated shareholding interests of the purchaser and its related persons altogether reach prescribed thresholds. Requirements on public disclosure for transactions of major shareholders or insiders (and their related parties) of a public company will also need to be complied with.

A public company that is not a credit institution cannot make loans to or provide guarantees in favor of its board members, inspectors, general director and other managerial personnel who are not shareholders without a shareholder resolution. Furthermore, other than pursuant to some limited exceptions provided under law, a public company that is not a credit institution cannot make loans to and provide guarantees in favor of its shareholders and their related persons.

Conflicts of Interest and Related Party Transactions

Depending on the value of a transaction, approval by either shareholders or the board of directors would be required for a transaction between a public company and (i) its board members, inspectors, general directors or other managerial personnel and their related parties; (ii) shareholders or an authorized representative of shareholders holding more than 10% of the total ordinary shares and their related parties; or (iii) enterprises in which the public company’s management hold any ownership interest or enterprises in which related parties of the public company’s management hold more than 10% of ownership interest. Related party transactions entered into without proper corporate formality and approval are considered void. In addition, the signatories, shareholders with related interests, board members and general directors must be jointly responsible for any loss arising from the transaction and must return any benefits gained from the performance of the contract or transaction to the company.

To avoid conflicts of interest, Vietnamese law provides the following:

•

board members, inspectors, general directors and other managerial personnel must disclose their related interests. In addition, they and their related parties are not allowed to use the information gained through their position for their own benefit or use inside information of a public company or disclose such information to others;

•

board members, inspectors, general directors and other managerial personnel must notify the board and inspection committee of transactions between themselves or related parties and the company or a subsidiary of the public company; and

•	shareholders and board members shall not be entitled to vote on matters in which they or their related party has an interest.

Registration for trading of shares on an exchange

A company is considered a public company when it has (i) a minimum paid-up charter capital of VND30 billion and at least 10% of its voting shares are held by no less than 100 investors who are not major shareholders, or (ii) a successful initial public offer of its shares through registration with the State Securities Commission of Vietnam. The public company is required to register its public company status with the State Securities Commission within 90 days from the date that it satisfies condition (i) of the foregoing. Upon the issuance of the State Securities Commission’s confirmation of public company status, the public company shall register its shares with the Vietnam Securities Depository and make those shares eligible for trading on the domestic exchange for unlisted public companies, UPCOM. After two years from the first trading date on UPCOM, the public company may list its shares for trading on a domestic exchange for listed public companies, provided it satisfies the conditions for the listing of its shares.

A public company is required to send a written notice to the State Securities Commission to cancel its public company status within 15 days from the date that at least 10% of its voting shares are held by fewer than 100 shareholders who are not major shareholders. The State Securities Commission has one year to consider the cancelation application, during which time the company is still required to comply with the requirements applicable to a public company.

Treasury Shares

Under Vietnamese law, the shares that a joint stock company has issued to, and thereafter repurchased from, its shareholders are considered treasury shares and only public companies are permitted to have treasury shares. Treasury shares carry no voting rights, dividend rights or any other shareholders’ rights. If a public company held treasury shares before January 1, 2021, the sale of its treasury shares shall be conducted in accordance with Vietnam’s former Law on Securities No. 70/2006/QH11 (as amended). This law requires a public company to obtain written approval from the State Securities Commission of Vietnam in relation to a sale of treasury shares and the sale and purchase of treasury shares on an exchange shall be conducted by way of matching order, private placement and/or put-through transaction methods. The daily volume of treasury shares which can be traded ranges from 3% to 10% of the total volume of treasury shares registered with the State Securities Commission. Other than the trading of treasury shares held before January 1, 2021, a public company may only resell the odd or odd-lot shares right after it has redeemed such shares as a result of fundraising from equity capital, under a dividend payment plan approved by the shareholders or at the request of shareholders.

Dividend Distribution

In Vietnam, a joint stock company is only allowed to pay dividends if it has been profitable, and (i) has fulfilled all of its tax obligations and other statutory financial obligations; (ii) has made up carried-forward losses and maintains compulsory reserves; and (iii) the payment of the dividends will not result in it being unable to discharge its debts or other liabilities. Dividends may be paid in cash, by shares of the company or by other assets as stipulated in the company’s charter. Dividends must be paid in full within six months of the annual general meeting of shareholders.

Offshore Financial Support

Financial support in the form of loans and guarantees provided by an offshore entity to a Vietnamese entity is permitted under Vietnamese law, including Vietnam’s foreign exchange control regime. Loans provided by offshore lenders to Vietnamese entities with a term of more than 12 months must be registered with the State Bank of Vietnam and must satisfy certain conditions with respect to purpose of the loan, form of the agreement, currency, total cost of the foreign loan and the foreign borrowing limit (if applicable).

Other Countries

We also have operations outside Vietnam, including in Singapore, which primarily consist of information technology and business support operations that are not subject to regulatory requirements that have material effects on our business.

MANAGEMENT

We are managed by our board of directors and by our senior management, pursuant to our memorandum and articles of association and the Cayman Islands Companies Act (as revised).

Directors and Executive Officers

The following table sets forth the names, ages, and positions of our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is c/o LZ06, Street 13, Tan Thuan Dong Ward, District 7, Ho Chi Minh City, Vietnam.

Directors and Executive Officers	Age	Position/Title
Directors:
Le Hong Minh	45	Founder, Chairman and Chief Executive Officer
Vuong Quang Khai	43	Co-founder, Director, Executive Vice President and President of Zalo
Edphawin Jetjirawat (Eddy)	44	Independent Director
Vo Sy Nhan	47	Independent Director
Christina Gaw	50	Director

Executive Officers(1):
Kelly Wong	46	Vice President of Game Entertainment
Raymond Tan	50	Chief Financial Officer
Nguyen Le Thanh	46	Vice President of Technology

Note:

(1)	Other than executive officers who are also directors.

After this offering, the Company will look to identify an additional suitable director to add to our board of directors as we have a vacancy. The appointment of such director will be made by the holders of the Class B ordinary shares. A description of the business experience and present position of each director and executive officer is provided below.

Directors

Le Hong Minh founded VNG in Vietnam in 2004 and is among Vietnam’s leading technology pioneers. He ensures that VNG is constantly innovating and delivers the leadership and strategic vision it needs. Under Mr. Le’s guidance, VNG has transformed itself from a start-up that was primarily focused on game publishing to a leading Vietnamese technology company that operates a diverse set of high-technology consumer oriented businesses. Mr. Le was recognized as one of Vietnam’s Top 10 Most Influential Tech Industry Leaders from 2007 through 2017 by the Vietnam Internet Association and in 2014 received the Certificate of Merit from Vietnam’s Prime Minister. Prior to founding VNG, Mr. Le worked for PwC as Deputy Manager of Corporate Advisory and VinaCapital as Managing Director. Mr. Le has a bachelor’s degree in banking and finance from Monash University in Melbourne, Australia.

Vuong Quang Khai is a co-founder of VNG and has over 20 years of experience in different parts of Vietnam’s internet industry. Within VNG, Mr. Vuong is known as the father of Zalo and Zing due to the instrumental part he played in establishing the various platforms within our communications and media business as well as the guidance he continues to provide in helping us improve upon these platforms. Recently, he is focusing on AI, leading the development of Kiki assistant and speech processing technology. Prior to joining VNG, Mr. Vuong founded Tri Tue Viet Nam, a software competition to discover young technology talents within Vietnam, and hoatieu.com, a Vietnamese search engine. Mr. Vuong has a bachelor’s degree in information technology from Ha Noi University of Science and Technology and earned a master’s degree in computer science from Columbia University in New York City with a Vietnam Education Foundation fellowship.

Edphawin Jetjirawat (Eddy) has served as an independent non-executive director on our board of directors since November 14, 2022. Mr. Jetjirawat previously served as a Managing Director of Temasek where he was responsible for leading Temasek’s investments across Southeast Asia, covering direct private investments, listed equities and funds across sectors. He also held other leadership roles at Temasek over a 14.5 year career, and played a key role in developing Temasek’s oil and gas investment strategy and worked in sectors including consumer businesses, technology, food and beverage, logistics, real estate and renewable power. Prior to joining Temasek, Mr. Jetjirawat was a Vice President at Lombard Investments, a private equity firm with a Southeast Asian focus, and an investment banker with Merrill Lynch Phatra in Thailand. Mr. Jetjirawat earned his bachelor’s degree in business administration from Thammasat University, Thailand, and holds a master’s in business administration from Harvard Business School.

Vo Sy Nhan has served as an independent non-executive director on our board of directors since November 14, 2022. Mr. Vo concurrently serves as the chairman of the board of VN OpCo and chief executive officer and chairman of the board of Empire City LLC, a Vietnamese real estate developer constructing residential, commercial and mixed-use developments, a role he has held since 2015. Mr. Vo also co-founded Gaw NP Capital in 2015 and continues to serve as the chairman of the board. Gaw NP Capital is a joint venture between Gaw Capital Partners, a global real estate private equity firm, and NP Capital Partners, a Vietnamese focused real estate developer constructing industrial estates and other commercial developments. Mr. Vo earned his bachelor’s degree in economics from Deakin University, Australia, and has taken multiple professional development accounting and finance courses.

Christina Gaw has served as a non-executive director on our board of directors since November 14, 2022. She is the Managing Principal, Global Head of Capital Markets of Gaw Capital Partners, a position she has held since 2008, and has also served as Co-chair of Alternative Investments of Gaw Capital Partners since 2021. Prior to joining Gaw Capital Partners, Ms. Gaw was a Managing Director at UBS, heading up the Asia Pacific Capital Introduction effort for alternative products, and was the Head of Regional Sales in Equities Distribution at UBS. Since 2014, Ms. Gaw has served as an Executive Director of Pioneer Global Group. Since 2020, she has served as an Independent Non-Executive Director and a Member of the Finance and General Committee and the Sustainability Committee of CLP Holdings, a power business covering the Asia Pacific region that is listed on the Stock Exchange of Hong Kong Limited. Ms. Gaw was named Global PERE’s Rainmaker 30 and awarded “Business Women of the Year Awards” by CEO Today Global Awards in 2019 and named as one of the Top 10 PERE’s Women of Influence in 2021. Ms. Gaw holds a Bachelor of Science in Business Administration from the University of San Francisco.

Executive Officers

Le Hong Minh is our chief executive officer, a position he has held since 2004. For further information, see “—Directors.”

Vuong Quang Khai is our executive vice president and president of Zalo, a position he has held since 2011. For further information, see “—Directors.”

Kelly Wong has served as our vice president of Game Entertainment and has led our Games business since 2020. In addition to leading our Games business Mr. Wong, in conjunction with other members of our senior management, looks after VNG’s overall business strategy, ensuring a steady growth rate and developing our future strategic plans. Prior to joining VNG, Mr. Wong was Vice President and chief financial officer of KIDO Group, and a Managing Director at Ho Chi Minh Securities Corporation. Mr. Wong pursued his education at the University of British Columbia, Canada and a diploma in Asia Pacific Management from the McRae Institute of Management at Capilano University, Canada. There is no term of office on his position.

Raymond Tan has served as our chief financial officer since 2021. He is responsible for overseeing VNG’s financial position and as well as that of each of our business units. He has more than 25 years of experience in investment banking and accounting, with experience in business development, corporate actions, private equity, venture capital and accounting. Prior to joining VNG, Mr. Tan was chief financial officer at Evive Biotech in Singapore and worked at Astro, Credit Suisse, Barclays Capital and Deloitte, spanning Asia-Pacific, Europe, the Middle East and Africa. Mr. Tan has a bachelor’s degree in commerce from the University of Adelaide and a master’s in business administration from the London Business School. There is no term of office on his position.

Nguyen Le Thanh has served as our vice president of Technology since 2021. He is responsible for overseeing VNG’s security infrastructure and information technology systems. He has more than 26 years of experience in large-scale online applications, blockchain technology and micro-architecture. Mr. Nguyen has presented at various information technology conferences and regularly participates in conferences on information technology security. Prior to joining VNG, Mr. Nguyen worked as a security architect at Intel Corporation and was responsible for the security of Intel’s next-generation technologies. Mr. Nguyen has a bachelor’s degree in computer science from Ho Chi Minh University of Technology. There is no term of office on his position.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors

As of the date of this prospectus, our board of directors is composed of five members. Our directors do not have fixed terms of office and there are no age limit requirements on our directors. Directors can be appointed and removed or replaced by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board of directors by the affirmative vote of a simple majority of the directors present and voting at a meeting of the board of directors. A director is not required to hold shares in us to qualify to serve as a director.

Pursuant to our memorandum and articles of association as in effect upon the completion of this offering, a holder of Class A ordinary shares holding no less than 25% of the votes attaching to the issued Class A ordinary shares in aggregate (either directly or together with its “affiliates,” as such term is defined in Rule 405 under the Securities Act) shall be entitled by notice in writing to our board of directors to nominate for appointment and/or removal one director (or two directors if our board of directors comprises seven or more members) and holders of Class B ordinary shares have the right to elect/remove all other directors. Our current directors were appointed as described in “Certain Relationships and Related Party Transactions” and, upon the closing of this offering, Le Hong Minh, Vuong Quang Khai, Edphawin Jetjirawat and Vo Sy Nhan will be designated as directors elected by holders of the Class B ordinary shares and Christina Gaw will be designated as the director nominated for appointment by certain holders of the Class A ordinary shares in accordance with the foregoing provisions.

Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

Corporate Governance Practices

Status as a Controlled Company and Foreign Private Issuer

As a “controlled company,” we are not required to comply with certain corporate governance requirements. Additionally, as a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most of the corporate governance listing requirements of Nasdaq, we intend to follow certain home country corporate governance practices in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For instance, a majority of our board of directors will not be independent. Further, we do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, without members of management present. Our independent directors may choose to meet in executive session at their discretion. We may in the future, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s notification of non-compliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have a written charter for our audit committee specifying the authority and responsibilities required by Exchange Act Rule 10A-3 and requiring that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq listing rules.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company and the shareholders as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not fetter the exercise of future discretion; (iv) duty of trusteeship of the company’s assets; (v) duty to exercise independent judgment; (vi) duty not to make secret profits from the office of director; (vii) duty to avoid putting themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (viii) duty to disclose personal interest in contracts involving the company. In connection with this last obligation, our amended and restated memorandum and articles of association provide that a director must disclose the nature and extent of their interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the Nasdaq listing rules, such director may vote in respect of any transaction or arrangement in which they are interested and may be counted in the quorum at the meeting, provided that such interest does not affect the ability of the interested director(s) to act bona fide in the best interests of the company. A director of a Cayman Islands company also owes the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent English and Commonwealth courts have moved toward an objective standard and have confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director and these authorities are likely to be followed in the Cayman Islands. Additionally, a director must exercise the knowledge, skill and experience which they actually possesses.

Code of Business Conduct and Ethics Guidelines

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will have adopted a Code of Business Conduct and Ethics Guidelines covering a broad range of matters including ethical and compliance issues and other corporate policies and standards, such as the handling of conflicts of interest, gifts and hospitality, protection and use of our assets, intellectual property and confidentiality, accuracy of financial reports and other public communications, record keeping, discrimination and harassment, fair dealing, and health and safety.

Board Committees

Our board will establish prior to the effectiveness of the registration statement of which this prospectus is a part, an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will operate under a charter approved by our board of directors.

Audit Committee

The Audit Committee, which is expected to comprise                 and                  will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.                 will serve as chairman of the Audit Committee. Each member of the Audit Committee will satisfy the independence requirements of each of Nasdaq Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act. The audit committee will consist exclusively of members of our board who are financially literate, and                  qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

The Audit Committee’s responsibilities will include:

•	recommending to the board (as permitted pursuant to the applicable instructions under Rule 10A-3) the appointment of an independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to our filing of annual reports and the public disclosure of quarterly earnings releases;

•	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure;

•

reviewing risk management capabilities across the company including risk identification, risk systems, risk management training, risk communication channels, crisis readiness and recovery capabilities;

•

reviewing our compliance with laws and regulations, including any legal or regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements;

•	assessing our risk management, compliance procedures and hiring of independent auditor employees; and

•	approving or ratifying any related person transaction in accordance with a related person transaction policy we intend to adopt with effect upon the completion of this offering.

The Audit Committee will meet as often as one or more members of such committee deem necessary, but in any event at least four times per year. The Audit Committee meets at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

The Compensation Committee, which is expected to comprise our founder, chairman and chief executive officer,                  and                 , will assist the board of directors in determining executive officer compensation.                  will serve as chairman of the Compensation Committee. Our board of directors has determined that                  and                  satisfy the independence requirements of Nasdaq Rule 5605(a)(2). Under the rules adopted by the SEC and the Nasdaq listing rules, there are heightened independence standards for members of the Compensation Committee. Although foreign private issuers are not required to meet these heightened standards, all of our expected Compensation Committee members, other than our founder, chairman and chief executive officer, meet these heightened standards. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon.

The Compensation Committee’s responsibilities include:

•	proposing policies relevant to executive officer compensation and ensuring they are consistent with market practices;

•	identifying, reviewing and approving goals and objectives relevant to executive officer compensation;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;

•	reviewing and approving the total compensation package for our employees;

•	making recommendations to our board regarding director compensation and recommending any proposed changes to our management;

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is expected to comprise our founder, chairman and chief executive officer,                  and                 .                 will serve as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists our board of directors in identifying individuals qualified to become members of our board of directors and executive officers consistent with criteria established by our board of directors and in developing our corporate governance principles.

The Nominating and Corporate Governance Committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors and ensuring these individuals have the requisite expertise with sufficiently diverse and independent backgrounds;

•	reviewing and evaluating the composition, function, duties and performance of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing our efforts with regard to environmental, social and governance matters; and

•

developing and recommending rules governing the board, reviewing and assessing the adequacy of such rules and our Code of Business Conduct and Ethics Guidelines, and recommending any proposed changes to the board.

Compensation

Compensation of Directors and Executive Officers

The compensation for each of our executive officers comprises base salary, bonus, equity compensation, contractual health and welfare benefits and contributions to defined contribution plans. Our directors are paid board fees in connection with their service. Total compensation paid and benefits in kind provided to our directors and executive officers in 2019, 2020, 2021 and 2022 was VND295.3 billion, VND293.5 billion, VND212.9 billion and VND210.8 billion (US$8.9 million), respectively. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and executive officers with respect to 2021 and 2022 was VND4.0 billion and VND4.7 billion (US$0.2 million), respectively. Upon the completion of this offering, we will make a one-off IPO completion bonus in the form of a cash payment of VND                 billion (US$                 million) to our founder.

Executive Officer Employment Arrangements and Indemnification Agreements

Our executive officers are party to employment agreements which include customary terms of employment, including compensation and benefits. Our executive officers are also bound, either by contract or policies of general applicability, by restrictive covenants regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. Prior to the completion of this offering, we intend to enter into a new employment agreement with our chief executive officer. The agreement will provide for benefits upon a termination of service, the IPO completion bonus referred to in the paragraph above and contain other customary provisions.

We plan to enter into indemnification agreements with each of our directors and executive officers, to be effective upon the completion of this offering. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being a director or officer of ours.

Equity Incentive Plans

Substantially concurrently with the completion of this offering, ListCo will adopt the ListCo Equity Incentive Plan, which will provide for the issuance of up to an aggregate of 6,156,444 Class A ordinary shares, and VN OpCo will adopt an equity incentive plan (the “VN OpCo Equity Incentive Plan”) that will provide for the issuance of up to an aggregate of 3,189,541 VN OpCo ordinary shares. The ListCo Equity Incentive Plan and the VN OpCo Equity Incentive Plan are the only equity incentive plans that we will have in existence upon completion of this offering, and the options that are outstanding under the equity incentive plans in place prior to the completion of this offering (as described in Note 28 to our audited consolidated financial statements) will be grandfathered into the ListCo Equity Incentive Plan (with respect to non-Vietnamese employees and directors) or the VN OpCo Equity Incentive Plan (with respect to Vietnamese employees and directors) on their existing terms, conditions and limitations.

The following paragraphs summarize the material terms of the ListCo Equity Incentive Plan. The material terms of the VN OpCo Equity Incentive Plan will be substantially consistent with those of the ListCo Equity Incentive Plan, adjusted as appropriate to comply with Vietnamese labor law and other requirements.

The ListCo Equity Incentive Plan will permit the awards of stock options, restricted stock awards, performance share awards and other awards. Employees, directors and consultants of ListCo and its subsidiaries and affiliates are eligible to participate in the ListCo Equity Incentive Plan. Awards granted under the ListCo Equity Incentive Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award consistent with the ListCo Equity Incentive Plan.

The Compensation Committee will administer the ListCo Equity Incentive Plan and determine the participants to receive awards, the type of awards to be granted, the number of awards to be granted, when awards will be granted, the vesting schedule for the awards, and other terms and conditions of an award under the ListCo Equity Incentive Plan. The Committee may also adopt sub-plans and procedures as necessary to permit participation in the ListCo Equity Incentive Plan by employees in various jurisdictions.

The ListCo Equity Incentive Plan will have a term of five years from the effective date, unless terminated earlier. ListCo’s board of directors will have the authority to amend or terminate the ListCo Equity Incentive Plan at any time; provided, however, that no such amendment will be effective unless approved by the shareholders to the extent shareholder approval is necessary under applicable law, and no such amendment may impair the rights of a participant under any awards previously granted without the written consent of the participant.

In the event of a change in control, the administrator may take one or more of the following actions with respect to outstanding awards under the ListCo Equity Incentive Plan: arrange for the surviving or acquiring corporation to assume or continue or substitute the award, arrange for the assignment or lapse of any reacquisition or repurchase rights, accelerate the vesting, cancel any award that is unvested or not exercised in exchange for such cash consideration (if any) as determined by the administrator, and make a payment (in such form as determined by the administrator) equal to the excess (if any) of the value the participant would have received upon the exercise of the award immediately prior to the change in control over any exercise price payable by such holder.

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization, appropriate adjustments will be made to the exercise price of options, performance goals to which performance share awards and cash awards are subject, the maximum number of shares subject to all awards and other consideration, as applicable, to preserve the economic intent of such award. In the event that ListCo, at any time, issues or sells any shares of Class A ordinary shares without consideration or for consideration per share less than the exercise price in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale, the exercise price may be subject to adjustment in order to prevent dilution.

To reward the loyalty and commitment of some of our most valuable employees and to satisfy awards that vested under prior equity incentive plans but that could not be satisfied as a result of regulatory and contractual restrictions in place during the Reorganization, we expect to issue equity to certain of our employees under the ListCo Equity Incentive Plan and VN OpCo Equity Incentive Plan upon the completion of this offering. Specifically:

•	at the closing of this offering, ListCo will issue a total of 1,015,334 Class A ordinary shares to certain non-Vietnamese employees under the ListCo Equity Incentive Plan; and

•

upon obtaining the necessary approvals in Vietnam, which is expected to be within 90 days after the closing of this offering, VN OpCo intends to issue 750,000 ordinary shares to certain Vietnamese employees under the VN OpCo Equity Incentive Plan.

For additional details, see “Our Corporate Structure—The Reorganization” and “Unaudited Consolidated Pro Forma Financial Information.”

Upon receipt of the approvals referred to in the last bullet in the previous paragraph, VN OpCo also intends to issue                 ordinary shares in VN OpCo to certain Vietnamese employees to satisfy awards that vested under the equity incentive plans of VN OpCo in existence prior to this offering but that could not be satisfied as a result of regulatory and contractual restrictions in place during the Reorganization.

Relationship between Equity Compensation and Our Corporate Structure

Our corporate structure requires special attention and planning so that the issuance of awards under the VN OpCo Equity Incentive Plan does not dilute ListCo’s 49% direct equity interest in VN OpCo, as unchecked dilution could lead to changes to one or more of the elements of ListCo’s control over VN OpCo described in the section entitled “Unaudited Consolidated Pro Forma Financial Information.”

To offset the dilution that will result from the issue of ordinary shares in VN OpCo that is expected to be made within 90 days of closing of this offering (as described above) and to restore ListCo’s direct equity interest in VN OpCo to the foreign ownership limit, VN OpCo will seek shareholder and regulatory approvals to privately place to ListCo ordinary shares in VN OpCo substantially concurrently with the issue of the equity in VN OpCo to employees under the VN OpCo Equity Incentive Plan and to satisfy the awards that vested but were not satisfied under the equity incentive plans of VN OpCo in existence prior to this offering. We expect that the ordinary shares in VN OpCo will be placed at or near market value and that ListCo will pay for such ordinary shares with a portion of the balance of proceeds from this offering, thereby applying additional cash for our corporate purposes in Vietnam. See “Management’s Discussion and Analysis of Results of Operations—Liquidity and Capital Resources.”

We expect that additional transfers of ordinary shares in VN OpCo to ListCo will be required from time to time as equity is awarded or vests under the VN OpCo Equity Incentive Plan (or any additional or replacement equity incentive plans at VN OpCo). At any time that those transfers to ListCo are not made substantially concurrently with the dilution that results from the issue of equity in VN OpCO, VN OpCo will seek the relevant approvals to reserve, or block, the foreign ownership limit to maintain ListCo as the only foreign investor in VN OpCo and for transfers to be made to ListCo at a future time. See “Regulatory Environment—Vietnam—Investment Law—Foreign Ownership Limits.”

At the ListCo level, any issuances of additional Class A ordinary shares following the completion of this offering, including under the ListCo Equity Incentive Plan (or any additional or replacement equity incentive plan at ListCo), will change the conversion ratio at which holders of the non-controlling interest in VN OpCo can, under certain circumstances, convert their ordinary shares in VN OpCo into Class A ordinary shares in ListCo or cash. See “Our Corporate Structure—Onshore to Offshore and Cash Conversions.”

While the initial private placement to ListCo of 1,091,981 ordinary shares in VN OpCo described above will economically offset a substantial portion of the expected dilution to holders of Class A ordinary shares from the aggregate number of Class A ordinary shares authorized under the ListCo Equity Incentive Plan at the time of its adoption, it does not fully offset that dilution. Additionally, nothing in the Cooperation Agreement or otherwise requires the conversion ratio to be maintained at any level or limits the dilution that may be incurred by holders of the Class A ordinary shares. See “Risk Factors—Risks Related to this Offering and the Class A Ordinary Shares in ListCo—Substantial future sales or perceived potential sales of ListCo’s Class A ordinary shares (or similar securities) in the public market could cause the price of the Class A ordinary shares to decline significantly.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of the Class A ordinary shares and Class B ordinary shares of ListCo as of the date of this prospectus, after giving effect to the Reorganization and this offering, for:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person, or group of affected persons, known by us to beneficially own 5% or more of Class A ordinary shares or Class B ordinary shares.

The calculations of percentage ownership after this offering assumes the sale of 34,864,771 Class A ordinary shares pursuant to this offering. For the purpose of this table, beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares subject to options, or other rights, including the redemption right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus are considered outstanding, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A ordinary shares or Class B ordinary shares shown as beneficially owned by the shareholder in the table. As of the date of this prospectus, zero ordinary shares, representing 0.0% of our issued and outstanding ordinary shares, were held by holders of record in the United States.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands.

	Ordinary Shares Beneficially Owned Upon Completion of This Offering and the Reorganization
	Class A Ordinary Shares(1)%		Class B Ordinary Shares	%	% of total voting power held after this offering(2)
Directors and Executive Officers:
Le Hong Minh(3)	—	—	16,358,689	88.2%	45.0%
Vuong Quang Khai(4)	—	—	2,181,159	11.8%	6.0%
Edphawin Jetjirawat	—	—	—	—	—
Vo Sy Nhan	—	—	—	—
Christina Gaw	—	—	—	—
Kelly Wong	—	—	—	—	*
Raymond Tan	*	*	—	—	*
Nguyen Le Thanh	—	—	—	—	—
All directors and executive officers as a group	*	*	18,539,848	100%	51.0%
Principal Shareholders:
Tencent(5)	81,266,175	46.2%	—	—	22.6%
GIC(6)	19,027,719	10.7%	—	—	5.2%
Temasek(7)	11,780,793	6.6%	—	—	3.2%
Ant Group(8)	9,695,879	5.4%	—	—	2.7%

Notes:

*	Represents beneficial ownership or voting power of less than 1%.

(1)

Certain Class A ordinary shares held by Tencent, GIC and Temasek on the date of this prospectus are subject to forfeiture under our articles and memorandum of association if certain amounts are not paid to us in the manner described in “Our Corporate Structure—The Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo.” See also “Description of Share Capital—Forfeiture of Shares.”

(2)

Represents the percentage of voting power of Class A ordinary shares and Class B ordinary shares voting as a single class. Each Class A ordinary share entitles its holder to one vote on all matters presented to our shareholders generally. Each Class B ordinary share entitles its holder to ten votes on all matters presented to our shareholders generally. Class A ordinary shares are not convertible into Class B ordinary shares and Class B ordinary shares are not convertible into Class A ordinary shares.

(3)

Upon the completion of this offering and the Reorganization, our founder will hold no Class A ordinary shares and 88.2% of the Class B ordinary shares, providing him with 45.0% of the voting power of ListCo. Pursuant to a joint voting agreement, which is filed as Exhibit 10.13 to the registration statement of which this prospectus is a part, our founder and co-founder have agreed to act as a group (within the meaning of section 13(d)(3) of the Exchange Act) with respect to the voting power of the Class B ordinary shares they hold.

(4)

Upon the completion of this offering, our co-founder will hold no Class A ordinary shares and 11.8% of the Class B ordinary shares, providing him with 6.0% of the voting power of ListCo. Pursuant to a joint voting agreement, which is filed as Exhibit 10.13 to the registration statement of which this prospectus is a part, our founder and co-founder have agreed to act as a group (within the meaning of section 13(d)(3) of the Exchange Act) with respect to the voting power of the Class B ordinary shares they hold.

(5)

Consists of 53,740,218 Class A ordinary shares held of record by Tenacious Bulldog Holdings Limited (“Tenacious Bulldog”) and 18,118,034 Class A ordinary shares held of record by Prosperous Prince Enterprises Limited (“Prosperous Prince”), acquired prior to this offering pursuant to the share purchase agreement described in “Our Corporate Structure—The Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo,” and a total of 9,407,923 Class A ordinary shares to be issued to these entities upon the completion of this offering, as described in “Our Corporate Structure—The Reorganization—Issuance of Class A Ordinary Shares to Certain Original Foreign Investors.” Tenacious Bulldog and Prosperous Prince are beneficially owned and controlled by Tencent Holdings Limited. The registered address for Tenacious Bulldog is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and the registered address for Prosperous Prince is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)

Held of record by Gamvest Pte. Ltd. and acquired pursuant to the share purchase agreement described in “Our Corporate Structure—The Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo.” Gamvest Pte. Ltd. is managed by GIC Asset Management Pte Ltd. GIC Asset Management Pte Ltd is wholly owned by GIC Private Limited. The registered address for Gamvest Pte. Ltd. is 168 Robinson Road, #37-01, Capital Tower, Singapore 068912.

(7)

Held of record by Seletar Investments Pte Ltd and acquired pursuant to the share purchase agreement described in “Our Corporate Structure—The Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo.” Seletar Investments Pte Ltd is beneficially owned and controlled by Temasek Pte. Ltd. The registered address for Seletar Investments Pte Ltd is 60B Orchard Road, Tower 2 #06-18, The Atrium@Orchard, Singapore 0238891.

(8)

To be acquired by Ant International Technologies (Hong Kong) Holding Limited substantially concurrently with the completion of this offering pursuant to the warrant described in “Our Corporate Structure—The Reorganization—Issuance of Class A Ordinary Shares to Certain Original Foreign Investors.” Ant International Technologies (Hong Kong) Holding Limited is beneficially owned and controlled by Ant Group. The registered address for Ant International Technologies (Hong Kong) Holding Limited is 26/F, Tower One, Times Square, 1 Matheson Street Causeway Bay, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2019.

The Reorganization

In connection with the organizational transactions described under “Our Corporate Structure—The Reorganization,” we have entered into transactions with certain of our directors and executive officers and with holders of 10% or more of Class A ordinary shares.

Shareholders’ Agreement

Pursuant to our shareholders’ agreement that will be amended and restated immediately prior to the completion of this offering:

•	our founder designated himself, our co-founder, Edphawin Jetjirawat and Vo Sy Nhan as directors of ListCo; and

•

Original Foreign Investor(s) holding a majority of the Class A ordinary shares in ListCo at the time the shareholders’ agreement was originally entered into designated Christina Gaw as a director of ListCo.

See “Management—Corporate Governance Practices” and “Description of Share Capital—Voting Rights” for further information.

Registration Rights

Our shareholders’ agreement as amended and restated immediately prior to the completion of this offering will be renamed to be a registration rights agreement and will provide the Original Foreign Investors certain registration rights. Pursuant to the registration rights agreement, a holder of at least 25% of the Class A ordinary shares may require us to file a registration statement under the U.S. Securities Act, with respect to their Class A ordinary shares following the expiration of the lock-up period described under “Class A Ordinary Shares Eligible for Future Shareholders—Lock-Up Agreements.” We will not be obligated to effect more than one demand registrations within a 6-month period. All shareholders under the registration rights agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another shareholder or shareholders after the consummation of this offering and will continue to hold this right until they transfer their shares.

Acquisition of Assets from Company Controlled by an Executive Officer

On September 30, 2022, we completed the acquisition of certain intellectual property, accounts, contracts and other intangible assets from Verichains, a company engaged in blockchain security services that was controlled by our Chief Information Officer. The consideration comprised US$4.5 million and 47,000 ordinary shares in VN OpCo.

Employment Agreements and Indemnification Agreements

See “Management—Compensation—Executive Officer Employment Agreements and Indemnification Agreements.”

Equity Incentives

See “Management—Compensation—Equity Incentive Plans.”

Private Placements

See “Principal Shareholders.”

Transactions with Tencent

We have entered into an exclusivity and priority agreement with Tencent affiliates, pursuant to which Tencent agrees not to compete with our business of publishing, operating or distributing games in Vietnam, and, subject to certain exceptions, grants us a five year right to priority negotiation to publish, operate and distribute Tencent’s mobile and PC games in Indonesia, Malaysia, the Philippines, Singapore and Thailand. See Exhibit 10.7 to the registration statement of which this prospectus is a part for the form of exclusivity and priority agreement.

We have entered into various other transactions with Tencent. In 2019, 2020 and 2021 we paid royalties and license fees to Tencent affiliates for licensing their games in aggregate amounts of VND20.3 billion, VND37.5 billion and VND46.1 billion (US$2.0 million), respectively. See “Principal Shareholders” for information on share issuances to Tencent and Exhibit 10.6 to the registration statement of which this prospectus is a part for a copy of the game licensing agreement for PUBG Mobile, one of our most popular games in Vietnam.

Transactions with Other Related Parties

See Note 38 to our audited consolidated financial statements for information on other related party transactions.

DESCRIPTION OF SHARE CAPITAL

ListCo, the company whose Class A ordinary shares are being offered in this prospectus, was formed on April 1, 2022 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. ListCo’s corporate purposes are unrestricted, and ListCo has the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act (as amended) of the Cayman Islands (the “Companies Act”). ListCo’s affairs are governed by ListCo’s memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

ListCo will amend and restate its memorandum and articles of association, which will become effective and replace ListCo’s current memorandum and articles of association in their entirety immediately prior to the completion of this offering. The following are summaries of material provisions of ListCo’s post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of ListCo’s ordinary shares.

The following descriptions of ListCo’s ordinary shares and provisions of ListCo’s articles of association are summaries and are qualified by reference to ListCo’s memorandum and articles of association as amended and restated immediately prior to the completion of this offering, the form of which is filed as Exhibit 3.2 to the registration statement of which this prospectus is a part.

As of the date of this prospectus, ListCo’s authorized share capital is US$50,000, divided into 49,000,000,000 Class A ordinary shares with a nominal or par value of US$0.000001 each and 1,000,000,000 Class B ordinary shares with a nominal or par value of US$0.000001 each. Following the completion of this offering and the Reorganization, ListCo will have 178,127,949 Class A ordinary shares and 18,539,848 Class B ordinary shares issued and outstanding.

Objects of the Company

Under ListCo’s post-offering memorandum and articles of association, the objects of the company are unrestricted for ListCo and ListCo has the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares

ListCo’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of ListCo’s Class A ordinary shares and Class B ordinary shares have different voting and economic rights. ListCo’s Class B ordinary shares may be held only by Vietnamese nationals who are “officers” (as defined in Rule 16a-1 under the Exchange Act) of VN OpCo (or any of its direct or indirect parent companies, including ListCo). Upon the death, disability or cessation of employment with VN OpCo (or any of its direct or indirect parent companies) of any holder of ListCo’s Class B ordinary shares, ListCo’s board of directors has the right to designate the person or persons (or categories of such persons) to whom that holder’s Class B ordinary shares may be transferred, subject to the approval of holders of no less than 80% of the Class A ordinary shares attending and voting at a quorate meeting.

ListCo’s ordinary shares are issued in registered form and are issued when registered in ListCo’s register of members (shareholders). ListCo may not issue shares to bearer, unless the directors of ListCo shall otherwise determine. ListCo’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Forfeiture of Shares

If a shareholder fails to pay when due any call or installment of a call in respect of any shares or any of the U.S. dollars amount equal to the deferred consideration component that certain Original

Foreign Investors must pay to ListCo pursuant to the share purchase agreement described above, in “Our Corporate Structure—Reorganization—ListCo’s Acquisition of 47.6% Direct Equity Interest in VN OpCo,” ListCo’s directors may serve a notice on them requiring payment of the amount unpaid, together with any interest which may have accrued, by a further day (not earlier than the expiration of ten business days from the date of the notice). If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may be forfeited by a resolution of ListCo’s directors to that effect.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay ListCo all moneys which at the date of forfeiture were payable by them in respect of the shares forfeited, though their liability shall cease if and when ListCo receives payment in full of the amount unpaid. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as ListCo’s directors think fit, and at any time before a sale or disposition the forfeiture may be canceled on such terms as ListCo’s directors think fit.

Treasury Shares

At the date of this prospectus, ListCo has no shares in treasury.

Pre-emptive or Similar Rights

The Class A ordinary shares and Class B ordinary shares are not entitled to pre-emptive rights, including upon transfer.

Conversion

Class A ordinary shares cannot be converted into any Class B ordinary shares by the holders thereof or otherwise at any time. Similarly, Class B ordinary shares cannot be converted into Class A ordinary shares by the holders thereof or otherwise at any time.

Dividends

ListCo’s directors may from time to time declare dividends (including interim dividends) and other distributions on ListCo’s Class A ordinary shares in issue and authorize payment of the same out of the funds of ListCo lawfully available therefor. In addition, ListCo’s shareholders may declare dividends (including interim dividends on ListCo’s Class A ordinary shares) by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, but no dividend shall exceed the amount recommended by ListCo’s directors. ListCo’s post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of ListCo lawfully available therefor. Under the laws of the Cayman Islands, ListCo may pay a dividend out of either profit (including retained earnings) or share premium account; provided that in no circumstances may a dividend be paid if this would result in ListCo being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class B ordinary shares will have no economic rights, including no rights to dividends and distributions upon liquidation (whether voluntary or involuntary).

Fiscal Year

ListCo’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights and Election of Directors

Except as set out below, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters presented to ListCo’s shareholders. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote of Class A ordinary shareholders, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote of Class B ordinary shareholders. However, to the extent any Class B ordinary share is in issue, a holder of Class A ordinary shares holding no less than 25% of the votes attaching to the issued Class A ordinary shares in aggregate (either directly or together with its “affiliates,” as such term is defined in Rule 405 under the Securities Act) shall be entitled by notice in writing to ListCo’s board of directors to nominate for appointment and/or removal one director (or two directors if ListCo’s board of directors comprises seven or more members), which nominated director(s) shall be duly appointed and/or removed from the board of directors by the remaining members of ListCo’s board of directors then in office and holders of Class A ordinary shares shall not be entitled to nominate, appoint and/or vote upon the election or removal of any other director) and holders of Class B ordinary shares will be entitled to vote upon the election and/or removal of all directors except for the director nominated for appointment and/or removal by the holders of Class A ordinary shares in accordance with the foregoing provisions. Voting at any meeting of shareholders will be taken by poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting by on or behalf of the shareholders entitled to vote, present in person or by proxy at the meeting. A special resolution requires the affirmative vote of no less than 80% of the votes attaching to the ordinary shares cast at a meeting by on or behalf of the shareholders entitled to vote, present in person or by proxy at the meeting. Pursuant to the Companies Act, a special resolution will be required for important matters such as a change of name, making changes to ListCo’s post-offering memorandum and articles of association or approving a merger and/or consolidation of the company. ListCo’s post-offering memorandum and articles of association provide that any resolution involving amendment to any provision of ListCo’s memorandum or articles of association must be approved by the affirmative vote of no less than 80% of votes cast by ListCo’s shareholders at a general meeting by or on behalf of the shareholders entitled to vote, present in person or by proxy at the meeting.

As is described further in “Variations of Rights of Shares” below, ListCo’s post-offering memorandum and articles of association also provide for certain class rights and class consents regarding the respective rights of holders of Class A ordinary shares and Class B ordinary shares.

Certain Matters Requiring Special Board Approval

Certain actions by ListCo will require the approval of directors nominated for appointment by certain holders of ListCo’s Class A ordinary shares. The reserved matters that require either unanimous approval from ListCo’s directors present at a quorate meeting or, if one or more directors object, the approval of a majority vote which includes at least one director nominated for appointment by certain holders of ListCo’s Class A ordinary shares are as follows:

•

any issuance (through a single transaction or a series of transactions) in any financial year of Class A ordinary shares in ListCo representing 10% or more of the Class A ordinary shares outstanding at the beginning of that financial year, other than issuances of Class A ordinary shares (x) in exchange for ordinary shares in VNG pursuant to the terms of the Cooperation Agreement or (y) pursuant to any long-term incentive plan that has been approved by the board of directors of ListCo;

•

the exercise of voting rights attached to any ordinary shares in any “significant subsidiary” (as defined in Rule 1-02(w) under the Securities Act, provided that VN HoldCo shall be deemed to be a significant subsidiary whether or not it meets any of the conditions contained in that definition) held by ListCo or any of its direct or indirect subsidiaries (other than in accordance with the terms of the Cooperation Agreement);

•	any issuance or sale of shares (or reduction or variation of rights in the share capital of) by any “significant subsidiary” of ListCo and its subsidiaries;

•

the adoption, amendment or termination of any equity incentive plan by ListCo or any “significant subsidiary” that would, individually or in aggregate with all other equity incentive plans then in existence (other than the ListCo Equity Incentive Plan or the VN OpCo Equity Incentive Plan), result in the granting, in any financial year, of awards of securities of ListCo or of the relevant significant subsidiary, as the case may be, representing in excess of 1.5% of the total shares outstanding at the beginning of that financial year;

•	amendments to the charter (or equivalent constitutive document) of any “significant subsidiary” of ListCo and its subsidiaries;

•	redemption of more than 10% of the total number of shares outstanding of any class of ordinary shares in ListCo;

•	filing for liquidation, receivership or reorganization or any similar action with respect to any “significant subsidiary” under any insolvency laws of Vietnam;

•

any sale, or group of related sales, or any disposal of (including the creation of any encumbrances on) assets with a fair market value or proposed transaction value exceeding 30% of the value of ListCo’s total assets as at the end of the most recent financial year;

•

the purchase of shares or other securities, stock or debentures of any other company or any investment in the ownership of real properties exceeding 50% of the value of ListCo’s total assets as at the end of the most recent financial year; and

•	any plan to acquire or merge with another company or any investment exceeding 30% of the value of ListCo’s total assets as at the end of the most recent financial year.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, the Grand Court of the Cayman Islands has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Notwithstanding the U.S. securities laws and regulations that are applicable to the company, general corporate claims against the company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by ListCo’s post-offering memorandum and articles of association.

As set out further below, the Cayman Islands courts ordinarily would be expected to follow English case law precedents, which in limited circumstances permit a minority shareholder to commence derivative actions in the company’s name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control ListCo; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Exempted Company

ListCo is an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Changes to Capital

Pursuant to ListCo’s post-offering memorandum and articles of association, the company may from time to time by special resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

subdivide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

ListCo’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at, any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, the board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a Cayman Islands exempted company, ListCo is not obliged by the Companies Act to call shareholders’ annual general meetings. ListCo’s post-offering memorandum and articles of association provide that ListCo may (but is not obliged to) in each year hold a general meeting as ListCo’s annual general meeting in which case ListCo shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by ListCo’s directors.

Shareholders’ general meetings may be convened by a majority of ListCo’s board of directors. Advance notice of at least ten business days is required for the convening of ListCo’s annual general shareholders’ meeting (if any) and any other general meeting of ListCo’s shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, holding shares which carry in aggregate not less than two-thirds of all votes attaching to the issued and outstanding shares in ListCo entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. ListCo’s post-offering memorandum and articles of association provide that upon the requisition of any one or more of ListCo’s shareholders who together hold shares which carry in aggregate not less than 25% of all votes attaching to the issued and outstanding shares in ListCo entitled to vote at general meetings, ListCo’s board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting, it being noted that such right of the shareholders shall be subject at all times to those matters set out in “—Voting Rights and Election of Directors.” However, ListCo’s post-offering memorandum and articles of association do not provide ListCo’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to the restrictions set out in ListCo’s post-offering memorandum and articles of association as set out below, any holder of ListCo’s Class A ordinary shares may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by ListCo’s board of directors. Holders of Class B ordinary shares shall not transfer all or any part of such shares without the prior written consent of each of (i) ListCo’s board of directors; and (ii) the holders of a majority in number of ListCo’s Class A ordinary shares.

ListCo’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which ListCo has a lien. ListCo’s board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with ListCo, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as ListCo’s board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only Class A ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as ListCo’s directors may from time to time require is paid to ListCo in respect thereof.

If ListCo’s directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and ListCo’s register of members (shareholders) may be closed at such times and for such periods as ListCo’s board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any year.

Liquidation

If ListCo is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between the company and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between the company and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between ListCo and any person or persons to waive or limit the same, shall apply the company’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property among holders of Class A ordinary shares (without any participation by holders of Class B ordinary shares) as follows:

•

if the assets available for distribution among ListCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among ListCo’s holders of Class A ordinary shares in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to ListCo for unpaid calls or otherwise; or

•

if ListCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by ListCo’s holders of Class A ordinary shares in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

ListCo’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 10 business days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture, provided however, that no shares shall be called by the board of directors prior to any predetermined date fixed for a scheduled payment on such shares.

Redemption, Repurchase and Surrender of Shares

Subject to the special board approval requirements described above, ListCo may issue shares on terms that such shares are subject to redemption, at ListCo’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined by ListCo’s board of directors (with special board approval, when applicable) or by ListCo’s shareholders by special resolution. ListCo may also repurchase any of its shares on such terms and in such manner as have been approved by ListCo’s board of directors or by a special resolution of ListCo’s shareholders. Under the Companies

Act, the redemption or repurchase of any share may be paid out of ListCo’s profits (including retained earnings) or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if ListCo can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, ListCo may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

Whenever the capital of ListCo is divided into different classes of shares, the rights attached to any such class may, subject to any rights or restrictions attached to any class, be materially adversely varied with the consent in writing of the holders of 80% of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights attached to or otherwise conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by ListCo. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation, variation or issue of shares with preferred or other rights including, without limitation, the creation or variation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares

ListCo’s post-offering memorandum and articles of association authorize ListCo’s board of directors to issue additional shares from time to time as ListCo’s board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from ListCo’s shareholders.

ListCo’s post-offering memorandum and articles of association also authorize ListCo’s board of directors, without the need for any approval or consent from ListCo’s shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

ListCo’s board of directors may issue preference shares without the need for any approval or consent from, or other action by, ListCo’s shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of ListCo’s ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of ListCo’s list of shareholders or ListCo’s corporate records (other than ListCo’s memorandum and articles of association, special resolutions of ListCo’s shareholders, and ListCo’s register of mortgages and charges). The board of directors may determine from time to time whether and to what extent the company’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the foregoing, ListCo will provide ListCo’s shareholders with annual audited financial statements. See “Where You Can Find Additional Information.” ListCo’s register of directors is also available for inspection in the Cayman Islands upon payment of a fee to the Registrar of Companies.

Register of Shareholders Inspection of Books and Records

Class A ordinary shares and Class B ordinary shares will be held through [depository], and [depository] will be recorded in the shareholders’ register as the holder of ListCo’s Class A ordinary shares and Class B ordinary shares.

Under Cayman Islands law, the company must keep a register of shareholders that includes:

•

the names and addresses of the shareholders, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of the company is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A ordinary shares in this offering and of Class A ordinary shares and Class B ordinary shares in the Reorganization. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of ListCo, the person or member aggrieved (or any shareholder of ListCo, or ListCo itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Anti-Takeover Provisions

Some provisions of ListCo’s post-offering memorandum and articles of association may discourage, delay or prevent a change of control of ListCo or management that shareholders may consider favorable, including provisions that:

•

authorize ListCo’s board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by ListCo’s shareholders;

•	entitle the holders of Class B ordinary shares to ten (10) votes per share, while the Class A ordinary shares are entitled to one (1) vote per share;

•	entitle the holders of Class B ordinary shares to elect/remove all but one director (or two directors if ListCo’s board of directors comprises seven or more members). This power to elect or remove directors could discourage others from initiating any potential merger, takeover or other change of control transactions that other shareholders may view as beneficial; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, ListCo’s directors may, acting in accordance with their fiduciary duties owed to the company, only exercise the rights and powers granted to them under ListCo’s post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of the company.

Exclusive Forum

Unless ListCo consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than ListCo. Any person or entity purchasing or otherwise acquiring any share or other securities in ListCo, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this provision of ListCo’s post-offering memorandum and articles of association. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of ListCo’s articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to ListCo’s intention. Except as set out in the foregoing provisions of this paragraph, unless ListCo consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall otherwise have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with ListCo’s post-offering memorandum and articles of association or otherwise, including any questions regarding their or ListCo’s existence, validity, formation or termination.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the ordinary shares is             .

Cayman Islands Data Protection

ListCo has certain duties under the Data Protection Law (as revised) of the Cayman Islands (the “DPL”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts ListCo’s shareholders on notice that through your investment in ListCo you will provide ListCo with certain personal information which constitutes personal data within the meaning of the DPL (“personal data.”)

Investor Data

ListCo will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. ListCo will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct its activities of on an ongoing basis or to comply with legal and regulatory obligations to which ListCo is subject. ListCo will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In ListCo’s use of this personal data, ListCo will be characterized as a “data controller” for the purposes of the DPL, while ListCo’s affiliates and service providers who may receive this personal data from ListCo in the conduct of ListCo’s activities may either act as ListCo’s “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to ListCo.

ListCo may also obtain personal data from other public sources. Personal data may include, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, correspondence records, passport number, bank account details, source of funds (as declared by the shareholder).

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides ListCo with personal data on individuals connected to you for any reason in relation your investment in ListCo, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

ListCo may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of ListCo’s rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which ListCo is or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of ListCo’s legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should ListCo wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), ListCo will contact you.

Why We May Transfer Your Personal Data

In certain circumstances ListCo may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

ListCo anticipates disclosing personal data to persons who provide services to ListCo and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on ListCo’s behalf.

The Data Protection Measures We Take

Any transfer of personal data by ListCo or ListCo’s duly authorized affiliates and/or delegates outside the Cayman Islands shall be in accordance with the requirements of the DPL.

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware which result from differences in the laws of the Cayman Islands and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Our corporate affairs are governed by our memorandum and articles of association, as we expect them to be amended and restated with effect upon completion of this offering, by the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. We cannot predict whether Cayman Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Cayman Islands law in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law.

Differences in Corporate Law

The Companies Act of the Cayman Islands was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies (provided that is facilitated by the laws of such non-Cayman Islands jurisdiction). For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a director’s declaration that: (1) the constituent company is, and the consolidated or surviving company will be, immediately after merger or consolidation, able to pay its debts as they fall due; (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property or any part thereof; (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the constituent company are, and continue to be, suspended or restricted; (6) includes a list of the assets and liabilities of each constituent company made up to the latest practicable date before the making of the declaration; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so immediately prior to merger or consolidation; (8) the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposed to act illegally or ultra vires and the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares (save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make).

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, however, a class action suit could nonetheless be brought in a U.S. court pursuant to alleged violations of U.S. securities laws and regulations.

Derivative actions have been brought in the Cayman Islands courts. In principle, the company will normally be the proper plaintiff in any claim based on a breach of duty owed to it and a claim again (for example) the company’s officers or directors, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company when the company is acting or proposing to act:

•	illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	in a way which, although not ultra vires, could only be effected duly if authorized by a qualified (or special) majority (i.e. more than a simple majority) vote that has not been obtained; and

•	where those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against our company where the individual rights of that shareholder have been infringed or are about to be infringed by the company.

Corporate Governance

Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under our post-offering memorandum and articles of association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our post-offering memorandum and articles of association, our directors may exercise all the powers of our company to vote compensation to themselves or any member of their body in the absence of an independent quorum.

Borrowing Powers

The board of directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the company or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a four-fifths majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability.

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he or she has disclosed that nature of his or her interest to the board of directors. The Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent English and Commonwealth courts have moved towards an objective standard and have confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director and these authorities are likely to be followed in the Cayman Islands. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, which will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to the Articles of Association and subject to any separate requirement under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than 25% of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting, it being noted that such right of the shareholders shall be subject at all times to those matters set out in “Description of Share Capital—Voting Rights and Election of Directors.” Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be for such term of office as may be agreed between our company and the director; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for four consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to the company to ensure that such transactions are entered into bona fide in the best interests of the company for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a Cayman Islands company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolved by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Our post-offering memorandum and articles of association also give the board of directors’ the authority to petition the Cayman Islands courts to wind up the company.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into different classes of shares, the rights attached to any such class may, subject to any rights or restrictions attached to any class, be materially adversely varied with the consent in writing of the holders of four-fifths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights attached to or otherwise conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation, variation or issue of shares with preferred or other rights including, without limitation, the creation or variation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

CLASS A ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for the Class A ordinary shares, and a liquid trading market for the Class A ordinary shares may not develop or be sustained after this offering. Sales of substantial amounts of the Class A ordinary shares in the public market after this offering, or the perception that such sales could occur, could adversely affect the trading price of the Class A ordinary shares and may make it more difficult for you to sell the Class A ordinary shares at a time and price that you deem appropriate.

Upon the completion of this offering and the Reorganization, we will have a total of 178,127,949 Class A ordinary shares outstanding. Of these outstanding shares,                  Class A ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by ListCo’s “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such company.

All of the other Class A ordinary shares outstanding upon the completion of this offering and the Reorganization are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of Class A ordinary shares or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted shares may also be sold outside the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of Class A ordinary shares acquired in this offering by affiliates of ListCo.

Lock-up Agreements

ListCo and its directors, executive officers and the Original Foreign Investors have agreed, subject to certain customary exceptions, not to sell, transfer or dispose of, directly or indirectly, any Class A ordinary shares for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the Class A ordinary shares held by such persons may be sold subject to the restrictions under Rule 144 under the Securities Act or other exemptions from registration with the SEC or by means of SEC-registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not affiliates of ListCo and have beneficially owned Class A ordinary shares for more than six months but not more than one year may sell such Class A ordinary shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not affiliates of ListCo and have beneficially owned Class A ordinary shares for more than one year may freely sell Class A ordinary shares without registration under the Securities Act. Persons who are affiliates of ListCo (including persons beneficially owning 10% or more of the outstanding shares), and have beneficially owned the Class A ordinary shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1.0% of the then outstanding ordinary shares of the same class, which immediately after this offering will equal 1,781,279 Class A ordinary shares; or

•

the average weekly trading volume of the ordinary shares of the same class during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

ListCo has granted demand and piggyback registration rights to the Original Foreign Investors, or certain transferees, to sell up to                  of Class A ordinary shares. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, subject to the Rule 144 limitations applicable to affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights” for additional information.

Registration Statement

ListCo intends to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of the registration statement of which this prospectus forms a part to register all of its Class A ordinary shares issued and reserved for future issuance under the ListCo Equity Incentive Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and the Class A ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements. See “Management—Compensation—Equity Incentive Plans” for a description of our equity compensation plans.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which we expect to incur in connection with the offer and sale of the Class A ordinary shares. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC registration fee	US$
FINRA filing fee	US$
Nasdaq listing fee	US$
Printing expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

We will pay for all of our expenses of this offering.

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in the Class A ordinary shares of ListCo is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of the Class A ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Walkers, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by ListCo. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 30 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to ListCo or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of ListCo; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law of the Cayman Islands.

Payments of dividends and capital in respect of the Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Class A ordinary shares, nor will gains derived from the disposal of the Class A ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issuance of the Class A ordinary shares or on an instrument of transfer in respect of the Class A ordinary shares.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relevant to U.S. Holders and non-U.S. Holders (as defined below), holding and disposing of the Class A ordinary shares. This summary is based on the U.S. Internal Revenue Code of 1986 (the “Code”), final, temporary and proposed U.S. Treasury regulations, administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers in stocks, securities, or currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations (including private foundations); (vii) partnerships, pass-through entities, or persons that hold the Class A ordinary shares through pass-through entities; (viii) holders that own (directly, indirectly or constructively) 5% or more of our stock (by vote or value); (x) investors that hold Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xi) investors that have a functional currency other than the U.S. dollar; (xii) U.S. expatriates and former long-term residents of the United States); and (xiii) holders who acquire their Class A ordinary shares pursuant to any employee share option or otherwise as compensation, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the Class A ordinary shares, U.S. federal estate, gift or alternative minimum tax considerations or the Medicare tax on certain net investment income, or non-U.S., state or local tax considerations. This summary only addresses investors that will acquire Class A ordinary shares in the Offering, and it assumes that investors will hold their Class A ordinary shares as capital assets (generally, property held for investment).

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A ordinary shares that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the laws of, the United States or any state thereof, including the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust that is subject to U.S. tax on its worldwide income regardless of its source. A “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership.

Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution made by us on the Class A ordinary shares (including amounts withheld in respect of foreign income tax, if any) will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, the distribution will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in the Class A ordinary shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as a gain from the sale of such shares. We do not expect to maintain calculations of earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that such distribution will generally be treated as a dividend.

Dividends on the Class A ordinary shares generally will constitute income from sources outside the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The U.S. dollar value of any distribution made by us in a foreign currency must be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the U.S. Holder, regardless of whether the foreign currency is in fact converted into U.S. dollars. If the foreign currency so received is converted into U.S. dollars on the date of receipt, such U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Sale or other disposition

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its Class A ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such Class A ordinary shares, as determined in US dollars. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, such as individuals) or loss if, on the date of sale or disposition, such Shares were held by such U.S. Holder for more than one year. The deductibility of capital loss is subject to significant limitations. Such gain or loss realized generally will be treated as derived from U.S. sources.

A U.S. Holder that receives foreign currency from a sale or disposition of Class A ordinary shares generally will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale or disposition or, if such U.S. Holder is a cash basis or electing accrual basis taxpayer and the Class A ordinary shares are treated as being traded on an “established securities market” for this purpose, the settlement date. If the Class A ordinary shares are so treated and the foreign currency received is converted into U.S. dollars on the settlement date, a cash basis or electing accrual basis U.S. Holder will not recognize foreign currency gain or loss on the conversion. If the foreign currency received is not converted into U.S. dollars on the settlement date, the U.S. Holder will have a basis in the foreign currency equal to the U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors that hold the Class A ordinary shares could be subject to potentially significant adverse tax consequences.

We will be classified as a PFIC in respect of any taxable year in which, after taking into account our income and gross assets (and the income and assets of certain affiliates pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) is attributable to “passive assets” (assets that produce or are held for the production of passive income). Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income and assets, the relative value of our active and passive assets from time to time, and our market capitalization. For this purpose, certain of our assets are treated as passive even though we hold them in the ordinary course of our business operations. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The composition of our income and assets will be affected by how, and how quickly, we use the proceeds from this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles (taking into account the expected proceeds from this offering) and projections as to the market price of the Class A ordinary shares immediately following the offering, we do not expect to be a PFIC for our current taxable year or the foreseeable future, but because (i) we currently own, and will for the foreseeable future continue to own, a substantial amount of passive assets, including cash, and (ii) the values of our assets, including intangible assets, are uncertain and may vary substantially over time, we cannot provide assurances as to whether we will be classified as a PFIC in its current taxable year or in the foreseeable future.

In general, if we were a PFIC for any taxable year during which a U.S. Holder owned Class A ordinary shares, a gain recognized by a U.S. Holder on a sale or other disposition (including, under proposed regulations, certain pledges) of the Class A ordinary shares, would be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amounts. Further, to the extent that any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gains described immediately above.

A mark-to-market election is available to a U.S. Holder only if the Class A ordinary shares are considered “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We intend to apply to list the Class A ordinary shares on Nasdaq, which is a qualified exchange for these purposes, but no assurance can be given that the Class A ordinary shares will be considered regularly traded, and therefore considered “marketable stock,” for purposes of the PFIC mark-to-market election. If the Class A ordinary shares qualify as “marketable stock,” a U.S. Holder who wishes to elect mark-to-market treatment will be forced to recognize in such year gain on the difference between the fair market value of the Class A ordinary shares and the U.S. Holder’s adjusted basis in such Class A ordinary shares. Deduction of losses, if any, will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. U.S. Holders should consult their tax advisers regarding the availability of the mark to market election.

A U.S. Holder’s adjusted tax basis in the Class A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

If any of our subsidiaries were treated as a PFIC, it would not be eligible for the mark-to-market election since the stock of the subsidiary would not be regularly traded on a qualified exchange.

The above results may be modified if a U.S. Holder in a PFIC is eligible for, and timely makes, a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election will not be available.

If we were to be or become classified as a PFIC for any taxable year, a U.S. Holder of the Class A ordinary shares may be subject to additional U.S. tax form filing requirements, and the statute of limitations for auditing a U.S. Holder’s federal income tax return may be suspended if such holder does not file the applicable form for that taxable year. The rules relating to PFICs are complex and each U.S. Holder is urged to consult its own tax advisor concerning the U.S. federal income tax consequences of holding Class A ordinary shares if we are a PFIC in any taxable year during its holding period.

Non-U.S. Holders

A Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax on any distributions made on the Class A ordinary shares or gain from the sale, redemption or other disposition of the Class A ordinary shares unless: (i) that distribution and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States; or (ii) in the case of any gain realized on the sale or exchange of a Class A ordinary share by an individual Non-U.S. Holder, that Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

U.S. information reporting and backup withholding tax

A U.S. Holder may be subject to information reporting unless it establishes that payments to it are exempt from these rules. For example, payments to corporations generally are exempt from information reporting and backup withholding. Payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is timely provided to the IRS.

Under US federal income tax law and regulations, certain categories of U.S. persons must file information returns with respect to their investment in the equity interests of a foreign corporation. A U.S. person that purchases Class A ordinary shares will be required to file IRS Form 926 or similar form if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12-month period, exceeds US$100,000. In the event a U.S. Holder fails to file any such required form, the U.S. Holder could be required to pay a penalty equal to 10% of the gross amount paid for such Class A ordinary shares up to a maximum penalty of US$100,000.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Class A ordinary shares indicated below:

Name	Number of Class A Ordinary Shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters.”

The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from ListCo and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the Class A ordinary shares offered by this prospectus if any such Class A ordinary shares are taken. However, the underwriters are not required to take or pay for the Class A ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Class A ordinary shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at such public offering price that represents a concession not in excess of US$            per share under the initial public offering price. After the initial offering of the Class A ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional Class A ordinary shares at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Class A ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per-share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option up to an additional                  Class A ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            . We have agreed to reimburse the underwriters for certain out-of-pocket expenses relating to this offering in an amount not to exceed US$            .

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The address of Morgan Stanley & Co. LLC is 1585 Broadway Avenue, New York, New York 10036. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010.

We intend to apply to list the Class A ordinary shares on Nasdaq under the symbol “VNG.”

We, all of our directors and officers, the Original Foreign Investors (which includes holders of Class A ordinary shares to be issued in connection with the Reorganization), and certain holders of the ordinary shares in VN OpCo, namely our directors, officers and employees who hold such shares, have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period, subject to certain customary exceptions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A ordinary shares, any ordinary shares in VN OpCo or any securities convertible into or exercisable or exchangeable for Class A ordinary shares or ordinary shares in VN OpCo;

•

submit or file any registration statement with the SEC relating to the offering of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares (other than a registration statement on Form S-8);

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A ordinary shares or ordinary shares in VN OpCo; or

•	publicly announce any intention to engage in any of the above transactions,

whether any such transaction described above is to be settled by delivery of Class A ordinary shares, ordinary shares in VN OpCo or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Class A ordinary shares, or any security convertible into or exercisable or exchangeable for Class A ordinary shares.

The representatives, in their sole discretion, may release the Class A ordinary shares, ordinary shares in VN OpCo and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

In order to facilitate the offering of the Class A ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Class A ordinary shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A ordinary shares in the open market to stabilize the price of the Class A ordinary shares. These activities may raise or maintain the market price of the Class A ordinary shares above independent market levels or prevent or retard a decline in the market price of the Class A ordinary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services or other commercial lending services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our or our affiliates’ securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for the Class A ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the Class A ordinary shares, or that the Class A ordinary shares will trade in the public market at or above the initial public offering price.

Conflicts of Interest

Because an affiliate of Citigroup Global Markets Inc., an underwriter of this offering, will receive 5% or more of the net proceeds of this offering in connection with the repayment of the Citi Loan, Citigroup Global Markets Inc. is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. See “Use of Proceeds.” This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement. Morgan Stanley & Co. LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. Morgan Stanley & Co. LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, Citigroup Global Markets Inc. will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

Electronic Offer, Sale and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class A ordinary shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations. In addition, the Class A ordinary shares may be sold by the underwriters to securities dealers who resell such shares to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus is a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Class A ordinary shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A ordinary shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the Class A ordinary may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the Class A ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act. The Class A ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A ordinary shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

Resale restrictions

The distribution of the Class A ordinary shares in Canada is being made only in the provinces of British Columbia, Alberta, Ontario and Quebec on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A ordinary shares are made. Any resale of the Class A ordinary shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers

By purchasing Class A ordinary shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Class A ordinary shares without the benefit of a prospectus qualified under those securities laws as it is both an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions and a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•	where required by law, the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Underwriter Conflicts

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Language

Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque acheteur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Class A ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any Class A ordinary shares in the Cayman Islands.

Dubai International Financial Centre (“DIFC”)

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Class A ordinary shares which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A ordinary shares offered should conduct their own due diligence on the Class A ordinary shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any Class A ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Class A ordinary shares may be made at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A ordinary shares shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Class A ordinary shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Issuer that it is a qualified investor within the meaning of Article 2I of the Prospectus Regulation.

In the case of any Class A ordinary shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Class A ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A ordinary shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire Class A ordinary shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The Class A ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A ordinary shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The Class A ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea

The Class A ordinary shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Class A ordinary shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the Class A ordinary shares may not be resold to Korean residents unless the purchaser of the Class A ordinary shares complies with all applicable regulatory requirements (including government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the Class A ordinary shares.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Class A ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the Class A ordinary shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Thailand

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The Class A ordinary shares may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the Class A ordinary shares to the public for the purposes of the Securities and Exchange Act, of 1992 of Thailand, as amended, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class A ordinary shares may not be circulated or distributed, nor may the Class A ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the Class A ordinary shares. The Class A ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Class A ordinary shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A ordinary shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the Class A ordinary shares may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The Class A ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A ordinary shares in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (“UAE”). The Class A ordinary shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the Class A ordinary shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the Class A ordinary shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

An offer to the public of any Class A ordinary shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any Class A ordinary shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of Class A ordinary shares shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any Class A ordinary shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the issuer that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any Class A ordinary shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Class A ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A ordinary shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire Class A ordinary shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A ordinary shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Vietnam

This offering of Class A ordinary shares has not been and will not be registered with the State Securities Commission of Vietnam under Vietnam’s Law on Securities and its guiding decrees and circulars. The Class A ordinary shares will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under Vietnam’s Law on Investment.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Allen & Overy LLP. Certain matters of Vietnamese law will be passed upon for us by Allen & Overy Legal (Vietnam) LLC. The validity of the Class A ordinary shares offered in this offering and other legal matters of Cayman Islands law will be passed upon for us by Walkers (Singapore) Limited Liability Partnership. Certain matters of U.S. federal law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Certain matters of Vietnamese law will be passed upon for the underwriters by Vietnam International Law Firm (VILAF).

EXPERTS

The consolidated financial statements of VNG Corporation as of December 31, 2019, 2020 and 2021 and for each of the three years then ended included in this prospectus and the registration statement have been audited by Ernst & Young Vietnam Limited, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein. These financial statements are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Vietnam Limited are located Bitexco Financial Tower, 28th Floor, 2 Hai Trieu Street, District 1, Ho Chi Minh City, Vietnam.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

Substantially all of our current operations are conducted in Vietnam and Southeast Asia. In addition, none of our directors or executive officers is a United States national or resident. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States. Even if you succeed in bringing an action of this kind, the laws of the Cayman Islands and Vietnam may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

We have appointed              as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

The ability of shareholders in certain countries other than the Cayman Islands, and in particular in the U.S., to bring an action against us may be limited under Cayman Islands law.

Walkers (Singapore) Limited Liability Partnership (“Walkers”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any United States state, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the United States securities laws or any United States state.

We have been advised by Walkers that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is a judgment in personam rather than in rem, (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given or, subject to judicial discretion, a non-monetary judgment in personam, (c) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given or, subject to judicial discretion, a non-monetary judgment in personam; (d) is final and conclusive, (e) is not in respect of taxes, a fine or a penalty or an attempt by a foreign state to act in excess of its jurisdiction by enforcing sovereign acts of that state outside of its own territory, and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from the United States courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Vietnam

Allen & Overy Legal (Vietnam) LLC, our counsel as to Vietnamese law, has advised us that a court in Vietnam will consider recognizing and enforcing a judgment rendered by a foreign court (i) if the country in which such judgment was made and Vietnam are members of a bilateral or multinational treaty on judicial assistance under which the recognition and enforcement of judgments by the courts of each member state are stipulated, (ii) where such judgment is permitted to be recognized and enforced under Vietnamese law, or (iii) on a case-by-case, reciprocal basis, meaning that a court in Vietnam will check whether a court in the foreign country of such judgment has recognized a judgment of a Vietnamese court. A judgment rendered by a foreign court will not be recognized and enforced in Vietnam where the Vietnamese court determines that the recognition and enforcement of such judgment would be contrary to fundamental principles of Vietnamese law. There is doubt as to the enforceability in Vietnamese courts in actions for the recognition and enforcement of judgments of United States courts and of civil liabilities predicated upon the federal securities laws of the United States, primarily because there is no treaty or other arrangement or basis for reciprocal enforcement of judgments between Vietnam and the United States.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the Class A ordinary shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the Class A ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year.

VNG Corporation

CORPORATE INFORMATION

THE COMPANY

VNG Corporation (“the Company”) is a joint stock company incorporated under the Law on Enterprise of Vietnam pursuant to the Enterprise Registration Certificate No. 4103002645 issued by the Department of Planning and Investment of Ho Chi Minh City on September 9, 2004. Subsequently, the Company also received amended Enterprise Registration Certificates with the latest amendment being the 40th amended Enterprise Registration Certificate dated March 29, 2021.

The registered principal activities based on the Enterprise Registration Certificate of the Company are:

•	research and development of software;

•	operation and distribution of online games;

•	online advertising;

•	e-commerce;

•	production of accessories, computers, peripherals, telecommunication equipment and household appliances;

•	provision of fee collection services and value-added services: web-based data and information access, data and information processing, set up of database, storing and processing; and

•

value-added services on telecommunication network and internet: web-based data and information access, data and information processing, e-data exchange and other services: information services via phone, voice recording (except karaoke), other related call services, trading of electronic equipment and accessory, telecommunication, information technology consultation and system administration service.

The Company was registered as a public interest company in accordance with Official Letter No. 80/CQDD-NV dated January 29, 2011 issued by the State Securities Commission of Viet Nam (“SSC”).

In accordance with Circular No. 96/2020/TT-BTC providing guidance on information disclosure for securities market issued by the Ministry of Finance on November 16, 2020, the Company is categorised as a large-scale public interest company.

The Company’s registered head office is located at No. Z06 Street 13, Tan Thuan Dong Ward, District 7, Ho Chi Minh City, Viet Nam.

VNG Corporation

CORPORATE INFORMATION (continued)

GROUP STRUCTURE

Particulars of the principal subsidiaries as of December 31, 2019, 2020 and 2021 are as follows:

No.	Name of subsidiary	Short name	As at December 31, 2019		As at December 31, 2020		As at December 31, 2021
			Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Location	Principal activities
1	VNG Software Development Co., Ltd.	VNGS	100.00	100.00	100.00	100.00	100.00	100.00	Ho Chi Minh, City Vietnam	Software production and development
2	Dragon Top Entertainment Co., Ltd.	Dragon Top	100.00	100.00	100.00	100.00	100.00	100.00	Ha Noi, Vietnam	Operation and distribution of online games
3	ZingPlay Vietnam Company Limited[1]	ZPS	100.00	100.00	100.00	100.00	100.00	100.00	Da Nang, Vietnam	Operation and distribution of online games
4	Vi Na Data Information Technology Services Joint Stock Company	VNDT	100.00	100.00	100.00	100.00	100.00	100.00	Ho Chi Minh City, Vietnam	Provision of information technology services
5	VNG Singapore Pte., Ltd.	VNG Singapore	100.00	100.00	100.00	100.00	100.00	100.00	Singapore	Development and trade of software, computer equipment and device; providing software related and post-sale services
6	VNG Myanmar Co., Ltd.	VNG Myanmar	100.00	100.00	100.00	100.00	100.00	100.00	Yangon, Myanmar	Development and trade of software, operation and distribution of online games
7	ZingPlay International Pte. Ltd.[2]	ZPI	100.00	100.00	100.00	100.00	100.00	100.00	Singapore	Development and trade of software, computer equipment and spare parts
8	Vi Na Net Services Joint Stock Company	Vinanet	100.00	100.00	100.00	100.00	100.00	100.00	Ho Chi Minh City, Vietnam	Provision of value-added services on mobile and internet.
9	Zion Joint Stock Company	Zion	60.00	60.00	60.00	60.00	60.00	60.00	Ho Chi Minh City, Vietnam	Intermediary payment service
10	Thanh Son Communication Services Trading Co., Ltd.[3]	Thanh Son	60.00	60.00	60.00	60.00	60.00	60.00	Ho Chi Minh City, Vietnam	Distribution in prepaid game cards and phone cards

[1]	Formerly named Nguyen Bao Digital Company Limited
[2]	Formerly named MPT Entertainment Pte., Ltd.
[3]	From July 11, 2019, Thanh Son Communication Services Trading Co., Ltd. became a direct subsidiary of Zion Joint Stock Company.

VNG Corporation

CORPORATE INFORMATION (continued)

GROUP STRUCTURE (continued)

Particulars of the principal subsidiaries as of December 31, 2019, 2020 and 2021 are as follows (continued):

No.	Name of subsidiary	Short name	As at December 31, 2019		As at December 31, 2020		As at December 31, 2021
			Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Voting right (%)	Equity interest (%)	Location	Principal activities
11	EPI Technologies Joint Stock Company	EPI	100.00	100.00	100.00	100.00	100.00	100.00	Ha Noi, Vietnam	Provision of online advertising, design website, software and other media technologies
12	Minh Phuong Thinh Communication Co., Ltd.	MPT	100.00	100.00	100.00	100.00	100.00	100.00	Da Nang, Vietnam	Provision of mobile and telecommunications value- added services
13	MLT Hong Kong Limited	MLT HK	100.00	100.00	100.00	100.00	100.00	100.00	Hong Kong	Distribution of online games
14	VNG Online Co., Ltd.	VNG Online	100.00	100.00	100.00	100.00	100.00	100.00	Ha Noi, Vietnam	Provision of information portal and advertising services
15	VNG Data Center Company Limited	VNG Data Center	100.00	100.00	100.00	100.00	100.00	100.00	Ho Chi Minh City, Vietnam	Provision of information technology services
16	VNG Games Co., Ltd.	VNG Games	—	—	100.00	100.00	100.00	100.00	Bangkok, Thailand	Development of mobile games and online games
17	XFM Joint Stock Company[4]	XFM	—	—	100.00	100.00	100.00	100.00	Ho Chi Minh City, Vietnam	Music recording and publishing activities
18	Adtima Joint Stock Company	Adtima	—	—	—	—	100.00	100.00	Ho Chi Minh City, Vietnam	Operation and distribution of online games
19	Fiza Joint Stock Company	Fiza	—	—	—	—	100.00	100.00	Ho Chi Minh City, Vietnam	Operation and distribution of online games
20	Cloudverse Pte. Ltd.	Cloudverse	—	—	—	—	80.00	80.00	Singapore	Provision of Information technology consultancy
21	Vietnam Internet User Community Foundation	VNIF	100.00	100.00	100.00	100.00	100.00	100.00	Ho Chi Minh City, Vietnam	Non-profit organization

[4]	Formerly named XONE Joint Stock Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of VNG Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VNG Corporation (“the Company”) as of December 31, 2019, 2020 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Restatement of December 31, 2019, 2020 and 2021 Consolidated Financial Statements

As discussed in Note 2.2 to the consolidated financial statements, the Company’s December 31, 2019, 2020 and 2021 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young Vietnam Limited

We have served as the Company’s auditor since 2008.

Ho Chi Minh city, Vietnam

May 24, 2022, except for the effects on the consolidated financial statements of the correction of errors as described in Note 2.2, as to which the date is April 14, 2023

VNG Corporation

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

for the year ended December 31, 2021

		2019	2020	2021
	Notes	VND’000 (as restated)	VND’000 (as restated)	VND’000 (as restated)	US$ (as restated)
Revenues from contracts with customers
Games		4,032,256,253	4,831,468,886	6,381,723,899	275,727,971
Communications and media		931,215,158	1,045,424,560	1,233,539,800	53,296,168
Fintech		(42,519,236)	(112,465,407)	(395,130,248)	(17,071,949)
Long-term opportunities		51,721,994	72,763,181	154,821,130	6,689,183

Revenues	6.1	4,972,674,169	5,837,191,220	7,374,954,581	318,641,373
Cost of revenues	8.1	(3,223,238,056)	(3,866,704,704)	(4,664,462,672)	(201,532,196)

Gross profit		1,749,436,113	1,970,486,516	2,710,491,909	117,109,177
Other operating income	8.2	35,976,108	29,740,876	71,549,881	3,091,375
Selling and distribution costs	8.3	(1,121,344,292)	(1,445,050,982)	(1,893,508,522)	(81,810,694)
Administrative expenses	8.4	(1,242,134,845)	(1,247,067,201)	(1,432,232,136)	(61,880,844)
Other operating expenses	8.2	(20,114,349)	(31,592,099)	(41,121,947)	(1,776,710)
(Loss) gain on equity investment measured at fair value through profit or loss	19	(11,769,636)	5,639,538	15,570,238	672,726

Operating loss		(609,950,901)	(717,843,352)	(569,250,577)	(24,594,970)
Finance income	8.6	201,428,012	222,783,895	172,295,786	7,444,190
Finance costs	8.7	(15,077,265)	(15,915,067)	(15,959,252)	(689,533)
Share of loss of associates	16	—	(6,140,587)	(11,046,237)	(477,262)

Loss before tax		(423,600,154)	(517,115,111)	(423,960,280)	(18,317,575)
Income tax expense	10.1	(70,418,503)	(133,497,465)	(308,315,082)	(13,321,023)

Loss for the year		(494,018,657)	(650,612,576)	(732,275,362)	(31,638,598)

Attributable to:
Equity holders of the parent		(410,927,325)	(385,100,411)	(242,625,143)	(10,482,831)
Non-controlling interests		(83,091,332)	(265,512,165)	(489,650,219)	(21,155,767)
Loss per share attributable to equity holders of the parent
Basic	11	(16,533)	(15,385)	(9,590)	(0.41)
Diluted	11	(16,533)	(15,385)	(9,590)	(0.41)

VNG Corporation

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the year ended December 31, 2021

		2019	2020	2021
	Notes	VND’000	VND’000	VND’000	US$
Loss for the year		(494,018,657)	(650,612,576)	(732,275,362)	(31,638,598)

Other comprehensive loss
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Share of other comprehensive (loss) income of associates	16	—	(3,673)	6,192	268
Exchange differences on translation of foreign operations		(739,387)	(2,075,444)	(8,850,407)	(382,390)

Other comprehensive loss that may be reclassified to profit or loss in subsequent periods		(739,387)	(2,079,117)	(8,844,215)	(382,122)

Other comprehensive loss that may not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement loss on severance allowance		(1,486,459)	(2,959,377)	(2,603,362)	(112,481)

Other comprehensive loss for the year, net of tax		(2,225,846)	(5,038,494)	(11,447,577)	(494,603)

Total comprehensive loss for the year, net of tax		(496,244,503)	(655,651,070)	(743,722,939)	(32,133,201)

Attributable to:
Equity holders of the parent		(413,153,171)	(390,138,905)	(254,072,720)	(10,977,434)
Non-controlling interests		(83,091,332)	(265,512,165)	(489,650,219)	(21,155,767)

VNG Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at December 31, 2021

		2019	2020	2021
	Notes	VND’000	VND’000	VND’000	US$
ASSETS
Non-current assets
Property, plant and equipment	12	1,025,892,865	938,514,244	995,346,145	43,004,802
Intangible assets	13	411,688,019	349,680,155	334,653,208	14,458,985
Right-of-use assets	15	278,191,321	281,329,889	254,601,286	11,000,272
Investments in associates	16	—	111,604,900	274,023,104	11,839,408
Equity investment at fair value through profit or loss	18, 19	123,581,178	129,220,716	144,790,954	6,255,820
Other financial asset at fair value through profit or loss	18	17,523,960	17,462,160	16,736,220	723,103
Deposits and other receivables	22	14,416,145	9,284,510	522,941,690	22,594,154
Prepayments and other assets	23	14,971,829	24,878,836	28,218,093	1,219,187
Deferred tax assets	10.2	229,765,602	212,011,873	26,836,509	1,159,495
Term deposits	24	157,100,000	—	—	—

Total non-current assets		2,273,130,919	2,073,987,283	2,598,147,209	112,255,226

Current assets
Inventories	25	90,358,929	116,180,821	113,467,680	4,902,470
Trade receivables	26	275,224,817	450,979,771	481,803,667	20,816,750
Deposits and other receivables	22	162,188,485	144,287,883	148,874,036	6,432,233
Current income tax receivables		20,690,254	16,232,320	16,820,869	726,760
Financial asset at fair value through profit or loss	18, 20	—	28,511,896	112,521,058	4,861,571
Prepayments and other assets	23	425,467,997	485,605,038	684,595,517	29,578,549
Term deposits	24	2,054,135,980	2,049,182,453	2,465,720,738	106,533,624
Restricted cash	4.14	336,239,847	329,365,493	585,217,893	25,284,852
Cash and cash equivalents	27	1,602,367,711	2,166,178,834	1,882,309,123	81,326,815

Total current assets		4,966,674,020	5,786,524,509	6,491,330,581	280,463,624

TOTAL ASSETS		7,239,804,939	7,860,511,792	9,089,477,790	392,718,850

VNG Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

as at December 31, 2021

		2019	2020	2021
	Notes	VND’000	VND’000	VND’000	US$
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Issued capital	30.1	353,022,930	353,022,930	358,442,620	15,486,827
Share premium	30.3	1,125,647,021	1,125,647,021	1,133,299,051	48,965,178
Treasury shares	30.4	(2,071,483,474)	(2,274,082,114)	(2,278,710,166)	(98,453,669)
Retained earnings		1,552,518,606	1,167,418,195	924,793,052	39,956,494
Other reserves	30.5	3,306,986,422	4,005,502,684	4,472,449,978	193,236,119
Other components of equity	30.6	17,131,189	12,092,695	645,118	27,873

		4,283,822,694	4,389,601,411	4,610,919,653	199,218,822
Non-controlling interests		126,663,191	325,323,225	124,904,303	5,396,600

Total equity		4,410,485,885	4,714,924,636	4,735,823,956	204,615,422

Non-current liabilities
Deferred revenue	6.3	43,422,061	33,067,615	39,627,698	1,712,149
Deferred tax liabilities	10.2	15,751,683	5,403,859	14,061,475	607,538
Interest-bearing loans	36	—	—	174,531,416	7,540,783
Lease liabilities	15	116,625,584	86,089,160	67,204,216	2,903,617
Employee benefit liabilities	29	15,399,505	16,279,910	162,609,219	7,025,674
Provision for decommissioning costs	35	41,637,681	50,672,527	55,649,070	2,404,367
Other financial liabilities		328,498	192,752	217,418	9,394

Total non-current liabilities		233,165,012	191,705,823	513,900,512	22,203,522

Current liabilities
Trade payables	34	574,644,178	338,776,041	782,293,664	33,799,683
Other financial liabilities	32	555,288,483	743,773,297	957,094,278	41,352,097
Deferred revenue	6.3	973,190,843	1,288,361,923	1,332,260,847	57,561,497
Current income tax liabilities		40,990,218	21,789,807	15,103,131	652,544
Other tax liabilities		53,443,718	85,005,051	84,767,369	3,662,448
Lease liabilities	15	33,804,881	39,553,981	38,614,792	1,668,386
Employee benefit liabilities	29	—	—	4,378,940	189,196
Provision for decommissioning costs	35	—	—	1,227,617	53,040
Other non-financial liabilities	33	364,791,721	436,621,233	624,012,684	26,961,015

Total current liabilities		2,596,154,042	2,953,881,333	3,839,753,322	165,899,906

Total liabilities		2,829,319,054	3,145,587,156	4,353,653,834	188,103,428

TOTAL EQUITY AND LIABILITIES		7,239,804,939	7,860,511,792	9,089,477,790	392,718,850

VNG Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the year ended December 31, 2021

	Issued capital	Share premium	Treasury shares	Retained earnings	Other reserves	Other components of equity	Total	Non-controlling interests	Total equity
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Balance as of January 1, 2019	345,362,570	518,057,361	(2,128,611,141)	1,963,445,931	2,404,682,573	19,357,035	3,122,294,329	(1,988,630)	3,120,305,699
Net loss for the year	—	—	—	(410,927,325)	—	—	(410,927,325)	(83,091,332)	(494,018,657)
Exchange differences on translation of foreign operations	—	—	—	—	—	(739,387)	(739,387)	—	(739,387)
Remeasurement loss on severance allowance	—	—	—	—	—	(1,486,459)	(1,486,459)	—	(1,486,459)

Total comprehensive loss	—	—	—	(410,927,325)	—	(2,225,846)	(413,153,171)	(83,091,332)	(496,244,503)
Exercise of options	7,660,360	8,417,360	—	—	—	—	16,077,720	—	16,077,720
Reissuance of treasury shares	—	599,172,300	63,293,376	—	—	—	662,465,676	—	662,465,676
Issue of shares to non-controlling interest	—	—	—	—	252,416,847	—	252,416,847	211,743,153	464,160,000
Repurchase of shares	—	—	(6,165,709)	—	—	—	(6,165,709)	—	(6,165,709)
Share-based payments	—	—	—	—	649,887,002	—	649,887,002	—	649,887,002

Balance as of December 31, 2019	353,022,930	1,125,647,021	(2,071,483,474)	1,552,518,606	3,306,986,422	17,131,189	4,283,822,694	126,663,191	4,410,485,885

VNG Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2021

	Issued capital	Share premium	Treasury shares	Retained earnings	Other reserves	Other components of equity	Total	Non-controlling interests	Total equity
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Balance as of January 1, 2020	353,022,930	1,125,647,021	(2,071,483,474)	1,552,518,606	3,306,986,422	17,131,189	4,283,822,694	126,663,191	4,410,485,885
Net loss for the year	—	—	—	(385,100,411)	—	—	(385,100,411)	(265,512,165)	(650,612,576)
Share of other comprehensive loss of associate	—	—	—	—	—	(3,673)	(3,673)	—	(3,673)
Exchange differences on translation of foreign operations	—	—	—	—	—	(2,075,444)	(2,075,444)	—	(2,075,444)
Remeasurement loss on severance allowance	—	—	—	—	—	(2,959,377)	(2,959,377)	—	(2,959,377)

Total comprehensive loss	—	—	—	(385,100,411)	—	(5,038,494)	(390,138,905)	(265,512,165)	(655,651,070)
Contribution from non-controlling interest	—	—	—	—	—	—	—	462,660,000	462,660,000
Repurchase of shares	—	—	(202,598,640)	—	—	—	(202,598,640)	—	(202,598,640)
Acquisition of a subsidiary	—	—	—	—	—	—	—	7,081	7,081
Share-based payments	—	—	—	—	698,516,262	—	698,516,262	1,505,118	700,021,380

Balance as of December 31, 2020	353,022,930	1,125,647,021	(2,274,082,114)	1,167,418,195	4,005,502,684	12,092,695	4,389,601,411	325,323,225	4,714,924,636

VNG Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

for the year ended December 31, 2021

	Issued capital	Share premium	Treasury shares	Retained earnings	Other reserves	Other components of equity	Total	Non-controlling interests	Total equity
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Balance as of January 1, 2021	353,022,930	1,125,647,021	(2,274,082,114)	1,167,418,195	4,005,502,684	12,092,695	4,389,601,411	325,323,225	4,714,924,636
Net loss for the year	—	—	—	(242,625,143)	—	—	(242,625,143)	(489,650,219)	(732,275,362)
Share of other comprehensive income of associates	—	—	—	—	—	6,192	6,192	—	6,192
Exchange differences on translation of foreign operations	—	—	—	—	—	(8,850,407)	(8,850,407)	—	(8,850,407)
Remeasurement loss on severance allowance	—	—	—	—	—	(2,603,362)	(2,603,362)	—	(2,603,362)

Total comprehensive loss	—	—	—	(242,625,143)	—	(11,447,577)	(254,072,720)	(489,650,219)	(743,722,939)
Exercise of options	5,419,690	7,652,030	—	—	—	—	13,071,720	—	13,071,720
Contribution from non-controlling interest	—	—	—	—	—	—	—	274,966,381	274,966,381
Repurchase of shares	—	—	(4,628,052)	—	—	—	(4,628,052)	—	(4,628,052)
Share-based payments	—	—	—	—	466,947,294	—	466,947,294	14,264,916	481,212,210

Balance as of December 31, 2021	358,442,620	1,133,299,051	(2,278,710,166)	924,793,052	4,472,449,978	645,118	4,610,919,653	124,904,303	4,735,823,956

Balance as of December 31, 2021 (US$)	15,486,827	48,965,178	(98,453,669)	39,956,494	193,236,119	27,873	199,218,822	5,396,600	204,615,422

VNG Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the year ended December 31, 2021

		2019	2020	2021
	Notes	VND’000	VND’000	VND’000	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(423,600,154)	(517,115,111)	(423,960,280)	(18,317,575)

Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment	12	182,003,961	247,823,498	221,881,635	9,586,590
Amortization of intangible assets and right-of-use assets		204,457,710	232,320,352	190,540,766	8,232,481
Impairment of non-financial assets		193,992,250	293,979,903	71,978,316	3,109,886
(Reversal of impairment) impairment of trade receivables and other provisions		(3,807,548)	3,066,672	957,808	41,383
Severance allowance and sabbatical leave		302,360	398,137	152,009,261	6,567,692
Foreign exchange (gain) loss		(1,095,847)	694,891	17,233	745
Share of loss of associates		—	6,140,587	11,046,237	477,262
Finance income		(201,428,012)	(222,783,895)	(172,295,786)	(7,444,190)
Finance costs		15,077,265	15,915,067	15,959,252	689,533
Loss (gain) on financial assets measured at fair value through profit or loss		11,477,828	(6,123,495)	(13,780,139)	(595,383)
Share-based compensation costs	7	649,887,002	700,021,380	481,212,210	20,791,194
Dividend income	8.2	(22,558,469)	(4,980,528)	(24,755,060)	(1,069,564)
(Gain) loss from assets disposal	8.2	(2,319,007)	(1,214,396)	298,138	12,881
Written off non-financial assets		33,956,628	29,501,640	99,079	4,281
Working capital adjustments:
(Increase) decrease in restricted cash		(178,816,415)	6,874,351	(255,852,400)	(11,054,327)
Increase in trade receivables		(19,373,813)	(178,512,020)	(33,537,774)	(1,449,029)
Increase in prepayments, deposits, other receivables and other assets		(186,026,510)	(199,578,888)	(277,509,844)	(11,990,053)
(Increase) decrease in inventories		(26,839,655)	(26,828,363)	4,469,212	193,096
Increase (decrease) in trade payables		257,542,172	(179,851,206)	451,499,449	19,507,429
Increase in other payables, accruals and other liabilities		269,138,265	280,384,231	386,897,476	16,716,244
Increase in deferred revenue		387,666,757	304,816,634	50,459,007	2,180,126

Net cash generated from operations before interest on lease liabilities and tax		1,139,636,768	784,949,441	837,633,796	36,190,702
Payment of interest on lease liabilities		(1,534,887)	(5,543,672)	(9,564,173)	(413,228)
Corporate income tax paid		(153,315,092)	(139,318,671)	(121,715,112)	(5,258,808)

Net cash flows from operating activities		984,786,789	640,087,098	706,354,511	30,518,666

VNG Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the year ended December 31, 2021

		2019	2020	2021
	Notes	VND’000	VND’000	VND’000	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment		(653,231,117)	(203,077,486)	(283,681,402)	(12,256,703)
Purchases of items of intangible assets		(278,008,006)	(304,863,942)	(152,032,047)	(6,568,678)
Purchase of land use rights		(3,050,814)	(38,339,297)	—	—
Proceeds from disposal of items of property, plant and equipment		2,677,943	2,493,870	461,920	19,958
Bank term deposits		(627,942,980)	(258,348,418)	(877,286,570)	(37,903,935)
Proceeds from bank term deposits		169,398,000	420,401,945	460,748,285	19,907,034
Disbursement of loan to an investee		—	(27,828,000)	(113,900,000)	(4,921,149)
Acquisition of a subsidiary, net of cash acquired		—	(11,372,900)	—	—
Acquisition of associate interests		—	(117,742,080)	(655,592,750)	(28,325,459)
Interest and dividend received		194,320,595	245,251,441	214,777,013	9,279,629

Net cash flows used in investing activities		(1,195,836,379)	(293,424,867)	(1,406,505,551)	(60,769,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of share options		16,077,720	—	13,071,720	564,775
Reissuance of treasury shares		662,465,676	—	—	—
Repurchase of shares	30	(6,165,709)	(202,598,640)	(4,628,052)	(199,959)
Equity contribution from non-controlling interest		464,160,000	462,660,000	274,966,381	11,880,163
Interest bearing loan drawn down		—	—	174,125,000	7,523,223
Payment of principal amount on lease liabilities	15	(33,587,745)	(42,914,444)	(41,236,487)	(1,781,659)

Net cash flows from financing activities		1,102,949,942	217,146,916	416,298,562	17,986,543

Net increase (decrease) in cash and cash equivalents		891,900,352	563,809,147	(283,852,478)	(12,264,094)
Cash and cash equivalents at January 1		710,088,403	1,602,367,711	2,166,178,834	93,591,654
Net foreign exchange difference		378,956	1,976	(17,233)	(745)

Cash and cash equivalents at December 31	27	1,602,367,711	2,166,178,834	1,882,309,123	81,326,815

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as at December 31, 2021 and for the year then ended

1.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which comprise standards and interpretations approved by the International Accounting Standards Board (“IASB”), and International Accounting Standards (“IASs”) and Standing Interpretations Committee interpretations approved by the IFRS Interpretations Committee that remain in effect.

The consolidated financial statements comprise consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of cash flows, consolidated statements of changes in equity and notes to the consolidated financial statements.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets which are measured at fair value and certain financial assets and financial liabilities which are measured at amortized cost. Detailed disclosures on measurement are provided in the summary of significant accounting policies. These policies have been consistently applied to all of the reporting periods presented, unless stated otherwise. For the purpose of preparing the consolidated financial statements, all amounts are rounded and presented in Vietnam Dong thousand (“VND’000”), except when otherwise indicated.

Translation of certain amounts from Vietnam Dong to the United States Dollar (“US Dollar”) is solely for the convenience of the reader. Unless otherwise noted, translations from Vietnam Dong to US Dollar has been made at the rate of VND 23,145 = US$ 1.00, the rate quoted by the State Bank of Vietnam at the close of business on December 31, 2021.

Going concern basis of accounting

The Company has prepared the consolidated financial statements on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

The Company has strengthened its liquidity and cash preservation as disclosed in Note 21.

2.1	BASIS OF CONSOLIDATION

The consolidated financial statements comprise the consolidated financial statements of the Company and its subsidiaries (“the Company”) as at December 31, 2019, 2020 and 2021 and for the years then ended. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

2.1	BASIS OF CONSOLIDATION (continued)

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the net assets of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.2	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has restated its consolidated statements of profit or loss, for each of the financial years ended December 31, 2019, 2020 and 2021. The restatement does not affect the consolidated statements of financial position, comprehensive income, changes in shareholders’ equity and cash flows.

The restatement matters that underlie the restatement adjustments are described below.

Incentives to platform users (‘users’) that are not the Company’s customers, prior to October 2021

As disclosed in Note 4.5.1, in the Company’s Fintech business, in order to attract new users to its ZaloPay platform, promote services as well as expand the overall coverage and participation of merchants and users, the Company, at its discretion may offer users incentives directly, for example through the issue of vouchers and discounts. From time to time, the Company may also enter into contractual arrangements with merchants to collaborate in promotions and provide discounted goods and services to end users.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

2.2	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Incentives to platform users (‘users’) that are not the Company’s customers, prior to October 2021 (continued)

In previous financial periods, prior to the launch of a loyalty program in October 2021, the Company considered only merchants its customers for payment support services. End users were viewed as the customers of the merchant but not customers of the Company for payment support services. Contractual incentives to merchants were viewed as consideration payable to a customer and therefore recognized as a reduction of revenue. Discretionary incentives to end users (with end users being non-customers) were viewed as outside the scope of IFRS 15 Revenue from Contracts with Customers and therefore presented as an expense in ‘selling and distribution costs’ in the consolidated statement of profit or loss. Upon the launch of the loyalty program in October 2021, end users also began to be viewed as the Company’s customers for payment support services. The loyalty program entitles end users to credits which may be applied to reduce the purchase price on future purchases transacted through the ZaloPay platform. With the loyalty program, the Company has provided an option to end users to purchase additional goods and services which is considered a material right and therefore gives rise to a performance obligation for the Company. From October 2021, with end users viewed as customers of the Company, discretionary incentives to end users were viewed as consideration payable to a customer and therefore recognized as a reduction of revenue.

Subsequent to the year ended December 31, 2021, the Company reconsidered certain of the judgements previously applied in determining revenue recognition in its Fintech business. Whilst the Company remains satisfied that end users are non-customers prior to the launch of the loyalty program, discretionary incentives it had paid to end users prior to October 2021 are more appropriately viewed as an in substance price concession to the merchants, its customers. Through the Company’s regular business practice of providing discretionary incentives to end users, merchants are considered to have a valid expectation that the Company would provide incentives to the end users, which are the merchant’s customers. This is an implied obligation to the merchants to provide incentive payments to the merchant’s customers. Consequently, discretionary incentives provided to end users prior to October 2021 are consideration payable to a customer and should result in a reduction of the transaction price, recognized as a reduction of revenue.

The Company has corrected this material prior period error retrospectively by restating all periods presented in the consolidated statements of profit or loss. The correction has resulted in a decrease in revenue (relating to the Fintech business) and a decrease in selling and distribution costs by VND’000 275,283,600, respectively, for the year ended December 31, 2021 (year ended December 31, 2020: VND’000 135,156,104; year ended December 31, 2019: VND’000 67,626,774). There is no impact to the consolidated statements of financial position, comprehensive income, cash flows nor changes in shareholders’ equity. There is also no impact on earnings per share.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

2.2	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consideration paid/payable to a customer that exceeds the amount to which the Company expects to be entitled

In previous financial periods, incentives to the Company’s customers were recognized as a reduction of the corresponding revenue from customers. To the extent that incentives given to customers was in excess of revenue, if the excess was not in exchange for a distinct good or service transferred from the customer to the Company, the excess was reclassified, on a transaction-by-transaction basis, from revenue to ‘selling and distribution costs’ in the consolidated statement of profit or loss. Incentives to end users who were not viewed as customers were recorded in ‘selling and distribution costs’ in the consolidated statement of profit or loss.

Subsequent to the year ended December 31, 2021, the Company reconsidered the judgements applied in accounting for incentives given in excess of revenue, where such excess is not in exchange for a distinct good or service transferred from the customer to the Company (‘negative revenue’). The Company concluded that they should not have been reclassifying negative revenue on a transaction-by-transaction basis but rather on a cumulative customer relationship basis, if at all. However, the Company does not have the necessary information to determine the quantum of the cumulative amount of negative revenue, if any, for individual customers on a customer relationship basis with all group entities and across historic, current and anticipated future contracts with individual customers. Consequently, the Company has determined that what was purported to be negative revenue is more appropriately accounted for within revenue, rather than reclassified to expenses.

The Company has corrected this material prior period error retrospectively by restating all periods presented in the consolidated statements of profit or loss. The correction has resulted in a decrease in revenue (relating to the Fintech business) and a decrease in selling and distribution costs by VND’000 207,274,327, respectively, for the year ended December 31, 2021 (year ended December 31, 2020: VND’000 17,380,601; year ended December 31, 2019: nil). There is no impact to the consolidated statements of financial position, comprehensive income, cash flows nor change in shareholders’ equity. There is also no impact on earnings per share.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

2.2	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consideration paid/payable to a customer that exceeds the amount to which the Company expects to be entitled (continued)

The tables below present the impact of the restatement on the Company’s consolidated statements of profit or loss for the years ended December 31, 2019, 2020 and 2021:

For the year ended 31 December 2019

		As previously reported	Correction for implied obligation	As restated
	Notes	VND’000	VND’000	VND’000
Revenues from contracts with customers
Games		4,032,256,253	—	4,032,256,253
Communications and media		931,215,158	—	931,215,158
Fintech		25,107,538	(67,626,774)	(42,519,236)
Long-term opportunities		51,721,994	—	51,721,994

Revenues	6.1	5,040,300,943	(67,626,774)	4,972,674,169
Cost of revenues	8.1	(3,223,238,056)	—	(3,223,238,056)

Gross profit		1,817,062,887	(67,626,774)	1,749,436,113
Other operating income	8.2	35,976,108	—	35,976,108
Selling and distribution costs	8.3	(1,188,971,066)	67,626,774	(1,121,344,292)
Administrative expenses	8.4	(1,242,134,845)	—	(1,242,134,845)
Other operating expenses	8.2	(20,114,349)	—	(20,114,349)
(Loss) gain on equity investment measured at fair value through profit or loss	19	(11,769,636)	—	(11,769,636)

Operating loss		(609,950,901)	—	(609,950,901)
Finance income	8.6	201,428,012	—	201,428,012
Finance costs	8.7	(15,077,265)	—	(15,077,265)
Share of loss of associates	16	—	—	—

Loss before tax		(423,600,154)	—	(423,600,154)
Income tax expense	10.1	(70,418,503)	—	(70,418,503)

Loss for the year		(494,018,657)	—	(494,018,657)

Attributable to:
Equity holders of the parent		(410,927,325)	—	(410,927,325)
Non-controlling interests		(83,091,332)	—	(83,091,332)
Loss per share attributable to equity holders of the parent
Basic	11	(16,533)	—	(16,533)
Diluted	11	(16,533)	—	(16,533)

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

2.2	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consideration paid/payable to a customer that exceeds the amount to which the Company expects to be entitled (continued)

For the year ended 31 December 2020

		As previously reported	Correction for implied obligation	Correction for negative revenue	As restated
	Notes	VND’000	VND’000	VND’000	VND’000
Revenues from contracts with customers
Games		4,831,468,886	—		4,831,468,886
Communications and media		1,045,424,560	—		1,045,424,560
Fintech		40,071,298	(135,156,104)	(17,380,601)	(112,465,407)
Long-term opportunities		72,763,181	—	—	72,763,181

Revenues	6.1	5,989,727,925	(135,156,104)	(17,380,601)	5,837,191,220
Cost of revenues	8.1	(3,866,704,704)	—	—	(3,866,704,704)

Gross profit		2,123,023,221	(135,156,104)	(17,380,601)	1,970,486,516
Other operating income	8.2	29,740,876	—	—	29,740,876
Selling and distribution costs	8.3	(1,597,587,687)	135,156,104	17,380,601	(1,445,050,982)
Administrative expenses	8.4	(1,247,067,201)	—	—	(1,247,067,201)
Other operating expenses	8.2	(31,592,099)	—	—	(31,592,099)
(Loss) gain on equity investment measured at fair value through profit or loss	19	5,639,538	—	—	5,639,538

Operating loss		(717,843,352)	—	—	(717,843,352)
Finance income	8.6	222,783,895	—	—	222,783,895
Finance costs	8.7	(15,915,067)	—	—	(15,915,067)
Share of loss of associates	16	(6,140,587)	—	—	(6,140,587)

Loss before tax		(517,115,111)	—	—	(517,115,111)
Income tax expense	10.1	(133,497,465)	—	—	(133,497,465)

Loss for the year		(650,612,576)	—	—	(650,612,576)

Attributable to:
Equity holders of the parent		(385,100,411)	—	—	(385,100,411)
Non-controlling interests		(265,512,165)	—	—	(265,512,165)
Loss per share attributable to equity holders of the parent
Basic	11	(15,385)	—	—	(15,385)
Diluted	11	(15,385)	—	—	(15,385)

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

2.2	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consideration paid/payable to a customer that exceeds the amount to which the Company expects to be entitled (continued)

For the year ended 31 December 2021

		As previously reported	Correction for implied obligation	Correction for negative revenue	As restated
	Notes	VND’000	VND’000	VND’000	VND’000
Revenues from contracts with customers
Games		6,381,723,899	—	—	6,381,723,899
Communications and media		1,233,539,800	—	—	1,233,539,800
Fintech		87,427,679	(275,283,600)	(207,274,327)	(395,130,248)
Long-term opportunities		154,821,130	—	—	154,821,130

Revenues	6.1	7,857,512,508	(275,283,600)	(207,274,327)	7,374,954,581
Cost of revenues	8.1	(4,664,462,672)	—	—	(4,664,462,672)

Gross profit		3,193,049,836	(275,283,600)	(207,274,327)	2,710,491,909
Other operating income	8.2	71,549,881	—	—	71,549,881
Selling and distribution costs	8.3	(2,376,066,449)	275,283,600	207,274,327	(1,893,508,522)
Administrative expenses	8.4	(1,432,232,136)	—	—	(1,432,232,136)
Other operating expenses	8.2	(41,121,947)	—	—	(41,121,947)
(Loss) gain on equity investment measured at fair value through profit or loss	19	15,570,238	—	—	15,570,238

Operating loss		(569,250,577)	—	—	(569,250,577)
Finance income	8.6	172,295,786	—	—	172,295,786
Finance costs	8.7	(15,959,252)	—	—	(15,959,252)
Share of loss of associates	16	(11,046,237)	—	—	(11,046,237)

Loss before tax		(423,960,280)	—	—	(423,960,280)
Income tax expense	10.1	(308,315,082)	—	—	(308,315,082)

Loss for the year		(732,275,362)	—	—	(732,275,362)

Attributable to:
Equity holders of the parent		(242,625,143)	—	—	(242,625,143)
Non-controlling interests		(489,650,219)	—	—	(489,650,219)
Loss per share attributable to equity holders of the parent
Basic	11	(9,590)	—	—	(9,590)
Diluted	11	(9,590)	—	—	(9,590)

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

3.	NEW AND AMENDED STANDARDS AND INTERPRETATIONS

3.1	New accounting standards effective in the current period

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. There was no significant effect of initially applying these standards and amendments in the current period.

3.2	New accounting standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

New standards and amendments to standards issued but not yet effective

Amendments to IFRS 3	Business Combinations—Reference to the Conceptual Framework[1]

Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[1]

Amendments to IAS 37	Onerous Contracts—Costs of Fulfilling a Contract[1]

Amendments to IFRS 1	First-time Adoption of International Financial Reporting Standards—Subsidiary as a first-time adopter[1]

Amendments to IFRS 9	Financial Instruments—Fees in the ‘10 per cent’ test for derecognition of financial liabilities[1]

IFRS 17	Insurance Contracts[2]

Amendments to IAS 1	Presentation of Financial Statements—Classification of Liabilities as Current or Non-current[2]

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[2]

Amendments to IAS 8	Definition of Accounting Estimates[2]

[1]	Effective for annual periods beginning on or after January 1, 2022
[2]	Effective for annual periods beginning on or after January 1, 2023

The Company is in the process of assessing the impact of these new standards and amendments to standards issued but not yet effective. Based on a preliminary assessment, the Company does not expect a significant impact on the consolidated financial statements from initial application of these new requirements.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, they assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the consolidated statements of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

4.2	Investment in associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investment in its associates are accounted for using the equity method.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.2	Investment in associates (continued)

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The consolidated statements of profit or loss reflects the Company’s share of the results of operations of the associate. Any change in other comprehensive income (OCI) of those investees is presented as part of the Company’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Company’s share of profit or loss of an associate is shown on the face of the consolidated statements of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

Where the Company’s share of losses in an associate equals or exceeds its interest in the associate, the Company discontinues recognizing its share of further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

The financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within ‘share of profit (loss) of associates’ in the consolidated statements of profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, the Company continues to equity account for the associate. The dilution of interest is accounted for as a partial disposal. The carrying amount of the associate (i.e. including the notional goodwill) is considered in determining the gain or loss on deemed disposal, which is recognized in profit or loss. The gain or loss on deemed disposal includes a proportionate share of the amounts previously recognized in other comprehensive income, which is reclassified to profit or loss where appropriate.

Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.3	Current versus non-current classification

The Company presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

4.4	Fair value measurement

The Company measures certain financial assets at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.4	Fair value measurement (continued)

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

•	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

4.5	Revenue recognition

4.5.1	Revenue from contracts with customers

The Company generates revenues primarily from Games; Communications and media; Fintech; and Long-term opportunities in Vietnam, Singapore and other countries. Revenue is recognized when control of the goods or services is transferred to a customer under an enforceable contract. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Games

The Company distributes games, including self-developed games and licensed games from game developers, through personal computer (PC), mobile based application or web browser and certain app stores for online-enabled games and online games that allow players to play for free or with subscription fees. Within these games, players can purchase virtual currency to obtain virtual goods or may purchase virtual goods directly (“virtual items”) to enhance their game-playing experience. When cash is received for virtual currency or virtual item purchased by gamers directly or when gamers use top-up cards to purchase virtual currency or virtual item, this is recorded as deferred revenue (contract liability) (Note 4.5.2).

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.5	Revenue recognition (continued)

4.5.1	Revenue from contracts with customers (continued)

In respect of license agreements with developers

In license arrangements with game developers, the Company assesses whether it acts as principal or agent in those arrangements. The Company considers it is a principal where it is responsible for the hosting, operation and maintenance of the game, including maintenance of the operational and security team, testing environment and customer services. Where the Company acts as a principal, revenue is recorded on a gross basis. Royalties to game developers (which are based on revenue-sharing ratios) are recorded in ‘cost of revenues’ when incurred. Where the Company acts as agent, revenue is recorded on a net basis ie. net of royalties.

For online games, the Company’s identified performance obligation is to make the game and the ongoing game-related services available to the gamers. Revenue is recognized over the performance obligation period. For purposes of determining the performance obligation period, the Company has considered a number of factors including: the nature of each game, the nature of virtual items sold, how the virtual items are sold and their importance to gamers.

Estimated service period of online games

For games where the Company has determined that the factors indicate the overall gaming experience and the virtual environment is more important to players than the virtual items sold, Deferred revenue is amortised based on the estimated average playing period of players, which commences at the point of time when cash is received for virtual currency or virtual item.

For games where the Company has determined that the factors indicate the virtual items are more important to players than the overall gaming experience, revenue recognition commences only when the game player purchases the virtual items. Revenue from the sale of virtual items is recognized based on the nature of the virtual item. Virtual items are categorized as either “consumable” or “durable”. Consumable virtual items represent items that can be consumed by a specific player action. Common characteristics of consumable virtual items include: display on the player’s board for only a limited period of time; no continuing benefit to the player following consumption; and the player uses the item to perform an in-game action immediately. Revenue from sale of consumable virtual items is recognized when the items are delivered. Durable virtual items represent items that are accessible to the players over an extended period of time. Revenue from sale of durable virtual items is recognized over the estimated average playing period of players, which represents the best estimate of the average life of the durable virtual item.

Estimated average playing period of players

On a quarterly basis, the Company determines the average playing period of players for each game based on churn rate using a broad range of data points across the three months of the quarter. To compute the churn rate, the Company identifies the population of paying players who

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.5	Revenue recognition (continued)

4.5.1	Revenue from contracts with customers (continued)

Estimated average playing period of players (continued)

make payment at the first month of each quarter and tracks player behaviour to determine the subsequent churn rate of paying players i.e. the number of paying players who do not log in to the game in the following two months of the quarter. The Company determines that a player ‘churns’ if it makes payment at the first month of the quarter but does not return to play the game in the remaining months of that quarter. When a new game is launched and only a limited period of paying player data is available, the Company considers other factors to determine the estimated playing period of players such as the estimated playing period of players of other games with similar characteristics.

While the Company believes its estimates to be reasonable based on game player information available at the time, the estimated average playing period may be revised if a game’s player characteristics change. An adjustment to revenue arising from a change in estimate of the average playing period in a given quarter is accounted for prospectively as a change in an accounting estimate. Such a change is the result of new information on game player behaviour patterns.

The Company believes its current revenue recognition models provide reasonable depiction of the pattern of transfer of services to the players, its customers. Determining the estimated service period is subjective and requires management’s judgment. Future players’ usage patterns and playing behaviour may change and differ from the historical usage patterns and playing behaviour, and therefore the estimated service period may change accordingly in the future.

In respect of agreement with payment service providers

The Company offers many ways for users to pay for in-game virtual items, including ZaloPay platform, bank transfers, credit cards, mobile phone billing, its own prepaid cards which are sold through agents and other online payment gateways.

For revenue earned through mobile platforms, the transaction price is the gross amount that the Company charges players as the Company is the principal in the transaction. The Company controls the service of providing games to players and has a direct contractual arrangement with the paying players. The related platforms and payment processing fees are recorded as cost of revenues.

For revenue earned through other distribution channels (such as through agents, telcos and online platforms), the Company is also the principal in the transaction. The Company recognizes revenue at the consideration received from the distributor. These distributors may choose to alter the Company’s requested price by offering a discount or other incentives to players. The Company does not receive information from these distributors indicating the amount of such discounts or incentives or the actual amount paid by players.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.5	Revenue recognition (continued)

4.5.1	Revenue from contracts with customers (continued)

In respect of agreement with payment service providers (continued)

The Company recognizes channel costs as incremental costs, consistently with the pattern of recognition of the respective revenues. For games where the factors indicate the overall gaming experience and the virtual environment is more important to players than the virtual items sold, channel cost is recognized over the estimated average playing period of players. For games where the factors indicate the virtual items are more important to players than the overall gaming experience, channel cost is recognised on a consistent basis with the associated revenue.

Communications and media

Advertising services revenues include revenues derived from media advertising based on a click, impression or view basis and performance-based advertising based on actual performance measurement.

Revenue from media advertising is recognized each time a user clicks on the ad, when the ad is displayed, or a user views the ad. Revenue from performance-based advertising is recognized when relevant specific performance measures are fulfilled.

Where the contracts include multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative stand-alone selling price basis, which is determined based on the prices charged to customers.

Fintech

Fintech revenue comprises mainly commissions from merchants when transactions are completed and settled through the Company’s payments platform and fees that are charged to end users for certain type of transactions. Such commissions and fees are generally determined as a percentage of transaction value of the merchandise processed through the Company’s payments platform.

In order to attract new users to its ZaloPay platform, promote services as well as expand the overall coverage and participation of merchants and users, the Company, at its discretion may offer end users incentives directly, for example through the issue of vouchers and discounts. From time to time, the Company may also enter into contractual arrangements with merchants to collaborate in promotions and provide discounted goods and services to end users. Incentives to the Company’s customers are recognized as a reduction of the corresponding revenue from customers. To the extent that incentives given to customers are in excess of revenue, if the excess is not in exchange for a distinct good or service transferred from the customer to the Company, the excess is accounted for within revenue. Where the excess is in exchange for a distinct good or service that the customer transfers to the Company, the purchase of the good or service is accounted for in the same way that other purchases from suppliers are accounted for. Where the Company provides incentives to parties that are not its customers, the Company

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.5	Revenue recognition (continued)

4.5.1	Revenue from contracts with customers (continued)

Fintech

considers whether those incentives are in substance provided to those non-customers on its customers’ behalf (i.e. an implied obligation to provide incentives to the customer’s customer). Such incentives are accounted for as consideration payable to a customer and are accounted for as a reduction of revenue.

Long-term opportunities

Cloud services are charged on either subscription or consumption basis. For cloud service contracts billed based on a fixed amount for a specified service period, revenue is recognized over the subscribed period when the services are delivered to customers. For cloud services provided on a consumption basis, revenue is recognized based on the customer utilization of the resources. When a cloud-based service includes multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative stand-alone selling price basis, which is determined based on the prices charged to, or expected to be recovered from, customers.

The Company recognizes revenue from other services when the services are rendered, or when control of the products are transferred to customers.

Variable consideration

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Principal and agent consideration

The Company reports revenue on a gross or net basis depending on whether the Company is acting as a principal or an agent in a transaction. The Company is a principal if it controls the specified product or service before that product or service is transferred to a customer or it has a right to direct others to provide the product or service to the customer on the Company’s behalf. Indicators that the Company is a principal include but are not limited to whether the Company (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) has discretion in supplier selection; (iv) changes the product or performs part of the service, and (v) has involvement in the determination of product or service specifications.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.5	Revenue recognition (continued)

4.5.2	Contract balances

Contract costs

Contract costs include incremental costs of obtaining a contract and costs to fulfil a contract with customers. Contract costs are amortized using a method which is consistent with the pattern of recognition of the respective revenues.

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies for financial assets in Note 4.11 Financial instruments – initial recognition and subsequent measurement.

Contract liabilities—deferred revenue and prepayments received from customers/others

A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. The Company presents contract liabilities as ‘deferred revenue’ or ‘current other non-financial liabilities’ on the face of the consolidated statements of financial position. In respect of game top-up cards, where the Company has sold top-up cards to distributors and agents however these are not yet put to use by players, this is presented in ‘current other non-financial liabilities’ (prepayments received from customers and others). Once the top-up cards are put to use or when virtual currency or virtual items are sold, the Company presents its obligation to deliver goods and services in ‘deferred revenue’. The Company’s contract liabilities also include prepayments received from customers for other services in the Communications and media segment. Refer to Note 6.3 Assets and liabilities related to contracts with customers.

4.5.3	Cost of revenues

Cost of revenues consists of purchase price of inventories, royalty expenses, depreciation and amortization of non-financial assets, impairment loss on non-financial assets and prepaid royalty, employee benefit expense and external services rendered expenses including bank transaction fees, channel costs and other expenses.

4.5.4	Other operating income out of scope of IFRS 15

Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance). Interest income is presented in ‘finance income’ in the consolidated statements of profit or loss and is mainly earned from financial assets that are held for cash management purposes.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.5	Revenue recognition (continued)

4.5.4	Other operating income out of scope of IFRS 15

Dividend income

Dividends on equity investments at fair value through profit or loss are presented in ‘other operating income’ in the consolidated statements of profit or loss when the Company’s right to receive payment has been established; it is probable that the economic benefits associated with the dividend will flow to the Company; and the amount of the dividend can be measured reliably.

4.6	Taxes

4.6.1	Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

4.6.2	Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of taxable temporary differences associated with investments in subsidiaries and associates, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.6	Taxes (continued)

4.6.2	Deferred tax (continued)

•

In respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period, or recognized in profit or loss.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Value-added tax

Expenses and assets are recognized net of the amount of value-added tax, except:

•

When the value-added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the value-added tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•	When receivables and payables are stated with the amount of value-added tax included.

The net amount of value-added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.7	Foreign currencies

The Company’s consolidated financial statements are presented in Vietnam Dong, which is also the parent company’s functional currency. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Company uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency closing rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of the hedge of the Company’s net investment in a foreign operation. These are recognized in other comprehensive income (OCI) until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognized in OCI.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in OCI or profit or loss are also recognized in OCI or profit or loss, respectively).

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into Vietnam Dong at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.7	Foreign currencies (continued)

Group companies (continued)

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate of exchange at the reporting date.

4.8	Property, plant and equipment

Recognition and measurement

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour; any other costs directly attributable to bringing the assets to a working condition for their intended use; when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and capitalized borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Depreciation is based on the cost of an asset. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.8	Property, plant and equipment (continued)

Depreciation (continued)

Depreciation is recognized from the date that the property, plant and equipment are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.

The estimated useful lives for the current and comparative years are as follows:

Buildings and structures	5—25 years
Machinery and equipment	3—10 years
Means of transportation	3 years
Administrative equipment	3—10 years
Leasehold improvements	Shorter of their useful lives and the lease term
Others	2—5 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

The gain or loss, being the difference between the sales proceeds and the carrying amount of the asset, arising on disposal or retirement of an item of property, plant and equipment is recognized in profit or loss.

Fully depreciated property, plant and equipment are retained in the consolidated financial statements until they are no longer in use.

Construction in progress represents a building under construction or equipment under installation, which is stated at cost less impairment losses and is not depreciated. Cost comprises the direct costs of purchase, construction and installation during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

4.9	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.9	Intangible assets (continued)

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. The Company does not have intangible assets with an indefinite useful life.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss.

Internally generated intangible assets

Expenditure from the research phase of an internal project to create an intangible asset is expensed in profit or loss when it is incurred. Where the research phase cannot be distinguished from the development phase of an internal project, the Company treats the expenditure on that project as if it were incurred in the research phase only.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized, if, any only if, the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete and its ability and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible assets; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.9	Intangible assets (continued)

Internally generated intangible assets (continued)

The amount initially recognized for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

The amortization charge is recognized in profit or loss. The estimated amortization period and amortization methods are reviewed, and adjusted as appropriate, at the end of each financial year. Internally generated intangible assets are assessed for impairment when there is an indication that the intangible asset may be impaired.

Patents and licenses

The Company makes upfront payments to acquire game licenses, video and music content and literature copyrights.

Patents and licenses are amortized using a straight-line method or an accelerated method which reflects the estimated consumption patterns.

Computer software

Purchased software is stated at cost less accumulated amortization and impairment losses. Amortization is on a straight-line basis over the shorter of the estimated economic life and the license period.

Intangible assets acquired in a business combination

The cost of intangible assets acquired in a business combination is measured as the fair value at the date of acquisition. Amortization is on a straight-line basis over an estimated useful life of 8—10 years.

4.10	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.10	Leases (continued)

4.10.1	Group as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Land	21 – 28 years
Office space	2 – 5 years
Others	2 – 3 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in Note 4.15.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.10	Leases (continued)

4.10.1	Group as a lessee (continued)

Lease liabilities (continued)

determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are disclosed in Notes 15.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Company also applies the recognition exemption to leases that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

4.10.2	Group as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease term and is included in revenue in the consolidated statements of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

4.11	Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

4.11.1	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.11	Financial instruments—initial recognition and subsequent measurement (continued)

4.11.1	Financial assets (continued)

Initial recognition and measurement (continued)

With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and

•	Financial assets at fair value through profit or loss.

(i)	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.11	Financial instruments—initial recognition and subsequent measurement (continued)

4.11.1	Financial assets (continued)

Subsequent measurement (continued)

(i)	Financial assets at amortized cost (debt instruments)—(Continued)

The Company’s financial assets at amortized cost include trade receivables, amount due from related parties, deposits and other receivables, term deposits, cash and cash equivalents, restricted cash and other non-current assets (Note 17).

(ii)	Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Company does not hold instruments in this category.

(iii)	Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can make an irrevocable election to classify equity investments as equity instruments designated at fair value through OCI if they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as ‘other operating income’ in the consolidated statements of profit or loss when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such dividends are recorded as a reduction of the carrying amount of the investment. Equity instruments designated at fair value through OCI are not subject to an impairment assessment.

The Company does not hold instruments in this category.

(iv)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss. This category includes derivative instruments, listed equity investments which the Company had not irrevocably elected on initial recognition to classify at fair value through OCI and debt investments that do not give rise to cash flows that are SPPI. Dividends on listed equity investments are recognized in the consolidated statements of profit or loss in accordance with the accounting policy set out in Note 4.5.4.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.11	Financial instruments—initial recognition and subsequent measurement (continued)

4.11.1	Financial assets (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e., removed from the consolidated statements of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.11	Financial instruments—initial recognition and subsequent measurement (continued)

4.11.1	Financial assets (continued)

Impairment (continued)

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

4.11.2	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or financial liabilities at amortized cost, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and other financial liabilities, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, other payables and accruals, lease liabilities and interest-bearing loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired or incurred for the purpose of selling or repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.11	Financial instruments—initial recognition and subsequent measurement (continued)

4.11.2	Financial liabilities

Subsequent measurement (continued)

(ii)	Financial liabilities at amortized cost

This is the category most relevant to the Company. After initial recognition, interest-bearing loans and borrowings and other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest method.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Gains and losses arising from the effective interest method are included as ‘finance costs’ in the consolidated statements of profit or loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of profit or loss.

4.11.3	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

4.12	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value.

Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs to complete and the estimated costs necessary to make the sale.

The promotion goods, prepaid game cards and merchandise are valued as cost of purchase on a weighted average basis.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.12	Inventories (continued)

Provision for obsolete inventories

An inventory provision is created for the estimated loss arising from the impairment of value (through diminution, damage, obsolescence, etc.) of tools and supplies, promotion goods, prepaid game cards and merchandise owned by the Company, based on appropriate evidence of impairment available at the reporting date.

Changes to the provision balance are recorded in ‘cost of revenues’ in the consolidated statements of profit or loss.

4.13	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments with an original maturity of not more than three months that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

4.14	Restricted cash

Restricted cash relates to the Company’s Fintech business and comprises receipts held on behalf of merchants not yet transferred for completed purchases; and wallet balances of ZaloPay users. These funds are held in designated bank accounts in the name of a subsidiary of the Company and are restricted for use by the Company.

4.15	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Company bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.15	Impairment of non-financial assets (continued)

are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognized in the consolidated statements of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill is not reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

4.16	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium in the consolidated statements of financial position.

4.17	Appropriation of net profits

Net profit after tax is available for appropriation to shareholders after approval by the appropriate level of authority in the Annual General Meeting.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.18	Provision

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the consolidated statements of profit or loss net of any reimbursement.

Decommissioning liability

The Company records a provision for decommissioning costs for leased office space and the VNG Campus office. Decommissioning costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognized in the consolidated statements of profit or loss in ‘finance costs’. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset.

Contingent liabilities

From time to time, the Company has been involved in litigation, administrative proceedings or other disputes regarding, among other things, copyright infringement and other matters. Where the Company considers that the likelihood of material future outflows of cash or other resources is more than remote, they are disclosed. Where the Company assesses that it is probable that the outcome of legal proceedings will result in a financial outflow and a reliable estimate can be made of the amount of that obligation, a provision is recognized for those amounts. Determining the probability of successfully defending a claim against the Company involves the application of judgement as the outcomes are inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, may be significant.

4.19	Payables and accruals

Payables and accruals are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company.

Payables and accruals are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.20	Employee benefits

Accumulating paid absences

Liabilities are recognized in respect of the unused entitlement at the reporting date on the basis that any future payments are made first out of unused entitlement and only subsequently out of entitlement that will accumulate in the future periods.

Severance allowance

Under the Company’s severance allowance, the amount of benefit that an employee receives on termination (regardless of the reason for the employee’s departure) is defined by reference to all employees who have been in service for more than 12 months up to the reporting date at the rate of one-half of the average monthly salary for each year of service up to December 31, 2008 in accordance with the Labour Code and related implementation guidance and the average monthly salary of the six-month period up to the termination date.

Sabbatical leave

Under the Company’s sabbatical leave, the Company grants an employee sabbatical leave when the employee meets certain years of service. Sabbatical leave is available for utilization by the employee for a period of 6 months from the date the Company grants such sabbatical leave. Once this six-month period ends, any unutilized sabbatical leave expires and is no longer available for utilization however the employee receives in cash an amount of 50% of the unutilised sabbatical leave (in days) at their daily salary rate at expiration date.

No plan asset has been set to fund these plans.

The liability recognized in the consolidated statements of financial position for these plans is the present value of the liabilities obligation at the reporting date.

Management estimates the liabilities obligation annually with the assistance of independent actuaries. This is based on standard rates of inflation, salary growth rate and mortality. Discount factors are determined close to each year-end by reference to Vietnam Government Bond in VND that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related liability.

Remeasurements, comprising of actuarial gains and losses, excluding amounts included in net interest on the net liability, are recognized immediately in the statement of financial position with a corresponding debit or credit to:

•	profit or loss in the period in which they occur for sabbatical leave, or

•	other comprehensive income in the period in which they occur for severance allowance.

Past service costs are recognized in profit or loss on the earlier of:

•	The date of the plan amendment or curtailment, and

•	The date that the Company recognizes related restructuring costs

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.20	Employee benefits (continued)

Sabbatical leave (continued)

Net interest is calculated by applying the discount rate to the net liability. The Company recognizes the following changes in the net liabilities obligation under ‘cost of revenues’, ‘administrative expenses’ and ‘selling and distribution costs’ in the consolidated statements of profit or loss (by function):

•	Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements

•	Net interest expense.

4.21	Share-based payment transactions

Equity-settled transactions

Employees (including senior executives) of the Company and other third parties (such as suppliers of services) receive remuneration/compensation. These employees and service providers render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions is measured by reference to the fair value at the date at which they are granted. The fair value of the Company’s ordinary shares on the dates of share option grants are assessed by an external appraiser. The fair value of share options are determined by management using the Black-Scholes model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity (‘other reserves’), over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statements of comprehensive income for a period represents the movement in the cumulative expense recognized at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.21	Share-based payment transactions (continued)

Equity-settled transactions (continued)

includes any award where non-vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

Where the Company repurchases vested equity instruments, the payment made to the employee is accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognised as an expense.

The cash exercise price received on exercise of options granted under share-based payment arrangements is recognised in equity.

4.22	Related parties

Parties are considered to be related parties of the Company if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions, or when the Company and other party are under common control or under common significant influence. Related parties can be enterprises or individuals, including close members of their families.

4.23	Segment reporting

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment.

The Company has four operating segments: Games; Communications and media; Fintech and Long-term opportunities. Segment information is included in Note 6, which reflects the nature and composition of the Company’s reportable segments.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Company’s exposure to risks and uncertainties include (Note 21):

•	Capital management;

•	Financial instruments risk management and policies; and

•	Sensitivity analyzes disclosures.

5.1	Judgements

(a)	Revenue from contracts with customers

The Company applied the following judgements that significantly affect the determination of the amount and timing of revenue from contract with customers:

•	Identifying the customer

The Company transacts with a number of counterparties in certain of its revenue arrangements. The Company applies judgement to determine which party/parties are considered customers of the Company in accordance with IFRS 15. This analysis is of particular relevance where the Company provides incentives, as IFRS 15 requires that consideration paid or payable to a customer in accordance with IFRS 15 is recorded as a reduction of the corresponding revenue. The Company’s accounting policy for the presentation of incentives given to customers in excess of revenue is disclosed in Note 4.5.1.

•	Identifying performance obligations

The Company identifies performance obligations by considering whether the promised services in the contract are distinct. A service is distinct when the customer can benefit from the service on its own or together with other resources that are readily available to the customer and the Company’s promise to transfer the service to the customer is separately identifiable from the other promises in the contract.

•	Determining the timing of satisfaction of services

The Company recognizes revenue when it satisfies an identified performance obligation by transferring the promised service to the customer. A service is transferred when the customer obtains control. The Company determines, at contract inception, whether it transfers control of a promised service over time. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

5.1	Judgements (continued)

(b)	Share-based compensation arrangements

The Company determines whether it has a present obligation to settle in cash for a share-based payment transaction in which the terms of the arrangement provide the Company with a choice of settlement. The Company accounts for that transaction, or the components of that transaction, as a cash-settled share-based payment transaction to the extent that, the Company has incurred a liability to settle in cash or other assets, or as an equity-settled share-based payment transaction if, and to the extent that, no such liability has been incurred.

Criteria that the present obligation to settle in cash exists includes:

•	the choice of settlement has no commercial substance;

•	the Company has a past practice or stated policy of settling in cash; or

•	the Company generally settles in cash whenever the counterparty asks for cash settlement.

(c)	Equity—accounted investments

The Company applies judgement to assess the nature of its investments. For certain investments, the Company holds less than 20% of voting power however has determined that it has significant influence over those entities. The Company considered factors such as: representation on the board of directors or equivalent governing body of the investee; participation in policy-making processes, including participation in decisions about dividends or other distributions; and material transactions. In most cases, the Company has representation on the board of directors of the investee and has the power to participate in financial and operating policy decisions of the investee, but does not have control nor joint control of those policies.

5.2	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company has based its assumptions and estimates on parameters available as at reporting date. Existing circumstances and assumptions about future developments may change due to market changes or circumstances that are beyond the control of the Company. Such changes will be reflected in the assumptions if and when they occur, in future reporting periods.

(a)	Estimates related to revenue recognition

The estimation of average playing period of players in the Games segment

As described in Note 4.5.1, the estimated average playing period of players is a key input to determine recognition of the Company’s games revenue. The estimated average playing period of players is determined by management based on churn rate using a broad range of data points across the three months of a quarter.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

5.2	Estimates and assumptions (continued)

(a)	Estimates related to revenue recognition (continued)

The estimation of average playing period of players in the Games segment (continued)

While the Company believes its estimates to be reasonable based on game player information available at the time, the estimated average playing period may be revised if a game’s player characteristics change. An adjustment to revenue arising from a change in estimate of the average playing period is accounted for prospectively as a change in an accounting estimate. Such a change is the result of new information on game player behaviour patterns.

The Company continues to monitor the estimated average playing period of players.

(b)	Measurement of share-based payment expense

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including expected volatility, risk-free rate, expected life of the share option and share price, and making assumptions about them. The Company initially measures the cost of equity-settled transactions with employees at the grant date using a Black-Scholes model. The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 28.

(c)	Taxes

The Company has recognized deferred tax assets to the extent that it is probable that taxable profit will be available against which the deferred tax assets can be utilized. Judgment was required to determine the amount of deferred tax assets to recognize, based upon the likely timing and the estimated amount of future taxable profits.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposal of the asset. The value in use calculation is based on a discounted cash flows model. The cash flows are derived from approved budgets for up to five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. For the value in use discounted cash flows model, the recoverable amount is sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount of the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 14.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

5.2	Estimates and assumptions (continued)

(e)	Leases—estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as a subsidiary’s stand-alone credit rating).

(f)	Severance allowance and Sabbatical leave

The cost of the Company’s liability obligations is determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and employee turnover rates. Due to the complexities involved in the valuation and its long-term nature, a liability obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The parameter most subject to change is the discount rate. In determining the appropriate discount rate, management considers the interest rates of Vietnam Government Bonds in VND consistent with the currencies of the liability obligation and extrapolated as needed along the yield curve to correspond with the expected term of the liability obligation.

Future salary increases are based on expected future increase rates at the Company, based on the Company’s historical experience which also considers inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

The mortality rate is based on publicly available mortality tables for Vietnam. Mortality tables tend to change only at intervals in response to demographic changes.

The employee turnover rate reflects the rate at which employees voluntarily resign from service (excludes death, disability, early retirement, retirement, redundancy or severance). The turnover rate is based on expected future turnover rates at the Company, based on the Company’s historical experience.

Further details of the Company’s liability obligations are disclosed in Note 29.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES

6.1	Description of segments and principal activities

The chief operating decision maker (“CODM”) reviews the Company’s internal reports in order to assess performance, allocate resources, and determine the operating segments based on these reports.

The Company has the following reportable segments for the year ended December 31, 2021:

•	Games;

•	Communications and media;

•	Fintech; and

•	Long-term opportunities (this is an aggregation of all other segments that are not reportable segments)

The CODM assesses the performance of the operating segments mainly based on segment revenue and operating profit/(loss) of each operating segment. The corporate and other unallocated expenses are common costs incurred for these operating segments as a whole and therefore, they are not included in the measure of the segments’ performance which is used by the CODM as a basis for the purpose of resource allocation and assessment of segment performance. Interest income, other operating income/(expenses), net finance income/(costs), share of profit/(loss) of associates and income tax expense are also not allocated to individual operating segments.

Other information provided to the CODM together with segment information, are measured in a manner consistent with that applied in these consolidated financial statements. Information on segment assets and segment liabilities is not regularly provided to the CODM.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES (continued)

6.1	Description of segments and principal activities (continued)

Segment information provided to the chief operating decision-makers for the reportable segments for the year ended December 31, 2019 is as follows:

	For the year ended December 31, 2019
	Games	Communications and media	Fintech (as restated)	Long-term opportunities	Total segments (as restated)	Elimination /Unallocated	Consolidated (as restated)
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Segment revenue
Sales to external customers	4,032,256,253	931,215,158	(42,519,236)	51,721,994	4,972,674,169	—	4,972,674,169
Inter-segment	2,004,962	3,477,894	19,323,301	230,620,779	255,426,936	(255,426,936)	—

	4,034,261,215	934,693,052	(23,195,935)	282,342,773	5,228,101,105	(255,426,936)	4,972,674,169
Elimination of inter-segment sales	(2,004,962)	(3,477,894)	(19,323,301)	(230,620,779)	(255,426,936)	255,426,936	—

Total revenue from contracts with customers	4,032,256,253	931,215,158	(42,519,236)	51,721,994	4,972,674,169	—	4,972,674,169

Operating segment profit/(loss)	909,854,703	(84,049,556)	(489,300,503)	(161,979,198)	174,525,446	—	174,525,446

Reconciliation
Corporate and other unallocated expenses							(784,476,347)
Finance income							201,428,012
Finance costs							(15,077,265)

Loss before tax							(423,600,154)

OTHER SEGMENT INFORMATION:
Depreciation and amortization	155,272,309	74,231	161,860	143,399,825	298,908,225	87,553,446	386,461,671
Capital expenditure	208,906,176	2,023,074	—	148,856,388	359,785,638	614,789,517	974,575,155
Impairment loss recognized in profit or loss	188,561,155	—	5,431,095	—	193,992,250	—	193,992,250
Share-based payment expense	50,867,066	119,106,180	22,622,087	2,623,088	195,218,421	454,668,581	649,887,002

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES (continued)

6.1	Description of segments and principal activities (continued)

Segment information provided to the chief operating decision maker for the reportable segments for the year ended December 31, 2020 is as follows:

	For the year ended December 31, 2020
	Games	Communications and media	Fintech (as restated)	Long-term opportunities	Total segments (as restated)	Elimination /Unallocated	Consolidated (as restated)
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Segment revenue
Sales to external customers	4,831,468,886	1,045,424,560	(112,465,407)	72,763,181	5,837,191,220	—	5,837,191,220
Inter-segment	1,569,365	87,124,452	32,440,087	294,564,123	415,698,027	(415,698,027)	—

	4,833,038,251	1,132,549,012	(80,025,320)	367,327,304	6,252,889,247	(415,698,027)	5,837,191,220
Elimination of inter-segment sales	(1,569,365)	(87,124,452)	(32,440,087)	(294,564,123)	(415,698,027)	415,698,027	—

Total revenue from contracts with customers	4,831,468,886	1,045,424,560	(112,465,407)	72,763,181	5,837,191,220	—	5,837,191,220

Operating segment profit/(loss)	927,333,347	51,627,000	(858,079,033)	(119,820,372)	1,060,942	—	1,060,942

Reconciliation
Corporate and other unallocated expenses							(718,904,294)
Finance income							222,783,895
Finance costs							(15,915,067)
Share of loss of associates							(6,140,587)

Loss before tax							(517,115,111)

OTHER SEGMENT INFORMATION:
Depreciation and amortization	177,464,964	525,411	565,849	159,862,015	338,418,239	141,725,611	480,143,850
Capital expenditure	291,810,974	3,466,762	2,742,968	144,628,772	442,649,476	9,275,021	451,924,497
Impairment loss recognized in profit or loss	263,104,381	—	30,875,522	—	293,979,903	—	293,979,903
Share-based payment expense	87,122,053	119,548,882	39,393,283	9,286,801	255,351,019	444,670,361	700,021,380

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES (continued)

6.1	Description of segments and principal activities (continued)

Segment information provided to the chief operating decision maker for the reportable segments for the year ended December 31, 2021 is as follows:

	For the year ended December 31, 2021
	Games		Communications and media		Fintech (as restated)		Long-term opportunities		Total segments (as restated)		Elimination /Unallocated		Consolidated (as restated)
	VND’000	US$	VND’000	US$	VND’000	US$	VND’000	US$	VND’000	US$	VND’000	US$	VND’000	US$
Segment revenue
Sales to external customers	6,381,723,899	275,727,971	1,233,539,800	53,296,168	(395,130,248)	(17,071,949)	154,821,130	6,689,183	7,374,954,581	318,641,373	—	—	7,374,954,581	318,641,373
Inter-segment	3,441,199	148,680	233,289,073	10,079,459	106,600,089	4,605,750	285,510,344	12,335,725	628,840,705	27,169,614	(628,840,705)	(27,169,614)	—	—

	6,385,165,098	275,876,651	1,466,828,873	63,375,627	(288,530,159)	(12,466,199)	440,331,474	19,024,908	8,003,795,286	345,810,987	(628,840,705)	(27,169,614)	7,374,954,581	318,641,373
Elimination of inter-segment sales	(3,441,199)	(148,680)	(233,289,073)	(10,079,459)	(106,600,089)	(4,605,750)	(285,510,344)	(12,335,725)	(628,840,705)	(27,169,614)	628,840,705	27,169,614	—	—

Total revenue from contracts with customers	6,381,723,899	275,727,971	1,233,539,800	53,296,168	(395,130,248)	(17,071,949)	154,821,130	6,689,183	7,374,954,581	318,641,373	—	—	7,374,954,581	318,641,373

Operating segment profit/(loss)	1,685,227,056	72,811,711	110,780,415	4,786,365	(1,468,445,456)	(63,445,472)	(129,294,084)	(5,586,264)	198,267,931	8,566,340	—	—	198,267,931	8,566,340

Reconciliation
Corporate and other unallocated expenses													(767,518,508)	(33,161,310)
Finance income													172,295,786	7,444,190
Finance costs													(15,959,252)	(689,533)
Share of loss of associates													(11,046,237)	(477,262)

Loss before tax													(423,960,280)	(18,317,575)

OTHER SEGMENT INFORMATION:
Depreciation and amortization	138,510,915	5,984,485	—	—	—	—	127,213,527	5,496,372	265,724,442	11,480,857	146,697,959	6,338,214	412,422,401	17,819,071
Capital expenditure	157,530,000	6,806,222	—	—	—	—	176,886,056	7,642,517	334,416,056	14,448,739	93,721,984	4,049,340	428,138,040	18,498,079
Impairment loss recognized in profit or loss	67,214,810	2,904,075	—	—	4,763,506	205,811	—	—	71,978,316	3,109,886	—	—	71,978,316	3,109,886
Share-based payment expense	85,487,064	3,693,543	111,856,056	4,832,839	45,129,641	1,949,866	15,055,335	650,479	257,528,096	11,126,727	223,684,114	9,664,467	481,212,210	20,791,194

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES (continued)

6.1	Description of segments and principal activities (continued)

The Company is domiciled in Vietnam while the Company mainly operates its businesses in Vietnam and Singapore. During the year ended December 31, 2021, total revenues by geographical location was as follows:

	2019	2020	2021
	VND’000 (as restated)	VND’000 (as restated)	VND’000 (as restated)	US$ (as restated)
Revenues:
–Vietnam	4,413,183,050	4,771,682,523	6,182,858,421	267,135,814
–Singapore	530,829,445	1,039,540,012	1,188,451,172	51,348,074
–Others	28,661,674	25,968,685	3,644,988	157,485

Total revenues	4,972,674,169	5,837,191,220	7,374,954,581	318,641,373

Geographical information on total assets is as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Operating assets:
–Vietnam	6,433,249,485	6,786,835,490	7,429,063,820	320,979,211
–Singapore	629,014,203	737,435,013	557,006,797	24,065,967
–Others	36,436,113	49,441,617	45,373,337	1,960,393
Non-operating assets:
Investments in other entities
–Vietnam	123,581,178	208,611,468	351,336,893	15,179,818
–Singapore	—	32,214,148	67,477,165	2,915,410
Others
–Vietnam	—	28,511,896	509,962,500	22,033,377
–Singapore	17,523,960	17,462,160	129,257,278	5,584,674

Total assets	7,239,804,939	7,860,511,792	9,089,477,790	392,718,850

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES (continued)

6.2	Disaggregation of revenue from contracts with customers

In the following table, revenue of the Company from contracts with customers is disaggregated by revenue source. The table also includes a reconciliation to the segment information (Note 6.1):

	2019	2020	2021
	VND’000 (as restated)	VND’000 (as restated)	VND’000 (as restated)	US$ (as restated)
Revenue from contracts with customers
Games	4,032,256,253	4,831,468,886	6,381,723,899	275,727,971
Mobile games	3,387,999,178	4,233,844,440	5,717,943,542	247,048,760
Others	644,257,075	597,624,446	663,780,357	28,679,211
Communications and media	931,215,158	1,045,424,560	1,233,539,800	53,296,168
Social and others advertising	895,758,905	934,192,490	999,865,408	43,200,061
Others	35,456,253	111,232,070	233,674,392	10,096,107
Fintech	(42,519,236)	(112,465,407)	(395,130,248)	(17,071,949)
Intermediate payment services	(42,519,236)	(112,465,407)	(395,130,248)	(17,071,949)
Long-term opportunities	51,721,994	72,763,181	154,821,130	6,689,183
Others	51,721,994	72,763,181	154,821,130	6,689,183

TOTAL	4,972,674,169	5,837,191,220	7,374,954,581	318,641,373

Revenue recognition:
Over time	4,682,160,752	4,664,764,354	4,651,476,317	200,971,109
At point in time	290,513,417	1,172,426,866	2,723,478,264	117,670,264

6.3	Assets and liabilities related to contracts with customers

Unbilled receivables

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Unbilled receivables	167,750,901	206,833,865	339,506,776	14,668,688

Unbilled receivables are included in ‘Trade receivables’ (see Note 26) and represent the Company’s right to consideration that is unconditional. There are ancillary processes such as billing and reconciliation to be undertaken before these amounts are invoiced.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES (continued)

6.3	Assets and liabilities related to contracts with customers (continued)

Contract liabilities (deferred revenue)

A disaggregation of contract liabilities is as below:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Games	957,808,442	1,265,942,998	1,302,317,639	56,267,775
Communications and media	58,804,462	55,486,540	69,570,906	3,005,871

TOTAL	1,016,612,904	1,321,429,538	1,371,888,545	59,273,646

Comprising:
Current	973,190,843	1,288,361,923	1,332,260,847	57,561,497
Non-current	43,422,061	33,067,615	39,627,698	1,712,149

For the sale of virtual items where the Company satisfies its performance obligations over time, management has determined that the current revenue models (see Note 4.5.1) provide a faithful depiction of the Company’s performance in providing the service to the customers.

The outstanding balance of deferred revenue has increased over the period 2019 to 2021 due to the increase in the number of games.

Set out below is the amount of revenue recognized in the financial year that was included in the contract liability balance at the beginning of the year:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Revenue recognized in the financial year, included in contract liability at beginning of the year	570,435,497	952,177,434	1,272,712,304	54,988,650

Capitalized contract costs

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Capitalized incremental costs of obtaining contract—commission costs paid to distributors
At 1 January	23,121,385	52,982,587	82,337,807	3,557,477
Additions	51,664,699	81,533,997	73,337,305	3,168,603
Amortization	(21,803,497)	(52,178,777)	(81,150,661)	(3,506,186)

At 31 December	52,982,587	82,337,807	74,524,451	3,219,894

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

6.	SEGMENT INFORMATION AND REVENUES (continued)

6.4	Performance obligation

Information about the Company’s performance obligations are summarised below:

Rendering services	When performance obligation is typically satisfied
Games	As work is performed (at a point in time or over time)
Communications and media	As work is performed (at a point in time or over time)
Fintech	As work is performed (at a point in time)
Long-term opportunities	As work is performed (at a point in time or over time)

7.	EXPENSES BY NATURE

		2019	2020	2021
	Notes	VND’000 (as restated)	VND’000 (as restated)	VND’000 (as restated)	US$ (as restated)
Employee benefit expenses (including directors’ remuneration):	9
Wages and salaries		648,791,166	776,386,643	1,031,790,957	44,579,434
Bonus and welfare benefits		673,692,268	758,337,488	1,083,160,814	46,798,911
Share-based payment expense		649,887,002	700,021,380	481,212,210	20,791,194
Sabbatical leave expenses		—	—	148,694,583	6,424,480
Severance allowance		302,360	398,137	3,314,678	143,213

		1,972,672,796	2,235,143,648	2,748,173,242	118,737,232

External services rendered		1,731,243,322	2,188,272,086	2,805,032,086	121,193,868
Royalty fees		1,212,216,117	1,214,882,423	1,818,439,820	78,567,285
Depreciation of property, plant and equipment	12	182,003,961	247,823,498	221,881,635	9,586,590
Amortization of intangible assets and right-of-use assets		204,457,710	232,320,352	190,540,766	8,232,481
Impairment of non-financial assets		193,992,250	293,979,903	71,978,316	3,109,886
Rental expense from short-term lease and low-value assets lease	15	7,335,746	13,017,491	9,455,142	408,518
Auditors’ remuneration		1,476,990	2,047,546	1,802,208	77,866
Other expenses		81,318,301	131,335,940	122,900,115	5,310,008

TOTAL		5,586,717,193	6,558,822,887	7,990,203,330	345,223,734

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

8.	OTHER INCOME/EXPENSES

8.1	Cost of revenues

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Royalty fees (Note 7)	1,212,216,117	1,214,882,423	1,818,439,820	78,567,285
Employee benefit expenses (Note 9)	929,898,195	1,100,323,179	1,465,669,911	63,325,552
Depreciation and amortization expenses	279,583,736	314,118,312	243,751,541	10,531,499
External services rendered	548,334,618	868,290,887	1,056,956,627	45,666,737
Impairment loss on non-financial assets	60,435,162	132,625,742	20,561,724	888,387
Impairment loss on prepaid royalty	133,557,088	139,537,995	49,114,634	2,122,041
Costs of inventories recognized as an expense	542,239	1,567,784	4,651,012	200,951
Others	58,670,901	95,358,382	5,317,403	229,744

TOTAL	3,223,238,056	3,866,704,704	4,664,462,672	201,532,196

8.2	Other operating income and other operating expenses

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Other operating income	35,976,108	29,740,876	71,549,881	3,091,375
Foreign exchange gains	7,960,894	19,520,573	32,137,297	1,388,520
Gains from disposal of assets	2,319,007	1,214,396	—	—
Dividend income	22,558,469	4,980,528	24,755,060	1,069,564
Compensation from contract termination	911,037	393,808	—	—
Others	2,226,701	3,631,571	14,657,524	633,291
Other operating expenses	(20,114,349)	(31,592,099)	(41,121,947)	(1,776,710)
Foreign exchange losses	(3,131,101)	(5,798,029)	(28,301,655)	(1,222,798)
Write off of assets	—	—	(298,138)	(12,881)
Compensation from contract termination	(464,100)	(4,273,817)	—	—
Tax penalty	(7,928,793)	(9,172,121)	—	—
Others	(8,590,355)	(12,348,132)	(12,522,154)	(541,031)

Net other operating income (expense)	15,861,759	(1,851,223)	30,427,934	1,314,665

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

8.	OTHER INCOME/EXPENSES (continued)

8.3	Selling and distribution costs

	2019	2020	2021
	VND’000 (as restated)	VND’000 (as restated)	VND’000 (as restated)	US$ (as restated)
Advertising and promotion	897,763,559	1,153,311,187	1,500,896,048	64,847,528
Employee benefit expenses (Note 9)	216,882,023	278,780,514	379,599,638	16,400,935
Depreciation and amortization expenses	—	496,044	222,306	9,605
Others	6,698,710	12,463,237	12,790,530	552,626

TOTAL	1,121,344,292	1,445,050,982	1,893,508,522	81,810,694

8.4	Administrative expenses

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Employee benefit expenses (Note 9)	825,892,578	856,039,955	902,903,693	39,010,745
External services rendered	285,145,145	166,670,013	256,634,553	11,088,121
Depreciation and amortization expenses	106,877,935	165,529,494	168,448,554	7,277,967
Tools & supplies	20,202,261	20,811,757	62,773,310	2,712,176
Impairment of assets	—	21,816,166	2,285,043	98,727
Expected credit loss (reversal of) expected credit loss of financial assets	1,196,381	1,348,124	(190,861)	(8,246)
Others	2,820,545	14,851,692	39,377,844	1,701,354

TOTAL	1,242,134,845	1,247,067,201	1,432,232,136	61,880,844

8.5	Research and development costs

The Company’s research and development concentrates on activities to develop software and platforms. Research and development costs that are not eligible for capitalization have been expensed in the period incurred: in 2021, this was VND’000 8,502,161 (2020: VND’000 2,760,127 and 2019: VND’000 10,424,070).

8.6	Finance income

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Interest income calculated using effective interest method	201,428,012	222,783,895	172,295,786	7,444,190

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

8.	OTHER INCOME/EXPENSES (continued)

8.7	Finance costs

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Interest costs on lease liabilities and other financial liabilities measured at amortized cost	15,077,265	15,915,067	15,959,252	689,533

9.	EMPLOYEE BENEFITS EXPENSE

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Included in cost of revenues	929,898,195	1,100,323,179	1,465,669,911	63,325,552
Wages and salaries	377,639,858	438,386,671	561,111,585	24,243,318
Bonus and welfare benefits	417,684,476	464,586,093	639,345,363	27,623,476
Share-based payment expense	134,396,354	197,136,370	188,281,293	8,134,858
Sabbatical leave expenses	—	—	75,254,116	3,251,420
Severance allowance expenses	177,507	214,045	1,677,554	72,480
Included in selling and distribution costs	216,882,023	278,780,514	379,599,638	16,400,935
Wages and salaries	110,156,259	145,222,091	172,431,650	7,450,060
Bonus and welfare benefits	88,940,318	116,222,365	164,291,419	7,098,355
Share-based payment expense	17,734,325	17,254,442	11,560,082	499,463
Sabbatical leave expenses	—	—	30,633,607	1,323,552
Severance allowance expenses	51,121	81,616	682,880	29,505
Included in administrative expense	825,892,578	856,039,955	902,903,693	39,010,745
Wages and salaries	160,995,049	192,777,881	298,247,722	12,886,056
Bonus and welfare benefits	167,067,474	177,529,030	279,524,032	12,077,080
Share-based payment expense	497,756,323	485,630,568	281,370,835	12,156,873
Sabbatical leave expenses	—	—	42,806,860	1,849,508
Severance allowance expenses	73,732	102,476	954,244	41,228

TOTAL	1,972,672,796	2,235,143,648	2,748,173,242	118,737,232

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

9.	EMPLOYEE BENEFITS EXPENSE (continued)

Majority of the Company’s contributions to pension plans are related to the local employees in Vietnam. All local employees of the subsidiaries in the Vietnam participate in employee social security plans established in Vietnam, which cover pension, medical and other welfare benefits. The plans are organised and administered by the governmental authorities. Except for the contributions made to these social security plans, the Company has no other material commitments owing to the employees.

According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Company as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to certain ceilings imposed. These contributions are paid to the respective labour and social welfare authorities and are expensed as incurred. The applicable percentages used to provide for these social security plans for the year ended December 31, 2021 are listed below:

Percentage
Social insurance	17.0—17.5%
Health insurance	3.0%
Unemployment insurance	0.0%—1.0%

Details of Share-based payments, Sabbatical leave and Severance allowance are presented at Note 28 and Note 29 respectively.

10.	CORPORATE INCOME TAX

10.1	Current corporate income tax

The statutory corporate income tax (“CIT”) applicable to the Company is 20% (2020, 2019: 20%) of taxable income, with certain exemptions and/or reductions as follows:

•

VNGS is entitled to an exemption from CIT for a period of four years commencing from the first year in which a taxable income is earned (2012) and preferential CIT rate of 5% for the next nine years and 10% for subsequent years up to 2026.

•	VNG Singapore and ZPI are obliged to pay CIT at rate of 17% (2020: 17%, 2019: 17%).

•	VNG Myanmar is obliged to pay CIT at rate of 25% (2020: 25%, 2019: 25%).

•

MLT HK is obliged to pay CIT at the rate of 8.25% (2020: 8.25%, 2019: 8.25%) on the first HKD 2 million of assessable profits and 16.5% (2020: 16.5%, 2019: 16.5%) on the remainder of assessable profits.

•

VNDT is entitled to an exemption from CIT for two (2) years commencing from the date of issue the Certificate of High-Tech Enterprise (2021) and a 50% reduction of the applicable CIT tax rate for the following six (6) years. This tax exemption and reduction are only applicable to income from groups of products and services classified as high-tech products and services (2020: 20%, 2019: 20%).

•	VNIF is entitled to CIT exemption on donation income for charity purpose in accordance with the Vietnamese Law on Corporate Income Tax.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

10.	CORPORATE INCOME TAX (continued)

10.1	Current corporate income tax (continued)

The tax report filed by the entities under the Company and its subsidiaries are subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements could change at a later date upon final determination by the tax authorities.

The major components of tax expense for the years ended December 31, 2019, 2020 and 2021 are:

Consolidated statements of profit or loss:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Components of tax expense:
Current tax expense	126,711,249	126,463,175	114,482,102	4,946,299
Deferred tax expense (income)	(56,292,746)	7,034,290	193,832,980	8,374,724

Tax expense reported in the consolidated statements of profit or loss	70,418,503	133,497,465	308,315,082	13,321,023

Consolidated statements of other comprehensive income:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Deferred tax related to items recognized in OCI during in the year
Remeasurement loss on severance allowance	(371,615)	371,615	—	—

Tax expense reported in the consolidated statements of other comprehensive income	(371,615)	371,615	—	—

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

10.	CORPORATE INCOME TAX (continued)

10.1	Current corporate income tax (continued)

Reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate for the year ended December 31, 2021:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Accounting loss before tax	(423,600,154)	(517,115,111)	(423,960,280)	(18,317,575)
Tax expense computed at tax rate of 20%	(84,720,031)	(103,423,022)	(84,792,056)	(3,663,515)
Tax effect of expenses that are not deductible for tax purposes:
Non-deductible expense	5,798,341	4,018,826	5,832,859	252,014
Share-based payment expense	129,977,400	140,004,276	96,242,442	4,158,239
Impairment provision	748,641	5,947,345	(76,966)	(3,325)
Provision for impairment of investment in subsidiary	(5,810,938)	(81,344,884)	(184,557,002)	(7,973,947)
Unrecognized deferred tax:
Tax losses carried forward	68,980,472	138,343,786	301,875,696	13,042,804
Deferred revenue	—	56,746,213	167,263,546	7,226,768
Sabbatical leave	—	—	29,126,279	1,258,426
Accrued expenses	—	—	12,908,244	557,712
Impairment provisions	—	—	7,869,086	339,991
Others	(1,770,865)	3,167,706	4,267,345	184,374
Tax exemption	—	(12,641,323)	(5,637,854)	(243,588)
Impact of incentive tax rate	(38,648,165)	(19,676,114)	(41,546,485)	(1,795,052)
Share of loss of associates	—	1,228,117	1,139,851	49,248
Foreign earnings at different tax rates	(3,229,953)	3,129,319	(2,029,708)	(87,695)
Others	(906,399)	(2,002,780)	429,805	18,569

Income tax expense	70,418,503	133,497,465	308,315,082	13,321,023

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

10.	CORPORATE INCOME TAX (continued)

10.2	Deferred tax

Major deferred tax assets and liability items recognized by the Company, and the movements thereon for the year ended December 31, 2021, are as follows:

	Consolidated statements of financial position				Credit/(charge) to consolidated statements of profit or loss and other comprehensive income
	2019	2020	2021		2019	2020	2021
	VND’000	VND’000	VND’000	US$	VND’000	VND’000	VND’000	US$
Deferred tax assets
Losses available for offset against future taxable income	19,085,591	19,643,856	24,325,427	1,051,001	14,737,000	558,265	4,681,571	202,271
Right-of-use and lease liabilities	2,435,600	1,918,243	2,105,651	90,976	2,435,600	(517,357)	187,408	8,097
Provision for obsolete inventories	480,355	62,711	49,399	2,134	193,518	(417,644)	(13,312)	(575)
Deferred revenue	161,146,898	156,869,971	—	—	33,749,845	(4,276,927)	(156,869,971)	(6,774,280)
Provision for impairment of assets	34,213,422	17,220,988	—	—	17,361,263	(16,992,434)	(17,220,988)	(744,048)
Expected credit losses for financial assets	425,704	54,071	—	—	159,634	(371,633)	(54,071)	(2,336)
Accrued expenses	6,196,281	7,676,909	—	—	519,060	1,480,628	(7,676,909)	(331,688)
Provision for severance allowance	2,645,298	—	—	—	447,581	(2,645,298)	—	—
Difference in amortization method used for intangible assets	372,991	4,843,069	—	—	(120,416)	4,470,078	(4,843,069)	(209,249)
Intra-group unrealised profit	1,846,141	3,023,020	—	—	(1,283,634)	1,176,879	(3,023,020)	(130,612)
Decommission obligation	340,534	—	—	—	(234,745)	(340,534)	—	—
Other	576,787	699,035	356,032	15,384	(957,410)	122,248	(343,003)	(18,244)

Total deferred tax assets	229,765,602	212,011,873	26,836,509	1,159,495	67,007,296	(17,753,729)	(185,175,364)	(8,000,664)

Deferred tax liabilities
Amortization of game software and depreciation of machinery	(13,267,096)	(1,842,207)	(7,385,775)	(319,109)	(12,741,686)	11,424,889	(5,543,568)	(239,515)
Other	(2,484,587)	(3,561,652)	(6,675,700)	(288,429)	2,398,751	(1,077,065)	(3,114,048)	(134,545)

Total deferred tax liabilities	(15,751,683)	(5,403,859)	(14,061,475)	(607,538)	(10,342,935)	10,347,824	(8,657,616)	(374,060)

Deferred tax (expense) income					56,664,361	(7,405,905)	(193,832,980)	(8,374,724)

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

10.	CORPORATE INCOME TAX (continued)

10.2	Deferred tax (continued)

Management considered all the evidence, both positive and negative that exist in support of its recognition of its deferred tax assets. The Company’s recognition of deferred tax assets is primarily based on future projected taxable income.

The Company has recognised deferred tax assets for the year ended December 31, 2020 to the extent that future taxable income is available to utilise deferred tax assets before they expire.

The Company has not recognised significant deferred tax assets for the year ended December 31, 2021 as at the Company believes future taxable income is deemed to be improbable beyond this reporting period.

10.3	Unrecognized deferred tax assets

Tax losses carried forward

The Company and its subsidiaries are entitled to carry forward tax losses to utilize against taxable profit arising within five years subsequent to the year in which the loss was incurred. At the balance sheet date, the Company had unrecognized deferred tax assets related to accumulated tax losses of VND’000 2,757,326,308 (December 31, 2020: VND’000 1,273,446,089 and December 31, 2019: VND’000 582,308,503) which the Company believes will expire unused. These are estimated accumulated tax losses submitted in CIT declarations of the Company’s subsidiaries, which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

11.	LOSS PER SHARE

The basic loss per share is computed by dividing loss attributable to equity holders of the parent by the weighted average number of ordinary shares during the year.

Diluted loss per share is calculated by dividing loss attributable to equity holders of the parent by the weighted average number of ordinary shares and dilutive ordinary equivalent shares during the year. Ordinary equivalent shares consist of shares issuable upon the exercise of share options. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

11.	LOSS PER SHARE (continued)

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Net loss attributable to ordinary equity holders of the parent	(410,927,325)	(385,100,411)	(242,625,143)	(10,482,831)
Weighted average number of ordinary shares for basic loss per share (*)	24,854,815	25,030,407	25,300,931	25,300,931
Weighted average number of ordinary shares adjusted for the effect of dilution	24,854,815	25,030,407	25,300,931	25,300,931
Loss per share
Basic loss per share (US$/VND)	(16,533)	(15,385)	(9,590)	(0.41)
Diluted loss per share (US$/VND)	(16,533)	(15,385)	(9,590)	(0.41)

(*)	The weighted average number of ordinary shares takes into account the weighted average effect of changes in treasury shares transactions during the year.

The following instruments could potentially dilute basic earnings per share in the future but were not included in the calculation of diluted loss per share because they were anti-dilutive for the periods presented:

	2019	2020	2021
Weighted average potential ordinary shares (ESOP II)	603,704	160,930	48,432
Weighted average potential ordinary shares (ESOP III)	522,673	948,050	811,171
Weighted average potential ordinary shares (options to an online games service provider)	898,907	904,035	900,231

	2,025,284	2,013,015	1,759,834

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

12.	PROPERTY, PLANT AND EQUIPMENT

	Buildings & structures	Machinery & equipment	Means of transportation	Administrative equipment	Leasehold improvement	Furniture & fittings	Construction in progress	Total
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Cost:
January 1, 2019	13,551,217	899,638,748	18,551,662	62,892,066	22,645,945	18,675,229	249,488,293	1,285,443,160
Acquisitions	183,824	140,512,397	—	32,794,876	25,893,409	38,354,760	424,324,500	662,063,766
Transferred from construction in progress	604,827,831	—	—	—	—	—	(604,827,831)	—
Disposals and write-offs	—	(8,807,473)	—	(591,478)	(6,536,409)	(4,999,578)	—	(20,934,938)
Foreign exchange differences	—	(26,034)	—	(1,407)	(3,696)	—	—	(31,137)

December 31, 2019	618,562,872	1,031,317,638	18,551,662	95,094,057	41,999,249	52,030,411	68,984,962	1,926,540,851

Acquisitions	2,032,426	148,225,030	3,597,916	23,884,163	9,737,175	6,768,126	—	194,244,836
Transferred from construction in progress	50,537,338	—	—	—	—	—	(50,537,338)	—
Disposals and write-offs	(20,571)	(80,390,854)	(3,262,080)	(2,484,733)	—	(171,282)	(7,908,210)	(94,237,730)
Foreign exchange differences	—	(37,645)	—	(3,517)	(14,607)	—	—	(55,769)

December 31, 2020	671,112,065	1,099,114,169	18,887,498	116,489,970	51,721,817	58,627,255	10,539,414	2,026,492,188

Acquisitions	272,600	145,087,622	11,371,452	20,166,629	16,054,167	174,900	90,960,449	284,087,819
Transferred from construction in progress	—	8,339,118	—	—	—	—	(8,339,118)	—
Disposals and write-offs	—	(50,525,919)	(3,246,359)	(2,696,197)	—	(410,602)	—	(56,879,077)
Foreign exchange differences	—	(442,291)	—	—	—	—	—	(442,291)

December 31, 2021	671,384,665	1,201,572,699	27,012,591	133,960,402	67,775,984	58,391,553	93,160,745	2,253,258,639

December 31, 2021 (US$)	29,007,763	51,915,001	1,167,103	5,787,877	2,928,321	2,522,858	4,025,092	97,354,015

The gross carrying amount of fully depreciated property, plant and equipment that were still in use are:
At December 31, 2019	11,955,268	484,815,889	10,319,362	14,147,010	6,191,152	9,010,894	—	536,439,575
At December 31, 2020	11,934,696	240,558,506	7,057,282	21,493,340	6,191,152	10,065,971	—	297,300,947
At December 31, 2021	11,934,696	118,114,365	11,178,046	41,898,201	17,689,430	10,246,936	—	211,061,674

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings & structures	Machinery & equipment	Means of transportation	Administrative equipment	Leasehold improvement	Furniture & fittings	Construction in progress	Total
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Accumulated depreciation and impairment:
January 1, 2019	(13,444,952)	(653,133,832)	(12,082,473)	(32,278,005)	(9,294,655)	(15,800,437)	—	(736,034,354)
Charge for the year	(7,393,170)	(143,399,825)	(2,681,398)	(16,293,077)	(10,164,260)	(2,072,231)	—	(182,003,961)
Impairment	—	—	—	(1,299,240)	—	—	—	(1,299,240)
Disposals and write-offs	—	8,613,271	—	429,153	4,517,800	5,113,116	—	18,673,340
Foreign exchange differences	—	11,734	—	148	4,347	—	—	16,229

December 31, 2019	(20,838,122)	(787,908,652)	(14,763,871)	(49,441,021)	(14,936,768)	(12,759,552)	—	(900,647,986)

Charge for the year	(31,917,771)	(159,862,015)	(2,916,430)	(24,727,592)	(12,807,572)	(15,592,118)	—	(247,823,498)
Impairment	(18,115,849)	—	—	—	—	—	—	(18,115,849)
Disposals and write-offs	20,571	72,589,645	3,262,080	2,391,246	—	284,820	—	78,548,362
Foreign exchange differences	—	45,224	—	2,645	13,158	—	—	61,027

December 31, 2020	(70,851,171)	(875,135,798)	(14,418,221)	(71,774,722)	(27,731,182)	(28,066,850)	—	(1,087,977,944)

Charge for the year	(31,396,066)	(127,213,527)	(4,460,874)	(25,416,258)	(17,358,158)	(16,036,752)	—	(221,881,635)
Disposals and write-offs	—	50,528,343	2,872,515	2,513,797	—	263,600	—	56,178,255
Impairment	(1,259,863)	(3,253,406)	—	—	—	—	—	(4,513,269)
Foreign exchange differences	—	282,099	—	—	—	—	—	282,099

December 31, 2021	(103,507,100)	(954,792,289)	(16,006,580)	(94,677,183)	(45,089,340)	(43,840,002)	—	(1,257,912,494)

December 31, 2021 (US$)	(4,472,115)	(41,252,637)	(691,578)	(4,090,611)	(1,948,126)	(1,894,146)	—	(54,349,213)

Net book value:
December 31, 2019	597,724,750	243,408,986	3,787,791	45,653,036	27,062,481	39,270,859	68,984,962	1,025,892,865

December 31, 2020	600,260,894	223,978,371	4,469,277	44,715,248	23,990,635	30,560,405	10,539,414	938,514,244

December 31, 2021	567,877,565	246,780,410	11,006,011	39,283,219	22,686,644	14,551,551	93,160,745	995,346,145

December 31, 2021 (US$)	24,535,648	10,662,364	475,525	1,697,266	980,195	628,712	4,025,092	43,004,802

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

13.	INTANGIBLE ASSETS

	Goodwill	Licensing fee	Computer software and technology	Others	Development in progress	Total
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Cost:
January 1, 2019	22,352,316	519,063,706	39,369,990	37,177,122	87,270,853	705,233,987
Acquisitions	—	126,704,708	874,097	—	184,932,584	312,511,389
Transfer from development in progress	—	85,032,550	—	—	(85,032,550)	—
Write-offs	—	(82,768,029)	—	—	(18,386,304)	(101,154,333)
Foreign exchange differences	—	(57,736)	—	—	—	(57,736)

December 31, 2019	22,352,316	647,975,199	40,244,087	37,177,122	168,784,583	916,533,307

Acquisitions	—	138,489,822	841,347	—	118,348,492	257,679,661
Transfer from development in progress	—	131,521,325	—	—	(131,521,325)	—
Write-offs	—	(154,682,975)	(589,067)	—	(15,110,211)	(170,382,253)
Foreign exchange differences	—	(143,169)	—	—	—	(143,169)
Business combination	11,025,955	—	—	—	—	11,025,955

December 31, 2020	33,378,271	763,160,202	40,496,367	37,177,122	140,501,539	1,014,713,501

Acquisitions	—	44,880,067	—	700,000	98,470,155	144,050,222
Transfer from development in progress	—	102,787,600	12,572,725	—	(115,360,325)	—
Write-offs	—	(220,337,682)	—	—	—	(220,337,682)
Foreign exchange differences	—	(2,965,807)	—	—	—	(2,965,807)

December 31, 2021	33,378,271	687,524,380	53,069,092	37,877,122	123,611,369	935,460,234

December 31, 2021 (US$)	1,442,137	29,705,093	2,292,897	1,636,513	5,340,737	40,417,377

The gross carrying amount of fully amortised intangible assets that were still in use are:
At December 31, 2019	—	150,912,667	77,370,664	1,302,162	—	229,585,493
At December 31, 2020	—	164,779,170	39,171,570	1,302,162	—	205,252,902
At December 31, 2021	—	274,991,026	38,662,845	2,337,122	—	315,990,993

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

13.	INTANGIBLE ASSETS (continued)

	Goodwill	Licensing fee	Computer software and technology	Others	Development in progress	Total
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
Accumulated amortization and impairment:
January 1, 2019	—	(275,297,574)	(33,644,462)	(28,177,844)	(15,045,700)	(352,165,580)
Charge for the year	—	(155,272,309)	(3,385,244)	(4,699,987)	—	(163,357,540)
Impairment	—	(54,077,267)	(495,336)	—	(4,563,319)	(59,135,922)
Write-offs	—	54,736,483	—	—	15,045,700	69,782,183
Foreign exchange differences	—	31,571	—	—	—	31,571

December 31, 2019	—	(429,879,096)	(37,525,042)	(32,877,831)	(4,563,319)	(504,845,288)

Charge for the year	—	(177,464,964)	(2,179,750)	(3,974,153)	—	(183,618,867)
Impairment	—	(123,566,386)	—	—	(8,936,205)	(132,502,591)
Write-offs	—	154,542,971	747,534	—	—	155,290,505
Foreign exchange differences	—	642,895	—	—	—	642,895

December 31, 2020	—	(575,724,580)	(38,957,258)	(36,851,984)	(13,499,524)	(665,033,346)

Charge for the year	—	(138,510,915)	(375,459)	(383,471)	—	(139,269,845)
Impairment	—	(18,100,175)	—	—	—	(18,100,175)
Write-offs	—	220,179,367	—	—	—	220,179,367
Reclassification	—	—	(12,572,725)	—	12,572,725	—
Foreign exchange differences	—	1,416,973	—	—	—	1,416,973

December 31, 2021	—	(510,739,330)	(51,905,442)	(37,235,455)	(926,799)	(600,807,026)

December 31, 2021 (US$)	—	(22,066,939)	(2,242,620)	(1,608,790)	(40,043)	(25,958,392)

Net book value:
December 31, 2019	22,352,316	218,096,103	2,719,045	4,299,291	164,221,264	411,688,019

December 31, 2020	33,378,271	187,435,622	1,539,109	325,138	127,002,015	349,680,155

December 31, 2021	33,378,271	176,785,050	1,163,650	641,667	122,684,570	334,653,208

December 31, 2021 (US$)	1,442,137	7,638,154	50,277	27,723	5,300,694	14,458,985

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

14.	IMPAIRMENT

Impairment testing of non-financial assets of the Company

The Company performs an impairment test for non-financial assets when circumstances indicate the carrying value of its non-financial assets may be impaired. The Company considers its operating results along with its budget, among other factors, when reviewing for indicators of impairment. For the years ended December 31, 2019, 2020, and 2021, the Company incurred operating losses and net cash outflows for the non-financial assets described below.

Testing impairment for Payments CGU (part of the Fintech segment)

The recoverable amount of the Payments CGU as at December 31, 2019, 2020, and 2021 has been determined based on value in use. For the purpose of value in use measurement, the current use of the assets is considered as its highest and best use. Value in use is calculated using cash flow projections from financial budgets approved by management covering a five-year period, which is approximately the remaining life of the CGU. Cash flow projections for the next five years are negative, hence consequently the recoverable amount of this CGU is nil. Full impairment losses for the carrying amount of this CGU has been recognized for the years ended December 31, 2019, 2020 and 2021.

Licencing fee intangible assets

Management reviews the Games business as a whole and makes decisions which affect all the game licenses. Management also monitors at the much lower level of each individual game license. Cash inflows from each game license is available on a daily basis and this is separately monitored and reviewed by management. Each game license generates cash inflows that are largely independent of those of other game licenses. Each game license is therefore assessed for impairment individually. Licenses that are withdrawn or closed in a reporting period are written off to profit or loss.

When a game license is purchased, the Company also prepays a minimum royalty fee which is recorded as a prepayment asset. The recoverability of the prepayment asset is dependent on the level of sales generated from the associated game licenses.

15.	LEASES

Group as a lessee

The Company has lease contracts for various items of land and office space used in its operations. Lease of land generally have lease terms of 22 to 28 years, lease of office space and other items of plant and equipment generally have lease terms of 1 to 5 years. The Company applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

15.	LEASES (continued)

Group as a lessee (continued)

Set out below are the carrying amounts of right-of-use assets recognized and the movement during the year:

	Land	Office space	Total
	VND’000	VND’000	VND’000
As at January 1, 2019	111,898,423	54,568,499	166,466,922
Additions	25,777,187	127,729,200	153,506,387
Early lease termination	—	(681,818)	(681,818)
Charge for the year	(4,834,293)	(36,265,877)	(41,100,170)

As at December 31, 2019	132,841,317	145,350,004	278,191,321

Additions	45,363,323	10,300,198	55,663,521
Impairment	(3,823,468)	—	(3,823,468)
Charge for the year	(6,858,786)	(41,842,699)	(48,701,485)

As at December 31, 2020	167,522,386	113,807,503	281,329,889

Additions	4,600,875	20,191,681	24,792,556
Impairment	(250,238)	—	(250,238)
Charge for the year	(8,584,425)	(42,686,496)	(51,270,921)

As at December 31, 2021	163,288,598	91,312,688	254,601,286

As at December 31, 2021 (US$)	7,055,027	3,945,245	11,000,272

The Company’s leases generally provide for fixed monthly or annual rent. The rollforward analysis of lease liabilities are as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
As at January 1	49,377,702	150,430,465	125,643,141	5,428,522
Additions	122,454,389	9,948,973	20,037,858	865,753
Accretion of interest	13,721,006	13,721,819	10,938,669	472,615
Payments	(35,122,632)	(48,458,116)	(50,800,660)	(2,194,887)

As at December 31	150,430,465	125,643,141	105,819,008	4,572,003

Comprising:
Current	33,804,881	39,553,981	38,614,792	1,668,386
Non-current	116,625,584	86,089,160	67,204,216	2,903,617

The maturity analysis of lease liabilities is disclosed in Note 21.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

15.	LEASES (continued)

Group as a lessee (continued)

The following are amounts recognized in the consolidated statements of profit or loss:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Amortization of right-of-use assets	41,100,170	48,701,485	51,270,921	2,215,205
Interest expense on lease liabilities	13,721,006	13,721,819	10,938,669	472,615
Expense relating to short-term leases	7,103,246	12,636,581	9,009,082	389,245
Expense relating to leases of low-value assets	232,500	380,910	446,060	19,273

Total amounts recognized in profit or loss	62,156,922	75,440,795	71,664,732	3,096,338

The Company had total cash outflows for leases of VND’000 41,236,487 (US$ 1,781,659) in 2021 (VND’000 42,914,444 in 2020 and VND’000 33,587,745 in 2019).

16.	INVESTMENTS IN ASSOCIATES

The carrying amount of the Company’s investments in associates comprises:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Material associate(*)	—	—	—	—
Immaterial associates	—	111,604,900	274,023,104	11,839,408

TOTAL	—	111,604,900	274,023,104	11,839,408

(*)

The Company has a 15.3% (2020: 22.3%; 2019: 24.2%) interest in a certain associate, which is involved in e-commerce offering a diverse range of consumer products on a platform. The associate is a private entity that is not listed on any public exchange. The Company’s interest in the associate is accounted for using the equity method in the consolidated financial statements. During the year ended December 31, 2021, the associate issued certain instruments to external investors to raise funds, which the Company did not participate in. This diluted the Company’s interest in the associate. The Company maintained its right to nominate two of ten Board of Director members of the investee and considers that it continues to have significant influence over the investee.

The Company discontinued recognising its share of losses of the associate when applying the equity method after its interest was reduced to zero in previous periods. The Company has not incurred legal or constructive obligation for these and future losses. The Company’s unrecognized share of losses of the associate for the current financial year and cumulatively are VND’000 nil (US$ nil) (2020: VND’000 150,634,302; 2019: VND’000 492,336,017) and VND’000 11,359,569 (US$ 490,800) (2020: VND’000 642,970,319; 2019: VND’000 492,336,017), respectively.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

16.	INVESTMENTS IN ASSOCIATES (continued)

Details of the movement in carrying amount of investments in associates

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
As at January 1	—	—	111,604,900	4,821,987
Additions(i)	—	117,749,160	173,458,249	7,494,415
Share of loss of associates	—	(6,140,587)	(11,046,237)	(477,262)
Share of other comprehensive gain/(loss) of associates	—	(3,673)	6,192	268

As at December 31	—	111,604,900	274,023,104	11,839,408

(i)

In the year ended December 31, 2021, the Company acquired certain associates which are principally engaged in software production related to transport, digital voucher services and games development. These associates are domiciled in Cayman Islands, Vietnam and China.

In the year ended December 31, 2021, the Company received an equity interest and other shareholder rights in an entity which resulted in the Company obtaining significant influence over the entity. The Company’s consideration for the acquisition of the associate was through the settlement of a convertible loan (classified and measured as at fair value through profit or loss, refer to Note 20) and cash (VND’000 110,292,000).

Summarised financial information of associates

Summarised statement of financial position as at December 31, 2019:

Currency: VND’000

Material associate
Current assets	1,480,725,590
Non-current assets	183,074,648
Current liabilities	(1,742,464,173)

Total equity	(78,663,935)

Group’s share in equity	—

Group’s carrying amount of the investment	—

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

16.	INVESTMENTS IN ASSOCIATES (continued)

Summarised financial information of associates (continued)

Summarised statements of financial position as at December 31, 2020:

Currency: VND’000

	Material associate	Immaterial associates
Current assets	1,146,298,844	136,443,539
Non-current assets	354,178,381	23,220,116
Current liabilities	(2,277,002,739)	(61,683,259)

Total equity	(776,525,514)	97,980,396

Group’s share in equity	—	18,922,236
Intangible assets resulting from acquisition of associate	—	10,601,643
Deferred tax liabilities	—	(2,120,329)
Goodwill	—	84,201,350

Group’s carrying amount of the investment	—	111,604,900

Summarised statements of financial position as at December 31, 2021:

Currency: VND’000

	Material associate	Immaterial associates
Current assets	5,987,213,072	920,120,663
Non-current assets	345,999,742	35,373,300
Current liabilities	(2,371,134,860)	(564,034,278)
Non-current liabilities	(950,513,536)	—

Total equity	3,011,564,418	391,459,685

Group’s share in equity	—	75,447,435
Intangible assets resulting from acquisition of associate	—	48,070,592
Deferred tax liabilities	—	(10,738,422)
Goodwill	—	161,243,499

Group’s carrying amount of the investment	—	274,023,104

Summarised statement of profit or loss for the year ended December 31, 2019:

Currency: VND’000

Material associate
Revenues	4,861,771,722
Gross profit	512,283,878
Loss for the year	(1,765,458,805)

Total comprehensive loss	(1,765,458,805)

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

16.	INVESTMENTS IN ASSOCIATES (continued)

Summarised financial information of associates (continued)

Summarised statements of profit or loss for the year ended December 31, 2020:

Currency: VND’000

	Material associate	Immaterial associates
Revenues	5,055,444,705	174,810,828
Gross (loss) profit	(97,319,946)	3,585,946
Loss for the year	(1,561,436,126)	(37,165,371)

Total comprehensive loss	(1,561,436,126)	(37,165,371)

Summarised statements of profit or loss for the year ended December 31, 2021:

Currency: VND’000

	Material associate	Immaterial associates
Revenues	3,807,282,962	489,286,508
Gross profit	337,654,829	26,492,312
Loss for the year	(1,558,010,193)	(55,931,355)

Total comprehensive loss	(1,558,010,193)	(55,931,355)

Summarised financial information for the Company’s material associate is presented on the basis of the associate’s financial statements prepared in accordance with local generally accepted accounting principles. Summarised financial information for the Company’s individually immaterial associates is presented, in aggregate, on the basis of the amounts included in the IFRS financial statements of the associates.

The Company’s accounting policy for investments in associates is set out in Note 4.2.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

17.	FINANCIAL INSTRUMENTS BY CATEGORY

The financial assets of the Company are analysed as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Financial assets
Financial assets measured at amortized cost:
Cash and cash equivalents (Note 27)	1,602,367,711	2,166,178,834	1,882,309,123	81,326,815
Term deposits (Note 24)	2,211,235,980	2,049,182,453	2,465,720,738	106,533,624
Trade receivables (Note 26)	275,224,817	450,979,771	481,803,667	20,816,750
Restricted cash	336,239,847	329,365,493	585,217,893	25,284,852
Deposits and other receivables (Note 22)	176,604,630	153,572,393	671,815,726	29,026,387
Financial assets measured at fair value through profit or loss:
Equity investment at fair value through profit or loss (Note 19)	123,581,178	129,220,716	144,790,954	6,255,820
Other financial assets at fair value through profit or loss (Note 18, 20)	17,523,960	45,974,056	129,257,278	5,584,674

	4,742,778,123	5,324,473,716	6,360,915,379	274,828,922

The financial liabilities of the Company are analysed as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Financial liabilities
Financial liabilities measured at amortized cost:
Interest-bearing loans (Note 36)	—	—	174,531,416	7,540,783
Lease liabilities (Note 15)	150,430,465	125,643,141	105,819,008	4,572,003
Trade payables (Note 34)	574,644,178	338,776,041	782,293,664	33,799,683
Other current financial liabilities (Note 32)	555,288,483	743,773,297	957,094,278	41,352,097
Other non-current financial liabilities	328,498	192,752	217,418	9,394

	1,280,691,624	1,208,385,231	2,019,955,784	87,273,960

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

18.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

Financial assets and liabilities whose carrying amounts are reasonable approximation of fair value

Management has determined that the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables reasonably approximate their fair values because these are mostly short term in nature.

The Company’s exposure to various risks associated with the financial instruments is discussed in Note 21. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Fair value at reporting date of financial assets that are measured at fair value through profit and loss:

Currency: VND’000

	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
As at December 31, 2019

Financial assets
Financial assets at fair value
Investment in listed entity (Note 19)	123,581,178	—	—	123,581,178
School debenture	—	—	17,523,960	17,523,960

	123,581,178	—	17,523,960	141,105,138

As at December 31, 2020

Financial assets
Financial assets at fair value
Investment in listed entity (Note 19)	129,220,716	—	—	129,220,716
School debenture	—	—	17,462,160	17,462,160
Convertible loan to an investee (Note 20)	—	—	28,511,896	28,511,896

	129,220,716	—	45,974,056	175,194,772

As at December 31, 2021

Financial assets
Financial assets at fair value
Investment in listed entity (Note 19)	144,790,954	—	—	144,790,954
School debenture	—	—	16,736,220	16,736,220
Convertible loan to an investee (Note 20)	—	—	112,521,058	112,521,058

	144,790,954	—	129,257,278	274,048,232

Equivalent amount in US$	6,255,820	—	5,584,674	11,840,494

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

18.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value at reporting date of financial assets that are measured at fair value through profit and loss (continued):

The fair value of the Company’s investment in listed entity is based on quoted market price.

The fair value of the Company’s convertible loan to an investee is estimated by the Binominal tree model.

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2021:

Item	Valuation technique	Significant unobservable inputs	Sensitivity of the input to fair value
Convertible loan to an investee	Binominal tree model	Credit spread	5% increase (decrease) in credit spread would result in decrease (increase) in fair value by VND’000 454,985 (VND’000 459,974).

		Equity value (Stock price)	5% increase (decrease) in equity value (stock price) would result in increase (decrease) in fair value by VND’000 2,336,226 (VND’000 2,084,188).

		Expected volatility of share prices	5% increase (decrease) in expected volatility of share prices would result in increase (decrease) in fair value by VND’000 668,479 (VND’000 826,367).

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2020:

Item	Valuation technique	Significant unobservable inputs	Sensitivity of the input to fair value
Convertible loan to an investee	Binominal tree model	Cost of debt	3% increase (decrease) in cost of debt would result in decrease (increase) in fair value by VND’000 460,419 (VND’000 481,525).

19.	EQUITY INVESTMENT AT FAIR VALUE THROUGH PROFIT OR LOSS

Equity investment at fair value through profit or loss (FVTPL) comprises the following:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Investment in FPT Corporation—a quoted equity instrument	123,581,178	129,220,716	144,790,954	6,255,820

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

19.	EQUITY INVESTMENT AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

Movement of carrying amount of equity investment at FVTPL is analysed as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
At January 1	135,350,814	123,581,178	129,220,716	5,583,094
Changes in fair value	(11,769,636)	5,639,538	15,570,238	672,726

At December 31	123,581,178	129,220,716	144,790,954	6,255,820

Fair value is determined directly by reference to the published market bid price at the reporting date (level 1 input in fair value measurement). The remeasurement to fair value is recognized in the consolidated statements of profit or loss, in ‘gain (loss) on equity investment measured at fair value through profit or loss’.

20.	CURRENT FINANCIAL ASSET AT FAIR VALUE THROUGH PROFIT OR LOSS

As at December 31, 2021 the balance represents a short-term loan to an entity, which is convertible to the entity’s preference shares at the Company’s option.

As at December 31, 2020 the balance represents a short-term loan to another entity, which is convertible to the entity’s ordinary shares at the Company’s option. During the year ended December 31, 2021, the loan was settled when the Company exercised its conversion right in accordance with the original terms of the instrument. In addition, the Company subscribed for additional shares in the entity, with cash consideration. On completion of this transaction, the Company received equity interest and other shareholder rights in the entity, which resulted in the Company obtaining significant influence over the entity. Please refer to Note 16 for disclosures on the Company’s associates.

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company’s principal financial liabilities comprise trade payables, lease liabilities, other financial liabilities. The main purpose of these financial liabilities is to finance the Company’s operations.

The Company also has various financial assets such as trade receivables, deposits and other receivables, other financial assets, cash and short-term bank deposits, which arise directly from its operations.

The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include market risk, credit risk and liquidity risk. Management reviews and agrees policies for managing each of these risks.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The following sections provide details regarding the Company’s exposure to the above-mentioned financial risks and the objectives, policies and processes for the management of these risks.

21.1	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and equity price risk. Financial instruments affected by market risks include debt and equity investments and term deposits.

The sensitivity analysis has been prepared on the basis that the disclose the effect on profit or loss and equity at the end of the reporting period assuming that a reasonably possible change in the relevant risk variable had occurred at the end of the reporting period and had been applied to the risk exposures in existence at reporting date.

The analysis excludes the impact of movements in market variables on the carrying values of non-financial instruments.

The following assumption has been made in calculating the sensitivity analysis:

•

The sensitivity of the relevant statements of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2021.

Interest rate risk

The Company has an interest-bearing loan (see Note 36) however the Company’s interest rate risk on the loan is limited as at December 31, 2021 since interest rate is fixed for the initial period of the loan (12 months from first drawdown). The Company considers that a reasonably possible change in interest rates assuming it had occurred as at December 31, 2021 and had been applied to the Company’s interest rate risk exposures as at December 31, 2021 would have no significant effect on the Company’s profit or loss or equity for the period.

The Company’s income and operating cash flows are substantially independent of changes in market interest rates and the Company has no significant interest-bearing financial instruments except for term deposits with initial terms of over three months, restricted cash and cash and cash equivalents and interest-bearing loans, details of which have been disclosed in Notes 17, 24, 27 and 36.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.1	Market risk (continued)

Interest rate risk (continued)

The following table demonstrates the sensitivity to a reasonably possible change in interest rates expected over the following financial year. With all other variables held constant, the Company’s loss before tax and its equity is affected through the impact on floating rate term deposits as follows:

	Increase/(decrease) in basis points	Effect on loss before tax and equity
		VND’000
December 31, 2019
Interest rate	+1%	43,679,912
Interest rate	-1%	(43,679,912)

December 31, 2020
Interest rate	+1%	50,586,550
Interest rate	-1%	(50,586,550)

December 31, 2021
Interest rate	+1%	47,253,127
Interest rate	-1%	(47,253,127)

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company operates in multiple jurisdictions, which exposes it to the effects of fluctuations in currency exchange rates, primarily with respect to Burmese Kyat (MMK), Thailand Bath (THB), Philippine Peso (PHP), Indonesia Rupiah (IDR), Malaysian Ringgit (Ringgit), Singapore Dollars (SGD), New Taiwan Dollars (TWD), U.S. Dollars (USD) and Vietnam Dong (VND).

The Company generally pays license fees to game developers in U.S. dollars and incurs expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which it operates.

The Company also holds cash denominated in foreign currencies for working capital purposes. At the end of the reporting period, such foreign currency balances are mainly in U.S. dollars, New Taiwan dollars and Singapore dollars.

The Company does not use derivative financial instruments to protect against the volatility associated with foreign currency transactions. Exposure to foreign currency risk is monitored on an on-going basis and the Company endeavours to keep the net exposure at an acceptable level.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.1	Market risk (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the foreign exchange rate with respect to VND assuming a reasonably possible change in the relevant risk variable had occurred at the end of the reporting period and had been applied to the risk exposure in existence at reporting date using historical trends. With all other variables held constant, the Company’s loss before tax and its equity is affected as follows:

	Change in foreign exchange rate with respect to VND	Effect on loss before tax and equity
		VND’000
2019
USD	+1.8%	(2,274,768)
USD	-1.8%	2,274,768

SGD	+1.8%	1,112,932
SGD	-1.8%	(1,112,932)

2020
USD	+0.2%	151,007
USD	-0.2%	(151,007)

SGD	+2.4%	5,001,186
SGD	-2.4%	(5,001,186)

2021
USD	+1.3%	(1,781,627)
USD	-1.3%	1,781,627

SGD	+2.3%	2,148,059
SGD	-2.3%	(2,148,059)

TWD	+5.9%	2,319,036
TWD	-5.9%	(2,319,036)

Equity price risk

The Company’s quoted equity security is susceptible to market price risk arising from uncertainty about future values of the investment security. The Company manages equity price risk by placing a limit on equity investments. The Company’s Board of Directors reviews and approves all equity investment decisions.

Sensitivity analysis is performed by management to assess the exposure of the Company’s financial results to equity price risk of its equity investment at fair value through profit or loss at the end of each reporting period. If prices of the equity investment held by the Company had been 12.05% (December 31, 2020: 16.6% and December 31, 2019: 8.2%) higher/lower as at reporting date, profit or loss would have been approximately VND’000 17,446,348 (2020: VND’000 20,461,512 and 2019: VND’000 11,083,073) higher/lower as a result of gains/losses on financial instruments classified as at fair value through profit or loss.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or a customer contract, leading to a financial loss. The Company is exposed to credit risk in relation to its cash and deposits placed with banks and financial institutions, accounts receivable, other receivables, as well as short-term investments measured at amortized cost.

The majority of the balances of accounts receivable are due from Communications and media customers and agencies, content production related customers, Digital Financial and cloud customers and third party platform providers. To manage the risk arising from accounts receivable, the Company has policies in place to ensure that appropriate credit terms are set. The credit periods granted to these customers are disclosed in Note 26 and the credit quality of these customers is assessed, which takes into account their financial position, past experience and other factors. The Company has a large number of customers and there is no significant concentration of credit risk.

Other receivables are mainly comprised of receivables related to intermediary payment services, interest receivables from banks and financial institutions, lease deposits and other receivables. Management manages the receivables by category, makes periodic assessments as well as individual assessment on the recoverability of other receivables based on historical settlement records and past experience.

For financial assets whose impairment losses are measured using expected credit loss (“ECL”) model (other than financial assets to which the simplified approach is applied), the Company assesses whether their credit risk has increased significantly since their initial recognition, and applies a three-stage impairment model to calculate their impairment allowance and recognize their ECL, as follows:

•	Stage 1: If the credit risk has not increased significantly since its initial recognition, the financial asset is included in stage 1.

•	Stage 2: If the credit risk has increased significantly since its initial recognition but not yet deemed to be credit-impaired, the financial instrument is included in stage 2.

•	Stage 3: If the financial instrument is credit-impaired, the financial instrument is included in stage 3.

The Company considers the credit risk characteristics of different financial instruments when determining if there is significant increase in credit risk. For financial instruments with or without significant increase in credit risk, lifetime or 12-month expected credit losses are provided respectively.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each of the years. To assess whether there is a significant increase in credit risk, the Company compares risk of a default occurring on the assets as at year end with the risk of default as at the date of initial recognition. Especially the following indicators are incorporated:

•	internal credit rating;

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.2	Credit risk (continued)

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial economic conditions that are expected to cause a significant change to the counterparty’s ability to meet its obligations;

•	actual or expected significant changes in the operating results of the counterparty; and

•	significant changes in the expected performance and behavior of the counterparty, including changes in the payment status of the counterparty.

Credit risk of cash and deposits (Note 27 and 24)

To manage this risk, the Company only makes transactions with state-owned banks and financial institutions in the Vietnam and reputable international banks and financial institutions outside of Vietnam. The expected credit loss is close to zero.

Credit risk of trade receivables (Note 26)

The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which requires a lifetime expected credit loss provision for all accounts receivable. In view of the sound financial position and collection history of receivables due from these counterparties and insignificant risk of default, to measure the expected credit losses, accounts receivable has been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of revenue over 12 months before December 31, 2021 and the corresponding historical credit losses experienced within this period, or probability of a receivable progressing through successive stages of delinquency to write-off. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as the GDP of the countries in which it sells its goods and services) which could affect the ability of the Company’s customers to settle the receivables.

A default on accounts receivable is when the counterparty fails to make contractual payments within 180 days when they fall due. Accounts receivable are written off, in whole or in part, when it has exhausted all practical recovery efforts and has concluded that there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan within the Company, and a failure to make contractual payments for a period of greater than 3 years past due.

The Company generally requires advance payments from its customers, other than for large and key customers. The credit period is generally one month, extending for up to three months. Each customer has a maximum credit limit. The Company seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Company’s trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest bearing.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.2	Credit risk (continued)

Credit risk of trade receivables (Note 26) (continued)

Impairment losses on accounts receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same item.

Credit risk of other receivables (Note 22)

Management considers the credit risk of other receivables is insignificant when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term, and the loss allowance recognized is therefore limited to 12 months expected losses. In view of insignificant risk of default and credit risk since initial recognition, management believes that the expected credit loss under the 12 months expected losses method is immaterial.

21.3	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Company monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Company’s operations. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. In the management of its liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.3	Liquidity risk (continued)

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual payments:

	On demand	Less than 3 months	Less than 1 year	1 to 5 years	Over 5 years	Total
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
As at December 31, 2019
Trade payables	—	529,761,931	29,199,266	15,682,981	—	574,644,178
Lease liabilities	—	12,825,502	34,474,179	132,351,721	—	179,651,402
Other financial liabilities	151,429,782	—	403,858,701	328,498	—	555,616,981

	151,429,782	542,587,433	467,532,146	148,363,200	—	1,309,912,561

As at December 31, 2020
Trade payables	—	337,810,175	—	965,866	—	338,776,041
Lease liabilities	—	13,407,813	37,023,316	92,530,540	—	142,961,669
Other financial liabilities	160,861,222	—	582,912,075	192,752	—	743,966,049

	160,861,222	351,217,988	619,935,391	93,689,158	—	1,225,703,759

As at December 31, 2021
Trade payables	—	779,117,647	1,084,664	2,091,353	—	782,293,664
Lease liabilities	—	13,158,192	38,685,560	62,969,126	—	114,812,878
Interest-bearing loans	—	—	—	108,405,005	65,719,995	174,125,000
Other financial liabilities	345,534,338	—	611,559,940	217,418	—	957,311,696

	345,534,338	792,275,839	651,330,164	173,682,902	65,719,995	2,028,543,238

21.4	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the financial years ended December 31, 2021.

The Company is not subject to any externally imposed capital requirements and there were no changes in the objects, policies or process during the year. The capital of the Company comprises all components of shareholders’ equity.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.5	Concentration of risks

Business, supplier, customer and economic risk

The Company participates in a relatively dynamic and competitive industries that are heavily reliant on operational excellence. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

•

Business risk—The Company derives a significant portion of its net revenues from its games and communications and media operations. If competitors introduce new online games or new marketplace platform that compete with, or surpass the online games or marketplace platform operated by the Company, the Company’s operating performance in its games and communications and media will be affected. The Company has a concentration of revenue in five games (counting ZingPlay library as a single game title). The Company’s top five games contributed approximately half of total revenue from the Games business in each year ended December 31, 2019, 2020 and 2021.

•

Supplier risk—The Company’s license certain games from external game developers. The term of the game license agreements with the game developers varies and is renewable upon both parties’ consent. There is no assurance that the Company will be able to renew these game licenses. There is also no assurance that the Company will be able to source for new popular games. Even if new popular games were successfully sourced, there is no assurance that the Company will be able to enter into commercially acceptable terms. The Company’s communications and media and digital financial service businesses engages payment channels and other external parties as its service providers. The Company has a concentration of supplier risk in certain external game developers, which accounted for more than 10% of the Company’s net revenues for the years ended December 31, 2019, 2020 and 2021.

•	Customer risk—No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2021.

•

Political, economic and social uncertainties—The Company’s businesses could be adversely affected by the varying political, economic and social uncertainties in the diverse markets that it operates in. In addition, there is no assurance that the Company is able to operate seamlessly across the borders as a single market.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

21.6	Changes in liabilities arising from financing activities

	January 1	Cash flows	New lease	Others	December 31
	VND’000	VND’000	VND’000	VND’000	VND’000
For the year ended December 31, 2019
Current lease liabilities	14,527,345	(14,527,345)	—	33,804,881	33,804,881
Non-current lease liabilities	34,850,358	(20,595,287)	122,454,389	(20,083,876)	116,625,584

	49,377,703	(35,122,632)	122,454,389	13,721,005	150,430,465

For the year ended December 31, 2020
Current lease liabilities	33,804,881	(33,804,881)	—	39,553,981	39,553,981
Non-current lease liabilities	116,625,584	(14,653,235)	9,948,973	(25,832,162)	86,089,160

	150,430,465	(48,458,116)	9,948,973	13,721,819	125,643,141

For the year ended December 31, 2021
Current lease liabilities	39,553,981	(39,553,981)	—	38,614,792	38,614,792
Non-current lease liabilities	86,089,160	(11,246,679)	20,037,858	(27,676,123)	67,204,216
Non-current interest-bearing loans	—	174,531,416	—	—	174,531,416

	125,643,141	123,730,756	20,037,858	10,938,669	280,350,424

The ‘Others’ column includes the effect of reclassification of non-current portion of lease liabilities to current, and the effect of accretion of interest on the lease liabilities.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

22.	DEPOSITS AND OTHER RECEIVABLES

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Included in non-current assets:
Deposits for lease	9,180,580	8,799,510	12,979,190	560,777
Others(*)	5,235,565	485,000	509,962,500	22,033,377

	14,416,145	9,284,510	522,941,690	22,594,154

Included in current assets:
Interest receivables	94,497,032	77,010,014	59,283,848	2,561,411
Receivables related to financial services	53,431,203	43,946,897	66,636,524	2,879,089
Others	14,260,250	23,330,972	22,953,664	991,733

	162,188,485	144,287,883	148,874,036	6,432,233

TOTAL	176,604,630	153,572,393	671,815,726	29,026,387

(*)

As at December 31, 2021, ‘Others’ represents a deposit paid in advance of a subscription for preference shares in an entity, which is domiciled in an overseas jurisdiction and is involved in wholesale trading of food, beverages and tobacco and the development of software and other applications. The entity is a private entity that is not listed on any public exchange. The Company requires regulatory approval by the Vietnamese authorities before the subscription for preference shares in the entity can complete. As at December 31, 2021, this regulatory approval has not yet been received. If the subscription completes, the Company will receive approximately 15% equity interest in the entity. Prior to receipt of the regulatory approval and the completion of the subscription agreement, the Company obtained rights under a separate arrangement with the entity to appoint a director representative (one of six) on the entity’s board of directors and other rights. Subsequent to December 31, 2021, the Company formally appointed its director representative on the entity’s board and also received regulatory approval, which allowed the subscription agreement to complete. Refer to Note 39 for further details.

The carrying amounts of deposits and other receivables approximate their fair values. Deposits and other receivables were neither past due nor impaired.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

23.	PREPAYMENTS AND OTHER ASSETS

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Included in non-current assets:
Prepaid royalty fees for music copyrights	10,712,579	16,926,371	23,720,996	1,024,886
Channel costs(i)	1,932,532	1,461,991	1,177,739	50,885
Others	2,326,718	6,490,474	3,319,358	143,416

	14,971,829	24,878,836	28,218,093	1,219,187

Included in current assets:
Prepaid royalty fees for game and media contents(ii)	265,515,058	179,422,295	103,461,859	4,470,160
Advance to suppliers	18,900,763	82,054,385	312,854,996	13,517,174
Channel costs(i)	51,050,055	80,875,816	73,346,712	3,169,009
Valued added tax	33,343,385	81,357,374	109,991,867	4,752,295
Other service prepayments	36,222,772	42,030,296	55,964,745	2,418,006
Advance to employees	13,521,927	17,164,187	18,423,163	795,989
Prepaid royalty fees for music copyrights	1,699,199	—	1,787,972	77,251
Others	5,214,838	2,700,685	8,764,203	378,665

	425,467,997	485,605,038	684,595,517	29,578,549

TOTAL	440,439,826	510,483,874	712,813,610	30,797,736

(i)	Channel costs represents incremental costs of obtaining customer contracts – commission costs paid to distributors, presented in Note 6.3.
(ii)	Prepaid royalty fees for game and media contents represent fixed minimum guarantee fees paid to licensors.

The movements in impairment of prepaid royalty fee for game are as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
At January 1	(55,422,179)	(133,656,343)	(145,212,752)	(6,274,044)
Impairment loss	(133,557,088)	(139,537,995)	(49,114,634)	(2,122,041)
Written off of assets	55,322,924	127,981,585	78,178,219	3,377,758

At December 31	(133,656,343)	(145,212,753)	(116,149,167)	(5,018,327)

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

24.	TERM DEPOSITS

An analysis of the Company’s term deposits by currency is as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Included in non-current assets:
VND term deposits	157,100,000	—	—	—

Included in current assets:
VND term deposits	2,054,135,980	2,049,182,453	2,465,720,738	106,533,624

Term deposits have initial terms of over three months. As at December 31, 2021, the carrying amounts of the term deposits with initial terms of over three months approximated their fair values.

25.	INVENTORIES

The components of inventories as at each reporting date are as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Merchandise goods (at lower of cost and net realizable value)	75,549,943	97,903,566	94,005,983	4,061,610
Tools and supplies (at cost)	12,187,374	15,062,361	14,780,201	638,592
Promotion goods (at cost)	2,560,607	3,214,894	4,681,496	202,268
Others (at cost)	61,005	—	—	—

TOTAL	90,358,929	116,180,821	113,467,680	4,902,470

Of the total inventories balance at December 31, 2021, inventories measured at net realisable value amounted to VND’000 2,550,129 (US$ 110,181) (2020: VND’000 1,310,039 and 2019: VND’000 1,625,499). Write off of inventories for the year ended December 31, 2021 was VND’000 1,756,071 (US$75,873) (2020: VND’000 1,006,471 and 2019: VND’000 950,973). The expense recorded in conjunction with inventories for the year ended December 31, 2021 was VND’000 38,349,759 (US$1,656,935) (2020: VND’000 31,533,667 and 2019: VND’000 33,597,632).

26.	TRADE RECEIVABLES

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Accounts receivable from contracts with customers	277,668,076	455,483,231	486,578,274	21,023,041
Provision for expected credited loss	(2,443,259)	(4,503,460)	(4,774,607)	(206,291)

NET	275,224,817	450,979,771	481,803,667	20,816,750

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

26.	TRADE RECEIVABLES (continued)

The aging analysis of trade receivables as at December 31, 2021 (2021), December 31, 2020 (2020) and December 31, 2019 (2019) are as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			0 – 30 days	30 – 60 days	60 – 90 days	90 – 120 days	over 120 days
	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000	VND’000
2019	275,224,817	—	221,728,007	25,327,575	17,540,660	10,628,575	—
2020	450,979,771	—	374,513,306	32,255,856	22,305,000	21,588,115	317,494
2021	481,803,667	—	359,881,036	61,253,042	30,407,538	23,682,501	6,579,550

The movements in the provision for expected credit loss are as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
At January 1	(1,368,796)	(2,443,259)	(4,503,460)	(194,576)
Expected credit loss	(1,074,463)	(2,060,201)	(271,147)	(11,715)

At December 31	(2,443,259)	(4,503,460)	(4,774,607)	(206,291)

The gross carrying amounts of accounts receivable from contracts with customers are as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Games	116,684,432	271,496,360	266,281,364	11,504,920
Communications and media	150,241,365	169,643,989	199,505,187	8,619,796
Fintech	1,247,043	3,467,086	9,007,620	389,182
Long-term opportunities	9,495,236	10,875,796	11,784,103	509,143

TOTAL	277,668,076	455,483,231	486,578,274	21,023,041

Customers of Zalo platforms and agencies are usually granted a credit period of 90 days immediately following the month-end in which the relevant obligations under the relevant contracted advertising orders are delivered. Third party platform providers usually settle on amounts due within 60 days. Other customers, including those relating to content production, Fintech and Long-term opportunities, are usually granted a credit period of 90 days.

The Company applies the simplified approach to trade receivables, as permitted by IFRS 9, which requires a lifetime expected credit loss provision to be recognized from initial recognition of the assets. A provision matrix is determined based on historical observed default rates over the expected life of the receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. The historical observed default rates are updated and changes in the forward-looking estimates are analysed at each reporting date.

The Company’s exposure to credit risk is disclosed in Note 21.2.

As at December 31, 2021, the carrying amounts of trade receivables approximated their fair values.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

27.	CASH AND CASH EQUIVALENTS

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Cash on hand	853,928	593,353	686,364	29,655
Cash at banks	364,858,783	749,694,956	705,267,759	30,471,712
Cash in transit	—	2,765,580	—	—
Cash equivalents(*)	1,236,655,000	1,413,124,945	1,176,355,000	50,825,448

TOTAL(**)	1,602,367,711	2,166,178,834	1,882,309,123	81,326,815

(*)

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents represent bank deposits with an original term of less than three months and earn interest at rates ranging from 1.1% to 4% per annum.

(**)	The total balance includes amounts denominated in foreign currencies as set out below:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
United States Dollar	267,497,227	303,034,733	211,559,850	9,140,629
Singapore Dollar	62,520,535	208,395,879	93,986,232	4,060,757
New Taiwan Dollar	—	—	69,943,228	3,021,958
Baht	74,106	13,054,410	5,134,870	221,857
Others	215,016	241,276	22,302	964

TOTAL	330,306,884	524,726,298	380,646,482	16,446,165

28.	SHARE-BASED PAYMENTS

The Company has granted four share option schemes including Employee stock ownership plan I (“ESOP I”), Employee stock ownership plan II (“ESOP II”), Employee stock ownership plan III (“ESOP III”) and employee stock ownership plan of Zion (“Zion ESOP”), a subsidiary of the Company.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

28.	SHARE-BASED PAYMENTS (continued)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	ESOP II		ESOP III		Zion ESOP
	Exercise price (VND)	No. of options	Exercise price (VND)	No. of options	Exercise price (VND)	No. of options
As at January 1, 2019	20,000	1,179,686	30,000	257,100	—	—
Granted during the year	—	—	30,000	616,260	—	—
Forfeited during the year	20,000	(22,775)	30,000	(20,500)	—	—
Exercised during the year	20,000	(690,336)	30,000	(75,700)	—	—

As at December 31, 2019		466,575		777,160		—

As at January 1, 2020	20,000	466,575	30,000	777,160	—	—
Granted during the year	—	—	30,000	376,250	14,213	405,600
Forfeited during the year	20,000	(16,848)	30,000	(61,613)	—	—
Exercised during the year	20,000	(318,735)	30,000	(223,234)	—	—

As at December 31, 2020		130,992		868,563		405,600

As at January 1, 2021	20,000	130,992	30,000	868,563	14,213	405,600
Granted during the year	—	—	30,000	187,725	14,213	2,544,000
Forfeited during the year	—	—	30,000	(26,388)	14,213	(174,550)
Exercised during the year	20,000	(88,492)	30,000	(325,013)	14,213	(45,450)

As at December 31, 2021		42,500		704,887		2,729,600

Employee stock ownership plan I (“ESOP I”)

Under ESOP I, options were granted to employees to buy shares at VND 10,000 per share. Under this plan, the total pool of options was for 3,439,615 ordinary shares to be granted, before June 2011.

Details of the share options plan are summarised as follows:

1.	Vesting schedule

Vests annually over five years commencing on the grant date.

2.	Term

(i)	For every 12-month period following the grant date, one-fifth (i.e. 20%) of the total number of granted options become exercisable (rounded-down to the nearest whole number)

(ii)

The option shall be exercised in one batch per year from 1 July to 30 July. Vested options in any given year must be exercised in the option-exercising period of that year. Upon the expiry of the option-exercising period, any vested but unexercised options of the respective year expire.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

28.	SHARE-BASED PAYMENTS (continued)

Employee stock ownership plan I (“ESOP I”) (continued)

3.	Conditions

(i)	Award is forfeited if service condition is not met

(ii)	Such policy may be amended from time to time by the Company.

In respect of ESOP I, there were no options granted during the year 2019, 2020 and 2021 nor were there any outstanding as at the end of the year.

Employee stock ownership plan II (“ESOP II”)

Under ESOP II, options were granted to employees to buy shares at VND 20,000 per share. Under this plan, the total pool of options was for 3,551,232 ordinary shares to be granted, before the end of 2018.

Details of the share options plan are summarised as follows:

1.	Vesting schedule

Vests annually in five years commencing on the grant date. Options granted after May 28, 2015 are vested and exercisable within 3 or 4 years commencing on the grant date.

2.	Term

(i)

For every 12-month period following the grant date, one-fifth (i.e. 20%) of the total number of granted options become exercisable (rounded-down to the nearest whole number). For options granted after May 28, 2015, the percentage is 33.33% (or 25% in particular cases)

(ii)

The option shall be exercised in two batches per year, January 1 to January 30, or July 1 to July 30. Vested options in any given year must be exercised in the respective option-exercising period of that year. Upon the expiry of the option-exercising period, any vested but unexercised options expire.

3.	Conditions

(i)	Award is forfeited if service condition is not met.

(ii)	Such policy may be amended from time to time by the Company.

There were no options under ESOP II granted during the year 2019, 2020 and 2021.

In respect of options under ESOP II that were outstanding at the end of the year, the weighted average remaining contractual life was 0.083 years (2020: 0.50 years; 2019: 1.25 years).

The share-based payment expense for ESOP II options during the year ended December 31, 2021 was VND’000 1,883,132 (US$ 81,362) (for the year ended December 31, 2020: VND’000 42,456,643 and for the year ended December 31, 2019: VND’000 246,187,140).

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

28.	SHARE-BASED PAYMENTS (continued)

Employee stock ownership plan III (“ESOP III”)

Under ESOP III, options were granted to employees to buy shares at VND 30,000 per share. Under this plan, the total option pool of options was for 2,921,832 ordinary shares to be granted, from July 2018 until the end of 2023.

Details of the share options plan are summarised as follows:

1.	Vesting schedule

Vests annually in three or four years commencing on the grant date.

2.	Term

(i)	For every 12-month period following the grant date, 33.33% (or 25% in particular cases) of the total number of granted options become exercisable (rounded-down to the nearest whole number)

(ii)

The option shall be exercised in two batches per year, January 1 to January 30, or July 1 to July 30. Vested options in any given year must be exercised in the respective option-exercising period of that year. Upon the expiry of the option-exercising period, any vested but unexercised options expire.

3.	Conditions

(i)	Award is forfeited if service condition is not met.

(ii)	Such policy may be amended from time to time by the Company.

The weighted average fair value of options granted during the year ended December 31, 2021 was VND 1,402,250 (US$ 60.09) (for the year ended December 31, 2020: VND 1,445,868 and for the year ended December 31, 2019: VND 1,444,989).

In respect of options under ESOP III that were outstanding at the end of the year, the weighted average remaining contractual life was 1.86 years (2020: 1.50 years; 2019: 2.00 years).

The share-based payment expense for ESOP III options during the year ended December 31, 2021 was VND’000 465,064,161 (US$ 20,093,504) (for the year ended December 31, 2020: VND’000 656,059,619 and for the year ended December 31, 2019: VND’000 403,699,861).

The fair value of share options is estimated at the grant date using Black-Scholes option pricing-model, taking into account the terms and conditions upon which the share options are granted. The following table lists the inputs to the model:

	For year ended December 31
	2019	2020	2021
Weighted average fair value of share (VND)	1,475,084	1,476,845	1,433,207
Dividend yield (%)	—	—	—
Expected volatility (%)	35.00-40.00	40.00-55.00	40.00-55.00
Risk-free interest rate (%)	3.20-4.10	0.70-1.70	0.40-0.90
Expected life of share option (years)	1.08-3.08	1.08-3.08	1.08-3.08

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

28.	SHARE-BASED PAYMENTS (continued)

Employee stock ownership plan III (“ESOP III”) (continued)

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Employee stock ownership plan of Zion, subsidiary of the Company (“Zion ESOP”)

Zion, a subsidiary of the Company, operates an employee stock ownership plan to grant share options to its employees to buy Zion shares at VND 14,213 per share.

Details of the share options plan are summarised as follows:

1.	Vesting schedule

Vests annually in four years commencing on the grant date.

2.	Term

(i)	For every 12-month period following the grant date, 25% of the granted options become exercisable each year on the first, second, third and fourth anniversary of the grant date

(ii)	The options are exercisable within four years following vesting. Upon the expiry of exercising period, any vested but unexercised options expire.

3.	Conditions

(i)	Award is forfeited if service condition is not met.

(ii)	Such policy may be amended from time to time by Zion.

The weighted average fair value of options granted during the year ended December 31, 2021 was VND 12,309 (US$ 0.53) (for the year ended December 31, 2020: VND 7,706).

In respect of Zion ESOP options that were outstanding at the end of the year, the weighted average remaining contractual life was 3.00 years (2020: 4.00 years; 2019: nil).

The share-based payment expense for Zion ESOP options during the year ended December 31, 2021 was VND’000 14,264,916 (US$ 616,328) (2020: VND’000 1,505,118 and 2019: nil).

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

28.	SHARE-BASED PAYMENTS (continued)

Employee stock ownership plan of Zion, subsidiary of the Company (“Zion ESOP”) (continued)

The fair value of share options is estimated at the grant date using Black-Scholes option pricing-model, taking into account the terms and conditions upon which the share options are granted. The following table lists the inputs to the model:

	For year ended December 31,
	2019	2020	2021
Weighted average fair value of share (VND)	—	15,263	20,791
Dividend yield (%)	—	—	—
Expected volatility (%)	—	25.00-55.00	45.00-55.00
Risk-free interest rate (%)	—	2.10-2.70	1.20-1.70
Expected life of share option (years)	—	5.50-7.00	5.50-7.00

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Options to an online games service provider

The Company entered into an option agreement with an online games services provider on August 1, 2010. The online games services provider was granted options to subscribe for a certain number of ordinary shares of the Company at a predetermined exercise price of US$ 8.0678 per share.

The options vested in October 2014, which entitled the services provider the right to subscribe for 1,032,917 ordinary shares of the Company at the predetermined exercise price. The services provider had the right to exercise some or all of the options at any time at its full discretion, provided that all the options were exercised prior to or on December 31, 2020. In the year ended December 31, 2020, this exercise period was extended to December 31, 2021.

In the year ended December 31, 2021, the exercise period was further extended to December 31, 2022.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

29.	EMPLOYEE BENEFIT LIABILITIES

Employee benefit liabilities as at December 31, 2019 (2019), December 31, 2020 (2020) and December 31, 2021 (2021) are summarized as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Included in non-current liabilities:
Sabbatical leave	—	—	141,252,454	6,102,936
Severance allowance	15,399,505	16,279,910	21,356,765	922,738

	15,399,505	16,279,910	162,609,219	7,025,674

Included in current liabilities:
Sabbatical leave	—	—	4,378,940	189,196

TOTAL	15,399,505	16,279,910	166,988,159	7,214,870

During the year ended December 31, 2021, the Company launched a new sabbatical leave program to eligible employees. The Company also operates a severance allowance in Vietnam.

Sabbatical leave

The Company’s sabbatical leave program is a long-term paid absences policy for employees who satisfy eligibility criteria, which includes continuous service for a specified number of years. Sabbatical leave is available for utilisation by the employee for a period of 6 months from the date the Company grants such sabbatical leave. Once this 6-month period ends, any unutilised sabbatical leave expires and is no longer available for utilisation however the employee receives in cash an amount of 50% of the unutilised sabbatical leave (in days) at their daily salary rate at expiration date.

The net benefit expense recognized in the consolidated statements of profit or loss during the year is as follows:

	2021
	VND’000	US$
Past service costs when sabbatical leave policy first applied	120,809,837	5,219,695
Current service costs	27,884,746	1,204,785
Interest cost on benefit obligation	2,945,142	127,247

TOTAL	151,639,725	6,551,727

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

29.	EMPLOYEE BENEFIT LIABILITIES (continued)

Sabbatical leave (continued)

Changes in the present value of the sabbatical leave liability:

Sabbatical leave
VND’000
At January 1, 2021	—
Past service costs when sabbatical leave policy first applied	120,809,837
Current service costs	27,884,746
Interest cost on benefit obligation	2,945,142
Benefits paid	(6,008,331)

At December 31, 2021	145,631,394

At December 31, 2021 (US$)	6,292,132

Severance allowance

The Company’s severance allowance plan is a final salary plan for eligible expatriates and local employees. The amount of pension benefit that an employee receives on termination is defined by reference to all employees who have been in service for more than 12 months up to the balance sheet date at the rate of one-half of the average monthly salary for each year of service up to December 31, 2008 in accordance with the Labour Code and related implementation guidance and the average monthly salary of the 6-month period up to the termination date.

The net benefit expense recognized in the consolidated statements of profit or loss during the year is as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Current service costs	302,360	398,137	2,081,256	89,922
Past service costs	—	—	1,233,422	53,291
Interest cost on benefit obligation	681,065	533,653	472,159	20,400
Remeasurement loss on severance allowance	1,858,074	2,587,762	2,603,362	112,481

TOTAL	2,841,499	3,519,552	6,390,199	276,094

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

29.	EMPLOYEE BENEFIT LIABILITIES (continued)

Severance allowance (continued)

Changes in the present value of the severance allowance liability:

Severance allowance
VND’000
At January 1, 2019	13,161,602
Current service costs	302,360
Interest cost on benefit obligation	681,065
Remeasurement loss on severance allowance	1,858,074
Benefits paid	(603,596)

At December 31, 2019	15,399,505

Current service costs	398,137
Interest cost on benefit obligation	533,653
Remeasurement loss on severance allowance	2,587,762
Benefit paid	(2,639,147)

At December 31, 2020	16,279,910

Current service costs	2,081,256
Past service costs	1,233,422
Interest cost on benefit obligation	472,159
Remeasurement loss on severance allowance	2,603,362
Benefits paid	(1,313,344)

At December 31, 2021	21,356,765

At December 31, 2021 (US$)	922,738

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

29.	EMPLOYEE BENEFIT LIABILITIES (continued)

Severance allowance (continued)

The principal assumptions used in determining the Company’s employee benefit obligations are shown below:

	2019	2020	2021
Discount rate:	% p.a	% p.a	% p.a
Sabbatical leave and severance allowance	3.60	2.80	2.50

Future salary increases	% p.a	% p.a	% p.a
Sabbatical leave and severance allowance	16.00	16.00	16.00

Turnover rate	% p.a	% p.a	% p.a
Sabbatical leave and severance allowance
Ages up to 29	15.00	15.00	15.00
Ages 30 to 39	10.00	10.00	10.00
Ages 40 to 49	7.00	7.00	7.00
Ages 50 & above	0.00	0.00	0.00

Mortality
Sabbatical leave and severance allowance
Male
Age 25 ~ 60	0.0014 ~ 0.0111	0.0014 ~ 0.0111	0.0014 ~ 0.0111
Female
Age 25 ~ 60	0.0004 ~ 0.0056	0.0004 ~ 0.0056	0.0004 ~ 0.0056

Retirement age	Year	Year	Year
Male	60	60	62
Female	55	55	60

A quantitative sensitivity analysis for significant assumptions is shown below:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Assumptions for Sabbatical leave
Discount rate
1% increase	—	—	(20,080,094)	(867,578)
1% decrease	—	—	24,779,518	1,070,621
Rate of salary increase
1% increase	—	—	20,731,270	895,713
1% decrease	—	—	(17,561,049)	(758,741)

Assumptions for Severance allowance
Discount rate
1% increase	(1,207,423)	(1,177,872)	(1,685,912)	(72,841)
1% decrease	1,386,875	1,333,559	1,937,181	83,698
Rate of salary increase
1% increase	1,223,308	1,168,260	1,689,419	72,993
1% decrease	(1,099,336)	(1,064,331)	(1,519,712)	(65,660)

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

30.	AUTHORISED AND ISSUED CAPITAL

30.1	Authorised shares

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Ordinary shares of VND10,000 each	353,022,930	353,022,930	358,442,620	15,486,827

30.2	Issued and fully paid

	Number of shares	Par value
		VND’000
At January 1, 2019	34,536,257	345,362,570
Share options exercised	766,036	7,660,360

At December 31, 2019	35,302,293	353,022,930

At December 31, 2020	35,302,293	353,022,930
Share options exercised	541,969	5,419,690

At December 31, 2021	35,844,262	358,442,620

At December 31, 2021 (US$)		15,486,827

30.3	Share premium

Amount
VND’000
At January 1, 2019	518,057,361
Reissuance of treasury shares(*)	599,172,300
Share options exercised	8,417,360

At December 31, 2019	1,125,647,021

At December 31, 2020	1,125,647,021
Share options exercised	7,652,030

At December 31, 2021	1,133,299,051

At December 31, 2021 (US$)	48,965,178

(*)

On March 6, 2019, the Company completed the re-issuance and sale of 355,820 ordinary shares which had been held in treasury. This had been approved by the Resolution of General Meeting No. 03/2018/NQ-DHDCD dated February 7, 2018. Total cash proceeds received from the sale was VND’000 662,465,676.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

30.	AUTHORISED AND ISSUED CAPITAL (continued)

30.4	Treasury shares

	Number of shares	Amount
		VND’000
At January 1, 2019	10,556,514	(2,128,611,141)
Repurchase of shares	8,943	(6,165,709)
Reissuance of treasury shares	(355,820)	63,293,376

At December 31, 2019	10,209,637	(2,071,483,474)
Repurchase of shares	194,060	(202,598,640)

At December 31, 2020	10,403,697	(2,274,082,114)
Repurchase of shares	4,433	(4,628,052)

At December 31, 2021	10,408,130	(2,278,710,166)

At December 31, 2021 (US$)		(98,453,669)

Of the total number of treasury shares presented above, 2,862,440 were held by subsidiaries of the Company as at December 31, 2021 (December 31, 2020: 2,862,440 and December 31, 2019: 2,862,440 shares).

30.5	Other reserves

	Change in interests reserve	Share-based payment reserve	Total
	VND’000	VND’000	VND’000
At January 1, 2019	—	2,404,682,573	2,404,682,573
Partial disposal of interest in subsidiary with control retained(*)	252,416,847	—	252,416,847
Share-based payment	—	649,887,002	649,887,002

At December 31, 2019	252,416,847	3,054,569,575	3,306,986,422
Share-based payment	—	698,516,262	698,516,262

At December 31, 2020	252,416,847	3,753,085,837	4,005,502,684
Share based payment	—	466,947,294	466,947,294

At December 31, 2021	252,416,847	4,220,033,131	4,472,449,978

At December 31, 2021 (US$)	10,905,891	182,330,228	193,236,119

(*)

On July 11, 2019, a subsidiary (Zion) issued new shares to an investor in a private offering, for cash consideration. As a result, the Company’s interest in Zion was diluted from 100% to 60.00%, with the Company retaining control. The carrying amount of the controlling and non-controlling interests was adjusted to reflect the change in relative interests in Zion. The difference between the amount by which non-controlling interests was adjusted and the fair value of consideration received, was recognised directly to equity in the ‘Change in interests reserve’.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

30.	AUTHORISED AND ISSUED CAPITAL (continued)

30.6	Other components of equity

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	Remeasurement of severance allowance	Foreign exchange differences	Total
	VND’000	VND’000	VND’000
At January 1, 2019	—	19,357,035	19,357,035
Remeasurement loss on severance allowance	(1,486,459)	—	(1,486,459)
Exchange differences on translation of foreign operations	—	(739,387)	(739,387)

At December 31, 2019	(1,486,459)	18,617,648	17,131,189

Remeasurement loss on severance allowance	(2,959,377)	—	(2,959,377)
Share of other comprehensive loss of associate	—	(3,673)	(3,673)
Exchange differences on translation of foreign operations	—	(2,075,444)	(2,075,444)

At December 31, 2020	(4,445,836)	16,538,531	12,092,695

Remeasurement loss on severance allowance	(2,603,362)	—	(2,603,362)
Share of other comprehensive income of associate	—	6,192	6,192
Exchange differences on translation of foreign operations	—	(8,850,407)	(8,850,407)

At December 31, 2021	(7,049,198)	7,694,316	645,118

At December 31, 2021 (US$)	(304,567)	332,440	27,873

31.	PARTLY-OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTEREST

Details of the Company’s subsidiary that has material non-controlling interest are set out below:

	2019	2020	2021
Percentage of equity interest held by non-controlling interest:
Zion Joint Stock Company (‘Zion’)	40%	40%	40%

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Loss for the year allocated to non-controlling interest:
Zion	(83,330,203)	(265,393,537)	(489,757,824)	(21,160,416)
Accumulated balance of non-controlling interest at the reporting date:
Zion	125,434,211	324,205,791	123,678,864	5,343,654

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

31.	PARTLY-OWNED SUBSIDIARY WITH MATERIAL NON-CONTROLLING INTEREST (continued)

The following tables illustrate the summarised financial information of Zion. The amounts disclosed are before any inter-company eliminations:

Zion
VND’000
(as restated)
2019
Revenue	41,983,649
Total expenses	(410,904,822)

Loss for the year	(368,921,173)

Total comprehensive income for the year	(368,921,173)

Current assets	784,083,440
Non-current assets	28,924,308
Current liabilities	469,512,956

Net assets	343,494,792

Zion
VND’000
(as restated)
2020
Revenue	1,508,307
Total expenses	(664,744,719)

Loss for the year	(663,236,412)

Total comprehensive loss for the year	(663,236,412)

Current assets	1,308,644,379
Non-current assets	40,076,516
Current liabilities	522,577,113

Net assets	826,143,782

	Zion
	VND’000	US$
	(as restated)	(as restated)
2021
Revenue	(158,714,856)	(6,857,414)
Total expenses	(1,065,663,649)	(46,042,932)

Loss for the year	(1,224,378,505)	(52,900,346)

Total comprehensive loss for the year	(1,224,378,505)	(52,900,346)

Current assets	1,546,637,092	66,823,810
Non-current assets	648,609	28,024
Current liabilities	853,585,828	36,879,923

Net assets	693,699,873	29,971,911

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

32.	OTHER CURRENT FINANCIAL LIABILITIES

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Royalty fees(i)	238,109,502	424,652,136	400,076,210	17,285,643
Escrow payables(ii)	151,429,782	160,861,222	345,534,338	14,929,114
Marketing expenses	55,057,743	86,151,415	128,768,163	5,563,541
Purchase of fixed assets and services	73,730,770	17,713,839	9,732,014	420,480
Others	36,960,686	54,394,685	72,983,553	3,153,319

TOTAL	555,288,483	743,773,297	957,094,278	41,352,097

(i)	Royalty fees include copyright fees for media contents and royalty fee for games.
(ii)	Escrow payables include users’ wallet balance, receipts on behalf of merchants and other payables relating to ZaloPay electronic wallet.

33.	OTHER CURRENT NON-FINANCIAL LIABILITIES

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Staff costs and welfare accruals	217,134,038	270,570,036	373,828,689	16,151,596
Prepayments received from customers and others(i)	86,803,246	106,567,872	125,739,431	5,432,682
Foreign contractor withholding tax	25,431,317	12,420,733	54,990,989	2,375,934
Unused paid absences	25,668,168	32,038,454	49,885,291	2,155,338
Trade union fee	9,557,529	14,897,685	19,568,284	845,465
Others(ii)	197,423	126,453	—	—

TOTAL	364,791,721	436,621,233	624,012,684	26,961,015

(i)	Prepayments received from customers and others primarily consist of top-up cards purchased by customers but not yet used as at balance sheet date.
(ii)	Others include accruals for bank charges and professional fees, sundry payables and other operating accruals.

34.	TRADE PAYABLES

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Payables relating to media content and royalty fee for online games	574,644,178	338,776,041	782,293,664	33,799,683

Accounts payable and liquidity risk disclosures are presented at Note 21.3.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

35.	PROVISION FOR DECOMMISSIONING COSTS

Decommissioning costs are associated with VNG Campus office and other office premises leased by the Company. The Company is committed to decommission the sites at the end of the leases. Movement of the provision is as below:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
At January 1	17,883,249	41,637,681	50,672,527	2,189,351
Additions	28,001,184	7,375,252	4,600,877	198,785
Accretion of interest	675,194	1,659,594	1,603,283	69,271
Reversal of provision	(4,921,946)	—	—	—

At December 31	41,637,681	50,672,527	56,876,687	2,457,407

36.	INTEREST-BEARING LOANS

During the year ended December 31, 2021, the Company obtained a loan facility from Vietnam Maritime Commercial Joint Stock Bank to finance the construction of certain data center assets and for software production. The borrowing is to be applied solely to the construction and acquisition of assets for the approved project, as set out in the loan agreement. Key details are as follows:

Bank	2021		Principal repayment	Initial interest rate	Description of collateral
	VND’000	US$		(% p.a.)
Vietnam Maritime Commercial Joint Stock Bank	174,531,416	7,540,783	From 26 August 2023 to 29 November 2028	7.4	Real estate at S.38b - 39 – 40, Street No. 19, Tan Thuan Export Processing Zone, Tan Thuan Dong Ward, District 7, Ho Chi Minh City, Vietnam used/owned by VNG Data Center; and assets formed in the future including construction on land and machineries belong to the project “Data center and software production - VNG Data Center”

For the initial period (being 12 months from the first disbursement), the interest rate is 7.4% p.a. After this initial period, the interest rate is equal to the bank’s 12-month personal capital mobilization interest rate plus a margin of 2.5% p.a.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

36.	INTEREST-BEARING LOANS (continued)

As at December 31, 2021, the undrawn portion of the facility that is available to settle the Company’s capital commitments for the construction and acquisition of approved assets is VND’000 325,875,000.

37.	COMMITMENTS AND CONTINGENCIES

Commitments

Commitments as at December 31, 2019, 2020 and 2021 are analysed as follows:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Contracted:
Game licence fee(*)	234,438,375	93,798,970	177,386,194	7,664,126
Minimum guarantee fees(*)	241,882,250	55,183,590	140,735,250	6,080,590
Purchase property, plant and equipment and intangible assets	1,690,564	6,536,376	7,362,596	318,107
Construction/purchase of buildings and purchase of land use rights	78,366,108	44,430,900	20,679,353	893,470

TOTAL	556,377,297	199,949,836	346,163,393	14,956,293

(*)	The Company has commitments to pay licence fees and minimum royalty fees to game developers in respect of certain online games which are not yet launched as of reporting date.

Legal claim contingency

The Company is involved in a legal case regarding copyright infringement in the United States. The counterparty’s claim was dismissed by the relevant court in November 2019. At the present time, the counterparty has filed an appeal and this is pending before the court. The Company has assessed that it is not probable that an outflow of cash will result when the outcome of this proceeding is ultimately resolved.

At the present time, the Company does not consider it probable that the outcome of all other legal proceedings filed against the Company will result in a material future outflow of cash or other resources. In addition, the Company does not expect that the ultimate resolution of any legal proceedings will have a material adverse effect on the consolidated results of operations, financial position and cash flows.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

38.	TRANSACTIONS WITH RELATED PARTIES

Significant transactions with related parties during the years ended December 31, 2021 were as follows:

Related party	Relationship	Transaction	2019	2020	2021
			VND’000	VND’000	VND’000	US$
Tencent Technology (Shenzhen) Company Limited (“Tencent Shenzhen”)	Related party	Royalties and license fees	20,306,803	37,536,626	28,323,694	1,223,750
		Technical fee	1,872,445	—	—	—

Tencent Technology (Shanghai) Company Limited (“Tencent Shanghai”)	Related party	Royalties and license fees	—	—	17,748,389	766,835

Tencent Mobile International Ltd.	Affiliate	Rendering of advertising services	—	17,757,091	5,739,716	247,989

Associates		Rendering of advertising services	790,375	4,010,387	17,314,393	748,084
		Purchase of services	—	—	2,682,931	115,918
		Rendering of payment services	3,097,294	4,316,569	—	—
		Acquisition of associate interest	—	117,749,160	173,458,249	7,494,415

During the year ended December 31, 2021, the Company also sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices. Outstanding balances at the year-end are unsecured and interest-free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

38.	TRANSACTIONS WITH RELATED PARTIES (continued)

Amounts due to and from related parties:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Amounts due from related parties
Advance to and receivables from related parties	374,273	3,080,404	6,605,171	285,382

Amounts due to related parties
Short-term trade payable and other payables, including accruals to related parties	22,403,358	41,946,601	40,980,630	1,770,604

Details of amounts due to and from related parties as at December 31, 2021 are as follows:

Related parties	Relationship	Transactions	2019	2020	2021
			VND’000	VND’000	VND’000	US$

Amounts due from related parties

Advance to and receivables from related parties
Tencent Mobile International Ltd.	Affiliate	Rendering of advertising services	—	—	2,663,138	115,063
Associates		Rendering of advertising services	370,706	2,190,404	2,526,633	109,165
		Advances to supplier	—	890,000	1,415,400	61,154
		Payments on behalf	3,567	—	—	—

TOTAL			374,273	3,080,404	6,605,171	285,382

Amounts due to related parties

Short-term trade payable and other payables, including accruals to related parties
Tencent Shenzhen	Related party	Payables for software fee	—	8,153,247	24,451,290	1,056,439
		Accrual for software fee	21,370,285	31,913,048	11,342,261	490,052
Tencent Shanghai	Related party	Payables for software fee	—	—	1,485,624	64,188
		Accrual for software fee	—	—	784,728	33,905
Associates		Others	1,033,073	1,880,306	2,916,727	126,020

TOTAL			22,403,358	41,946,601	40,980,630	1,770,604

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

38.	TRANSACTIONS WITH RELATED PARTIES (continued)

Other related party transactions

Remuneration to members of Board of Management and Board of Directors (being key management personnel) during the years ended December 31, 2021:

	2019	2020	2021
	VND’000	VND’000	VND’000	US$
Short-term employee benefits (salaries, allowances and benefits in kind)	14,772,589	27,029,588	28,293,047	1,222,426
Share-based payments	279,885,960	265,706,352	178,263,000	7,702,009
Other long-term benefits (sabbatical leave)	—	—	3,908,499	168,870
Performance bonus	620,212	810,104	2,413,652	104,284

Total compensation paid to key management personnel	295,278,761	293,546,044	212,878,198	9,197,589

39.	EVENTS AFTER THE REPORTING PERIOD

As described in Note 22, in the year ended December 31, 2021, the Company paid a deposit to an entity in advance of a subscription for preference shares in the entity. The Company required regulatory approval by the Vietnamese authorities before the subscription for preference shares could complete. As at December 31, 2021, this regulatory approval had not been received. Prior to receipt of the regulatory approval and the completion of the subscription agreement, the Company obtained rights under a separate arrangement with the entity to appoint a director representative (one of six) on the entity’s board of directors and other rights. The Company formally appointed its director representative on January 6, 2022. On April 13, 2022, regulatory approval was received and the Company completed to subscribe for preference shares in the entity, which provided the Company with approximately 15.1% equity interest. The deposit paid in the year ended December 31, 2021 (VND’000 509,962,500 (US$ 22,033,377) at December 31, 2021) was applied in full satisfaction of the subscription.

On January 17, 2022, the Company subscribed for new shares issued by Zion Joint Stock Company (‘Zion’), a subsidiary in which the Company had a controlling 60.00% interest and the non-controlling shareholder had a 40.00% interest as at December 31, 2021. The Company paid cash consideration of VND’000 408,240,000 for this subscription. Subsequent to this transaction, the Company’s interest in Zion increased to 62.32% (and non-controlling interest correspondingly decreased to 37.68%). On May 5, 2022, the Company subscribed for a further number of new shares issued by Zion for cash consideration of VND’000 680,400,000. Subsequent to this transaction, the Company’s interest in Zion increased further, to 65.67% (and non-controlling interest correspondingly decreased to 34.33%). These changes in the Company’s ownership interests in Zion are accounted for as equity transactions as the Company retains control of Zion.

On February 21, 2022, the Company subscribed for preference shares in an entity, equivalent to 4.53% equity interest, for cash consideration of VND’000 512,549,703 (US$ 22,499,987). The Company’s rights as shareholder include director appointment right (one of ten) on the entity’s board of directors.

VNG Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as at December 31, 2021 and for the year then ended

39.	EVENTS AFTER THE REPORTING PERIOD (continued)

On March 4, 2022, the Company subscribed for ordinary shares in an entity, equivalent to 0.62% equity interest, for cash consideration of VND’000 95,452,187 (US$ 4,179,168). The Company’s rights as shareholder include 0.62% voting power.

On April 1, 2022, the Company incorporated VNG Limited, a Cayman Islands exempted company with limited liability, to serve as the listing vehicle for an initial public offering (“IPO”) of shares. To facilitate that offering, on May 12, 2022, the Company entered into the agreement with its foreign shareholders to commence the reorganization of the portion of the Company’s charter capital permitted to be held by those foreign investors.

On April 7, 2022, the Company subscribed for additional ordinary shares in an immaterial associate in which the Company had an existing 18.2% interest as at December 31, 2021. The Company paid cash consideration of VND’000 50,844,350 (US$ 2,196,775) for this subscription. Subsequent to this transaction, the Company’s interest in the associate increased to 25.0%.

There is no other significant matter or circumstance that has arisen after the reporting period that requires adjustment or disclosure in the consolidated financial statements of the Company.

40.	APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS (as restated)

These consolidated financial statements have been authorized for issuance on April 14, 2023 by the management of the Company.

VNG Limited

CORPORATE INFORMATION

THE COMPANY

VNG Limited (“the Company”) is a limited liability company registered in Cayman Islands. The Company was incorporated on April 1, 2022 under the Companies Act pursuant to the Registration No. 388836.

The registered principal activity of the Company is that of a holding company. The Company was incorporated to serve as the listing vehicle for an initial public offering (“IPO”). To facilitate the IPO, VNG Corporation commenced a reorganization, which provides for the Company to acquire from certain shareholders of VNG Corporation all of their VNG Corporation ordinary shares. Upon completion of the reorganization and the IPO, the Company will hold 49% direct equity interest in VNG Corporation and other assets including wholly-owned non-Vietnamese operating subsidiaries. Through other contractual arrangements, the Company will also hold an indirect effective interest in VNG Corporation.

The Company’s registered address is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of VNG Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of VNG Limited (“the Company”), the related statement of profit or loss and other comprehensive income, changes in shareholders’ equity and cash flows as of April 1, 2022 (“date of inception”), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows as of April 1, 2022 (“date of inception”), in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young Vietnam Limited

Ho Chi Minh city, Vietnam

November 14, 2022

VNG Limited

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

for April 1, 2022 (“date of inception”)

April 1, 2022
VND
Profit for the period	—

Other comprehensive income for the period	—

Total comprehensive income for the period, net of tax	—

VNG Limited

STATEMENTS OF FINANCIAL POSITION

as at April 1, 2022 (“date of inception)

	Note	April 1, 2022
VND
TOTAL ASSETS		—

Issued capital
Class A and Class B Ordinary Shares, par value US$0.000001 per share, issued and outstanding	3	—

TOTAL EQUITY		—

VNG Limited

STATEMENT OF CHANGES IN EQUITY

for April 1, 2022 (“date of inception”)

	Issued capital	Share premium	Retained earnings	Total equity
	VND	VND	VND	VND
Net profit for the period	—	—	—	—
Total comprehensive income	—	—	—	—

Balance as of incorporation and April 1, 2022	—	—	—	—

VNG Limited

STATEMENT OF CASH FLOWS

for April 1, 2022 (“date of inception”)

April 1, 2022
VND
CASH FLOWS FROM OPERATING ACTIVITIES

Profit before tax	—

Net cash flows from operating activities	—

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash flows from investing activities	—

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash flows from financing activities	—

Net movement in cash and cash equivalents	—

Net foreign exchange difference	—

Cash and cash equivalents at April 1, 2022	—

VNG Limited

NOTES TO THE FINANCIAL STATEMENTS

as at April 1, 2022 (“date of inception”)

1.	BASIS OF PREPARATION

These financial statements as at April 1, 2022, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial statements have been prepared on a historical cost basis. The financial statements are presented in Vietnam Dong (“VND”), which is also the Company’s functional currency.

These financial statements have been authorized for issuance on November 14, 2022 by the management of the Company.

Going concern basis of accounting

The Company has prepared the financial statements on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

2.	ISSUED CAPITAL

The Company is authorized to issue 49,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.000001 each and 1,000,000,000 Class B Ordinary Shares with a nominal or par value of US$0.000001 each. As at the date of inception, none of these shares have been issued or are outstanding (other than one “founder’s” Class A Ordinary Share).

3.	EVENTS AFTER DATE OF INCEPTION

On June 22, 2022, the Company entered into a share purchase agreement with certain shareholders of VNG Corporation to acquire all of their VNG Corporation ordinary shares, equivalent to 47.6% equity interest in VNG Corporation. The consideration provided by the Company comprises: a certain number of Class A Ordinary Shares (on a fixed basis of 6.769 Class A Ordinary Shares for every 1 VNG Corporation ordinary share); and cash. As at the date that these financial statements of the Company are authorized for issue, the Company is in the process of executing constitutional documents and agreements to complete the share purchase.

When all conditions to closing of the share transfer are satisfied and upon the completion of the reorganization and the initial public offering, the Company will hold 49% direct equity interest in VNG Corporation. Through other contractual arrangements, the Company will also hold an indirect equity interest in VNG Corporation.

VNG Limited

NOTES TO THE FINANCIAL STATEMENTS (continued)

as at April 1, 2022 (“date of inception”)

3.	EVENTS AFTER DATE OF INCEPTION (continued)

On November 14, 2022, the Company issued a warrant to an entity, which entitles it to purchase 9,695,879 Class A Ordinary Shares at an exercise price of VND 245,700.20 per Class A Ordinary Share. If exercised, the total cash consideration that the Company would receive is VND2,382.3 billion (US$103 million). The exercise of the warrant is conditioned upon the closing of the Company’s initial public offering (“IPO”). If not exercised at all or in full at the time of the Company’s IPO, the warrant expires.

On November 14, 2022, under the terms of a novation agreement, the Company agreed to accept the obligation of VNG Corporation to an options holder (an online games service provider) upon its exercise of the options, such that the Company would deliver 6,991,705 Class A Ordinary Shares to the options holder, in place of VNG Corporation delivering a number of VNG Corporation ordinary shares to that options holder. The number of Class A Ordinary Shares to be delivered by the Company is such that the options holder would enjoy substantially the same economic benefit that it would have enjoyed under the original options agreement as if the Company were named in the original options agreement with the options holder. The exercise price is US$1.1919 per share. If exercised, this would result in a total cash consideration of US$8.3 million.

There is no other significant matter or circumstance that has arisen after the date of inception that requires adjustment or disclosure in the financial statements of the Company.

VNG Limited

CORPORATE INFORMATION

THE COMPANY

VNG Limited (“the Company”) is a limited liability company registered in Cayman Islands. The Company was incorporated on April 1, 2022 under the Companies Act pursuant to the Registration No. 388836.

The registered principal activity of the Company is that of a holding company. The Company was incorporated to serve as the listing vehicle for an initial public offering (“IPO”). To facilitate the IPO, VNG Corporation commenced a reorganization, which provides for the Company to acquire from certain shareholders of VNG Corporation all of their VNG Corporation ordinary shares. Upon completion of the reorganization and the IPO, the Company will hold 49% direct equity interest in VNG Corporation and other assets including wholly owned non-Vietnamese operating subsidiaries. Through other contractual arrangements, the Company will also hold an indirect effective interest in VNG Corporation.

The Company’s registered address is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

VNG Limited

UNAUDITED INTERIM CONDENSED STATEMENT OF PROFIT OR LOSS AND

COMPREHENSIVE INCOME

for the three-month period ended June 30, 2022

For the three-month period ended June 30, 2022
VND (Unaudited)
Profit for the period	—

Total comprehensive income for the period, net of tax	—

VNG Limited

UNAUDITED INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION

as at June 30, 2022

		April 1, 2022	June 30, 2022
	Note	VND	VND
		(Audited)	(Unaudited)
TOTAL ASSETS		—	—

Issued capital
Class A and Class B Ordinary Shares, par value US$0.000001 per share, issued and outstanding	2	—	—

TOTAL EQUITY		—	—

VNG Limited

UNAUDITED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

for the three-month period ended June 30, 2022

	Issued capital	Share premium	Retained earnings	Total equity
	VND	VND	VND	VND
Balance as of April 1, 2022	—	—	—	—
Net profit for the period	—	—	—	—
Total comprehensive income	—	—	—	—
Balance as of 30 June, 2022 (Unaudited)	—	—	—	—

VNG Limited

UNAUDITED INTERIM CONDENSED STATEMENT OF CASH FLOWS

for the three-month period ended June 30, 2022

For the three-month period ended June 30, 2022
VND (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	—

Net cash flows from operating activities	—

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash flows from investing activities	—

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash flows from financing activities	—

Net decrease in cash and cash equivalents	—

Cash and cash equivalents at April 1, 2022	—

Net foreign exchange difference	—

Cash and cash equivalents at June 30, 2022	—

VNG Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

as at June 30, 2022 and for the three-month period then ended

1.	BASIS OF PREPARATION

The unaudited interim condensed financial statements as at June 30, 2022 and for the three-month period then ended have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed financial statements do not include all the information and disclosures required in the annual financial statements.

The unaudited interim condensed financial statements have been prepared on a historical cost basis. The unaudited interim condensed financial statements are presented in Vietnam Dong (“VND”), which is also the Company’s functional currency.

These unaudited interim condensed financial statements have been authorized for issuance on November 14, 2022 by the management of the Company.

Going concern basis of accounting

The Company has prepared the unaudited interim condensed financial statements on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

2.	ISSUED CAPITAL

The Company is authorized to issue 49,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.000001 each and 1,000,000,000 Class B Ordinary Shares with a nominal or par value of US$0.000001 each. As at June 30, 2022, none of these shares have been issued or are outstanding (other than one “founder’s” Class A Ordinary Share).

3.	REORGANIZATION

On June 22, 2022, the Company entered into a share purchase agreement with certain shareholders of VNG Corporation to acquire all of their VNG Corporation ordinary shares, equivalent to 47.6% equity interest in VNG Corporation. The consideration provided by the Company comprises: a certain number of Class A Ordinary Shares (on a fixed basis of 6.769 Class A Ordinary Shares for every 1 VNG Corporation ordinary share); and cash. As at the date that these financial statements of the Company are authorized for issue, the Company is in the process of executing constitutional documents and agreements to complete the share purchase.

When all conditions to closing of the share transfer are satisfied and upon the completion of the reorganization and the initial public offering, the Company will hold 49% direct equity interest in VNG Corporation. Through other contractual arrangements, the Company will also hold an indirect equity interest in VNG Corporation.

4.	EVENTS AFTER THE REPORTING PERIOD

On November 14, 2022, the Company issued a warrant to an entity, which entitles it to purchase 9,695,879 Class A Ordinary Shares at an exercise price of VND 245,700.20 per Class A Ordinary

VNG Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (continued)

as at June 30, 2022 and for the three-month period then ended

4.	EVENTS AFTER THE REPORTING PERIOD (continued)

Share. If exercised, the total cash consideration that the Company would receive is VND2,382.3 billion (US$103 million). The exercise of the warrant is conditioned upon the closing of the Company’s initial public offering (“IPO”). If not exercised at all or in full at the time of the Company’s IPO, the warrant expires.

On November 14, 2022, under the terms of a novation agreement, the Company agreed to accept the obligation of VNG Corporation to an options holder (an online games service provider) upon its exercise of the option, such that the Company would deliver 6,991,705 Class A Ordinary Shares to the options holder, in place of VNG Corporation delivering a number of VNG Corporation ordinary shares to that options holder. The number of Class A Ordinary Shares to be delivered by the Company is such that the options holder would enjoy substantially the same economic benefit that it would have enjoyed under the original options agreement. The exercise price is US$1.1919 per share. If exercised, this would result in a total cash consideration of US$8.3 million.

There is no other significant matter or circumstance that has arisen after the reporting period that requires adjustment or disclosure in the unaudited interim condensed financial statements of the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-IPO memorandum and articles of association, which will become effective immediately upon completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities, judgments, fines, settlements and other amounts incurred or sustained by such director, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.4 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

ListCo has not issued or sold any securities as of the date of this registration statement, except in connection with the Reorganization in the manner described in Part I of this registration statement, in issuances exempt from registration pursuant to Section 4(a)(2) of the Securities Act, in transactions not involving a public offering, or in reliance on Regulation S under the Securities Act, in sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Item 8.	Exhibits

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ho Chi Minh City, Vietnam on                , 2023.

VNG Limited

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and              as an attorney-in-fact with full power of substitution, for them in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”), to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on                 , 2023.

Signature	Title
Chief Executive Officer and Chairman (principal executive officer)
Name: Le Hong Minh

Director
Name: Vuong Quang Khai

Director
Name: Edphawin Jetjirawat

Director
Name: Vo Sy Nhan

Director
Name: Christina Gaw

Chief Financial Officer (principal financial and accounting officer)
Name: Raymond Tan

Authorized Representative in the United States
By: Name: Title:

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1**	First Amended and Restated Memorandum of Association of the Registrant, as currently in effect
3.2#	Form of Second Amended and Restated Memorandum of Association of the Registrant, as in effect upon completion of this offering
4.1**	Form of Registration Rights Agreement between the Registrant and certain other persons named therein, as effective upon completion of this offering
5.1*	Opinion of Walkers regarding the validity of the Class A ordinary shares being registered
8.1*	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Allen & Overy LLP regarding certain United States federal tax matters
10.1*	Equity Incentive Plan of ListCo, as effective upon completion of this offering
10.2*	Equity Incentive Plan of VN OpCo, as effective upon completion of this offering
10.3*	Form of Employment Agreement between the Registrant and the chief executive officer of the Registrant
10.4*	Form of Indemnification Agreement between the Registrant and each director and executive officer of the Registrant
10.5**	Undertaking Letter Agreement dated as of November 14, 2022 by and between Le Hong Minh and the Registrant
10.6*†+	License Agreement, dated as of August 5, 2019, between Proxima Beta Pte. Limited, VNG Corporation and VNG Singapore PTE. LTD.
10.7*†+	Form of Exclusivity and Priority Agreement between VNG Corporation and certain other persons named therein
10.8*†+	Mobile Game Exclusive Agency Agreement, dated as of February 7, 2020, by and between Seasun Games Corporation Limited and VNG Corporation
10.9*	Cooperation Agreement between VN HoldCo and the Registrant, as effective upon completion of this offering
10.10**†	Loan Facility Agreement, dated as of September 13, 2022, between VN HoldCo and Citibank N.A., Singapore Branch
10.11**†	Mortgage Agreement over Collateral Account dated September 13, 2022, by and between VN OpCo, Citibank N.A., Singapore branch and certain other parties named therein
10.12**†+	Share Purchase Agreement, dated as of June 22, 2022, between the Registrant and certain of the Original Foreign Investors
10.13**	Form of Joint Voting Agreement between Mr. Le Hong Minh and Mr. Vuong Quang Khai
21.1*	Subsidiaries of the Registrant

Exhibit Number	Description of Document
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Walkers (included in Exhibit 5.1)
23.3*	Consent of Allen & Overy LLP (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct of the Registrant
99.2*	Consent of Frost & Sullivan (S) Pte Ltd
99.3*	Consent of Newzoo International B.V.
99.4*	Opinion of Allen & Overy Legal (Vietnam) Limited Liability Company regarding certain Vietnamese law matters
99.5**	Amended and Restated Charter of VN HoldCo, as in effect upon completion of this offering
99.6**	Amended and Restated Charter of VN OpCo, as in effect upon completion of this offering
107*	Calculation of Filing Fee Table

*	To be filed by amendment.
**	Previously filed.
#	Replaces previously submitted form of this exhibit.
†

Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Registrant customarily and actually treats that information as private or confidential and the omitted information is not material. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

+

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.